As filed with the Securities and Exchange
Commission on April 15, 2019

Registration No. 033-75992[*]
Registration No. 811-02513

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**
**FORM N-4**

Post-Effective Amendment No. 52
to
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
and Amendment to
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account C
*(Exact Name of Registrant)*

Voya Retirement Insurance and Annuity Company
*(Name of Depositor)*

One Orange Way
Windsor, Connecticut 06095-4774
*(Address of Depositor's Principal Executive Offices) (Zip Code)*

(860) 580-1631
*(Depositor's Telephone Number, including Area Code)*

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
*(Name and Address of Agent for Service)*

It is proposed that this filing will become effective:

|        | immediately upon filing pursuant to paragraph (b) of Rule 485 |
|:------:|---|
| X      | on May 1, 2019 pursuant to paragraph (b) of Rule 485 |

If appropriate, check the following box:

|        | this post-effective amendment designates a new effective date for a previously filed post-effective amendment. |
|:------:|---|

Title of Securities Being Registered:  Individual, Deferred, Fixed and Variable Annuity Contracts

# PART A
# INFORMATION REQUIRED IN A PROSPECTUS

# Voya Retirement Insurance and Annuity Company
and its
## Variable Annuity Account C

## VOYA PENSION IRA

### Supplement Dated May 1, 2019, to the Contract Prospectus dated May 1, 2019

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

_____

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the VY® Pioneer High Yield Portfolio.*

On November 16, 2018, the Board of Directors of Voya Partners, Inc. approved a proposal to reorganize the VY® Pioneer High Yield Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 23, 2019 (the "Reorganization Date"), Class I shares of the VY® Pioneer High Yield Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya High Yield Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on July 26, 2019, through the close of business on August 23, 2019, the Merging Fund will be in a "transition period" during which time a large portion of the Merging Fund's assets may be in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

**Voluntary Transfers Before the Reorganization Date.** Prior to the Reorganization Date, you may transfer amounts allocated to a subaccount that invests in the Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS" section of your contract prospectus for information about making subaccount transfers.**

**On the Reorganization Date.** On the Reorganization Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

**Automatic Fund Reallocation After the Reorganization Date.** After the Reorganization Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS" section of your contract prospectus for information about making fund allocation changes.**

**Allocation Instructions.** You may give us alternative allocation instructions at any time by writing to Customer Service, Defined Contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063 or by calling 1-800-262-3862.

# NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming Reorganization involving the VY® Pioneer High Yield Portfolio referenced above, Class I shares of the Voya High Yield Portfolio have, effective May 1, 2019, been added to your contract as a replacement investment option.

Please note the following information about the Voya High Yield Portfolio:

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Voya High Yield Portfolio**<br><br>  **Investment Adviser:** Voya Investments, LLC<br><br>  **Subadviser:** Voya Investment Management Co. LLC | Seeks to provide investors with a high level of current income and total return. |

## MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Variable Annuity Account C
## VOYA PENSION IRA
## CONTRACT PROSPECTUS – MAY 1, 2019

**The Contracts.** The contracts described in this prospectus are individual, deferred, fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). They are issued to you, the contract holder (may also be referred to as contract owner), as either a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Internal Revenue Code of 1986, as amended ("Tax Code") or a Roth IRA under Tax Code Section 408A. Additionally, the traditional IRA may be used as a funding option for a Simplified Employee Pension ("SEP") plan under Tax Code Section 408(k). The contracts are not currently available as a Simple IRA under Tax Code Section 408(p). **The contracts are no longer available for new sales. Existing contracts will continue to accept additional purchase payments subject to the terms of the contract.**

**Why Reading This Prospectus Is Important.** This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

**Investment Options.** The contract offers variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options. Some investment options may be unavailable through your contract or in your state.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. Information about the risks of investing in the funds is located in the "**INVESTMENT OPTIONS**" section on page 10 and in each fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain the prospectuses for future reference.

**Fixed Interest Options.** We describe the fixed interest options (the Guaranteed Interest Account ("GIA"), the Fixed Account and the Guaranteed Accumulation Account ("GAA") (available in New York only)) in appendices to this prospectus. There is also a separate GAA prospectus. Not all fixed interest options may be available for current or future investment.

**Compensation.** We pay compensation to broker-dealers whose registered representatives sell the contracts. See "**CONTRACT DISTRIBUTION**" for further information about the amount of compensation we pay.

**Getting Additional Information.** If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2019 Statement of Additional Information ("SAI") in association with this prospectus free of charge by indicating your request on your application, by calling the Company at 1-800-262-3862 or by writing to us at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**." You may also obtain a prospectus or an SAI for any of the funds, or a GAA prospectus by calling that number. This contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, www.sec.gov. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75992. The number assigned to the registration statement for the GAA is 333-230711. The SAI table of contents is listed on page 41 of this prospectus. The SAI is incorporated into this prospectus by reference.

**Internet Availability of Fund Shareholder Reports.** Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

**Additional Disclosure Information.** Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

**The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.**

## *The Funds*[*]

AB VPS Growth and Income Portfolio (Class A)

Calvert VP SRI Balanced Portfolio (Class I)

Fidelity® VIP Contrafund℠ Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio (Initial Class)

Fidelity® VIP Growth Portfolio (Initial Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

Franklin Small Cap Value VIP Fund (Class 2)

Invesco V.I. American Franchise Fund (Series I)

Invesco V.I. Core Equity Fund (Series I)

Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio (Class VC)

Oppenheimer Main Street Small Cap Fund®/VA (Non-Service Shares)[1]

PIMCO Real Return Portfolio (Administrative Class)

Pioneer High Yield VCT Portfolio (Class I)

Voya Balanced Portfolio (Class I)

Voya Global Bond Portfolio (Class I)

Voya Global Equity Portfolio (Class I)[2]

Voya Government Money Market Portfolio (Class I)

Voya Growth and Income Portfolio (Class I)

Voya High Yield Portfolio (Class I)

Voya Index Plus LargeCap Portfolio (Class I)

Voya Index Plus MidCap Portfolio (Class I)

Voya Index Plus SmallCap Portfolio (Class I)

Voya Intermediate Bond Portfolio (Class I)

Voya International High Dividend Low Volatility Portfolio (Class I)[2, 3]

Voya International Index Portfolio (Class I)

Voya Large Cap Growth Portfolio (Class I)

Voya Large Cap Value Portfolio (Class I)

Voya MidCap Opportunities Portfolio (Class I)

Voya Russell™ Large Cap Growth Index Portfolio (Class I)

Voya Russell™ Large Cap Value Index Portfolio (Class I)

Voya Small Company Portfolio (Class I)

Voya SmallCap Opportunities Portfolio (Class I)

Voya Solution 2025 Portfolio (Class S)[4]

Voya Solution 2035 Portfolio (Class S)[4]

Voya Solution 2045 Portfolio (Class S)[4]

Voya Solution Income Portfolio (Class S)[4]

Voya Strategic Allocation Conservative Portfolio (Class I)[4]

Voya Strategic Allocation Growth Portfolio (Class I)[4]

Voya Strategic Allocation Moderate Portfolio (Class I)[4]

VY® American Century Small-Mid Cap Value Portfolio (Class S)

VY® Baron Growth Portfolio (Class S)

VY® Clarion Global Real Estate Portfolio (Class I)

VY® Columbia Contrarian Core Portfolio (Class S)

VY® Invesco Comstock Portfolio (Class S)

VY® Invesco Equity and Income Portfolio (Class I)

VY® JPMorgan Mid Cap Value Portfolio (Class S)[5]

VY® Oppenheimer Global Portfolio (Class I)

VY® Pioneer High Yield Portfolio (Class I)

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

VY® T. Rowe Price Equity Income Portfolio (Class S)

VY® T. Rowe Price Growth Equity Portfolio (Class I)

Wanger Select

Wanger USA

---

[*] **See "APPENDIX IV – Fund Descriptions" for further information about the funds.**

[1] Massachusetts Mutual Life Insurance Company, an indirect corporate parent of OppenheimerFunds, Inc. and its subsidiaries, has entered into an agreement whereby Invesco Ltd. will acquire OppenheimerFunds, Inc. Subject to shareholder approval, this fund will, on or about May 24, 2019, change its name and share class to the Invesco Oppenheimer V.I. Main Street Small Cap Fund® (Series I), be managed by Invesco Advisers, Inc. and have the same investment objective as the Oppenheimer Main Street Small Cap Fund® (Non-Service Shares).

[2] This fund employs a managed volatility strategy. **See "INVESTMENT OPTIONS – Funds Available Through the Separate Account" for more information.**

[3] Prior to May 1, 2019, this fund was known as the VY® Templeton Foreign Equity Portfolio.

[4] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "**FEES - Fund of Funds**" for additional information.

[5] The VY® JPMorgan Mid Cap Value Portfolio is only available to individuals invested in the fund as of the close of business on February 7, 2014.

# TABLE OF CONTENTS

# CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

## *Contract Design*

The contracts described in this prospectus are individual, deferred, fixed and variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals.

## *Installment Purchase Payment Contracts and Single Purchase Payment Contracts*

Throughout the prospectus we refer to Installment Purchase Payment Contracts and Single Purchase Payment Contracts.

**Installment Purchase Payment Contracts.** Under these contracts you agree to make continuing periodic payments each year.

**Single Purchase Payment Contracts.** Under these contracts you make a lump-sum transfer of amounts accumulated under a pre-existing plan in accordance with our procedures and minimums in effect at the time of purchase.

## *Contract Facts*

**Free Look/Right to Cancel.** You may cancel your contract within ten days (some states require more than ten days) of receipt. **See "RIGHT TO CANCEL."**

**Death Benefit.** Your beneficiary may receive a financial benefit in the event of your death during both the accumulation and income phases (described in "*Contract Phases*," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

**Withdrawals.** During the accumulation phase, you may withdraw all or a part of your account value. Certain fees, taxes and early withdrawal penalties may apply. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS."** Amounts withdrawn from the GAA may be subject to a market value adjustment. **See "APPENDIX III."**

**Systematic Distribution Options.** These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

**Fees.** Certain fees are deducted from your account value. **See "FEE TABLE" and "FEES."**

## Questions: Contacting the Company.

To answer your questions, contact your sales representative or write or call our Home Office at:

    Customer Service
    Defined Contribution
    Administration
    P.O. Box 990063
    Hartford, CT 06199-0063
    1-800-262-3862.

## Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact us or your sales representative to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative requirements for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

**Taxation.** You will generally not pay taxes on any earnings from the annuity contracts described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs or Roth IRAs) also defer payment of taxes on earnings until they are withdrawn. Because you are considering an annuity for your IRA or Roth IRA, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by other types of IRAs. However, annuities do provide other features and benefits that may be valuable to you. You should discuss your decision with your financial representative. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

## *Contract Phases*

**Accumulation Phase** (accumulating retirement benefits)

**Step 1.** You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

**Step 2.** You direct us to invest your purchase payment in one or more of the following investment options:
- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

**Step 3.** Each subaccount you select purchases shares of its corresponding underlying fund.


Payments to Your Account
Step 1 ↓
Voya Retirement Insurance and Annuity Company
↓ Step 2 ↓
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
↓ Step 3 ↓
Mutual Fund A
Mutual Fund B

**Income Phase** (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase option that provides for payments to your beneficiary; and
- Select income phase payments that are fixed or vary based on the performance of the variable investment options you select.

# FEE TABLE

**The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.**

## *Maximum Transaction Expenses*

**The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.**[*]

| | |
|---|---|
| **Early Withdrawal Charge**[6] | |
| (as a percentage of amount withdrawn) | 1.00% |
| **Transfer Charges** | $10.00[7] |

## *Maximum Periodic Fees and Charges*

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

| | |
|---|---|
| **Maximum Annual Maintenance Fee** | $20.00[8] |
| **Separate Account Annual Expenses** | |
| (as a percentage of average account value) | |
| Maximum Mortality and Expense Risk Charge | 1.25% |
| Maximum Administrative Expense Charge[9] | 0.25% |
| Maximum Total Separate Account Annual Expenses | 1.50% |

**In this section:**
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

**See "FEES" for:**
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Fund Redemption Fees; and
- Premium and Other Taxes.

## *Fund Fees and Expenses*

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

| | Minimum | Maximum |
|---|---|---|
| **Total Annual Fund Operating Expenses** | | |
| (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses) | 0.39% | 1.41% |

**See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the fund's affiliates.**

---

[*] State premium taxes may apply, but are not reflected in the fee tables or examples. **See "FEES – *Premium and Other Taxes*."**

[6] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. The early withdrawal charge reduces over time. The actual schedule applied will differ depending on whether your contract is an installment purchase payment contract or a single purchase payment contract. The total early withdrawal charge deducted will not exceed 8.5% of the total purchase payments made to the contract. These fees may be waived, reduced or eliminated in certain circumstances. **See the "FEES" section.**

[7] During the accumulation phase, we allow you 12 free transfers among investment options each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge**. See "TRANSFERS."**

[8] The annual maintenance fee is generally deducted only from installment purchase payment contracts. Under certain contracts, the annual maintenance fee may also be deducted upon full withdrawals. **See "FEES – Annual Maintenance Fee."**

[9] We currently do not impose this charge. However, if allowed by your contract, we reserve the right to charge up to 0.25% annually. **See "FEES – Administrative Expense Charge."**

# *Examples*

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include transaction expenses, maintenance fees (converted to a percentage of assets equal to 0.0007% maximum separate account annual expenses and fund fees and expenses applicable to that type of contract.

**Fund Fees and Expenses Examples.** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| **Example (A) If you withdraw your entire account value at the end of the applicable time period:** [*] | | | | **Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:** [**] | | | |
|---|---|---|---|---|---|---|---|
| **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| $811 | $1,451 | $2,118 | $3,295 | $301 | $920 | $1,565 | $3,295 |

**Fund Fees and Expenses Examples.** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| **Example (A) If you withdraw your entire account value at the end of the applicable time period:** [*] | | | | **Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:** [**] | | | |
|---|---|---|---|---|---|---|---|
| **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| $714 | $1,161 | $1,636 | $2,281 | $199 | $614 | $1,055 | $2,281 |

.

---

[*] This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Contracts. The Installment Purchase Payment Contracts schedule is listed in "**FEES**." Under that schedule, if only one $10,000 purchase payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years one, three and five, and the 5% charge would apply. At the end of the tenth account year the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

[**] This example does not apply if during the income phase a nonlifetime income phase payment option with variable payments is selected and a lump-sum withdrawal is requested within three years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A

# CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** In **APPENDIX V** of this prospectus, we provide condensed financial information about the Variable Annuity Account C subaccounts you may invest in through the contract. The numbers show the year-end unit values in each subaccount over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date of first availability or the date purchase payments were first received in the subaccounts under the contract.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

# THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:


One Orange Way
Windsor, CT 06095-4774


**Product Regulation.** Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

# CONTRACT PURCHASE

**Contracts Available for Purchase.** The contracts available for purchase are individual, fixed and variable, deferred annuity contracts. They are intended to qualify under the Tax Code as one of the following:
- A traditional Individual Retirement Annuity (IRA) under Tax Code Section 408(b); or
- A Roth IRA under Tax Code Section 408A.

The traditional IRA may be used as a funding option for a Simplified Employee Pension (SEP) plan under Tax Code Section 408(k). The contract is not available as a "Simple IRA" as defined in Tax Code Section 408(p).

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**Eligibility.** Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA depends upon your adjusted gross income.

**How to Purchase.** Complete the application and submit it and your initial purchase payment to us directly or through your sales representative. An account will not be set up until payment is received.

**Acceptance or Rejection of Your Application.** We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods pending acceptance of the application only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

**Purchase Payment Methods.** Two types of contracts are available:
- **Installment Purchase Payment Contracts.** Under these contracts you agree to make continuing periodic purchase payments each year. Purchase payments must be at least $85 per month or $1,000 annually. Monthly installments must be made by automatic bank check plan; and
- **Single Purchase Payment Contracts.** Under these contracts you make a lump-sum transfer of amounts accumulated under a pre-existing plan in accordance with our procedures and minimums in effect at the time of purchase. The minimum purchase payment for a single purchase payment contract is $5,000.

**Transfers/Rollovers.** Rollovers and direct transfers are permitted from a 401, 403(a), 403(b), or governmental 457(b) arrangement to a traditional IRA, and beginning in 2008, to a Roth IRA, subject to payment of ordinary income tax.

**Allocating Purchase Payments to the Investment Options.** We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there are currently no limits on the number of investment options you may select. When selecting investment options, you may find it helpful to review the "**INVESTMENT OPTIONS**" section.

**Factors to Consider in the Purchase Decision.** The decision to purchase the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
- **Long-Term Investment** – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;

- **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative.

# RIGHT TO CANCEL

**When and How to Cancel.** You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," along with a written notice of cancellation.

**Refunds.** We will issue you a refund within seven calendar days of our receipt of your contract and written notice of cancellation. Your refund will equal all purchase payments made.

If the purchase payments for your cancelled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

# INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

## *Variable Investment Options*

These options are subaccounts of Variable Annuity Account C. Each subaccount invests in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

### Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas Law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

## Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed on the front of this prospectus. We also provide a brief description of each fund in **APPENDIX IV**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

**Funds With Managed Volatility Strategies.** As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

**Insurance-Dedicated Funds** *(Mixed and Shared Funding).* The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

**Possible Conflicts of Interest.** It is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

**For additional risks associated with each fund, please see the fund's prospectus**.

**Selection of Underlying Funds.** The underlying funds available through the contract described in this prospectus are determined by the Company. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included the certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

## Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

## Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;

- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number referenced under **"CONTRACT OVERVIEW – Questions:  Contacting the Company**." See also "**TRANSFERS**" for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

## *Fixed Interest Options*

For descriptions of the fixed interest options that may be available through the contract, see the appendices and the GAA prospectus. The GAA prospectus may be obtained free of charge at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

## *Selecting Investment Options*

When selecting investment options:
- Choose options appropriate for you. Your sales representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;
- Understand the risks associated with the options you choose. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- Be informed. Read this prospectus, all of the information that is available to you regarding the funds—including each fund's prospectus, statement of additional information, and annual and semi-annual reports, fixed interest option appendices, and the GAA prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:

- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts or in some states.

# FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both this section and the "**FEE TABLE**" section for information on fees.

## *Transaction Fees*

### Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

**Amount.** The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your contract. The schedules are listed below and appear on your contract schedule page. The charge will never be more than 8.5% of your total purchase payments to the contract.

> **Types of Fees**
>
> The following types of fees or deductions may affect your account:
> - **Transaction Fees:**
>   - ▷ Early Withdrawal Charge;
>   - ▷ Transfer Charge; and
>   - ▷ Fund Redemption Fees.
> - **Periodic Fees and Charges:**
>   - ▷ Annual Maintenance Fee;
>   - ▷ Mortality and Expense Risk Charge; and
>   - ▷ Administrative Expense Charge.
> - **Fund Fees and Expenses;** and
> - **Premium and Other Taxes.**

**Purpose.** This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with your contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

**Installment Purchase Payment Contracts.** Under installment purchase payment contracts, you agree to make a certain number of purchase payments each year. The early withdrawal charge percentage will be based on the number of completed purchase payment periods. A purchase payment period is the period of time it takes to make the number of installment purchase payments you agreed to make each year. For example, if you agree to make payments monthly, a purchase payment period would consist of 12 purchase payments. If only 11 purchase payments are made, the purchase payment period is not completed until the twelfth purchase payment is made. The number of completed purchase payment periods may not exceed the number of completed account years, regardless of the number of purchase payments made.

| Installment Purchase Payment Contract Schedule | |
|---|---|
| Completed Purchase Payment Periods | Early Withdrawal Charge |
| Fewer than 5 | 5% |
| 5 or more but fewer than 7 | 4% |
| 7 or more but fewer than 9 | 3% |
| 9 or more but fewer than 10 | 2% |
| More than 10 | 0% |

**Single Purchase Payment Contracts.** The following early withdrawal charge schedule applies to withdrawals from single purchase payment contracts.

| Single Purchase Payment Contract Schedule | |
|---|---|
| Completed Contract Years | Early Withdrawal Charge |
| Less than 5 | 5% |
| 5 or more but less than 6 | 4% |
| 6 or more but less than 7 | 3% |
| 7 or more but less than 8 | 2% |
| 8 or more but less than 9 | 1% |
| 9 or more | 0% |

**Waiver.** The early withdrawal charge is waived if the amount withdrawn is due to one or more of the following:
- Used to provide income phase payments to you;
- Paid due to your death;
- Withdrawn under a systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**");
- Withdrawn on or after the tenth anniversary of the effective date of an installment purchase payment contract;
- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;
- Withdrawn in part or in full from an installment purchase payment contract provided you are at least 59½ and nine purchase payment periods have been completed; or
- Withdrawn in an amount of 10% or less of your account value, provided you are between the ages of 59½ and 70½. This waiver applies only to the first partial withdrawal in each calendar year and does not apply to full withdrawals. The 10% amount will be calculated using your account value as of the date the request is received in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." When a systematic distribution option is selected, this provision includes any amounts paid under that election.

**Reduction or Elimination.** In addition to the specific waivers described above, we may reduce or eliminate the early withdrawal charge if we anticipate savings on our administrative expenses due to any of the following:
- The size and type of the group to whom the contract is offered;
- The amount of expected purchase payments; or
- A prior or existing relationship with the Company such as being an employee of the Company or one of its affiliates, receiving distributions or making transfers from other contracts issued by us, or transferring amounts held under qualified retirement plans sponsored by us or any of our affiliates.

We will not unfairly discriminate against any person if we reduce or eliminate the early withdrawal charge. Any reduction or elimination will be subject to state approval.

## Transfer Charge

**Amount.** $10 (not currently charged).

**When/How.** During the accumulation phase we currently allow you 12 free transfers each calendar year. We reserve the right, however, to charge $10 for each additional transfer. We currently do not impose this charge.

**Purpose.** This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

## Fund Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

## *Periodic Fees and Charges*

### Annual Maintenance Fee

**Maximum Amount.** $20 for installment purchase payment contracts. Single purchase payment contracts do not have a maintenance fee.

**When/How.** Each year during the accumulation phase we deduct this fee on your contract anniversary. It is deducted on a proportional basis from each subaccount and fixed interest option in which you have an interest.

**Purpose.** This fee reimburses us for our administrative expenses related to establishment and maintenance of your account.

**Reduction or Elimination.** We may reduce or eliminate the maintenance fee if we anticipate savings on our administrative expenses for the sale because of one or more of the following:
- The size and type of group to whom the contract is offered; or
- The amount of expected purchase payments.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. Any reduction or elimination of this fee will be done according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time. Any increase will not result in an Annual Maintenance Fee in excess of the maximum amount shown above and in the Fee Table.

### Mortality and Expense Risk Charge

**Maximum Amount.** This charge, on an annual basis, is equal to 1.25% of your account value invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum amount).

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option. This charge is deducted during the accumulation phase and the income phase.

**Purpose.** This charge compensates us for the mortality and expense risks we assume under the contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract; and
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this charge.

### Administrative Expense Charge

**Maximum Amount.** We reserve the right, if allowed by your contract, to charge up to 0.25% annually of your account value invested in the subaccounts. We currently do not impose this charge.

**When/How.** If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. This charge may be assessed during the accumulation phase and/or the income phase. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

**Purpose.** This charge helps defray our cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

## *Fund Fees and Expenses*

As shown in the fund prospectuses and described in the "**FEE TABLE – Fund Fees and Expenses**" section of this prospectus, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more fund fee and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

### Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
• A share of the management fee;
• Service fees;
• For certain share classes, 12b-1 fees; and
• Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
• Communicating with customers about their fund holdings;
• Maintaining customer financial records;
• Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
• Recordkeeping for customers, including subaccounting services;
• Answering customer inquiries about account status and purchase and redemption procedures;
• Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
• Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
• Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

**Revenue Received from Affiliated Funds.** The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

**Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2018, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity® Variable Insurance Products Funds;
- Wanger Advisor Trust Funds;
- Franklin Templeton Variable Insurance Products Trust Funds;
- PIMCO Variable Insurance Trust Funds;
- Lord Abbett Series Funds;
- Invesco Variable Insurance Funds;
- Calvert Funds;
- Pioneer Variable Contracts Trust Funds;
- Oppenheimer Variable Account Funds; and
- AB Variable Products Series Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2018, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

### Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

## *Premium and Other Taxes*

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct premium taxes from your account value or from your purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

# YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts; plus
- The current dollar value of amounts invested in the fixed interest options, including interest earnings to date.

**Subaccount Accumulation Units.** When you select a fund as an investment option, your account dollars invest in accumulation units of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

**Accumulation Unit Value.** The value of each accumulation unit in a subaccount is called the accumulation unit value ("AUV"). The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative expense charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

**Valuation.** We determine the AUV every normal business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the net investment factor of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees, deducted daily from investments in the separate account. See "**FEES**."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

**Step 1:** You make an initial purchase payment of $5,000.

**Step 2:**
- You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

**Step 3:** The separate account purchases shares of the applicable funds at the current market value (net asset value or NAV).


$5,000 contribution
Step 1 ↓
Voya Retirement Insurance and Annuity Company
Step 2 ↓
Variable Annuity Account C
Subaccount A
300 accumulation units
Subaccount B
100 accumulation units
Etc.
Step 3
Fund A
Fund B

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "**CONTRACT PURCHASE**." Subsequent purchase payments or transfers directed to the subaccounts that are received in good order by the close of business of the NYSE will purchase subaccount accumulation units at the AUV next computed as of the close of business of the NYSE on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

# TRANSFERS

During the accumulation phase, you may transfer amounts among the available subaccounts. We allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers must be made in accordance with the terms of your contract. You may not make transfers once you enter the income phase. **See "INCOME PHASE."**

**Transfer Requests.** Requests may be made in writing, by telephone or, where applicable, electronically at www.voyaretirementplans.com.

## *Limits on Frequent or Disruptive Transfers*

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

**Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

**Excessive Trading Policy.** We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Underlying Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

**Value of Transferred Dollars.** The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

**Telephone and Electronic Transactions: Security Measures.** To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

# WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase.

**Steps for Making a Withdrawal.** You must:

- Select the withdrawal amount:
  - ▷ Full Withdrawal:  You will receive, reduced by any required tax, your account value allocated to the subaccounts, the GIA (with reduced interest yield), the Fixed Account, and the GAA (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, redemption fees, and annual maintenance fee; or
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount):  You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge or redemption fees and any positive or negative market value adjustment for amounts withdrawn from the GAA or a reduced interest yield from the GIA.
- Select investment options. If you do not specify, we will withdraw dollars proportionally from each of your investment options; and
- Properly complete a disbursement form and submit it to the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**."

**See the appendices and the GAA prospectus for more information about withdrawals from the fixed interest options.**

**Calculation of Your Withdrawal.** We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW – Questions:** Contacting **the Company**," or on such later date as you specify on the disbursement form.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your disbursement form in good order.

---

**Taxes, Fees and Other Deductions**

Amounts withdrawn may be subject to one or more of the following:

- Early Withdrawal Charge. **See "FEES – Early Withdrawal Charge"**;
- Annual Maintenance Fee. **See "FEES – Annual Maintenance Fee"**;
- Market Value Adjustment. **See "APPENDIX III" and the GAA prospectus**;
- Fund Redemption Fees. **See "FEES – Fund Redemption Fees"**;
- Tax Penalty. **See "FEDERAL TAX CONSIDERATIONS"**; and
- Tax Withholding. **See "FEDERAL TAX CONSIDERATIONS."**

To determine which may apply, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**."

---

**Reinstatement Privilege.** Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinvest all or a portion of your withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested.

We will credit the amount reinvested proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinvested any annual maintenance fee which fell due after the withdrawal and before the reinvestment. Provided all options are available, we will reinvest in the same investment options and proportions in place at the time of withdrawal. If an investment option is closed or otherwise no longer available, amounts to be allocated to any such option will be reinvested in a replacement option as directed by your plan sponsor. If your plan sponsor has not designated a replacement option, unless we receive alternative allocation instructions, amounts that would have been reinvested in the investment option that is closed or unavailable may be automatically allocated among the other available investment options according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available investment options, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Special rules apply to reinstatements of amounts withdrawn from the GIA and the GAA. See the appendices Seek competent advice regarding the tax consequences associated with reinstatement.

# SYSTEMATIC DISTRIBUTION OPTIONS

These options may be exercised at any time during the accumulation phase of the contract. The following systematic distribution options may be available:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account; and

- **Estate Conservation Option ("ECO")/Recurring RMD Payment ("RRP").** This option offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under this option, we calculate the minimum distribution amount required by law generally at age 70½ and pay you that amount once a year. This option is not available under Roth IRA contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO/RRP.

**Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**."

> **Features of a Systematic Distribution Option**
>
> A systematic distribution option allows you to receive regular payments from the contract, without moving into the income phase.
>
> By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

**Systematic Distribution Options Availability.** If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time, and/or change the terms of future elections.

**Eligibility for a Systematic Distribution Option.** To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or call us at the number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**."

**Terminating a Systematic Distribution Option.** You may revoke a systematic distribution option at any time by submitting a written request to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Once revoked, ECO/RRP may not be elected again, unless allowed under the Tax Code.

**Taxation.** Taking a withdrawal under a systematic distribution option may have tax consequences. If you are concerned about tax implications, consult a tax and/or legal adviser before electing an option. **See "FEDERAL TAX CONSIDERATIONS."**

# DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. **For death benefit information applicable to the income phase, see "INCOME PHASE."**

**During the Accumulation Phase.** The contract provides a death benefit in the event of your death during the accumulation phase.

**Who Receives the Death Benefit Proceeds?** If you would like certain individuals to receive the death benefit when it becomes payable, you may name them as your beneficiaries. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

**Designating Your Beneficiary.** You may designate a beneficiary on your application or by contacting your sales representative or by calling us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

**Death Benefit Amount.** The amount of the death benefit is equal to your account value as of the next time we value your account following the date on which we receive proof of your death and a payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

For amounts held in the GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative aggregate market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in **APPENDIX III** and in the GAA prospectus. For amounts held in the GIA, the full annual guaranteed interest rate will be credited.

**Death Benefit Payment Options.** Unless otherwise requested, we will mail payment to the beneficiary within seven calendar days after we receive proof of death and payment request acceptable to us. If allowed by the Tax Code, the designated beneficiary may elect to have the death benefit proceeds paid in any one of the following ways:
- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options (see "**INCOME PHASE**"); or
- Payment in accordance with any of the available systematic distribution options subject to certain limitations. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

## Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

**The Retained Asset Account.** The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

The following options are also available to the beneficiary; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

- Leave the account value invested in the contract; or
- For certain contracts, leave the account value on deposit in the Company's general account, and receive monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary can withdraw the balance on deposit at any time or request to receive income payments in accordance with any of the available income phase payment options. **See "INCOME PHASE."**

**Taxation.** The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

# INCOME PHASE

During the income phase you stop contributing dollars to the contract and start receiving payments from your accumulated account value.

- **Initiating Income Phase Payments.** At least 30 days prior to the date you want to start receiving income phase payments you must notify us in writing of the following:
- Payment start date;
- Payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- • Selection of subaccounts and an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed.

We may have used the following terms in prior prospectuses:

**Annuity Phase** – Income Phase

**Annuity Option** –Income Phase Payment Option

**Annuity Payment –** Income Phase Payment

**Annuitization** – Initiating Income Phase Payments

Also, income phase payments are sometimes referred to as "annuity payments."

**What Affects Income Phase Payments?** Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on the subaccounts available during the income phase at the time you make your selection. Payment amounts will vary depending upon investment performance of the subaccounts you select. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service. For variable payments, you must also select an assumed net investment rate. You may not transfer among subaccounts during the income phase.

**Assumed Net Investment Rate.** If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.5%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually after deduction of fees. Payment amounts will decline if the investment performance is less than 5% after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "**CONTRACT OVERVIEW – Questions:  Contacting the Company**."

**Minimum Payment Amounts.** The income phase payment option you select must result in one of the following:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

**Restrictions on Start Dates and the Duration of Payments.** When income phase payments start, the age of the annuitant (defined below) plus the number of years for which income phase payments are guaranteed must not exceed 95. Certain tax rules may also limit length of income phase payments. For Roth IRAs these minimum distribution rules do not apply. **See "FEDERAL TAX CONSIDERATIONS."**

Regardless of your income phase payment start date, your income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option may have adverse tax consequences. You should consult with a tax and/or legal adviser if you are considering this course of action.

**Charges Deducted.** When you select an income phase payment option (one of the options listed in the tables on the following page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative expense charge from amounts held in the subaccounts. **See "FEES."**

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the following "Income Phase Payment Options" table. If a lump-sum payment is due as a death benefit, payment will be sent within seven calendar days following our receipt of proof of death and the payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**." Any death benefit payable must be distributed to the beneficiary at least as rapidly as under the method of distribution in effect on the date of death.

## Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account" for more information about the retained asset account**.

**Calculation of Death Benefit.** We will calculate the value of any death benefit at the next valuation after we receive proof of death acceptable to us and the payment request in good order. Such value will be reduced by any payments made after the date of death.

**Taxation.** To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

## *Income Phase Payment Options*

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

**Terms to Understand:**
- **Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based; and
- **Beneficiary(ies):** The person(s) or entities entitled to receive a death benefit under the contract.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income – Guaranteed Payments[*] | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five, ten, 15 or 20 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income – Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for either:<br>• 100%, $66^2/_3$% or 50% of the payment to continue to the surviving annuitant after the first death; or<br>• 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment will continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end upon the deaths of both annuitants. |
| Life Income – Two Lives- Guaranteed Payments[*] | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for ten or more years as specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Nonlifetime Income Phase Payment Option | |
| Nonlifetime – Guaranteed Payments[*] | **Length of Payments:** You may select payments for three to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge. |

---

[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

**Lump-Sum Payments:** If the "Nonlifetime – Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three years of payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will assess the applicable early withdrawal charge. **See "FEES – Early Withdrawal Charge."** If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional purchase payments are made.

**Calculation of Lump-Sum Payments:** If a lump-sum payment is available to a beneficiary or to you under the income phase payment options listed in the table above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

# FEDERAL TAX CONSIDERATIONS

## *Introduction*

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary; as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the Internal Revenue Service ("IRS") would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **In this section:**
> - **Introduction;**
> - **Taxation of Qualified Contracts;**
> - **Possible Changes in Taxation; and**
> - **Taxation of the Company.**
>
> When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

## Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 408 or 408A of the Tax Code. **Employers or individual intending to use the contract with such plans should seek tax and legal advice.**

## *Taxation of Qualified Contracts*

### Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with the IRA qualification requirements.**

The Company may offer or have offered the contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

**Special Considerations for IRAs.** IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distributions from SIMPLE IRAs made within two years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

**Special Considerations for Roth IRAs.** Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA, or eligible plan. Individuals may convert an IRA, Simplified Employee Pension ("SEP") Plan or a Savings Incentive Match Plan for Employees ("SIMPLE") to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

## Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract holders, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral.** Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

## Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs above. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

**Traditional and Roth IRAs.** You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2019, the contribution to your traditional IRA cannot exceed the lesser of $6,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2019, the contribution to a Roth IRA cannot exceed the lesser of $6,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

## Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. The taxable portions of all distributions will be reported to the IRS.

**IRAs.** All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

**10% Additional Tax.** The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with an IRA. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

The Tax Code may provide other exceptions or impose other additional taxes in other circumstances.

**Qualified Distributions – Roth IRA.** A partial or full distribution of purchase payments to a Roth IRA account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth IRA account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account;

- ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

## Lifetime Required Minimum Distributions (IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

**Roth IRAs.** Required minimum distributions are not applicable to Roth IRAs during your lifetime.

Further information regarding required minimum distributions may be found in your contract or certificate.

## Required Distributions upon Death (IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2019, your entire balance must be distributed to the designated beneficiary by December 31, 2024. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs).** In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

## Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income withholding rates vary according to the type of distribution and the recipient's tax status.

**IRAs and Roth IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

**Non-Resident Aliens.** If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

## Assignment and Other Transfers

**IRAs and Roth IRAs.** The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

## Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

## *Possible Changes in Taxation*

Although the likelihood changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

## *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the separate account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against a separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include Company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

# CONTRACT DISTRIBUTION

**General.** The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Compensation Arrangements.** Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid range up to 7% of all amounts contributed to a contract. The Company may also pay asset-based service fees ranging up to 0.50%.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rate noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2018, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- Voya Financial Advisors, Inc.;
- Lincoln Investment Planning, Inc.;
- LPL Financial Corporation;
- Regulus Advisors, LLC;
- Morgan Stanley Smith Barney LLC;
- Kestra Investment Services, LLC;
- Woodbury Financial Services, Inc.;
- Cetera Investment Services LLC;
- American Portfolios Financial Services, Inc.;
- PlanMember Securities Corporation;
- NYLIFE Securities LLC;
- Securities America, Inc.;
- Lincoln Financial Advisors Corporation;
- Royal Alliance Associates, Inc.;
- Ameriprise Financial Services, Inc.;
- GWN Securities Inc.;
- SagePoint Financial, Inc.;
- Northwestern Mutual Investment Services, Inc.;
- First Allied Securities, Inc.;
- Lockton Financial Advisors, LLC;
- Cadaret, Grant & Co., Inc.;
- MMA Securities LLC;
- Ameritas Investment Corp.;
- IMA Wealth, Inc.; and
- ProEquities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your application materials.

# OTHER TOPICS

## *Order Processing*

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

## *Anti-Money Laundering*

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

## *Unclaimed Property*

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to our Service Center in writing at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**" or by calling 1-800-262-3862.

## *Cyber Security*

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

## *Payment Delay or Suspension*

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

- On any valuation date when the NYSE is closed (except customary holidays or weekends or when trading on the NYSE is restricted);
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to determine the value of the subaccount's assets; or
- During any other periods the SEC permits for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

## *Contract Modification*

We may modify the contract when we deem an amendment appropriate by providing you written notice 30 days before the effective date of the change. The most likely reason for a change to the contract would be to ensure compliance with applicable law. Certain changes will require the approval of appropriate state or federal regulatory authorities.

## *Involuntary Terminations*

Subject to state regulatory approval, following the completion of two contract years in which no purchase payments have been made, the Company reserves the right to pay your full account value to you if that value is less than $1,500, provided the Company gives you 90 days written notice. Such account value paid may not utilize the reinvestment privilege. The full account value payable to you will not be reduced by any early withdrawal charge, and amounts withdrawn from the GIA, if applicable, will not receive a reduced rate of interest. Amounts withdrawn from the GIA will receive a guaranteed effective annual yield to the date of contract termination as if the amounts had remained in the GIA until the end of a guaranteed term (see "**APPENDIX I**"). Amounts withdrawn from the GAA will receive the greater of (a) the aggregate MVA amount from all guaranteed terms prior to the end of those terms; or (b) the applicable portion of your account value in the GAA. This provision does not apply if you have initiated income phase payments.

## *Legal Proceedings*

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

# THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

| | |
|---|---|
| General Information and History | 2 |
| Variable Annuity Account C | 2 |
| Offering and Purchase of Contracts | 2 |
| Income Phase Payments | 3 |
| Performance Reporting | 4 |
| Sales Material and Advertising | 4 |
| Experts | 5 |
| Financial Statements of the Separate Account | 1 |
| Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company | C-1 |

You may request an SAI by calling the Company at the number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**."

# APPENDIX I
# GUARANTEED INTEREST ACCOUNT

(availability subject to regulatory approval)

The Guaranteed Interest Account ("GIA") is an investment option that may be available during the accumulation phase. Amounts allocated to GIA are held in a nonunitized separate account of the Company, as described below.

**General Disclosure.** Interests in GIA have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding GIA, may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this appendix regarding GIA has not been reviewed by the SEC.

**Overview.** Amounts that you invest in GIA will earn a guaranteed interest rate if amounts are left in GIA for the specified period of time. Interest is credited daily at a rate that will provide the guaranteed effective yield by the end of the stated period of time. If amounts are withdrawn or transferred before the end of a stated period of time (except if pursuant to the Company's termination of the contract, see "**OTHER TOPICS – Involuntary Terminations**"), we will pay a reduced rate of interest, but never less than the minimum stated in the contract.

During a stated period, you may apply all or a portion of your account value to any or all available guaranteed terms within the short-term and long-term classifications.

- Short Term Classification – Three years or less
- Long Term Classification – Ten years or less, but greater than three years

As a guaranteed term matures, assets accumulating under GIA may be:

- Transferred to a new guaranteed term, if available;
- Transferred to the other available investment options; or
- Withdrawn. Amounts withdrawn may be subject to an early withdrawal charge and/or tax liabilities.

**Allocations to a Nonunitized Separate Account of the Company.** Amounts allocated to both long-term and short-term classifications of GIA will be deposited in a nonunitized separate account. To the extent provided in the contract, the assets of the separate account are not chargeable with liabilities resulting from any other business of the Company. Income, gains and losses of the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the Company.

**Mortality and Expense Risk Charge.** We make no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited interest rate.

**Transfers.** Transfers are permitted from guaranteed terms of one classification to available guaranteed terms of another classification. We will apply a reduced rate of interest to amounts transferred prior to the end of a guaranteed term. Transfers of GIA values due to a maturity are not subject to a reduced rate of interest.

**Income Phase.** By notifying us at least 30 days before income phase payments begin, you may elect to have amounts that have been accumulating under GIA transferred to one or more of the subaccounts currently available during the income phase to provide variable income phase payments. GIA cannot be used as an investment option during the income phase.

**Reinvestment Privilege.** Any amounts reinvested in GIA will be applied to the current deposit period. Amounts are proportionately reinvested to the classifications in the same manner as they were allocated before the withdrawal.

# APPENDIX II
# FIXED ACCOUNT

## General Disclosure

- The Fixed Account is an investment option that may be available during the accumulation phase under the contracts.
- Amounts allocated to the Fixed Account are held in the Company's general account, which supports insurance and annuity obligations.
- Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.
- Additional information about this option may be found in the contract.

## Interest Rates

- The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company.
- Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Withdrawals.** Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to six months or as provided by applicable federal or state law. Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The amount held in the Fixed Account under the contract exceeds $250,000 on the day prior to the current withdrawal ($500,000 for contracts issued prior to August 1988); or
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

During the payment period, the interest rate credited to amounts held in the Fixed Account will be determined in the manner set forth in the contract. In no event will the interest rate be less than the guaranteed minimum stated in the contract.

**Charges.** We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "**FEES**."

**Transfers.** During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

Additionally, your account value remaining in the Fixed Account may be transferred in its entirety to any other investment option if one of the following applies:

- Your account value in the Fixed Account is $2,000 or less; or
- You transferred the maximum amount allowed from the Fixed Account in each of the last four consecutive calendar years and no additional payments have been allocated to the Fixed Account during that same time period.

**Income Phase.** By notifying us at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments. The Fixed Account is not available as an investment option during the income phase.

# APPENDIX III
# GUARANTEED ACCUMULATION ACCOUNT
(offered in New York only)

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the GAA will be deposited in a nonunitized separate account established by the Company. This appendix is only a summary of certain facts about the GAA. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The GAA may not be available in all contracts or states, and if permitted under the contract we may close or restrict the GAA to current or future investment.

**General Disclosure.** Amounts that you invest in the GAA will earn a guaranteed interest rate if amounts are left in the GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a market value adjustment which may be positive or negative.

When you decide to invest money in the GAA, you will want to contact your sales representative or us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" to learn:
- The interest rate we will apply to the amounts that you invest in the GAA. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the GAA.
- The period of time your account dollars need to remain in the GAA in order to earn that rate. You are required to leave your account dollars in the GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

**Deposit Periods.** A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. To have a particular interest rate and guaranteed term apply to your account dollars, you must invest them during the deposit period for which that rate and term are offered.

**Interest Rates.** We guarantee different interest rates, depending upon when account dollars are invested in the GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

**Fees and Other Deductions.** If all or a portion of your account value in the GAA is withdrawn, you may incur the following:
- Market Value Adjustment ("MVA") – as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax Withholding. **See "FEDERAL TAX CONSIDERATIONS"**;
- Early Withdrawal Charge. **See "FEES"**; and
- Maintenance Fee. **See "FEES."**

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

**Market Value Adjustment.** If you withdraw or transfer your account value from the GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the GAA.
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

**Guaranteed Terms.** The guaranteed term is the period of time account dollars must be left in the GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your sales representative or us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company"** to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

- Short term – three years or fewer; and
- Long term – ten years or less, but greater than three years.

At the end of a guaranteed term you may:

- Transfer dollars to a new guaranteed term, if available;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. See "**Fees and Other Deductions**" in this appendix.

**Transfers.** Generally, account dollars invested in the GAA may be transferred among guaranteed terms offered through the GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

**The Income Phase.** The GAA cannot be used as an investment option during the income phase, however, you may notify us at least 30 days in advance to elect a variable income phase payment option and to transfer your GAA dollars to any of the subaccounts available during the income phase.

**Reinstatement Privilege.** If amounts are withdrawn from the GAA and then reinvested in the GAA, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate and guaranteed terms available on the date of reinvestment will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at* www.sec.gov. *Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-230711.*

# APPENDIX IV
# FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge at the address and telephone number referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **AB VPS Growth and Income Portfolio**<br><br>**Investment Adviser:** AllianceBernstein, L.P. | Seeks long-term growth of capital. |
| **Calvert VP SRI Balanced Portfolio**<br><br>**Investment Adviser:** Calvert Research and Management | Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity. |
| **Fidelity® VIP Contrafund℠ Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks long-term capital appreciation. |
| **Fidelity® VIP Equity-Income Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Fidelity® VIP Growth Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks to achieve capital appreciation. |
| **Fidelity® VIP Overseas Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc., FMR Investment Management (UK) Limited and other investment advisers | Seeks long-term growth of capital. |
| **Franklin Small Cap Value VIP Fund**<br><br>**Investment Adviser:** Franklin Mutual Advisers, LLC | Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies. |
| **Invesco V.I. American Franchise Fund**<br><br>**Investment Adviser:** Invesco Advisers, Inc. | Seeks capital growth. |
| **Invesco V.I. Core Equity Fund**<br><br>**Investment Adviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital. |
| **Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio**<br><br>**Investment Adviser:** Lord, Abbett & Co. LLC | Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies. |
| **Oppenheimer Main Street Small Cap Fund®/VA**<br><br>**Investment Adviser:** OFI Global Asset Management, Inc.<br><br>**Subadviser:** OppenheimerFunds, Inc. | The Fund seeks capital appreciation. |
| **PIMCO Real Return Portfolio**<br><br>**Investment Adviser:** Pacific Investment Management Company LLC | Seeks maximum real return, consistent with preservation of real capital and prudent investment management. |
| **Pioneer High Yield VCT Portfolio**<br><br>**Investment Adviser:** Pioneer Investment Management, Inc. | Maximize total return through a combination of income and capital appreciation. The Portfolio invests in below-investment-grade debt securities and preferred securities. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Balanced Portfolio**<br><br>    **Investment Adviser:**  Voya Investments, LLC<br><br>    **Subadviser:**  Voya Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **Voya Global Bond Portfolio**<br><br>    **Investment Adviser:**  Voya Investments, LLC<br><br>    **Subadviser:**  Voya Investment Management Co. LLC | Seeks to maximize total return through a combination of current income and capital appreciation. |
| **Voya Global Equity Portfolio**<br><br>    **Investment Adviser:**  Voya Investments, LLC<br><br>    **Subadviser:**  Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |
| **Voya Government Money Market Portfolio\***<br><br>    **Investment Adviser:**  Voya Investments, LLC<br><br>    **Subadviser:**  Voya Investment Management Co. LLC<br><br>**\* There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.** | Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. |
| **Voya Growth and Income Portfolio**<br><br>    **Investment Adviser:**  Voya Investments, LLC<br><br>    **Subadviser:**  Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya High Yield Portfolio**<br><br>    **Investment Adviser:**  Voya Investments, LLC<br><br>    **Subadviser:**  Voya Investment Management Co. LLC | Seeks to provide investors with a high level of current income and total return. |
| **Voya Index Plus LargeCap Portfolio**<br><br>    **Investment Adviser:**  Voya Investments, LLC<br><br>    **Subadviser:**  Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk. |
| **Voya Index Plus MidCap Portfolio**<br><br>    **Investment Adviser:**  Voya Investments, LLC<br><br>    **Subadviser:**  Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Index Plus SmallCap Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk. |
| **Voya Intermediate Bond Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International High Dividend Low Volatility Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co., LLC | Seeks maximum total return. |
| **Voya International Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **Voya Large Cap Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya Large Cap Value Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |
| **Voya MidCap Opportunities Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Russell™ Large Cap Growth Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Russell™ Large Cap Value Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |
| **Voya Small Company Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations. |
| **Voya SmallCap Opportunities Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Solution 2025 Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution 2035 Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution 2045 Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Strategic Allocation Conservative Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital. |
| **Voya Strategic Allocation Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide capital appreciation. |
| **Voya Strategic Allocation Moderate Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized). |
| **VY® American Century Small-Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** American Century Investment Management, Inc. | Seeks long-term capital growth. Income is a secondary objective. |
| **VY® Baron Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |
| **VY® Clarion Global Real Estate Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** CBRE Clarion Securities LLC | Seeks high total return consisting of capital appreciation and current income. |
| **VY® Columbia Contrarian Core Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Columbia Management Investment Advisers, LLC | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® Invesco Comstock Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY® Invesco Equity and Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® JPMorgan Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **VY® Oppenheimer Global Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **VY® Pioneer High Yield Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Amundi Pioneer Asset Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **VY® T. Rowe Price Equity Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks. |
| **VY® T. Rowe Price Growth Equity Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth through investments in stocks. |
| **Wanger Select**<br><br>**Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Wanger USA**<br><br>**Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |

# APPENDIX V
# CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2018, the following tables give: (1) the accumulation unit value ("AUV") at the beginning of the period; (2) the AUV at the end of the period; and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2018, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2018, are not reflected in the following information.**

## TABLE I

(Selected data for accumulation units outstanding throughout each period)

| | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AB VPS GROWTH AND INCOME PORTFOLIO (CLASS A)** | | | | | | | | | | |
| Value at beginning of period | $24.92 | $21.21 | $19.30 | $19.21 | $17.76 | $13.33 | $11.48 | $10.93 | $9.79 | $8.20 |
| Value at end of period | $23.22 | $24.92 | $21.21 | $19.30 | $19.21 | $17.76 | $13.33 | $11.48 | $10.93 | $9.79 |
| Number of accumulation units outstanding at end of period | 10,343 | 11,464 | 16,958 | 8,868 | 9,663 | 14,459 | 12,307 | 23,795 | 24,674 | 25,204 |
| **CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $19.12 | $17.29 | $16.23 | $16.80 | $15.52 | $13.32 | $12.20 | $11.82 | $10.67 | $8.63 |
| Value at end of period | $18.38 | $19.12 | $17.29 | $16.23 | $16.80 | $15.52 | $13.32 | $12.20 | $11.82 | $10.67 |
| Number of accumulation units outstanding at end of period | 13,187 | 14,780 | 20,270 | 19,518 | 27,865 | 38,311 | 42,861 | 50,022 | 58,823 | 63,256 |
| **FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| Value at beginning of period | $73.83 | $61.34 | $57.50 | $57.84 | $52.32 | $40.35 | $35.10 | $36.46 | $31.49 | $23.50 |
| Value at end of period | $68.26 | $73.83 | $61.34 | $57.50 | $57.84 | $52.32 | $40.35 | $35.10 | $36.46 | $31.49 |
| Number of accumulation units outstanding at end of period | 78,688 | 95,726 | 117,474 | 141,713 | 203,124 | 282,740 | 340,957 | 422,375 | 496,918 | 538,064 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| Value at beginning of period | $53.45 | $47.94 | $41.13 | $43.37 | $40.39 | $31.92 | $27.55 | $27.63 | $24.30 | $18.89 |
| Value at end of period | $48.41 | $53.45 | $47.94 | $41.13 | $43.37 | $40.39 | $31.92 | $27.55 | $27.63 | $24.30 |
| Number of accumulation units outstanding at end of period | 34,507 | 45,648 | 63,856 | 73,221 | 93,506 | 135,540 | 163,893 | 197,012 | 249,907 | 278,676 |
| **FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| Value at beginning of period | $62.48 | $46.82 | $47.03 | $44.43 | $40.42 | $30.02 | $26.51 | $26.79 | $21.84 | $17.24 |
| Value at end of period | $61.60 | $62.48 | $46.82 | $47.03 | $44.43 | $40.42 | $30.02 | $26.51 | $26.79 | $21.84 |
| Number of accumulation units outstanding at end of period | 45,738 | 55,319 | 62,757 | 77,805 | 95,605 | 125,115 | 158,611 | 197,485 | 254,807 | 309,061 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| Value at beginning of period | $26.73 | $20.77 | $22.16 | $21.65 | $23.85 | $18.51 | $15.53 | $18.98 | $16.99 | $13.60 |
| Value at end of period | $22.49 | $26.73 | $20.77 | $22.16 | $21.65 | $23.85 | $18.51 | $15.53 | $18.98 | $16.99 |
| Number of accumulation units outstanding at end of period | 11,593 | 14,961 | 16,910 | 27,362 | 35,035 | 46,061 | 53,111 | 67,648 | 81,993 | 94,880 |
| **FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $35.88 | $32.83 | $25.54 | $27.92 | $28.11 | $20.89 | $17.87 | $18.80 | $14.85 | $11.64 |
| Value at end of period | $30.87 | $35.88 | $32.83 | $25.54 | $27.92 | $28.11 | $20.89 | $17.87 | $18.80 | $14.85 |
| Number of accumulation units outstanding at end of period | 12,780 | 15,029 | 19,366 | 21,527 | 35,240 | 64,545 | 75,875 | 92,163 | 108,930 | 107,114 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $70.13 | $55.76 | $55.21 | $53.24 | $49.71 | $35.92 | $37.16 | | | |
| Value at end of period | $66.75 | $70.13 | $55.76 | $55.21 | $53.24 | $49.71 | $35.92 | | | |
| Number of accumulation units outstanding at end of period | 2,128 | 2,308 | 2,480 | 3,004 | 3,634 | 7,144 | 8,150 | | | |

| | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|---|---|---|
| **INVESCO V.I. CORE EQUITY FUND (SERIES I)** | | | | | | | | | | |
| Value at beginning of period | $7.33 | $9.29 | $10.05 | $9.92 | $11.16 | $14.24 | $15.21 | $14.16 | $15.42 | $17.23 |
| Value at end of period | $9.29 | $10.05 | $9.92 | $11.16 | $14.24 | $15.21 | $14.16 | $15.42 | $17.23 | $15.42 |
| Number of accumulation units outstanding at end of period | 84,001 | 61,889 | 48,093 | 34,866 | 22,675 | 16,195 | 11,608 | 10,462 | 10,099 | 8,848 |
| **LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)** | | | | | | | | | | |
| Value at beginning of period | $8.85 | $11.07 | $13.71 | $13.00 | $14.70 | $18.92 | $20.84 | $19.80 | $22.76 | $24.02 |
| Value at end of period | $11.07 | $13.71 | $13.00 | $14.70 | $18.92 | $20.84 | $19.80 | $22.76 | $24.02 | $20.15 |
| Number of accumulation units outstanding at end of period | 192,649 | 171,002 | 143,372 | 114,312 | 98,115 | 53,573 | 24,739 | 22,447 | 20,126 | 18,753 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)** | | | | | | | | | | |
| Value at beginning of period | $9.09 | $12.31 | $15.00 | $14.49 | $16.88 | $23.51 | $25.99 | $24.15 | $28.16 | $31.75 |
| Value at end of period | $12.31 | $15.00 | $14.49 | $16.88 | $23.51 | $25.99 | $24.15 | $28.16 | $31.75 | $28.12 |
| Number of accumulation units outstanding at end of period | 17,519 | 16,141 | 14,854 | 13,965 | 15,416 | 10,876 | 10,509 | 5,386 | 3,566 | 1,717 |
| **PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)** | | | | | | | | | | |
| Value at beginning of period | $10.50 | $12.27 | $13.10 | $14.45 | $15.51 | $13.91 | $14.16 | $13.61 | $14.14 | $14.47 |
| Value at end of period | $12.27 | $13.10 | $14.45 | $15.51 | $13.91 | $14.16 | $13.61 | $14.14 | $14.47 | $13.97 |
| Number of accumulation units outstanding at end of period | 159,058 | 177,481 | 147,255 | 152,325 | 99,675 | 90,090 | 73,492 | 59,391 | 53,641 | 46,067 |
| **PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $7.70 | $12.20 | $14.22 | $13.81 | $15.83 | $17.51 | $17.31 | $16.42 | $18.53 | $19.62 |
| Value at end of period | $12.20 | $14.22 | $13.81 | $15.83 | $17.51 | $17.31 | $16.42 | $18.53 | $19.62 | $18.74 |
| Number of accumulation units outstanding at end of period | 30,403 | 33,367 | 28,047 | 22,700 | 17,431 | 14,487 | 12,159 | 10,303 | 11,105 | 8,416 |
| **VOYA BALANCED PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $21.06 | $24.80 | $27.95 | $27.24 | $30.57 | $35.23 | $36.96 | $35.82 | $38.14 | $43.22 |
| Value at end of period | $24.80 | $27.95 | $27.24 | $30.57 | $35.23 | $36.96 | $35.82 | $38.14 | $43.22 | $39.77 |
| Number of accumulation units outstanding at end of period | 962,054 | 861,258 | 732,105 | 642,569 | 563,770 | 484,415 | 384,128 | 345,708 | 306,140 | 277,777 |
| **VOYA GLOBAL BOND PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $9.60 | $11.53 | $13.20 | $13.51 | $14.40 | $13.65 | $13.54 | $12.79 | $13.43 | $14.55 |
| Value at end of period | $11.53 | $13.20 | $13.51 | $14.40 | $13.65 | $13.54 | $12.79 | $13.43 | $14.55 | $14.08 |
| Number of accumulation units outstanding at end of period | 214,718 | 207,684 | 165,580 | 131,096 | 89,188 | 55,824 | 31,274 | 22,770 | 18,319 | 16,859 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)** (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.04 | $9.35 | $9.79 | $11.96 |
| Value at end of period | | | | | | | $9.35 | $9.79 | $11.96 | $10.77 |
| Number of accumulation units outstanding at end of period | | | | | | | 55,499 | 41,515 | 34,091 | 26,433 |
| **VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $15.42 | $15.28 | $15.13 | $14.94 | $14.76 | $14.58 | $14.40 | $14.23 | $14.07 | $13.98 |
| Value at end of period | $15.28 | $15.13 | $14.94 | $14.76 | $14.58 | $14.40 | $14.23 | $14.07 | $13.98 | $14.03 |
| Number of accumulation units outstanding at end of period | 642,598 | 498,631 | 369,309 | 301,927 | 233,114 | 150,970 | 130,916 | 122,860 | 119,434 | 100,349 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $16.02 | $20.60 | $23.22 | $22.87 | $26.15 | $33.75 | $36.90 | $35.92 | $38.94 | $46.28 |
| Value at end of period | $20.60 | $23.22 | $22.87 | $26.15 | $33.75 | $36.90 | $35.92 | $38.94 | $46.28 | $43.67 |
| Number of accumulation units outstanding at end of period | 3,148,271 | 2,878,412 | 2,556,515 | 2,271,041 | 2,100,010 | 1,849,585 | 1,660,911 | 1,535,872 | 1,375,575 | 1,261,307 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $14.04 | $17.09 | $19.23 | $18.98 | $21.45 | $28.16 | $31.66 | $31.53 | $34.34 | $42.27 |
| Value at end of period | $17.09 | $19.23 | $18.98 | $21.45 | $28.16 | $31.66 | $31.53 | $34.34 | $42.27 | $38.90 |
| Number of accumulation units outstanding at end of period | 357,128 | 306,362 | 259,678 | 206,465 | 157,563 | 102,431 | 72,737 | 62,467 | 57,461 | 58,124 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $14.32 | $18.63 | $22.43 | $21.90 | $25.45 | $33.82 | $36.60 | $35.50 | $41.42 | $46.46 |
| Value at end of period | $18.63 | $22.43 | $21.90 | $25.45 | $33.82 | $36.60 | $35.50 | $41.42 | $46.46 | $39.30 |
| Number of accumulation units outstanding at end of period | 248,891 | 230,315 | 176,725 | 138,645 | 110,131 | 76,209 | 59,560 | 52,011 | 45,768 | 38,570 |

| | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $33.24 | $30.62 | $24.35 | $25.48 | $24.47 | $17.36 | $15.64 | $15.96 | $13.15 | $10.67 |
| Value at end of period | $28.76 | $33.24 | $30.62 | $24.35 | $25.48 | $24.47 | $17.36 | $15.64 | $15.96 | $13.15 |
| Number of accumulation units outstanding at end of period | 28,930 | 32,148 | 33,164 | 40,977 | 52,391 | 67,153 | 76,879 | 114,111 | 146,243 | 147,976 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $28.11 | $27.09 | $26.29 | $26.47 | $25.12 | $25.47 | $23.58 | $22.20 | $20.46 | $18.57 |
| Value at end of period | $27.60 | $28.11 | $27.09 | $26.29 | $26.47 | $25.12 | $25.47 | $23.58 | $22.20 | $20.46 |
| Number of accumulation units outstanding at end of period | 170,724 | 194,919 | 222,578 | 258,951 | 290,172 | 368,229 | 437,159 | 486,840 | 557,328 | 610,080 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $18.52 | $15.01 | $15.08 | $15.40 | $16.58 | $13.82 | $11.79 | $13.59 | $12.76 | $11.75 |
| Value at end of period | $15.77 | $18.52 | $15.01 | $15.08 | $15.40 | $16.58 | $13.82 | $11.79 | $13.59 | $12.76 |
| Number of accumulation units outstanding at end of period | 7,212 | 8,953 | 11,608 | 16,168 | 21,045 | 30,534 | 35,877 | 44,618 | 51,501 | 63,037 |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $24.08 | $18.79 | $18.30 | $17.42 | $15.53 | $12.01 | $10.30 | $10.31 | | |
| Value at end of period | $23.43 | $24.08 | $18.79 | $18.30 | $17.42 | $15.53 | $12.01 | $10.30 | | |
| Number of accumulation units outstanding at end of period | 53,355 | 59,845 | 70,929 | 82,286 | 110,850 | 64,744 | 93,808 | 115,822 | | |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $15.97 | $14.24 | $12.66 | $13.42 | $12.34 | $9.55 | $8.43 | $8.25 | $7.00 | $6.29 |
| Value at end of period | $14.54 | $15.97 | $14.24 | $12.66 | $13.42 | $12.34 | $9.55 | $8.43 | $8.25 | $7.00 |
| Number of accumulation units outstanding at end of period | 66,904 | 79,367 | 93,581 | 127,249 | 183,886 | 361,037 | 369,725 | 481,503 | 169,416 | 177,039 |
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $33.09 | $26.79 | $25.28 | $25.47 | $23.70 | $18.18 | $16.12 | $16.41 | $12.75 | $9.12 |
| Value at end of period | $30.23 | $33.09 | $26.79 | $25.28 | $25.47 | $23.70 | $18.18 | $16.12 | $16.41 | $12.75 |
| Number of accumulation units outstanding at end of period | 11,953 | 13,206 | 14,430 | 21,766 | 30,055 | 47,344 | 38,752 | 41,819 | 43,947 | 40,168 |
| **VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $34.31 | $26.46 | $25.14 | $23.66 | $21.19 | $16.25 | $14.37 | $13.96 | $12.54 | $10.70 |
| Value at end of period | $33.55 | $34.31 | $26.46 | $25.14 | $23.66 | $21.19 | $16.25 | $14.37 | $13.96 | $12.54 |
| Number of accumulation units outstanding at end of period | 9,493 | 9,890 | 5,297 | 6,512 | 7,289 | 8,069 | 6,308 | 9,308 | 7,426 | 3,779 |
| **VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $26.27 | $23.44 | $20.53 | $21.54 | $19.40 | $14.90 | $12.98 | $13.03 | $11.85 | $10.06 |
| Value at end of period | $24.22 | $26.27 | $23.44 | $20.53 | $21.54 | $19.40 | $14.90 | $12.98 | $13.03 | $11.85 |
| Number of accumulation units outstanding at end of period | 7,200 | 9,670 | 10,783 | 11,817 | 11,066 | 11,916 | 9,833 | 9,106 | 7,285 | 5,624 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $22.05 | $18.81 | $16.79 | $17.16 | $16.45 | $11.98 | $10.53 | $10.57 | $8.09 | $6.25 |
| Value at end of period | $18.32 | $22.05 | $18.81 | $16.79 | $17.16 | $16.45 | $11.98 | $10.53 | $10.57 | $8.09 |
| Number of accumulation units outstanding at end of period | 20,005 | 23,932 | 24,761 | 28,460 | 29,463 | 38,784 | 41,205 | 44,785 | 42,299 | 37,868 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $63.35 | $57.64 | $46.88 | $47.85 | $45.48 | $33.43 | $29.56 | $30.69 | $24.99 | $19.83 |
| Value at end of period | $52.65 | $63.35 | $57.64 | $46.88 | $47.85 | $45.48 | $33.43 | $29.56 | $30.69 | $24.99 |
| Number of accumulation units outstanding at end of period | 11,699 | 17,030 | 19,212 | 23,613 | 28,875 | 43,255 | 54,488 | 70,568 | 93,255 | 106,861 |
| **VOYA SOLUTION 2025 PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.24 | $15.14 | $14.48 | $14.67 | $14.07 | $12.25 | $10.93 | $11.43 | $10.17 | $8.19 |
| Value at end of period | $16.05 | $17.24 | $15.14 | $14.48 | $14.67 | $14.07 | $12.25 | $10.93 | $11.43 | $10.17 |
| Number of accumulation units outstanding at end of period | 32,477 | 55,988 | 70,091 | 88,092 | 94,916 | 118,633 | 132,518 | 130,512 | 118,932 | 104,636 |

| | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA SOLUTION 2035 PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.69 | $15.85 | $15.10 | $15.37 | $14.73 | $12.39 | $10.90 | $11.57 | $10.23 | $8.07 |
| Value at end of period | $16.92 | $18.69 | $15.85 | $15.10 | $15.37 | $14.73 | $12.39 | $10.90 | $11.57 | $10.23 |
| Number of accumulation units outstanding at end of period | 27,826 | 30,871 | 48,058 | 50,315 | 51,838 | 66,375 | 81,789 | 82,886 | 84,650 | 90,548 |
| **VOYA SOLUTION 2045 PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.47 | $16.26 | $15.47 | $15.82 | $15.10 | $12.38 | $10.86 | $11.59 | $10.19 | $7.95 |
| Value at end of period | $17.26 | $19.47 | $16.26 | $15.47 | $15.82 | $15.10 | $12.38 | $10.86 | $11.59 | $10.19 |
| Number of accumulation units outstanding at end of period | 22,857 | 24,443 | 30,057 | 42,649 | 54,355 | 53,110 | 52,201 | 57,105 | 57,417 | 43,818 |
| **VOYA SOLUTION INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.28 | $14.15 | $13.72 | $13.88 | $13.29 | $12.58 | $11.60 | $11.71 | $10.81 | $9.34 |
| Value at end of period | $14.63 | $15.28 | $14.15 | $13.72 | $13.88 | $13.29 | $12.58 | $11.60 | $11.71 | $10.81 |
| Number of accumulation units outstanding at end of period | 14,446 | 31,214 | 49,128 | 60,064 | 35,167 | 42,337 | 52,824 | 56,910 | 74,367 | 72,886 |
| **VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $27.55 | $25.24 | $24.18 | $24.53 | $23.30 | $21.05 | $18.97 | $18.87 | $17.21 | $14.78 |
| Value at end of period | $26.11 | $27.55 | $25.24 | $24.18 | $24.53 | $23.30 | $21.05 | $18.97 | $18.87 | $17.21 |
| Number of accumulation units outstanding at end of period | 11,435 | 9,915 | 10,088 | 11,044 | 15,918 | 20,866 | 20,966 | 24,154 | 36,538 | 43,030 |
| **VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $32.24 | $27.69 | $26.23 | $26.87 | $25.53 | $21.12 | $18.60 | $19.40 | $17.38 | $14.05 |
| Value at end of period | $29.19 | $32.24 | $27.69 | $26.23 | $26.87 | $25.53 | $21.12 | $18.60 | $19.40 | $17.38 |
| Number of accumulation units outstanding at end of period | 12,306 | 15,597 | 17,452 | 24,075 | 35,782 | 37,550 | 54,734 | 56,232 | 61,445 | 68,407 |
| **VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $29.74 | $26.30 | $24.98 | $25.44 | $24.14 | $20.97 | $18.69 | $19.03 | $17.20 | $14.30 |
| Value at end of period | $27.59 | $29.74 | $26.30 | $24.98 | $25.44 | $24.14 | $20.97 | $18.69 | $19.03 | $17.20 |
| Number of accumulation units outstanding at end of period | 13,183 | 11,263 | 15,849 | 16,915 | 28,251 | 29,861 | 37,305 | 45,221 | 61,831 | 61,258 |
| **VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $36.51 | $33.27 | $27.16 | $27.98 | $25.19 | $19.42 | $16.90 | $17.67 | $14.67 | $10.94 |
| Value at end of period | $30.89 | $36.51 | $33.27 | $27.16 | $27.98 | $25.19 | $19.42 | $16.90 | $17.67 | $14.67 |
| Number of accumulation units outstanding at end of period | 7,352 | 8,644 | 9,970 | 9,920 | 13,723 | 16,946 | 20,980 | 26,539 | 27,189 | 23,363 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $36.87 | $29.12 | $27.99 | $29.84 | $28.96 | $21.12 | $17.87 | $17.70 | $14.17 | $10.61 |
| Value at end of period | $35.72 | $36.87 | $29.12 | $27.99 | $29.84 | $28.96 | $21.12 | $17.87 | $17.70 | $14.17 |
| Number of accumulation units outstanding at end of period | 7,379 | 10,374 | 13,540 | 22,030 | 40,218 | 62,138 | 72,406 | 82,602 | 94,802 | 102,106 |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $14.57 | $13.32 | $13.37 | $13.73 | $12.19 | $11.87 | $9.54 | $10.18 | $8.86 | $6.71 |
| Value at end of period | $13.16 | $14.57 | $13.32 | $13.37 | $13.73 | $12.19 | $11.87 | $9.54 | $10.18 | $8.86 |
| Number of accumulation units outstanding at end of period | 7,714 | 8,632 | 13,318 | 27,684 | 33,010 | 48,419 | 58,138 | 75,895 | 85,910 | 93,397 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $23.06 | $19.20 | $17.93 | $17.63 | $15.83 | $11.89 | $10.73 | $11.40 | $10.30 | $7.92 |
| Value at end of period | $20.72 | $23.06 | $19.20 | $17.93 | $17.63 | $15.83 | $11.89 | $10.73 | $11.40 | $10.30 |
| Number of accumulation units outstanding at end of period | 3,480 | 4,791 | 5,259 | 9,845 | 11,388 | 17,547 | 16,449 | 17,199 | 22,789 | 28,798 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $25.61 | $22.04 | $18.94 | $20.40 | $18.93 | $14.20 | $12.12 | $12.53 | $11.02 | $8.68 |
| Value at end of period | $22.16 | $25.61 | $22.04 | $18.94 | $20.40 | $18.93 | $14.20 | $12.12 | $12.53 | $11.02 |
| Number of accumulation units outstanding at end of period | 13,473 | 14,520 | 19,115 | 27,197 | 63,615 | 101,932 | 118,493 | 140,585 | 162,807 | 168,228 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $21.55 | $19.68 | $17.29 | $17.87 | $16.61 | $13.46 | $12.08 | $12.37 | $11.15 | $9.20 |
| Value at end of period | $19.27 | $21.55 | $19.68 | $17.29 | $17.87 | $16.61 | $13.46 | $12.08 | $12.37 | $11.15 |
| Number of accumulation units outstanding at end of period | 121,461 | 148,260 | 186,328 | 209,742 | 294,710 | 306,144 | 413,160 | 505,095 | 529,145 | 613,905 |

# Condensed Financial Information (continued)

| | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $37.30 | $33.21 | $29.32 | $30.62 | $26.96 | $20.75 | $17.51 | $17.41 | $14.34 | $11.56 |
| Value at end of period | $32.34 | $37.30 | $33.21 | $29.32 | $30.62 | $26.96 | $20.75 | $17.51 | $17.41 | $14.34 |
| Number of accumulation units outstanding at end of period | 6,504 | 7,571 | 9,281 | 17,074 | 39,075 | 60,883 | 72,103 | 86,725 | 101,121 | 115,321 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $25.25 | $18.73 | $18.93 | $18.41 | $18.21 | $14.51 | $12.07 | $13.31 | $11.61 | $8.42 |
| Value at end of period | $21.65 | $25.25 | $18.73 | $18.93 | $18.41 | $18.21 | $14.51 | $12.07 | $13.31 | $11.61 |
| Number of accumulation units outstanding at end of period | 155,709 | 170,370 | 193,588 | 240,747 | 319,745 | 471,467 | 585,644 | 736,171 | 897,465 | 1,036,918 |
| **VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $20.90 | $19.72 | $17.47 | $18.55 | $18.71 | $16.87 | $14.70 | $14.99 | $12.75 | $7.73 |
| Value at end of period | $20.09 | $20.90 | $19.72 | $17.47 | $18.55 | $18.71 | $16.87 | $14.70 | $14.99 | $12.75 |
| Number of accumulation units outstanding at end of period | 6,830 | 5,847 | 6,677 | 10,308 | 15,399 | 21,864 | 20,228 | 23,668 | 32,714 | 34,905 |
| **VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $29.22 | $23.70 | $22.34 | $22.18 | $20.08 | $15.04 | $13.12 | $13.79 | $10.87 | $7.52 |
| Value at end of period | $27.92 | $29.22 | $23.70 | $22.34 | $22.18 | $20.08 | $15.04 | $13.12 | $13.79 | $10.87 |
| Number of accumulation units outstanding at end of period | 85,755 | 95,585 | 100,790 | 119,746 | 135,842 | 178,474 | 245,829 | 290,619 | 378,375 | 485,922 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $23.64 | $20.59 | $17.56 | $19.09 | $17.99 | $14.04 | $12.13 | $12.39 | $10.92 | $8.85 |
| Value at end of period | $21.17 | $23.64 | $20.59 | $17.56 | $19.09 | $17.99 | $14.04 | $12.13 | $12.39 | $10.92 |
| Number of accumulation units outstanding at end of period | 15,969 | 28,885 | 32,170 | 41,198 | 57,045 | 76,162 | 84,196 | 101,970 | 109,455 | 97,480 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $66.41 | $50.34 | $50.21 | $45.88 | $42.75 | $31.08 | $26.47 | $27.09 | $23.47 | $16.63 |
| Value at end of period | $64.87 | $66.41 | $50.34 | $50.21 | $45.88 | $42.75 | $31.08 | $26.47 | $27.09 | $23.47 |
| Number of accumulation units outstanding at end of period | 26,883 | 33,502 | 42,796 | 52,780 | 69,913 | 92,543 | 116,377 | 146,417 | 164,373 | 170,770 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $11.44 | $9.47 | $9.41 | $9.86 | $10.69 | $9.00 | $7.66 | $8.82 | $8.20 | $6.28 |
| Value at end of period | $9.61 | $11.44 | $9.47 | $9.41 | $9.86 | $10.69 | $9.00 | $7.66 | $8.82 | $8.20 |
| Number of accumulation units outstanding at end of period | 27,267 | 34,104 | 46,794 | 67,361 | 117,511 | 155,505 | 183,767 | 151,947 | 179,000 | 203,607 |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $30.41 | $24.31 | $21.72 | $21.93 | $21.53 | $16.20 | $13.85 | $17.04 | $13.63 | $8.30 |
| Value at end of period | $26.31 | $30.41 | $24.31 | $21.72 | $21.93 | $21.53 | $16.20 | $13.85 | $17.04 | $13.63 |
| Number of accumulation units outstanding at end of period | 8,216 | 10,094 | 15,940 | 21,282 | 28,323 | 42,113 | 47,599 | 54,084 | 61,267 | 49,113 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $30.25 | $25.61 | $22.81 | $23.24 | $22.46 | $17.00 | $14.34 | $15.05 | $12.35 | $8.80 |
| Value at end of period | $29.43 | $30.25 | $25.61 | $22.81 | $23.24 | $22.46 | $17.00 | $14.34 | $15.05 | $12.35 |
| Number of accumulation units outstanding at end of period | 5,040 | 5,292 | 6,176 | 10,851 | 14,743 | 16,637 | 17,097 | 19,606 | 30,665 | 28,913 |

**TABLE II**
FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

| | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AB VPS GROWTH AND INCOME PORTFOLIO (CLASS A)** | | | | | | | | | | |
| Value at beginning of period | $25.76 | $21.88 | $19.86 | $19.72 | $18.18 | $13.61 | $11.70 | $11.11 | $9.92 | $8.30 |
| Value at end of period | $24.08 | $25.76 | $21.88 | $19.86 | $19.72 | $18.18 | $13.61 | $11.70 | $11.11 | $9.92 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 719 | 719 |

**Condensed Financial Information (continued)**

| | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| Value at beginning of period | $73.83 | $61.34 | $57.50 | $57.84 | $52.32 | $40.35 | $35.10 | $36.46 | $31.49 | $23.50 |
| Value at end of period | $68.26 | $73.83 | $61.34 | $57.50 | $57.84 | $52.32 | $40.35 | $35.10 | $36.46 | $31.49 |
| Number of accumulation units outstanding at end of period | 4,353 | 7,998 | 9,153 | 8,658 | 9,221 | 10,901 | 12,881 | 14,992 | 18,888 | 22,039 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| Value at beginning of period | $53.45 | $47.94 | $41.13 | $43.37 | $40.39 | $31.92 | $27.55 | $27.63 | $24.30 | $18.89 |
| Value at end of period | $48.41 | $53.45 | $47.94 | $41.13 | $43.37 | $40.39 | $31.92 | $27.55 | $27.63 | $24.30 |
| Number of accumulation units outstanding at end of period | 7,155 | 7,458 | 7,680 | 7,937 | 7,897 | 7,797 | 8,013 | 8,222 | 8,510 | 9,785 |
| **FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| Value at beginning of period | $62.48 | $46.82 | $47.03 | $44.43 | $40.42 | $30.02 | $26.51 | $26.79 | $21.84 | $17.24 |
| Value at end of period | $61.60 | $62.48 | $46.82 | $47.03 | $44.43 | $40.42 | $30.02 | $26.51 | $26.79 | $21.84 |
| Number of accumulation units outstanding at end of period | 3,582 | 4,091 | 4,402 | 6,991 | 7,746 | 8,799 | 9,896 | 12,943 | 16,266 | 18,083 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| Value at beginning of period | $26.73 | $20.77 | $22.16 | $21.65 | $23.85 | $18.51 | $15.53 | $18.98 | $16.99 | $13.60 |
| Value at end of period | $22.49 | $26.73 | $20.77 | $22.16 | $21.65 | $23.85 | $18.51 | $15.53 | $18.98 | $16.99 |
| Number of accumulation units outstanding at end of period | 440 | 555 | 686 | 1,273 | 1,066 | 1,461 | 1,845 | 1,563 | 2,882 | 3,532 |
| **FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $35.88 | $32.83 | $25.54 | $27.92 | $28.11 | $20.89 | $17.87 | $18.80 | $14.85 | $11.64 |
| Value at end of period | $30.87 | $35.88 | $32.83 | $25.54 | $27.92 | $28.11 | $20.89 | $17.87 | $18.80 | $14.85 |
| Number of accumulation units outstanding at end of period | 656 | 2,282 | 1,461 | 2,388 | 6,420 | 2,045 | 2,070 | 2,242 | 4,266 | 3,373 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $70.13 | $55.76 | $55.21 | $53.24 | $49.71 | $35.92 | $37.16 | | | |
| Value at end of period | $66.75 | $70.13 | $55.76 | $55.21 | $53.24 | $49.71 | $35.92 | | | |
| Number of accumulation units outstanding at end of period | 139 | 144 | 111 | 78 | 78 | 78 | 78 | | | |
| **INVESCO V.I. CORE EQUITY FUND (SERIES I)** | | | | | | | | | | |
| Value at beginning of period | $17.24 | $15.42 | $14.16 | $15.22 | $14.25 | $11.16 | $9.93 | $10.06 | $9.30 | $7.34 |
| Value at end of period | $15.42 | $17.24 | $15.42 | $14.16 | $15.22 | $14.25 | $11.16 | $9.93 | $10.06 | $9.30 |
| Number of accumulation units outstanding at end of period | 1,788 | 1,871 | 1,941 | 2,014 | 2,096 | 2,260 | 2,325 | 3,022 | 3,039 | 5,715 |
| **LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS C)** | | | | | | | | | | |
| Value at beginning of period | $24.02 | $22.76 | $19.80 | $20.84 | $18.92 | $14.70 | $13.00 | $13.71 | $11.07 | $8.85 |
| Value at end of period | $20.15 | $24.02 | $22.76 | $19.80 | $20.84 | $18.92 | $14.70 | $13.00 | $13.71 | $11.07 |
| Number of accumulation units outstanding at end of period | 556 | 619 | 683 | 1,186 | 1,480 | 1,717 | 1,546 | 1,849 | 1,785 | 2,372 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)** | | | | | | | | | | |
| Value at beginning of period | $32.83 | $29.05 | $24.85 | $26.68 | $24.07 | $17.24 | $14.76 | $15.25 | $12.48 | $9.19 |
| Value at end of period | $29.15 | $32.83 | $29.05 | $24.85 | $26.68 | $24.07 | $17.24 | $14.76 | $15.25 | $12.48 |
| Number of accumulation units outstanding at end of period | 13 | 13 | 13 | 640 | 640 | 627 | 1,044 | 2,085 | 2,085 | 1,458 |
| **PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)** | | | | | | | | | | |
| Value at beginning of period | $14.96 | $14.58 | $14.00 | $14.53 | $14.24 | $15.84 | $14.72 | $13.31 | $12.44 | $10.61 |
| Value at end of period | $14.49 | $14.96 | $14.58 | $14.00 | $14.53 | $14.24 | $15.84 | $14.72 | $13.31 | $12.44 |
| Number of accumulation units outstanding at end of period | 539 | 2,376 | 6,615 | 7,707 | 7,855 | 9,272 | 11,623 | 9,255 | 18,254 | 16,906 |
| **PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $20.29 | $19.11 | $16.90 | $17.77 | $17.93 | $16.16 | $14.07 | $14.45 | $12.36 | $7.78 |
| Value at end of period | $19.42 | $20.29 | $19.11 | $16.90 | $17.77 | $17.93 | $16.16 | $14.07 | $14.45 | $12.36 |
| Number of accumulation units outstanding at end of period | 63 | 63 | 63 | 516 | 516 | 893 | 893 | 892 | 913 | 1,127 |
| **VOYA BALANCED PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $45.50 | $40.06 | $37.52 | $38.62 | $36.72 | $31.78 | $28.25 | $28.91 | $25.59 | $21.68 |
| Value at end of period | $41.97 | $45.50 | $40.06 | $37.52 | $38.62 | $36.72 | $31.78 | $28.25 | $28.91 | $25.59 |
| Number of accumulation units outstanding at end of period | 30,141 | 42,472 | 50,479 | 55,734 | 63,227 | 85,047 | 93,733 | 106,777 | 127,972 | 143,423 |

# Condensed Financial Information (continued)

| | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA GLOBAL BOND PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $14.55 | $13.43 | $12.79 | $13.54 | $13.65 | $14.40 | $13.51 | $13.20 | $11.53 | $9.60 |
| Value at end of period | $14.08 | $14.55 | $13.43 | $12.79 | $13.54 | $13.65 | $14.40 | $13.51 | $13.20 | $11.53 |
| Number of accumulation units outstanding at end of period | 1,311 | 1,342 | 675 | 675 | 4,819 | 5,957 | 6,743 | 7,352 | 9,199 | 9,735 |
| **VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $13.98 | $14.07 | $14.23 | $14.40 | $14.58 | $14.76 | $14.94 | $15.13 | $15.28 | $15.42 |
| Value at end of period | $14.03 | $13.98 | $14.07 | $14.23 | $14.40 | $14.58 | $14.76 | $14.94 | $15.13 | $15.28 |
| Number of accumulation units outstanding at end of period | 74,800 | 86,692 | 86,495 | 92,295 | 103,022 | 109,959 | 130,810 | 145,984 | 170,156 | 217,106 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $48.72 | $40.89 | $37.63 | $38.55 | $35.17 | $27.19 | $23.72 | $24.02 | $21.26 | $16.49 |
| Value at end of period | $46.09 | $48.72 | $40.89 | $37.63 | $38.55 | $35.17 | $27.19 | $23.72 | $24.02 | $21.26 |
| Number of accumulation units outstanding at end of period | 469,493 | 513,458 | 560,677 | 633,466 | 714,008 | 805,317 | 888,054 | 1,012,271 | 1,162,904 | 1,339,217 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $45.42 | $36.77 | $33.65 | $33.67 | $29.84 | $22.65 | $19.97 | $20.17 | $17.86 | $14.62 |
| Value at end of period | $41.95 | $45.42 | $36.77 | $33.65 | $33.67 | $29.84 | $22.65 | $19.97 | $20.17 | $17.86 |
| Number of accumulation units outstanding at end of period | 8,204 | 11,791 | 12,676 | 15,957 | 26,697 | 27,998 | 28,708 | 29,138 | 28,068 | 33,977 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $46.46 | $41.42 | $35.50 | $36.60 | $33.82 | $25.45 | $21.90 | $22.43 | $18.63 | $14.32 |
| Value at end of period | $39.30 | $46.46 | $41.42 | $35.50 | $36.60 | $33.82 | $25.45 | $21.90 | $22.43 | $18.63 |
| Number of accumulation units outstanding at end of period | 2,177 | 5,007 | 4,781 | 5,495 | 7,574 | 7,266 | 7,357 | 8,045 | 8,903 | 8,967 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $33.24 | $30.62 | $24.35 | $25.48 | $24.47 | $17.36 | $15.64 | $15.96 | $13.15 | $10.67 |
| Value at end of period | $28.76 | $33.24 | $30.62 | $24.35 | $25.48 | $24.47 | $17.36 | $15.64 | $15.96 | $13.15 |
| Number of accumulation units outstanding at end of period | 2,042 | 5,941 | 6,104 | 8,201 | 8,256 | 8,307 | 7,999 | 8,683 | 9,713 | 11,482 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $28.99 | $27.90 | $27.04 | $27.17 | $25.76 | $26.07 | $24.10 | $22.66 | $20.85 | $18.90 |
| Value at end of period | $28.51 | $28.99 | $27.90 | $27.04 | $27.17 | $25.76 | $26.07 | $24.10 | $22.66 | $20.85 |
| Number of accumulation units outstanding at end of period | 65,537 | 73,402 | 78,822 | 90,274 | 93,844 | 101,727 | 112,844 | 123,997 | 143,332 | 154,667 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $18.92 | $15.30 | $15.33 | $15.62 | $16.77 | $13.95 | $11.87 | $13.65 | $12.78 | $11.76 |
| Value at end of period | $16.16 | $18.92 | $15.30 | $15.33 | $15.62 | $16.77 | $13.95 | $11.87 | $13.65 | $12.78 |
| Number of accumulation units outstanding at end of period | 152 | 543 | 585 | 936 | 1,062 | 1,110 | 2,691 | 2,926 | 4,662 | 5,109 |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $24.52 | $19.09 | $18.54 | $17.61 | $15.65 | $12.07 | $10.32 | $10.31 | | |
| Value at end of period | $23.91 | $24.52 | $19.09 | $18.54 | $17.61 | $15.65 | $12.07 | $10.32 | | |
| Number of accumulation units outstanding at end of period | 7,669 | 8,304 | 8,015 | 13,646 | 10,470 | 7,571 | 7,612 | 8,362 | | |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $16.45 | $14.63 | $12.97 | $13.72 | $12.58 | $9.71 | $8.55 | $8.35 | $7.06 | $6.33 |
| Value at end of period | $15.01 | $16.45 | $14.63 | $12.97 | $13.72 | $12.58 | $9.71 | $8.55 | $8.35 | $7.06 |
| Number of accumulation units outstanding at end of period | 2,608 | 9,131 | 9,928 | 18,523 | 19,255 | 20,322 | 23,712 | 24,259 | 14,271 | 14,318 |
| **VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)** | | | | | | | | | | |
| (Funds were first received in this option during December 2017) | | | | | | | | | | |
| Value at beginning of period | $26.84 | $26.77 | | | | | | | | |
| Value at end of period | $24.81 | $26.84 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 934 | | | | | | | | |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $68.08 | $61.73 | $50.03 | $50.89 | $48.19 | $35.30 | $31.10 | $32.19 | $26.11 | $20.65 |
| Value at end of period | $56.78 | $68.08 | $61.73 | $50.03 | $50.89 | $48.19 | $35.30 | $31.10 | $32.19 | $26.11 |
| Number of accumulation units outstanding at end of period | 1,493 | 1,500 | 4,342 | 1,513 | 1,680 | 4,955 | 1,930 | 1,897 | 4,654 | 3,318 |

| | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA SOLUTION 2025 PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.24 | $15.14 | $14.48 | $14.67 | $14.07 | $12.25 | $10.93 | $11.43 | $10.17 | $8.19 |
| Value at end of period | $16.05 | $17.24 | $15.14 | $14.48 | $14.67 | $14.07 | $12.25 | $10.93 | $11.43 | $10.17 |
| Number of accumulation units outstanding at end of period | 157 | 427 | 427 | 0 | 901 | 0 | 0 | 0 | 865 | 289 |
| **VOYA SOLUTION 2035 PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.69 | $15.85 | $15.10 | $15.37 | $14.73 | $12.39 | $10.90 | $11.57 | $10.23 | $8.07 |
| Value at end of period | $16.92 | $18.69 | $15.85 | $15.10 | $15.37 | $14.73 | $12.39 | $10.90 | $11.57 | $10.23 |
| Number of accumulation units outstanding at end of period | 2,761 | 978 | 977 | 978 | 977 | 0 | 0 | 0 | 0 | 0 |
| **VOYA SOLUTION INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.28 | $14.15 | $13.72 | $13.88 | $13.29 | $12.58 | $12.61 | $11.71 | $10.81 | $9.34 |
| Value at end of period | $14.63 | $15.28 | $14.15 | $13.72 | $13.88 | $13.29 | $12.58 | $11.60 | $11.71 | $10.81 |
| Number of accumulation units outstanding at end of period | 7,082 | 7,627 | 7,969 | 8,327 | 7,654 | 7,968 | 5,701 | 0 | 0 | 0 |
| **VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $29.61 | $27.03 | $25.80 | $26.09 | $24.69 | $22.22 | $19.97 | $19.79 | $17.98 | $15.39 |
| Value at end of period | $28.16 | $29.61 | $27.03 | $25.80 | $26.09 | $24.69 | $22.22 | $19.97 | $19.79 | $17.98 |
| Number of accumulation units outstanding at end of period | 10,567 | 10,898 | 11,256 | 11,629 | 12,005 | 12,382 | 12,897 | 26,467 | 26,237 | 23,289 |
| **VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $34.65 | $29.66 | $27.99 | $28.58 | $27.06 | $22.31 | $19.57 | $20.34 | $18.16 | $14.63 |
| Value at end of period | $31.48 | $34.65 | $29.66 | $27.99 | $28.58 | $27.06 | $22.31 | $19.57 | $20.34 | $18.16 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 59 | 423 | 521 | 2,459 | 2,491 | 2,556 |
| **VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $31.96 | $28.17 | $26.65 | $27.05 | $25.58 | $22.14 | $19.67 | $19.96 | $17.98 | $14.89 |
| Value at end of period | $29.76 | $31.96 | $28.17 | $26.65 | $27.05 | $25.58 | $22.14 | $19.67 | $19.96 | $17.98 |
| Number of accumulation units outstanding at end of period | 2,331 | 2,518 | 2,552 | 2,558 | 2,603 | 2,611 | 2,647 | 3,115 | 3,239 | 3,307 |
| **VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $37.97 | $34.52 | $28.10 | $28.89 | $25.94 | $19.95 | $17.32 | $18.06 | $14.95 | $11.13 |
| Value at end of period | $32.20 | $37.97 | $34.52 | $28.10 | $28.89 | $25.94 | $19.95 | $17.32 | $18.06 | $14.95 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 152 | 347 | 347 | 347 | 347 | 152 | 152 | 1,735 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $38.34 | $30.21 | $28.96 | $30.80 | $29.82 | $21.69 | $18.31 | $18.09 | $14.45 | $10.79 |
| Value at end of period | $37.24 | $38.34 | $30.21 | $28.96 | $30.80 | $29.82 | $21.69 | $18.31 | $18.09 | $14.45 |
| Number of accumulation units outstanding at end of period | 19 | 20 | 21 | 636 | 662 | 1,103 | 23 | 292 | 901 | 1,535 |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $16.05 | $14.63 | $14.64 | $14.85 | $13.02 | $12.52 | $9.93 | $10.47 | $9.00 | $6.73 |
| Value at end of period | $14.53 | $16.05 | $14.63 | $14.64 | $14.85 | $13.02 | $12.52 | $9.93 | $10.47 | $9.00 |
| Number of accumulation units outstanding at end of period | 1,507 | 1,092 | 1,192 | 1,704 | 10,608 | 2,266 | 21,126 | 2,607 | 3,177 | 4,281 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $24.57 | $20.41 | $19.02 | $18.65 | $16.70 | $12.52 | $11.26 | $11.93 | $10.76 | $8.26 |
| Value at end of period | $22.13 | $24.57 | $20.41 | $19.02 | $18.65 | $16.70 | $12.52 | $11.26 | $11.93 | $10.76 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 294 | 317 | 1,864 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $26.63 | $22.86 | $19.60 | $21.06 | $19.49 | $14.58 | $12.41 | $12.80 | $11.23 | $8.83 |
| Value at end of period | $23.10 | $26.63 | $22.86 | $19.60 | $21.06 | $19.49 | $14.58 | $12.41 | $12.80 | $11.23 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 227 | 294 | 390 | 527 | 1,441 | 2,318 | 4,459 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $38.79 | $34.45 | $30.34 | $31.60 | $27.76 | $21.31 | $17.94 | $17.79 | $14.62 | $11.75 |
| Value at end of period | $33.72 | $38.79 | $34.45 | $30.34 | $31.60 | $27.76 | $21.31 | $17.94 | $17.79 | $14.62 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 275 | 275 | 572 | 573 | 357 | 2,257 | 677 |

# Condensed Financial Information (continued)

| | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $21.52 | $20.25 | $17.90 | $18.95 | $19.07 | $17.15 | $14.91 | $15.17 | $12.87 | $7.78 |
| Value at end of period | $20.74 | $21.52 | $20.25 | $17.90 | $18.95 | $19.07 | $17.15 | $14.91 | $15.17 | $12.87 |
| Number of accumulation units outstanding at end of period | 1,756 | 439 | 308 | 0 | 0 | 0 | 475 | 475 | 1,375 | 17,000 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $24.45 | $21.24 | $18.06 | $19.60 | $18.42 | $14.34 | $12.36 | $12.59 | $11.07 | $8.94 |
| Value at end of period | $21.94 | $24.45 | $21.24 | $18.06 | $19.60 | $18.42 | $14.34 | $12.36 | $12.59 | $11.07 |
| Number of accumulation units outstanding at end of period | 851 | 0 | 3,051 | 934 | 988 | 2,296 | 2,351 | 3,392 | 6,263 | 3,626 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $11.44 | $9.47 | $9.41 | $9.86 | $10.69 | $9.00 | $7.66 | $8.82 | $8.20 | $6.28 |
| Value at end of period | $9.61 | $11.44 | $9.47 | $9.41 | $9.86 | $10.69 | $9.00 | $7.66 | $8.82 | $8.20 |
| Number of accumulation units outstanding at end of period | 3,462 | 4,487 | 4,784 | 5,409 | 5,804 | 7,184 | 7,779 | 4,052 | 11,137 | 10,530 |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $31.45 | $25.08 | $22.34 | $22.51 | $22.05 | $16.55 | $14.11 | $17.31 | $13.81 | $8.40 |
| Value at end of period | $27.27 | $31.45 | $25.08 | $22.34 | $22.51 | $22.05 | $16.55 | $14.11 | $17.31 | $13.81 |
| Number of accumulation units outstanding at end of period | 2,004 | 2,007 | 1,575 | 1,044 | 602 | 7,139 | 6,355 | 5,106 | 7,759 | 3,704 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $31.28 | $26.42 | $23.47 | $23.85 | $22.99 | $17.36 | $14.61 | $15.59 | $12.52 | $8.89 |
| Value at end of period | $30.51 | $31.28 | $26.42 | $23.47 | $23.85 | $22.99 | $17.36 | $14.61 | $15.29 | $12.52 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 1,456 | 1,504 | 0 | 0 |

# *PLEASE ATTACH TO YOUR APPLICATION*

*I hereby acknowledge receipt of a Variable Annuity Account C Individual Variable Annuity Contract Prospectus dated May 1, 2019, for Individual Retirement Annuities and Simplified Employee Pension Plans.*

*___Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.75992-19) dated May 1, 2019.*

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.75992-19

# PART B
## INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

# VARIABLE ANNUITY ACCOUNT C
## OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

### STATEMENT OF ADDITIONAL INFORMATION
### DATED MAY 1, 2019

**VOYA PENSION IRA**
Individual Deferred Fixed or Variable Annuity Contracts for
Individual Retirement Annuities under Section 408(b),
Roth Individual Retirement Annuities under Section 408A and
Simplified Employee Pension Plans under Section 408(k)

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "separate account") dated May 1, 2019.

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:

Customer Service
Defined Contribution Administration,
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

## TABLE OF CONTENTS

# GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," we," "us" and "our") issues the contracts described in the prospectus and is responsible for providing each contracts' insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **(See "FEES" in the prospectus.)**

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

# OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "**CONTRACT PURCHASE**" and "**YOUR ACCOUNT VALUE.**" The contracts are no longer available for new sales. Existing contracts will continue to accept additional purchase payments subject to the terms of the contract.

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2018, 2017 and 2016 amounted to $54,251,364.57, $53,079,777.93 and $51,308,844.30, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

# INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "INCOME PHASE" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation day before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the income phase payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable income phase payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending upon the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Income phase payments would decline if the performance was less than 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the performance of the subaccounts selected.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "YOUR ACCOUNT VALUE" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process income phase payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

## *Example:*

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be $40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779\*= .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation (assume such value to be $13.400000) to produce an annuity unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces an income phase payment of $273.67.

\*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968= .9998663^30.

# PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e., maintenance fees (if any), mortality and expense risk charges, administrative expense charges (if any), and any applicable early withdrawal charges).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

# SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contract and the characteristics of and market for such financial instruments.

# EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2018, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

**FINANCIAL STATEMENTS**

**Variable Annuity Account C of**

**Voya Retirement Insurance and Annuity Company**

*Year Ended December 31, 2018*

*with Report of Independent Registered Public Accounting Firm*

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**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year Ended December 31, 2018**

# Contents

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Ernst & Young LLP
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Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

# Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Voya Retirement Insurance and Annuity Company and Contract
   Owners of Variable Annuity Account C of Voya Retirement
   Insurance and Annuity Company

## Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the Separate Account), as of December 31, 2018, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2018, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2018, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Separate Accounts Auditor since 2001.
April 3, 2019

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company

| Subaccounts | Operations | Statements of Changes in Net Assets |
|---|---|---|
| AB Relative Value Fund - Class A | For the year ended December 31, 2018 | For each of the two years in the period ended December 31, 2018 |
| AB VPS Growth and Income Portfolio - Class A | | |
| Aberdeen International Equity Fund - Institutional Class | | |
| Invesco Floating Rate Fund - Class R5 | | |
| Invesco Mid Cap Core Equity Fund - Class A | | |
| Invesco Small Cap Growth Fund - Class A | | |
| Invesco International Growth Fund - Class R5 | | |
| Invesco Endeavor Fund - Class A | | |
| Invesco Global Health Care Fund - Investor Class | | |
| Invesco High Yield Fund - Class R5 | | |
| Invesco American Value Fund - Class R5 | | |
| Invesco Energy Fund - Class R5 | | |
| Invesco Small Cap Value Fund - Class A | | |
| Invesco V.I. American Franchise Fund - Series I Shares | | |
| Invesco V.I. Core Equity Fund - Series I Shares | | |
| Alger Capital Appreciation Fund - Class A | | |
| Alger Responsible Investing Fund - Class A | | |
| AllianzGI NFJ Dividend Value Fund - Class A | | |
| AllianzGI NFJ Large-Cap Value Fund - Institutional Class | | |
| AllianzGI NFJ Small-Cap Value Fund - Class A | | |
| Amana Growth Fund - Investor Class | | |
| Amana Income Fund - Investor Class | | |
| American Balanced Fund® - Class R-3 | | |
| American Beacon Small Cap Value Fund - Investor Class | | |
| American Century Investments® Inflation-Adjusted Bond Fund - Investor Class | | |
| American Century Investments® Income & Growth Fund - A Class | | |
| Fundamental Investors$^{SM}$ - Class R-3 | | |
| Fundamental Investors$^{SM}$ - Class R-4 | | |
| American Mutual Fund® - Class R-4 | | |
| AMG Managers Fairpointe Mid Cap Fund - Class N | | |
| Ariel Appreciation Fund - Investor Class | | |
| Ariel Fund - Investor Class | | |
| Artisan International Fund - Investor Shares | | |
| BlackRock Equity Dividend Fund - Investor A Shares | | |
| BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | | |
| BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | | |
| BlackRock Mid Cap Dividend Fund - Institutional Shares | | |
| BlackRock Mid Cap Dividend Fund - Investor A Shares | | |
| Bond Fund of America$^{SM}$ - Class R-4 | | |
| Calvert VP SRI Balanced Portfolio | | |
| Capital Income Builder® - Class R-4 | | |
| Capital World Growth & Income Fund$^{SM}$ - Class R-3 | | |
| Cohen & Steers Realty Shares, Inc. | | |
| Columbia$^{SM}$ Acorn® Fund - Class A | | |
| Columbia$^{SM}$ Acorn® Fund - Class Z | | |
| Columbia Select Mid Cap Value Fund - Class A | | |
| Columbia Select Mid Cap Value Fund - Institutional Class | | |
| CRM Mid Cap Value Fund - Investor Shares | | |
| Davis Financial Fund - Class Y | | |
| Delaware Smid Cap Growth Fund - Institutional Class | | |
| Delaware Small Cap Value Fund - Class A | | |
| DWS Small Cap Growth Fund - Class S | | |
| Deutsche Equity 500 Index Fund - Class S | | |
| DFA Inflation-Protected Securities Portfolio - Institutional Class | | |
| Emerging Markets Core Equity Portfolio - Institutional Class | | |
| U.S. Targeted Value Portfolio - Institutional Class | | |
| Dodge & Cox International Stock Fund | | |
| Dodge & Cox Stock Fund | | |
| Eaton Vance Large-Cap Value Fund - Class R | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Operations | Statements of Changes in Net Assets |
|---|---|---|
| EuroPacific Growth Fund® - Class R-3 | | |
| EuroPacific Growth Fund® - Class R-4 | | |
| Fidelity Advisor® New Insights Fund - Class I | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | |
| Fidelity® VIP Growth Portfolio - Initial Class | | |
| Fidelity® VIP High Income Portfolio - Initial Class | | |
| Fidelity® VIP Overseas Portfolio - Initial Class | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | | |
| Fidelity® VIP Index 500 Portfolio - Initial Class | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | | |
| Franklin Mutual Global Discovery Fund - Class R | | |
| Franklin Biotechnology Discovery Fund - Advisor Class | | |
| Franklin Natural Resources Fund - Advisor Class | | |
| Franklin Small-Mid Cap Growth Fund - Class A | | |
| Franklin Small Cap Value VIP Fund - Class 2 | | |
| Goldman Sachs Growth Opportunities Fund - Class IR | | |
| Growth Fund of America® - Class R-3 | | |
| Growth Fund of America® - Class R-4 | | |
| The Hartford Capital Appreciation Fund - Class R4 | | |
| The Hartford Dividend And Growth Fund - Class R4 | | |
| The Hartford International Opportunities Fund - Class R4 | | |
| Income Fund of America® - Class R-3 | | |
| Ivy Science and Technology Fund - Class Y | | |
| Janus Henderson Balanced Portfolio - Institutional Shares | | |
| Janus Henderson Enterprise Portfolio - Institutional Shares | | |
| Janus Henderson Flexible Bond Portfolio - Institutional Shares | | |
| Janus Henderson Global Research Portfolio - Institutional Shares | | |
| Janus Henderson Research Portfolio - Institutional Shares | | |
| JPMorgan Equity Income Fund - Select Class | | |
| JPMorgan Government Bond Fund - Select Class | | |
| Lazard International Equity Portfolio - Open Shares | | |
| ClearBridge Aggressive Growth Fund - Class I | | |
| LKCM Aquinas Catholic Equity Fund | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | | |
| Loomis Sayles Limited Term Government and Agency Fund - Class Y | | |
| Lord Abbett Developing Growth Fund - Class A | | |
| Lord Abbett Core Fixed Income Fund - Class A | | |
| Lord Abbett Short Duration Income Fund - Class R4 | | |
| Lord Abbett Mid Cap Stock Fund - Class A | | |
| Lord Abbett Small Cap Value Fund - Class A | | |
| Lord Abbett Fundamental Equity Fund - Class A | | |
| Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC | | |
| MainStay Large Cap Growth Fund - Class R3 | | |
| Massachusetts Investors Growth Stock Fund - Class A | | |
| Metropolitan West Total Return Bond Fund - Class I | | |
| Metropolitan West Total Return Bond Fund - Class M | | |
| MFS® New Discovery Fund - Class R3 | | |
| MFS® International Value Fund - Class R3 | | |
| Neuberger Berman Genesis Fund - Trust Class | | |
| Neuberger Berman Sustainable Equity Fund - Institutional Class | | |
| Neuberger Berman Sustainable Equity Fund - Trust Class | | |
| New Perspective Fund® - Class R-3 | | |
| New Perspective Fund® - Class R-4 | | |
| New World Fund® - Class R-4 | | |
| Nuveen Global Infrastructure Fund - Class I | | |
| Oppenheimer Capital Appreciation Fund - Class A | | |
| Oppenheimer Developing Markets Fund - Class A | | |
| Oppenheimer Developing Markets Fund - Class Y | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | | |
| Oppenheimer International Bond Fund - Class A | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Operations | Statements of Changes in Net Assets |
|---|---|---|
| Oppenheimer International Growth Fund - Class Y | | |
| Oppenheimer International Small-Mid Company Fund - Class Y | | |
| Oppenheimer Main Street Fund® - Class A | | |
| Oppenheimer Main Street Fund®/VA | | |
| Oppenheimer Main Street Small Cap Fund®/VA | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | | |
| Oppenheimer Global Fund/VA | | |
| Oppenheimer Global Strategic Income Fund/VA | | |
| Parnassus Core Equity Fund$^{SM}$ - Investor Shares | | |
| Pax Balanced Fund - Investor Class | | |
| PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | | |
| PIMCO Real Return Portfolio - Administrative Class | | |
| Pioneer Equity Income Fund - Class Y | | |
| Pioneer High Yield Fund - Class A | | |
| Pioneer Strategic Income Fund - Class A | | |
| Pioneer Equity Income VCT Portfolio - Class I | | |
| Pioneer High Yield VCT Portfolio - Class I | | |
| PGIM Jennison Utility Fund - Class Z | | |
| Columbia Large Cap Value Fund - Advisor Class | | |
| Royce Total Return Fund - K Class | | |
| Ave Maria Rising Dividend Fund | | |
| SMALLCAP World Fund® - Class R-4 | | |
| T. Rowe Price Institutional Large-Cap Growth Fund | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | | |
| T. Rowe Price Value Fund - Advisor Class | | |
| TCW Total Return Bond Fund - Class N | | |
| Templeton Foreign Fund - Class A | | |
| Templeton Global Bond Fund - Advisor Class | | |
| Templeton Global Bond Fund - Class A | | |
| Third Avenue Real Estate Value Fund - Institutional Class | | |
| Thornburg International Value Fund - Class R4 | | |
| Touchstone Value Fund - Institutional Class | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | | |
| Diversified Value Portfolio | | |
| Equity Income Portfolio | | |
| Small Company Growth Portfolio | | |
| Victory Integrity Small-Cap Value Fund - Class Y | | |
| Victory Sycamore Established Value Fund - Class A | | |
| Victory Sycamore Small Company Opportunity Fund - Class R | | |
| Voya Balanced Portfolio - Class I | | |
| Voya Large Cap Value Fund - Class A | | |
| Voya Real Estate Fund - Class A | | |
| Voya Floating Rate Fund - Class A | | |
| Voya GNMA Income Fund - Class A | | |
| Voya Intermediate Bond Fund - Class A | | |
| Voya Intermediate Bond Portfolio - Class I | | |
| Voya Intermediate Bond Portfolio - Class S | | |
| Voya Global Perspectives® Portfolio - Class I | | |
| Voya High Yield Portfolio - Adviser Class | | |
| Voya High Yield Portfolio - Institutional Class | | |
| Voya High Yield Portfolio - Service Class | | |
| Voya Large Cap Growth Portfolio - Adviser Class | | |
| Voya Large Cap Growth Portfolio - Institutional Class | | |
| Voya Large Cap Growth Portfolio - Service Class | | |
| Voya Large Cap Value Portfolio - Adviser Class | | |
| Voya Large Cap Value Portfolio - Institutional Class | | |
| Voya Large Cap Value Portfolio - Service Class | | |
| Voya Limited Maturity Bond Portfolio - Adviser Class | | |
| Voya U.S. Stock Index Portfolio - Institutional Class | | |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Operations | Statements of Changes in Net Assets |
|---|---|---|
| VY® Clarion Global Real Estate Portfolio - Institutional Class | | |
| VY® Clarion Real Estate Portfolio - Adviser Class | | |
| VY® Clarion Real Estate Portfolio - Institutional Class | | |
| VY® Clarion Real Estate Portfolio - Service Class | | |
| VY® Invesco Growth and Income Portfolio - Institutional Class | | |
| VY® Invesco Growth and Income Portfolio - Service Class | | |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | | |
| VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | | |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | | |
| VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | | |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | | |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | | |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | | |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | | |
| VY® T. Rowe Price International Stock Portfolio - Service Class | | |
| VY® Templeton Global Growth Portfolio - Institutional Class | | |
| VY® Templeton Global Growth Portfolio - Service Class | | |
| Voya Government Money Market Portfolio - Class I | | |
| Voya Global Real Estate Fund - Class A | | |
| Voya Multi-Manager International Small Cap Fund - Class A | | |
| Voya Multi-Manager International Small Cap Fund - Class I | | |
| Voya Global Bond Portfolio - Adviser Class | | |
| Voya Global Bond Portfolio - Initial Class | | |
| Voya Global Bond Portfolio - Service Class | | |
| Voya Index Solution 2025 Portfolio - Initial Class | | |
| Voya Index Solution 2025 Portfolio - Service Class | | |
| Voya Index Solution 2025 Portfolio - Service 2 Class | | |
| Voya Index Solution 2035 Portfolio - Initial Class | | |
| Voya Index Solution 2035 Portfolio - Service Class | | |
| Voya Index Solution 2035 Portfolio - Service 2 Class | | |
| Voya Index Solution 2045 Portfolio - Initial Class | | |
| Voya Index Solution 2045 Portfolio - Service Class | | |
| Voya Index Solution 2045 Portfolio - Service 2 Class | | |
| Voya Index Solution 2055 Portfolio - Initial Class | | |
| Voya Index Solution 2055 Portfolio - Service Class | | |
| Voya Index Solution 2055 Portfolio - Service 2 Class | | |
| Voya Index Solution Income Portfolio - Initial Class | | |
| Voya Index Solution Income Portfolio - Service Class | | |
| Voya Index Solution Income Portfolio - Service 2 Class | | |
| Voya Solution 2025 Portfolio - Adviser Class | | |
| Voya Solution 2025 Portfolio - Initial Class | | |
| Voya Solution 2025 Portfolio - Service Class | | |
| Voya Solution 2025 Portfolio - Service 2 Class | | |
| Voya Solution 2035 Portfolio - Adviser Class | | |
| Voya Solution 2035 Portfolio - Initial Class | | |
| Voya Solution 2035 Portfolio - Service Class | | |
| Voya Solution 2035 Portfolio - Service 2 Class | | |
| Voya Solution 2045 Portfolio - Adviser Class | | |
| Voya Solution 2045 Portfolio - Initial Class | | |
| Voya Solution 2045 Portfolio - Service Class | | |
| Voya Solution 2045 Portfolio - Service 2 Class | | |
| Voya Solution 2055 Portfolio - Initial Class | | |
| Voya Solution 2055 Portfolio - Service Class | | |
| Voya Solution 2055 Portfolio - Service 2 Class | | |
| Voya Solution Balanced Portfolio - Service Class | | |
| Voya Solution Income Portfolio - Adviser Class | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Operations | Statements of Changes in Net Assets |
|---|---|---|
| Voya Solution Income Portfolio - Initial Class | | |
| Voya Solution Income Portfolio - Service Class | | |
| Voya Solution Income Portfolio - Service 2 Class | | |
| Voya Solution Moderately Conservative Portfolio - Service Class | | |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | | |
| VY® American Century Small-Mid Cap Value Portfolio - Initial Class | | |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | | |
| VY® Baron Growth Portfolio - Adviser Class | | |
| VY® Baron Growth Portfolio - Service Class | | |
| VY® Columbia Contrarian Core Portfolio - Service Class | | |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | | |
| VY® Columbia Small Cap Value II Portfolio - Service Class | | |
| VY® Invesco Comstock Portfolio - Adviser Class | | |
| VY® Invesco Comstock Portfolio - Service Class | | |
| VY® Invesco Equity and Income Portfolio - Adviser Class | | |
| VY® Invesco Equity and Income Portfolio - Initial Class | | |
| VY® Invesco Equity and Income Portfolio - Service Class | | |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | | |
| VY® JPMorgan Mid Cap Value Portfolio - Initial Class | | |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | | |
| VY® Oppenheimer Global Portfolio - Adviser Class | | |
| VY® Oppenheimer Global Portfolio - Initial Class | | |
| VY® Oppenheimer Global Portfolio - Service Class | | |
| VY® Pioneer High Yield Portfolio - Initial Class | | |
| VY® Pioneer High Yield Portfolio - Service Class | | |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | | |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | | |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | | |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | | |
| VY® T. Rowe Price Growth Equity Portfolio - Initial Class | | |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | | |
| VY® Templeton Foreign Equity Portfolio - Adviser Class | | |
| VY® Templeton Foreign Equity Portfolio - Initial Class | | |
| VY® Templeton Foreign Equity Portfolio - Service Class | | |
| Voya Corporate Leaders 100 Fund - Class I | | |
| Voya Strategic Allocation Conservative Portfolio - Class I | | |
| Voya Strategic Allocation Growth Portfolio - Class I | | |
| Voya Strategic Allocation Moderate Portfolio - Class I | | |
| Voya Growth and Income Portfolio - Class A | | |
| Voya Growth and Income Portfolio - Class I | | |
| Voya Growth and Income Portfolio - Class S | | |
| Voya Global Equity Portfolio - Class I | | |
| Voya Global Equity Portfolio - Class S | | |
| Voya Index Plus LargeCap Portfolio - Class I | | |
| Voya Index Plus LargeCap Portfolio - Class S | | |
| Voya Index Plus MidCap Portfolio - Class I | | |
| Voya Index Plus MidCap Portfolio - Class S | | |
| Voya Index Plus SmallCap Portfolio - Class I | | |
| Voya Index Plus SmallCap Portfolio - Class S | | |
| Voya International Index Portfolio - Class I | | |
| Voya International Index Portfolio - Class S | | |
| Voya Russell™ Large Cap Growth Index Portfolio - Class I | | |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | | |
| Voya Russell™ Large Cap Index Portfolio - Class I | | |
| Voya Russell™ Large Cap Index Portfolio - Class S | | |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | | |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | | |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | | |
| Voya Russell™ Mid Cap Index Portfolio - Class I | | |
| Voya Russell™ Small Cap Index Portfolio - Class I | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Operations | Statements of Changes in Net Assets |
|---|---|---|
| Voya Small Company Portfolio - Class I | | |
| Voya Small Company Portfolio - Class S | | |
| Voya U.S. Bond Index Portfolio - Class I | | |
| Voya MidCap Opportunities Portfolio - Class I | | |
| Voya MidCap Opportunities Portfolio - Class S | | |
| Voya SmallCap Opportunities Portfolio - Class I | | |
| Voya SmallCap Opportunities Portfolio - Class S | | |
| Wanger International | | |
| Wanger Select | | |
| Wanger USA | | |
| Washington Mutual Investors Fund[SM] - Class R-3 | | |
| Washington Mutual Investors Fund[SM] - Class R-4 | | |
| Wells Fargo Small Cap Value Fund - Class A | | |
| Wells Fargo Small Company Growth Fund - Administrator Class | | |
| Wells Fargo Special Small Cap Value Fund - Class A | | |
| Federated International Leaders Fund - Institutional Shares | For the year ended December 31, 2018 | For the year ended December 31, 2018 and for the period from October 4, 2017 (commencement of operations) through December 31, 2017 |
| Cohen & Steers Real Estate Securities Fund, Inc. - Class A | For the period from June 6, 2018 (commencement of operations) through December 31, 2018 | |
| Vanguard® Total Bond Market Index Fund - Investor Shares | For the period from May 25, 2018 (commencement of operations) through December 31, 2018 | |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | AB Relative Value Fund - Class A | AB VPS Growth and Income Portfolio - Class A | Aberdeen International Equity Fund - Institutional Class | Invesco Floating Rate Fund - Class R5 | Invesco Mid Cap Core Equity Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 174 | $ 572 | $ 12,452 | $ 279 | $ 3,104 |
| Total assets | 174 | 572 | 12,452 | 279 | 3,104 |
| Net assets | $ 174 | $ 572 | $ 12,452 | $ 279 | $ 3,104 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 174 | $ 572 | $ 12,452 | $ 279 | $ 3,104 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 174 | $ 572 | $ 12,452 | $ 279 | $ 3,104 |
| | | | | | |
| Total number of mutual fund shares | 36,302 | 20,589 | 961,567 | 38,587 | 182,286 |
| | | | | | |
| Cost of mutual fund shares | $ 197 | $ 617 | $ 13,137 | $ 292 | $ 3,967 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A | Invesco Global Health Care Fund - Investor Class | Invesco High Yield Fund - Class R5 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 91 | $ 523 | $ 14 | $ 132 | $ 533 |
| Total assets | 91 | 523 | 14 | 132 | 533 |
| Net assets | $ 91 | $ 523 | $ 14 | $ 132 | $ 533 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 91 | $ 523 | $ 14 | $ 132 | $ 533 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 91 | $ 523 | $ 14 | $ 132 | $ 533 |
| | | | | | |
| Total number of mutual fund shares | 2,946 | 18,375 | 921 | 4,002 | 139,132 |
| | | | | | |
| Cost of mutual fund shares | $ 104 | $ 612 | $ 17 | $ 145 | $ 569 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Invesco American Value Fund - Class R5 | Invesco Energy Fund - Class R5 | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 754 | $ 44 | $ 60 | $ 26,539 | $ 27,039 |
| Total assets | 754 | 44 | 60 | 26,539 | 27,039 |
| Net assets | $ 754 | $ 44 | $ 60 | $ 26,539 | $ 27,039 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 754 | $ 44 | $ 60 | $ 26,412 | $ 26,769 |
| Contracts in payout (annuitization) | — | — | — | 127 | 270 |
| Total net assets | $ 754 | $ 44 | $ 60 | $ 26,539 | $ 27,039 |
| | | | | | |
| Total number of mutual fund shares | 26,182 | 2,412 | 5,399 | 464,377 | 873,932 |
| | | | | | |
| Cost of mutual fund shares | $ 937 | $ 63 | $ 93 | $ 24,961 | $ 26,533 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

|  | Alger Capital Appreciation Fund - Class A | Alger Responsible Investing Fund - Class A | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 115 | $ 6,124 | $ 297 | $ 6 | $ 240 |
| Total assets | 115 | 6,124 | 297 | 6 | 240 |
| Net assets | $ 115 | $ 6,124 | $ 297 | $ 6 | $ 240 |
| **Net assets** | | | | | |
| Accumulation units | $ 115 | $ 6,124 | $ 297 | $ 6 | $ 240 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 115 | $ 6,124 | $ 297 | $ 6 | $ 240 |
| Total number of mutual fund shares | 5,241 | 669,969 | 27,711 | 259 | 18,953 |
| Cost of mutual fund shares | $ 128 | $ 6,780 | $ 359 | $ 5 | $ 372 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Amana Growth Fund - Investor Class | Amana Income Fund - Investor Class | American Balanced Fund® - Class R-3 | American Beacon Small Cap Value Fund - Investor Class | American Century Investments® Inflation-Adjusted Bond Fund - Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 46,429 | $ 66,562 | $ 2,791 | $ 315 | $ 29,126 |
| Total assets | 46,429 | 66,562 | 2,791 | 315 | 29,126 |
| Net assets | $ 46,429 | $ 66,562 | $ 2,791 | $ 315 | $ 29,126 |
| **Net assets** | | | | | |
| Accumulation units | $ 46,429 | $ 66,562 | $ 2,791 | $ 315 | $ 29,126 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 46,429 | $ 66,562 | $ 2,791 | $ 315 | $ 29,126 |
| Total number of mutual fund shares | 1,341,865 | 1,462,583 | 112,685 | 16,366 | 2,640,628 |
| Cost of mutual fund shares | $ 44,283 | $ 62,023 | $ 2,830 | $ 422 | $ 30,833 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | American Century Investments® Income & Growth Fund - A Class | Fundamental Investors<sup>SM</sup> - Class R-3 | Fundamental Investors<sup>SM</sup> - Class R-4 | American Mutual Fund® - Class R-4 | AMG Managers Fairpointe Mid Cap Fund - Class N |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9,812 | $ 889 | $ 97,554 | $ 9,173 | $ 22,907 |
| Total assets | 9,812 | 889 | 97,554 | 9,173 | 22,907 |
| Net assets | $ 9,812 | $ 889 | $ 97,554 | $ 9,173 | $ 22,907 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9,812 | $ 889 | $ 97,554 | $ 9,173 | $ 22,907 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 9,812 | $ 889 | $ 97,554 | $ 9,173 | $ 22,907 |
| | | | | | |
| Total number of mutual fund shares | 301,361 | 17,038 | 1,869,929 | 245,394 | 717,424 |
| | | | | | |
| Cost of mutual fund shares | $ 10,785 | $ 986 | $ 97,750 | $ 9,395 | $ 28,794 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class | Artisan International Fund - Investor Shares | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Health Sciences Opportunities Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 412 | $ 9,051 | $ 9,892 | $ 769 | $ 6,535 |
| Total assets | 412 | 9,051 | 9,892 | 769 | 6,535 |
| Net assets | $ 412 | $ 9,051 | $ 9,892 | $ 769 | $ 6,535 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 412 | $ 9,051 | $ 9,892 | $ 769 | $ 6,535 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 412 | $ 9,051 | $ 9,892 | $ 769 | $ 6,535 |
| | | | | | |
| Total number of mutual fund shares | 10,682 | 163,605 | 364,498 | 41,248 | 115,997 |
| | | | | | |
| Cost of mutual fund shares | $ 525 | $ 10,929 | $ 11,017 | $ 905 | $ 6,646 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | | BlackRock Mid Cap Dividend Fund - Institutional Shares | | BlackRock Mid Cap Dividend Fund - Investor A Shares | | Bond Fund of America$^{SM}$ - Class R-4 | | Calvert VP SRI Balanced Portfolio |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | |
| at fair value | $ | 24,939 | $ | 188 | $ | 11,923 | $ | 10,636 | $ | 45,323 |
| Total assets | | 24,939 | | 188 | | 11,923 | | 10,636 | | 45,323 |
| Net assets | $ | 24,939 | $ | 188 | $ | 11,923 | $ | 10,636 | $ | 45,323 |
| | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 24,939 | $ | 188 | $ | 11,923 | $ | 10,636 | $ | 45,089 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | 234 |
| Total net assets | $ | 24,939 | $ | 188 | $ | 11,923 | $ | 10,636 | $ | 45,323 |
| | | | | | | | | | |
| Total number of mutual fund shares | | 465,197 | | 12,219 | | 814,398 | | 846,173 | | 23,362,216 |
| | | | | | | | | | |
| Cost of mutual fund shares | $ | 24,069 | $ | 231 | $ | 14,988 | $ | 10,817 | $ | 45,131 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Capital Income Builder® - Class R-4 | | Capital World Growth & Income Fund<sup>SM</sup> - Class R-3 | | Cohen & Steers Real Estate Securities Fund, Inc. - Class A | | Cohen & Steers Realty Shares, Inc. | | Columbia<sup>SM</sup> Acorn® Fund - Class A | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 4,575 | $ | 557 | $ | 53 | $ | 7,400 | $ | 58 |
| Total assets | | 4,575 | | 557 | | 53 | | 7,400 | | 58 |
| Net assets | $ | 4,575 | $ | 557 | $ | 53 | $ | 7,400 | $ | 58 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 4,575 | $ | 557 | $ | 53 | $ | 7,400 | $ | 58 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 4,575 | $ | 557 | $ | 53 | $ | 7,400 | $ | 58 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 81,243 | | 13,113 | | 3,875 | | 127,151 | | 5,422 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 4,903 | $ | 611 | $ | 56 | $ | 8,688 | $ | 86 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2018
*(Dollars in thousands)*

| | Columbia℠ Acorn® Fund - Class Z | Columbia Select Mid Cap Value Fund - Class A | Columbia Select Mid Cap Value Fund - Institutional Class | CRM Mid Cap Value Fund - Investor Shares | Davis Financial Fund - Class Y |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5 | $ 7,411 | $ 2 | $ 296 | $ 51 |
| Total assets | 5 | 7,411 | 2 | 296 | 51 |
| Net assets | $ 5 | $ 7,411 | $ 2 | $ 296 | $ 51 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5 | $ 7,411 | $ 2 | $ 296 | $ 51 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 5 | $ 7,411 | $ 2 | $ 296 | $ 51 |
| | | | | | |
| Total number of mutual fund shares | 379 | 832,658 | 214 | 16,706 | 1,181 |
| | | | | | |
| Cost of mutual fund shares | $ 6 | $ 11,626 | $ 3 | $ 366 | $ 63 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Delaware Smid Cap Growth Fund - Institutional Class | Delaware Small Cap Value Fund - Class A | DWS Small Cap Growth Fund - Class S | Deutsche Equity 500 Index Fund - Class S | DFA Inflation-Protected Securities Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 11,472 | $ 2,656 | $ 16 | $ 646 | $ 1,050 |
| Total assets | 11,472 | 2,656 | 16 | 646 | 1,050 |
| Net assets | $ 11,472 | $ 2,656 | $ 16 | $ 646 | $ 1,050 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 11,472 | $ 2,656 | $ 16 | $ 646 | $ 1,050 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 11,472 | $ 2,656 | $ 16 | $ 646 | $ 1,050 |
| | | | | | |
| Total number of mutual fund shares | 428,526 | 53,295 | 628 | 3,798 | 92,595 |
| | | | | | |
| Cost of mutual fund shares | $ 12,251 | $ 3,300 | $ 21 | $ 795 | $ 1,084 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Assets and Liabilities
December 31, 2018
*(Dollars in thousands)*

| | Emerging Markets Core Equity Portfolio - Institutional Class | U.S. Targeted Value Portfolio - Institutional Class | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | Eaton Vance Large-Cap Value Fund - Class R |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,016 | $ 13,073 | $ 126 | $ 156 | $ 2 |
| Total assets | 2,016 | 13,073 | 126 | 156 | 2 |
| Net assets | $ 2,016 | $ 13,073 | $ 126 | $ 156 | $ 2 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,016 | $ 13,073 | $ 126 | $ 156 | $ 2 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 2,016 | $ 13,073 | $ 126 | $ 156 | $ 2 |
| | | | | | |
| Total number of mutual fund shares | 104,713 | 659,231 | 3,422 | 904 | 106 |
| | | | | | |
| Cost of mutual fund shares | $ 2,147 | $ 15,015 | $ 133 | $ 162 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Federated International Leaders Fund - Institutional Shares | Fidelity Advisor® New Insights Fund - Class I | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 3,220 | $ 275,861 | $ 2 | $ 2,475 | $ 220,603 |
| Total assets | 3,220 | 275,861 | 2 | 2,475 | 220,603 |
| Net assets | $ 3,220 | $ 275,861 | $ 2 | $ 2,475 | $ 220,603 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3,220 | $ 275,861 | $ 2 | $ 2,475 | $ 217,981 |
| Contracts in payout (annuitization) | — | — | — | — | 2,622 |
| Total net assets | $ 3,220 | $ 275,861 | $ 2 | $ 2,475 | $ 220,603 |
| | | | | | |
| Total number of mutual fund shares | 73,005 | 6,252,507 | 66 | 91,181 | 10,829,779 |
| | | | | | |
| Cost of mutual fund shares | $ 3,538 | $ 252,571 | $ 2 | $ 2,681 | $ 222,010 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 319,689 | $ 7,738 | $ 25,131 | $ 1,099,134 | $ 243,084 |
| Total assets | 319,689 | 7,738 | 25,131 | 1,099,134 | 243,084 |
| Net assets | $ 319,689 | $ 7,738 | $ 25,131 | $ 1,099,134 | $ 243,084 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 317,006 | $ 7,715 | $ 25,131 | $ 1,092,510 | $ 243,084 |
| Contracts in payout (annuitization) | 2,683 | 23 | — | 6,624 | — |
| Total net assets | $ 319,689 | $ 7,738 | $ 25,131 | $ 1,099,134 | $ 243,084 |
| | | | | | |
| Total number of mutual fund shares | 5,064,788 | 1,556,965 | 1,313,702 | 34,208,953 | 962,861 |
| | | | | | |
| Cost of mutual fund shares | $ 237,330 | $ 8,562 | $ 24,731 | $ 966,177 | $ 165,733 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

|  | Fidelity® VIP Asset Manager Portfolio - Initial Class | Franklin Mutual Global Discovery Fund - Class R | Franklin Biotechnology Discovery Fund - Advisor Class | Franklin Natural Resources Fund - Advisor Class | Franklin Small-Mid Cap Growth Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 14,470 | $ 1,325 | $ 274 | $ 12 | $ 278 |
| Total assets | 14,470 | 1,325 | 274 | 12 | 278 |
| Net assets | $ 14,470 | $ 1,325 | $ 274 | $ 12 | $ 278 |
| **Net assets** | | | | | |
| Accumulation units | $ 14,470 | $ 1,325 | $ 274 | $ 12 | $ 278 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 14,470 | $ 1,325 | $ 274 | $ 12 | $ 278 |
| Total number of mutual fund shares | 1,057,781 | 51,016 | 2,180 | 551 | 9,404 |
| Cost of mutual fund shares | $ 16,321 | $ 1,562 | $ 317 | $ 15 | $ 324 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Franklin Small Cap Value VIP Fund - Class 2 | Goldman Sachs Growth Opportunities Fund - Class IR | Growth Fund of America® - Class R-3 | Growth Fund of America® - Class R-4 | The Hartford Capital Appreciation Fund - Class R4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 95,726 | $ 16 | $ 9,942 | $ 402,267 | $ — |
| Total assets | 95,726 | 16 | 9,942 | 402,267 | — |
| Net assets | $ 95,726 | $ 16 | $ 9,942 | $ 402,267 | $ — |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 94,740 | $ 16 | $ 9,942 | $ 402,267 | $ — |
| Contracts in payout (annuitization) | 986 | — | — | — | — |
| Total net assets | $ 95,726 | $ 16 | $ 9,942 | $ 402,267 | $ — |
| | | | | | |
| Total number of mutual fund shares | 6,556,577 | 1,028 | 237,159 | 9,500,865 | 4 |
| | | | | | |
| Cost of mutual fund shares | $ 120,964 | $ 22 | $ 10,254 | $ 334,245 | $ — |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | The Hartford Dividend And Growth Fund - Class R4 | The Hartford International Opportunities Fund - Class R4 | Income Fund of America® - Class R-3 | Ivy Science and Technology Fund - Class Y | Janus Henderson Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 7 | $ 1,479 | $ 907 | $ 12,191 | $ 147 |
| Total assets | 7 | 1,479 | 907 | 12,191 | 147 |
| Net assets | $ 7 | $ 1,479 | $ 907 | $ 12,191 | $ 147 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 7 | $ 1,479 | $ 907 | $ 12,191 | $ 147 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 7 | $ 1,479 | $ 907 | $ 12,191 | $ 147 |
| | | | | | |
| Total number of mutual fund shares | 332 | 108,035 | 44,153 | 215,470 | 4,350 |
| | | | | | |
| Cost of mutual fund shares | $ 8 | $ 1,867 | $ 958 | $ 14,692 | $ 125 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Janus Henderson Enterprise Portfolio - Institutional Shares | Janus Henderson Flexible Bond Portfolio - Institutional Shares | Janus Henderson Global Research Portfolio - Institutional Shares | Janus Henderson Research Portfolio - Institutional Shares | JPMorgan Equity Income Fund - Select Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 263 | $ 13 | $ 66 | $ 66 | $ 1,490 |
| Total assets | 263 | 13 | 66 | 66 | 1,490 |
| Net assets | $ 263 | $ 13 | $ 66 | $ 66 | $ 1,490 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 263 | $ 13 | $ 66 | $ 66 | $ 1,490 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 263 | $ 13 | $ 66 | $ 66 | $ 1,490 |
| | | | | | |
| Total number of mutual fund shares | 3,919 | 1,204 | 1,408 | 1,967 | 94,034 |
| | | | | | |
| Cost of mutual fund shares | $ 225 | $ 14 | $ 49 | $ 59 | $ 1,547 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Assets and Liabilities
December 31, 2018
*(Dollars in thousands)*

| | JPMorgan Government Bond Fund - Select Class | Lazard International Equity Portfolio - Open Shares | ClearBridge Aggressive Growth Fund - Class I | LKCM Aquinas Catholic Equity Fund | Loomis Sayles Small Cap Value Fund - Retail Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,305 | $ 736 | $ 429 | $ 26 | $ 10,075 |
| Total assets | 1,305 | 736 | 429 | 26 | 10,075 |
| Net assets | $ 1,305 | $ 736 | $ 429 | $ 26 | $ 10,075 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,305 | $ 736 | $ 429 | $ 26 | $ 10,075 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 1,305 | $ 736 | $ 429 | $ 26 | $ 10,075 |
| | | | | | |
| Total number of mutual fund shares | 126,584 | 46,349 | 2,403 | 2,048 | 423,684 |
| | | | | | |
| Cost of mutual fund shares | $ 1,298 | $ 881 | $ 527 | $ 35 | $ 13,764 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Loomis Sayles Limited Term Government and Agency Fund - Class Y | Lord Abbett Developing Growth Fund - Class A | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Short Duration Income Fund - Class R4 | Lord Abbett Mid Cap Stock Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 415 | $ 108 | $ 18 | $ 5,944 | $ 790 |
| Total assets | 415 | 108 | 18 | 5,944 | 790 |
| Net assets | $ 415 | $ 108 | $ 18 | $ 5,944 | $ 790 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 415 | $ 108 | $ 18 | $ 5,944 | $ 790 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 415 | $ 108 | $ 18 | $ 5,944 | $ 790 |
| | | | | | |
| Total number of mutual fund shares | 37,044 | 5,871 | 1,721 | 1,432,268 | 32,921 |
| | | | | | |
| Cost of mutual fund shares | $ 422 | $ 113 | $ 19 | $ 6,043 | $ 735 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Lord Abbett Small Cap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 820 | $ 204 | $ 61,697 | $ 2 | $ 77 |
| Total assets | 820 | 204 | 61,697 | 2 | 77 |
| Net assets | $ 820 | $ 204 | $ 61,697 | $ 2 | $ 77 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 820 | $ 204 | $ 61,231 | $ 2 | $ 77 |
| Contracts in payout (annuitization) | — | — | 466 | — | — |
| Total net assets | $ 820 | $ 204 | $ 61,697 | $ 2 | $ 77 |
| | | | | | |
| Total number of mutual fund shares | 54,709 | 18,827 | 3,106,612 | 299 | 3,042 |
| | | | | | |
| Cost of mutual fund shares | $ 1,167 | $ 235 | $ 57,640 | $ 3 | $ 73 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Metropolitan West Total Return Bond Fund - Class I | Metropolitan West Total Return Bond Fund - Class M | MFS® New Discovery Fund - Class R3 | MFS® International Value Fund - Class R3 | Neuberger Berman Genesis Fund - Trust Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 20,298 | $ 21,058 | $ 116 | $ 647 | $ 373 |
| Total assets | 20,298 | 21,058 | 116 | 647 | 373 |
| Net assets | $ 20,298 | $ 21,058 | $ 116 | $ 647 | $ 373 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 20,298 | $ 21,058 | $ 116 | $ 647 | $ 373 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 20,298 | $ 21,058 | $ 116 | $ 647 | $ 373 |
| | | | | | |
| Total number of mutual fund shares | 1,953,657 | 2,026,803 | 5,416 | 17,338 | 7,766 |
| | | | | | |
| Cost of mutual fund shares | $ 20,764 | $ 21,758 | $ 149 | $ 693 | $ 436 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Neuberger Berman Sustainable Equity Fund - Institutional Class | Neuberger Berman Sustainable Equity Fund - Trust Class | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | New World Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,662 | $ 12,231 | $ 1,712 | $ 177,548 | $ 1,095 |
| Total assets | 2,662 | 12,231 | 1,712 | 177,548 | 1,095 |
| Net assets | $ 2,662 | $ 12,231 | $ 1,712 | $ 177,548 | $ 1,095 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,662 | $ 12,231 | $ 1,712 | $ 177,548 | $ 1,095 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 2,662 | $ 12,231 | $ 1,712 | $ 177,548 | $ 1,095 |
| | | | | | |
| Total number of mutual fund shares | 81,664 | 373,477 | 46,502 | 4,783,091 | 19,208 |
| | | | | | |
| Cost of mutual fund shares | $ 2,945 | $ 13,770 | $ 1,791 | $ 168,920 | $ 1,170 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Nuveen Global Infrastructure Fund - Class I | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,766 | $ 66 | $ 216,966 | $ 42,564 | $ 45 |
| Total assets | 1,766 | 66 | 216,966 | 42,564 | 45 |
| Net assets | $ 1,766 | $ 66 | $ 216,966 | $ 42,564 | $ 45 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,766 | $ 66 | $ 216,966 | $ 42,564 | $ 45 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 1,766 | $ 66 | $ 216,966 | $ 42,564 | $ 45 |
| | | | | | |
| Total number of mutual fund shares | 187,099 | 1,299 | 5,684,194 | 1,132,315 | 3,131 |
| | | | | | |
| Cost of mutual fund shares | $ 1,997 | $ 71 | $ 184,183 | $ 39,868 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Oppenheimer International Bond Fund - Class A | Oppenheimer International Growth Fund - Class Y | Oppenheimer International Small-Mid Company Fund - Class Y | Oppenheimer Main Street Fund® - Class A | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 135 | $ 492 | $ 543 | $ 910 | $ 53 |
| Total assets | 135 | 492 | 543 | 910 | 53 |
| Net assets | $ 135 | $ 492 | $ 543 | $ 910 | $ 53 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 135 | $ 492 | $ 543 | $ 910 | $ — |
| Contracts in payout (annuitization) | — | — | — | — | 53 |
| Total net assets | $ 135 | $ 492 | $ 543 | $ 910 | $ 53 |
| | | | | | |
| Total number of mutual fund shares | 25,111 | 14,178 | 13,548 | 22,975 | 1,991 |
| | | | | | |
| Cost of mutual fund shares | $ 147 | $ 551 | $ 607 | $ 1,149 | $ 50 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Global Fund/VA | Oppenheimer Global Strategic Income Fund/VA | Parnassus Core Equity Fund<sup>SM</sup> - Investor Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 24,778 | $ 14 | $ 231 | $ 90 | $ 32,021 |
| Total assets | 24,778 | 14 | 231 | 90 | 32,021 |
| Net assets | $ 24,778 | $ 14 | $ 231 | $ 90 | $ 32,021 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 24,778 | $ — | $ 231 | $ 90 | $ 32,021 |
| Contracts in payout (annuitization) | — | 14 | — | — | — |
| Total net assets | $ 24,778 | $ 14 | $ 231 | $ 90 | $ 32,021 |
| | | | | | |
| Total number of mutual fund shares | 1,216,972 | 204 | 6,076 | 19,332 | 821,262 |
| | | | | | |
| Cost of mutual fund shares | $ 29,959 | $ 16 | $ 177 | $ 100 | $ 33,042 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Pax Balanced Fund - Investor Class | | PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | | PIMCO Real Return Portfolio - Administrative Class | | Pioneer Equity Income Fund - Class Y | | Pioneer High Yield Fund - Class A |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 35,911 | $ | 1,362 | $ | 70,080 | $ | 11,896 | $ | 722 |
| Total assets | | 35,911 | | 1,362 | | 70,080 | | 11,896 | | 722 |
| Net assets | $ | 35,911 | $ | 1,362 | $ | 70,080 | $ | 11,896 | $ | 722 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 35,911 | $ | 1,362 | $ | 70,080 | $ | 11,896 | $ | 722 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 35,911 | $ | 1,362 | $ | 70,080 | $ | 11,896 | $ | 722 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 1,698,744 | | 251,330 | | 5,913,918 | | 386,723 | | 80,400 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 39,095 | $ | 1,672 | $ | 79,639 | $ | 13,045 | $ | 782 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Pioneer Strategic Income Fund - Class A | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | PGIM Jennison Utility Fund - Class Z | Columbia Large Cap Value Fund - Advisor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 562 | $ — | 14,827 | $ 128 | $ 8,331 |
| Total assets | 562 | — | 14,827 | 128 | 8,331 |
| Net assets | $ 562 | $ — | $ 14,827 | $ 128 | $ 8,331 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 562 | $ — | $ 14,827 | $ 128 | $ 8,331 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 562 | $ — | $ 14,827 | $ 128 | $ 8,331 |
| | | | | | |
| Total number of mutual fund shares | 54,642 | 9 | 1,686,807 | 9,754 | 719,398 |
| | | | | | |
| Cost of mutual fund shares | $ 576 | $ — | $ 16,253 | $ 133 | $ 10,387 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Royce Total Return Fund - K Class | Ave Maria Rising Dividend Fund | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Institutional Large-Cap Growth Fund | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 3 | $ 4,894 | $ 20,382 | $ 30,175 | $ 788 |
| Total assets | 3 | 4,894 | 20,382 | 30,175 | 788 |
| Net assets | $ 3 | $ 4,894 | $ 20,382 | $ 30,175 | $ 788 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3 | $ 4,894 | $ 20,382 | $ 30,175 | $ 788 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 3 | $ 4,894 | $ 20,382 | $ 30,175 | $ 788 |
| | | | | | |
| Total number of mutual fund shares | 329 | 309,143 | 438,331 | 845,228 | 32,947 |
| | | | | | |
| Cost of mutual fund shares | $ 4 | $ 5,562 | $ 21,511 | $ 28,329 | $ 913 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | TCW Total Return Bond Fund - Class N | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 399 | $ 6,183 | $ 423 | $ 24,501 | $ 118,332 |
| Total assets | 399 | 6,183 | 423 | 24,501 | 118,332 |
| Net assets | $ 399 | $ 6,183 | $ 423 | $ 24,501 | $ 118,332 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 399 | $ 6,183 | $ 423 | $ 24,501 | $ 118,332 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 399 | $ 6,183 | $ 423 | $ 24,501 | $ 118,332 |
| | | | | | |
| Total number of mutual fund shares | 13,271 | 621,386 | 63,278 | 2,177,826 | 10,471,834 |
| | | | | | |
| Cost of mutual fund shares | $ 454 | $ 6,450 | $ 451 | $ 27,083 | $ 133,545 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Third Avenue Real Estate Value Fund - Institutional Class | Thornburg International Value Fund - Class R4 | Touchstone Value Fund - Institutional Class | USAA Precious Metals and Minerals Fund - Adviser Shares | Vanguard® Total Bond Market Index Fund - Investor Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 42 | $ 2 | $ 12,022 | $ 13,275 | $ — |
| Total assets | 42 | 2 | 12,022 | 13,275 | — |
| Net assets | $ 42 | $ 2 | $ 12,022 | $ 13,275 | $ — |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 42 | $ 2 | $ 12,022 | $ 13,275 | $ — |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 42 | $ 2 | $ 12,022 | $ 13,275 | $ — |
| | | | | | |
| Total number of mutual fund shares | 1,680 | 123 | 1,453,677 | 1,149,329 | 21 |
| | | | | | |
| Cost of mutual fund shares | $ 55 | $ 3 | $ 13,862 | $ 14,542 | $ — |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Victory Integrity Small-Cap Value Fund - Class Y | Victory Sycamore Established Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 112 | $ 169 | $ 47 | $ 435 | $ 4,299 |
| Total assets | 112 | 169 | 47 | 435 | 4,299 |
| Net assets | $ 112 | $ 169 | $ 47 | $ 435 | $ 4,299 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 112 | $ 169 | $ 47 | $ 435 | $ 4,299 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 112 | $ 169 | $ 47 | $ 435 | $ 4,299 |
| | | | | | |
| Total number of mutual fund shares | 7,784 | 7,966 | 2,306 | 15,007 | 130,062 |
| | | | | | |
| Cost of mutual fund shares | $ 110 | $ 173 | $ 49 | $ 570 | $ 4,899 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Victory Sycamore Small Company Opportunity Fund - Class R | Voya Balanced Portfolio - Class I | Voya Large Cap Value Fund - Class A | Voya Real Estate Fund - Class A | Voya Floating Rate Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 8 | $ 208,684 | $ 60 | $ 678 | $ 2,318 |
| Total assets | 8 | 208,684 | 60 | 678 | 2,318 |
| Net assets | $ 8 | $ 208,684 | $ 60 | $ 678 | $ 2,318 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 8 | $ 196,505 | $ 60 | $ 678 | $ 2,318 |
| Contracts in payout (annuitization) | — | 12,179 | — | — | — |
| Total net assets | $ 8 | $ 208,684 | $ 60 | $ 678 | $ 2,318 |
| | | | | | |
| Total number of mutual fund shares | 218 | 14,800,280 | 5,940 | 64,012 | 246,624 |
| | | | | | |
| Cost of mutual fund shares | $ 9 | $ 174,852 | $ 73 | $ 1,039 | $ 2,425 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya GNMA Income Fund - Class A | | Voya Intermediate Bond Fund - Class A | | Voya Intermediate Bond Portfolio - Class I | | Voya Intermediate Bond Portfolio - Class S | | Voya Global Perspectives® Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 2,539 | $ | 836 | $ | 404,454 | $ | 2,103 | $ | 1,944 |
| Total assets | | 2,539 | | 836 | | 404,454 | | 2,103 | | 1,944 |
| Net assets | $ | 2,539 | $ | 836 | $ | 404,454 | $ | 2,103 | $ | 1,944 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 2,539 | $ | 836 | $ | 396,225 | $ | 2,103 | $ | 1,944 |
| Contracts in payout (annuitization) | | — | | — | | 8,229 | | — | | — |
| Total net assets | $ | 2,539 | $ | 836 | $ | 404,454 | $ | 2,103 | $ | 1,944 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 307,724 | | 85,563 | | 32,802,455 | | 171,655 | | 188,942 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 2,600 | $ | 855 | $ | 421,466 | $ | 2,200 | $ | 2,050 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya High Yield Portfolio - Adviser Class | Voya High Yield Portfolio - Institutional Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 41 | $ 35,318 | $ 19,881 | $ 78 | $ 483,586 |
| Total assets | 41 | 35,318 | 19,881 | 78 | 483,586 |
| Net assets | $ 41 | $ 35,318 | $ 19,881 | $ 78 | $ 483,586 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 41 | $ 35,318 | $ 19,881 | $ 78 | $ 482,780 |
| Contracts in payout (annuitization) | — | — | — | — | 806 |
| Total net assets | $ 41 | $ 35,318 | $ 19,881 | $ 78 | $ 483,586 |
| | | | | | |
| Total number of mutual fund shares | 4,473 | 3,881,050 | 2,187,083 | 4,737 | 27,198,297 |
| | | | | | |
| Cost of mutual fund shares | $ 44 | $ 38,954 | $ 21,969 | $ 83 | $ 502,990 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya Large Cap Growth Portfolio - Service Class | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Institutional Class | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 12,694 | $ 15 | $ 267,860 | $ 1,241 | $ 15 |
| Total assets | 12,694 | 15 | 267,860 | 1,241 | 15 |
| Net assets | $ 12,694 | $ 15 | $ 267,860 | $ 1,241 | $ 15 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 12,694 | $ 15 | $ 265,259 | $ 1,241 | $ 15 |
| Contracts in payout (annuitization) | — | — | 2,601 | — | — |
| Total net assets | $ 12,694 | $ 15 | $ 267,860 | $ 1,241 | $ 15 |
| | | | | | |
| Total number of mutual fund shares | 733,362 | 1,452 | 25,057,099 | 117,645 | 1,549 |
| | | | | | |
| Cost of mutual fund shares | $ 13,864 | $ 16 | $ 281,974 | $ 1,391 | $ 15 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Voya U.S. Stock Index Portfolio - Institutional Class | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 28,279 | $ 20 | $ 64,343 | $ 35 | $ 1,419 |
| Total assets | 28,279 | 20 | 64,343 | 35 | 1,419 |
| Net assets | $ 28,279 | $ 20 | $ 64,343 | $ 35 | $ 1,419 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 28,279 | $ 20 | $ 64,343 | $ 35 | $ — |
| Contracts in payout (annuitization) | — | — | — | — | 1,419 |
| Total net assets | $ 28,279 | $ 20 | $ 64,343 | $ 35 | $ 1,419 |
| | | | | | |
| Total number of mutual fund shares | 2,034,484 | 2,283 | 5,952,132 | 1,187 | 46,182 |
| | | | | | |
| Cost of mutual fund shares | $ 29,429 | $ 21 | $ 69,254 | $ 43 | $ 1,484 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | VY® Clarion Real Estate Portfolio - Service Class | VY® Invesco Growth and Income Portfolio - Institutional Class | VY® Invesco Growth and Income Portfolio - Service Class | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 37,743 | $ 27,328 | $ 26,073 | $ 151 | $ 11,355 |
| Total assets | 37,743 | 27,328 | 26,073 | 151 | 11,355 |
| Net assets | $ 37,743 | $ 27,328 | $ 26,073 | $ 151 | $ 11,355 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 37,743 | $ 27,328 | $ 26,073 | $ 151 | $ 11,355 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 37,743 | $ 27,328 | $ 26,073 | $ 151 | $ 11,355 |
| | | | | | |
| Total number of mutual fund shares | 1,230,604 | 1,276,428 | 1,208,203 | 8,883 | 637,906 |
| | | | | | |
| Cost of mutual fund shares | $ 38,908 | $ 34,154 | $ 32,836 | $ 140 | $ 10,825 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 20,389 | $ 24 | $ 41,715 | $ 30,497 | $ 298 |
| Total assets | 20,389 | 24 | 41,715 | 30,497 | 298 |
| Net assets | $ 20,389 | $ 24 | $ 41,715 | $ 30,497 | $ 298 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 20,389 | $ 24 | $ 41,715 | $ 30,497 | $ 298 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 20,389 | $ 24 | $ 41,715 | $ 30,497 | $ 298 |
| | | | | | |
| Total number of mutual fund shares | 1,151,265 | 1,501 | 2,469,820 | 1,831,641 | 12,369 |
| | | | | | |
| Cost of mutual fund shares | $ 20,918 | $ 30 | $ 48,625 | $ 35,839 | $ 314 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price International Stock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 326,569 | $ 806,219 | $ 803 | $ 90,169 | $ 91 |
| Total assets | 326,569 | 806,219 | 803 | 90,169 | 91 |
| Net assets | $ 326,569 | $ 806,219 | $ 803 | $ 90,169 | $ 91 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 326,569 | $ 806,219 | $ 803 | $ 89,754 | $ 91 |
| Contracts in payout (annuitization) | — | — | — | 415 | — |
| Total net assets | $ 326,569 | $ 806,219 | $ 803 | $ 90,169 | $ 91 |
| | | | | | |
| Total number of mutual fund shares | 12,943,697 | 31,929,469 | 74,735 | 8,197,225 | 6,648 |
| | | | | | |
| Cost of mutual fund shares | $ 345,232 | $ 825,079 | $ 1,001 | $ 112,483 | $ 84 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | VY® T. Rowe Price International Stock Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Institutional Class | VY® Templeton Global Growth Portfolio - Service Class | Voya Government Money Market Portfolio - Class I | Voya Global Real Estate Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 6,957 | $ 520 | $ 4,050 | $ 237,575 | $ 51 |
| Total assets | 6,957 | 520 | 4,050 | 237,575 | 51 |
| Net assets | $ 6,957 | $ 520 | $ 4,050 | $ 237,575 | $ 51 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6,957 | $ 520 | $ 4,050 | $ 236,129 | $ 51 |
| Contracts in payout (annuitization) | — | — | — | 1,446 | — |
| Total net assets | $ 6,957 | $ 520 | $ 4,050 | $ 237,575 | $ 51 |
| | | | | | |
| Total number of mutual fund shares | 510,047 | 60,493 | 466,586 | 237,575,126 | 3,765 |
| | | | | | |
| Cost of mutual fund shares | $ 7,134 | $ 594 | $ 4,861 | $ 237,575 | $ 69 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya Multi-Manager International Small Cap Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class I | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Initial Class | Voya Global Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 260 | $ 1,402 | $ 275 | $ 70,474 | $ 356 |
| Total assets | 260 | 1,402 | 275 | 70,474 | 356 |
| Net assets | $ 260 | $ 1,402 | $ 275 | $ 70,474 | $ 356 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 260 | $ 1,402 | $ 275 | $ 69,028 | $ 348 |
| Contracts in payout (annuitization) | — | — | — | 1,446 | 8 |
| Total net assets | $ 260 | $ 1,402 | $ 275 | $ 70,474 | $ 356 |
| | | | | | |
| Total number of mutual fund shares | 5,814 | 31,512 | 26,622 | 6,705,432 | 33,928 |
| | | | | | |
| Cost of mutual fund shares | $ 294 | $ 1,927 | $ 278 | $ 74,334 | $ 361 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya Index Solution 2025 Portfolio - Initial Class | Voya Index Solution 2025 Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Service 2 Class | Voya Index Solution 2035 Portfolio - Initial Class | Voya Index Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 11,069 | $ 4,318 | $ 2,527 | $ 14,903 | $ 6,123 |
| Total assets | 11,069 | 4,318 | 2,527 | 14,903 | 6,123 |
| Net assets | $ 11,069 | $ 4,318 | $ 2,527 | $ 14,903 | $ 6,123 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 11,069 | $ 4,318 | $ 2,527 | $ 14,903 | $ 6,123 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 11,069 | $ 4,318 | $ 2,527 | $ 14,903 | $ 6,123 |
| | | | | | |
| Total number of mutual fund shares | 1,080,943 | 426,225 | 253,734 | 1,430,185 | 595,041 |
| | | | | | |
| Cost of mutual fund shares | $ 11,532 | $ 4,487 | $ 2,601 | $ 16,001 | $ 6,510 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya Index Solution 2035 Portfolio - Service 2 Class | | Voya Index Solution 2045 Portfolio - Initial Class | | Voya Index Solution 2045 Portfolio - Service Class | | Voya Index Solution 2045 Portfolio - Service 2 Class | | Voya Index Solution 2055 Portfolio - Initial Class |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | |
| at fair value | $ | 1,514 | $ | 13,991 | $ | 3,653 | $ | 1,856 | $ 5,203 |
| Total assets | | 1,514 | | 13,991 | | 3,653 | | 1,856 | 5,203 |
| Net assets | $ | 1,514 | $ | 13,991 | $ | 3,653 | $ | 1,856 | $ 5,203 |
| | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 1,514 | $ | 13,991 | $ | 3,653 | $ | 1,856 | $ 5,203 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | — |
| Total net assets | $ | 1,514 | $ | 13,991 | $ | 3,653 | $ | 1,856 | $ 5,203 |
| | | | | | | | | | |
| Total number of mutual fund shares | | 149,501 | | 1,302,692 | | 345,287 | | 178,305 | 378,411 |
| | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,570 | $ | 14,839 | $ | 3,871 | $ | 1,941 | $ 5,509 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya Index Solution 2055 Portfolio - Service Class | Voya Index Solution 2055 Portfolio - Service 2 Class | Voya Index Solution Income Portfolio - Initial Class | Voya Index Solution Income Portfolio - Service Class | Voya Index Solution Income Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,235 | $ 1,152 | $ 3,732 | $ 948 | $ 980 |
| Total assets | 2,235 | 1,152 | 3,732 | 948 | 980 |
| Net assets | $ 2,235 | $ 1,152 | $ 3,732 | $ 948 | $ 980 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,235 | $ 1,152 | $ 3,732 | $ 948 | $ 980 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 2,235 | $ 1,152 | $ 3,732 | $ 948 | $ 980 |
| | | | | | |
| Total number of mutual fund shares | 164,493 | 85,393 | 376,239 | 96,550 | 101,952 |
| | | | | | |
| Cost of mutual fund shares | $ 2,368 | $ 1,205 | $ 3,812 | $ 970 | $ 1,006 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Assets and Liabilities
December 31, 2018
*(Dollars in thousands)*

| | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Initial Class | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2025 Portfolio - Service 2 Class | Voya Solution 2035 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 457 | $ 8,566 | $ 124,074 | $ 7,854 | $ 401 |
| Total assets | 457 | 8,566 | 124,074 | 7,854 | 401 |
| Net assets | $ 457 | $ 8,566 | $ 124,074 | $ 7,854 | $ 401 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 457 | $ 8,566 | $ 124,074 | $ 7,854 | $ 401 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 457 | $ 8,566 | $ 124,074 | $ 7,854 | $ 401 |
| | | | | | |
| Total number of mutual fund shares | 43,599 | 794,664 | 11,650,158 | 758,872 | 37,783 |
| | | | | | |
| Cost of mutual fund shares | $ 486 | $ 9,226 | $ 137,376 | $ 8,289 | $ 424 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Voya Solution 2035 Portfolio - Initial Class | | Voya Solution 2035 Portfolio - Service Class | | Voya Solution 2035 Portfolio - Service 2 Class | | Voya Solution 2045 Portfolio - Adviser Class | | Voya Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 7,686 | $ | 134,108 | $ | 11,164 | $ | 15 | $ | 6,196 |
| Total assets | | 7,686 | | 134,108 | | 11,164 | | 15 | | 6,196 |
| Net assets | $ | 7,686 | $ | 134,108 | $ | 11,164 | $ | 15 | $ | 6,196 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 7,686 | $ | 134,108 | $ | 11,164 | $ | 15 | $ | 6,196 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 7,686 | $ | 134,108 | $ | 11,164 | $ | 15 | $ | 6,196 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 705,829 | | 12,463,552 | | 1,077,631 | | 1,405 | | 577,474 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 8,350 | $ | 150,783 | $ | 12,472 | $ | 16 | $ | 6,943 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2045 Portfolio - Service 2 Class | Voya Solution 2055 Portfolio - Initial Class | Voya Solution 2055 Portfolio - Service Class | Voya Solution 2055 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 94,948 | $ 5,179 | $ 2,280 | $ 22,428 | $ 1,581 |
| Total assets | 94,948 | 5,179 | 2,280 | 22,428 | 1,581 |
| Net assets | $ 94,948 | $ 5,179 | $ 2,280 | $ 22,428 | $ 1,581 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 94,948 | $ 5,179 | $ 2,280 | $ 22,428 | $ 1,581 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 94,948 | $ 5,179 | $ 2,280 | $ 22,428 | $ 1,581 |
| | | | | | |
| Total number of mutual fund shares | 8,974,278 | 502,348 | 180,784 | 1,799,976 | 127,582 |
| | | | | | |
| Cost of mutual fund shares | $ 109,538 | $ 5,590 | $ 2,510 | $ 24,012 | $ 1,698 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya Solution Balanced Portfolio - Service Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Initial Class | Voya Solution Income Portfolio - Service Class | Voya Solution Income Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 5,049 | $ 785 | $ 7,904 | $ 43,388 | $ 3,691 |
| Total assets | 5,049 | 785 | 7,904 | 43,388 | 3,691 |
| Net assets | $ 5,049 | $ 785 | $ 7,904 | $ 43,388 | $ 3,691 |
| **Net assets** | | | | | |
| Accumulation units | $ 5,049 | $ 785 | $ 7,904 | $ 43,388 | $ 3,691 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 5,049 | $ 785 | $ 7,904 | $ 43,388 | $ 3,691 |
| Total number of mutual fund shares | 560,322 | 71,846 | 706,318 | 3,912,330 | 341,085 |
| Cost of mutual fund shares | $ 5,500 | $ 797 | $ 8,202 | $ 44,200 | $ 3,779 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Voya Solution Moderately Conservative Portfolio - Service Class | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | VY® American Century Small-Mid Cap Value Portfolio - Initial Class | VY® American Century Small-Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 6,159 | $ 39 | $ 33,150 | $ 57,494 | $ 277 |
| Total assets | 6,159 | 39 | 33,150 | 57,494 | 277 |
| Net assets | $ 6,159 | $ 39 | $ 33,150 | $ 57,494 | $ 277 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6,159 | $ 39 | $ 33,150 | $ 56,902 | $ 277 |
| Contracts in payout (annuitization) | — | — | — | 592 | — |
| Total net assets | $ 6,159 | $ 39 | $ 33,150 | $ 57,494 | $ 277 |
| | | | | | |
| Total number of mutual fund shares | 660,870 | 4,070 | 3,218,433 | 5,670,066 | 11,245 |
| | | | | | |
| Cost of mutual fund shares | $ 6,597 | $ 46 | $ 40,306 | $ 70,656 | $ 308 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | VY® Baron Growth Portfolio - Service Class | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Invesco Comstock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 122,163 | $ 11,187 | $ 125 | $ 5,486 | $ 228 |
| Total assets | 122,163 | 11,187 | 125 | 5,486 | 228 |
| Net assets | $ 122,163 | $ 11,187 | $ 125 | $ 5,486 | $ 228 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 121,345 | $ 11,119 | $ 125 | $ 5,486 | $ 228 |
| Contracts in payout (annuitization) | 818 | 68 | — | — | — |
| Total net assets | $ 122,163 | $ 11,187 | $ 125 | $ 5,486 | $ 228 |
| | | | | | |
| Total number of mutual fund shares | 4,680,584 | 571,950 | 8,651 | 369,162 | 13,122 |
| | | | | | |
| Cost of mutual fund shares | $ 125,983 | $ 12,907 | $ 119 | $ 6,512 | $ 205 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class | VY® Invesco Equity and Income Portfolio - Initial Class | VY® Invesco Equity and Income Portfolio - Service Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 54,176 | $ 1,346 | $ 259,611 | $ 1,169 | $ 244 |
| Total assets | 54,176 | 1,346 | 259,611 | 1,169 | 244 |
| Net assets | $ 54,176 | $ 1,346 | $ 259,611 | $ 1,169 | $ 244 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 53,153 | $ 1,346 | $ 257,484 | $ 1,169 | $ 244 |
| Contracts in payout (annuitization) | 1,023 | — | 2,127 | — | — |
| Total net assets | $ 54,176 | $ 1,346 | $ 259,611 | $ 1,169 | $ 244 |
| | | | | | |
| Total number of mutual fund shares | 3,093,990 | 34,556 | 6,565,778 | 29,749 | 15,500 |
| | | | | | |
| Cost of mutual fund shares | $ 43,141 | $ 1,563 | $ 277,000 | $ 1,319 | $ 301 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | VY® JPMorgan Mid Cap Value Portfolio - Initial Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class | VY® Oppenheimer Global Portfolio - Adviser Class | VY® Oppenheimer Global Portfolio - Initial Class | VY® Oppenheimer Global Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 19,362 | $ 54,651 | $ 219 | $ 512,694 | $ 1,362 |
| Total assets | 19,362 | 54,651 | 219 | 512,694 | 1,362 |
| Net assets | $ 19,362 | $ 54,651 | $ 219 | $ 512,694 | $ 1,362 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 19,362 | $ 53,640 | $ 219 | $ 509,887 | $ 1,362 |
| Contracts in payout (annuitization) | — | 1,011 | — | 2,807 | — |
| Total net assets | $ 19,362 | $ 54,651 | $ 219 | $ 512,694 | $ 1,362 |
| | | | | | |
| Total number of mutual fund shares | 1,196,652 | 3,413,547 | 12,845 | 28,706,272 | 79,334 |
| | | | | | |
| Cost of mutual fund shares | $ 24,074 | $ 67,384 | $ 234 | $ 448,445 | $ 1,410 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | VY® Pioneer High Yield Portfolio - Initial Class | VY® Pioneer High Yield Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 36,471 | $ 199 | $ 292 | $ 403,457 | $ 1,206 |
| Total assets | 36,471 | 199 | 292 | 403,457 | 1,206 |
| Net assets | $ 36,471 | $ 199 | $ 292 | $ 403,457 | $ 1,206 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 35,572 | $ 199 | $ 292 | $ 401,853 | $ 1,206 |
| Contracts in payout (annuitization) | 899 | — | — | 1,604 | — |
| Total net assets | $ 36,471 | $ 199 | $ 292 | $ 403,457 | $ 1,206 |
| | | | | | |
| Total number of mutual fund shares | 3,303,563 | 18,042 | 32,143 | 39,788,622 | 123,854 |
| | | | | | |
| Cost of mutual fund shares | $ 39,727 | $ 212 | $ 313 | $ 382,601 | $ 1,330 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Initial Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class | VY® Templeton Foreign Equity Portfolio - Adviser Class | VY® Templeton Foreign Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 928 | $ 449,287 | $ 3,407 | $ 190 | $ 69,069 |
| Total assets | 928 | 449,287 | 3,407 | 190 | 69,069 |
| Net assets | $ 928 | $ 449,287 | $ 3,407 | $ 190 | $ 69,069 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 928 | $ 444,439 | $ 3,407 | $ 190 | $ 67,900 |
| Contracts in payout (annuitization) | — | 4,848 | — | — | 1,169 |
| Total net assets | $ 928 | $ 449,287 | $ 3,407 | $ 190 | $ 69,069 |
| | | | | | |
| Total number of mutual fund shares | 13,082 | 5,757,133 | 45,710 | 17,454 | 6,278,992 |
| | | | | | |
| Cost of mutual fund shares | $ 1,049 | $ 442,734 | $ 3,835 | $ 192 | $ 67,505 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

|  | VY® Templeton Foreign Equity Portfolio - Service Class | Voya Corporate Leaders 100 Fund - Class I | Voya Strategic Allocation Conservative Portfolio - Class I | Voya Strategic Allocation Growth Portfolio - Class I | Voya Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 78 | $ 6,239 | $ 26,327 | $ 60,918 | $ 54,755 |
| Total assets | 78 | 6,239 | 26,327 | 60,918 | 54,755 |
| Net assets | $ 78 | $ 6,239 | $ 26,327 | $ 60,918 | $ 54,755 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 78 | $ 6,239 | $ 25,828 | $ 60,313 | $ 53,540 |
| Contracts in payout (annuitization) | — | — | 498.64126 | 604.97483 | 1,214.7972 |
| Total net assets | $ 78 | $ 6,239 | $ 26,327 | $ 60,918 | $ 54,755 |
| | | | | | |
| Total number of mutual fund shares | 7,094.16 | 336,898.49 | 2,133,500.43 | 4,230,423.1 | 4,029,096.08 |
| | | | | | |
| Cost of mutual fund shares | $ 94 | $ 6,843 | $ 26,796 | $ 47,334 | $ 48,233 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2018
### (Dollars in thousands)

| | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S | Voya Global Equity Portfolio - Class I | Voya Global Equity Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,271 | $ 1,069,882 | $ 190 | $ 74,924 | $ 10,636 |
| Total assets | 1,271 | 1,069,882 | 190 | 74,924 | 10,636 |
| Net assets | $ 1,271 | $ 1,069,882 | $ 190 | $ 74,924 | $ 10,636 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,271 | $ 1,011,290 | $ 190 | $ 73,809 | $ 10,636 |
| Contracts in payout (annuitization) | — | 58,592 | — | 1,115 | — |
| Total net assets | $ 1,271 | $ 1,069,882 | $ 190 | $ 74,924 | $ 10,636 |
| | | | | | |
| Total number of mutual fund shares | 52,049 | 43,122,998 | 7,771 | 7,788,352 | 1,101,025 |
| | | | | | |
| Cost of mutual fund shares | $ 1,432 | $ 1,116,485 | $ 219 | $ 74,384 | $ 10,538 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya Index Plus LargeCap Portfolio - Class I | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class I | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 334,558 | $ 181 | $ 271,771 | $ 59 | $ 122,776 |
| Total assets | 334,558 | 181 | 271,771 | 59 | 122,776 |
| Net assets | $ 334,558 | $ 181 | $ 271,771 | $ 59 | $ 122,776 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 330,553 | $ 181 | $ 270,566 | $ 59 | $ 121,948 |
| Contracts in payout (annuitization) | 4,005 | — | 1,205 | — | 828 |
| Total net assets | $ 334,558 | $ 181 | $ 271,771 | $ 59 | $ 122,776 |
| | | | | | |
| Total number of mutual fund shares | 13,577,856 | 7,415 | 15,782,264 | 3,510 | 6,030,245 |
| | | | | | |
| Cost of mutual fund shares | $ 241,230 | $ 163 | $ 289,062 | $ 70 | $ 110,997 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Voya Index Plus SmallCap Portfolio - Class S | Columbia^SM Acorn® Fund - Class A | Voya International Index Portfolio - Class S | Voya Russell™ Large Cap Growth Index Portfolio - Class I | Voya Russell™ Large Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 155 | $ 37,196 | $ 7 | $ 66,554 | $ 1,671 |
| Total assets | 155 | 37,196 | 7 | 66,554 | 1,671 |
| Net assets | $ 155 | $ 37,196 | $ 7 | $ 66,554 | $ 1,671 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 155 | $ 36,834 | $ 7 | $ 64,428 | $ 1,671 |
| Contracts in payout (annuitization) | — | 362 | — | 2,126 | — |
| Total net assets | $ 155 | $ 37,196 | $ 7 | $ 66,554 | $ 1,671 |
| | | | | | |
| Total number of mutual fund shares | 7,701 | 4,123,763 | 820 | 1,987,269 | 50,194 |
| | | | | | |
| Cost of mutual fund shares | $ 160 | $ 39,993 | $ 8 | $ 58,744 | $ 1,288 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Index Portfolio - Class I | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S | Voya Russell™ Mid Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 130,188 | $ 423 | $ 558 | $ 14,982 | $ 15,370 |
| Total assets | 130,188 | 423 | 558 | 14,982 | 15,370 |
| Net assets | $ 130,188 | $ 423 | $ 558 | $ 14,982 | $ 15,370 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 130,188 | $ — | $ 558 | $ 14,982 | $ 15,370 |
| Contracts in payout (annuitization) | — | 423 | — | — | — |
| Total net assets | $ 130,188 | $ 423 | $ 558 | $ 14,982 | $ 15,370 |
| | | | | | |
| Total number of mutual fund shares | 6,528,983 | 21,367 | 27,137 | 733,711 | 518,916 |
| | | | | | |
| Cost of mutual fund shares | $ 108,675 | $ 337 | $ 564 | $ 14,937 | $ 15,285 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2018
*(Dollars in thousands)*

| | Voya Russell™ Mid Cap Index Portfolio - Class I | Voya Russell™ Small Cap Index Portfolio - Class I | Voya Small Company Portfolio - Class I | Voya Small Company Portfolio - Class S | Voya U.S. Bond Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 140,564 | $ 67,456 | $ 127,882 | $ 129 | $ 16,449 |
| Total assets | 140,564 | 67,456 | 127,882 | 129 | 16,449 |
| Net assets | $ 140,564 | $ 67,456 | $ 127,882 | $ 129 | $ 16,449 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 140,564 | $ 67,456 | $ 127,882 | $ 129 | $ 16,449 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 140,564 | $ 67,456 | $ 127,882 | $ 129 | $ 16,449 |
| | | | | | |
| Total number of mutual fund shares | 10,846,012 | 5,196,951 | 8,119,488 | 8,428 | 1,595,393 |
| | | | | | |
| Cost of mutual fund shares | $ 165,872 | $ 77,655 | $ 160,681 | $ 162 | $ 16,869 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Voya MidCap Opportunities Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class I | Voya SmallCap Opportunities Portfolio - Class S | Wanger International |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 226,057 | $ 1,008 | $ 55,777 | $ 104 | $ 35,293 |
| Total assets | 226,057 | 1,008 | 55,777 | 104 | 35,293 |
| Net assets | $ 226,057 | $ 1,008 | $ 55,777 | $ 104 | $ 35,293 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 226,057 | $ 1,008 | $ 55,777 | $ 104 | $ 35,293 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 226,057 | $ 1,008 | $ 55,777 | $ 104 | $ 35,293 |
| | | | | | |
| Total number of mutual fund shares | 18,574,957 | 88,338 | 2,711,574 | 5,474 | 1,589,788 |
| | | | | | |
| Cost of mutual fund shares | $ 252,712 | $ 1,113 | $ 71,486 | $ 131 | $ 46,346 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Wanger Select | Wanger USA | Washington Mutual Investors Fund[SM] - Class R-3 | Washington Mutual Investors Fund[SM] - Class R-4 | Wells Fargo Small Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 54,081 | $ 77,471 | $ 2,484 | $ 189,561 | $ 105 |
| Total assets | 54,081 | 77,471 | 2,484 | 189,561 | 105 |
| Net assets | $ 54,081 | $ 77,471 | $ 2,484 | $ 189,561 | $ 105 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 54,081 | $ 77,471 | $ 2,484 | $ 189,561 | $ 105 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 54,081 | $ 77,471 | $ 2,484 | $ 189,561 | $ 105 |
| | | | | | |
| Total number of mutual fund shares | 3,313,786 | 3,742,545 | 61,029 | 4,640,414 | 9,338 |
| | | | | | |
| Cost of mutual fund shares | $ 72,139 | $ 105,307 | $ 2,503 | $ 167,943 | $ 162 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2018**
*(Dollars in thousands)*

| | Wells Fargo Small Company Growth Fund - Administrator Class | Wells Fargo Special Small Cap Value Fund - Class A |
|---|---|---|
| **Assets** | | |
| Investments in mutual funds | | |
| at fair value | $ 6,008 | $ 99,804 |
| Total assets | 6,008 | 99,804 |
| Net assets | $ 6,008 | $ 99,804 |
| | | |
| **Net assets** | | |
| Accumulation units | $ 6,008 | $ 99,804 |
| Contracts in payout (annuitization) | — | — |
| Total net assets | $ 6,008 | $ 99,804 |
| | | |
| Total number of mutual fund shares | 129,956 | 3,566,972 |
| | | |
| Cost of mutual fund shares | $ 7,664 | $ 88,403 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | AB Relative Value Fund - Class A | AB VPS Growth and Income Portfolio - Class A | Aberdeen International Equity Fund - Institutional Class | Invesco Floating Rate Fund - Class R5 | Invesco Mid Cap Core Equity Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2 | $ 6 | $ 334 | $ 12 | $ 4 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 2 | 7 | — | 3 | 38 |
| Total expenses | 2 | 7 | — | 3 | 38 |
| Net investment income (loss) | — | (1) | 334 | 9 | (34) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 28 | 8 | 138 | — | (177) |
| Capital gains distributions | 21 | 68 | — | — | 323 |
| Total realized gain (loss) on investments and capital gains distributions | 49 | 76 | 138 | — | 146 |
| Net unrealized appreciation (depreciation) of investments | (58) | (116) | (2,607) | (14) | (590) |
| Net realized and unrealized gain (loss) on investments | (9) | (40) | (2,469) | (14) | (444) |
| Net increase (decrease) in net assets resulting from operations | $ (9) | $ (41) | $ (2,135) | $ (5) | $ (478) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A | Invesco Global Health Care Fund - Investor Class | Invesco High Yield Fund - Class R5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ 7 | $ — | $ — | $ 26 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 1 | 5 | — | 1 | 6 |
| Total expenses | 1 | 5 | — | 1 | 6 |
| Net investment income (loss) | (1) | 2 | — | (1) | 20 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | 2 | 1 | 1 | (2) |
| Capital gains distributions | 8 | 43 | 1 | 11 | — |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 45 | 2 | 12 | (2) |
| Net unrealized appreciation (depreciation) of investments | (17) | (154) | (5) | (12) | (42) |
| Net realized and unrealized gain (loss) on investments | (10) | (109) | (3) | — | (44) |
| Net increase (decrease) in net assets resulting from operations | $ (11) | $ (107) | $ (3) | $ (1) | $ (24) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Invesco American Value Fund - Class R5 | Invesco Energy Fund - Class R5 | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 7 | $ 2 | $ — | $ — | $ 280 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 10 | 1 | 1 | 322 | 329 |
| Total expenses | 10 | 1 | 1 | 322 | 329 |
| Net investment income (loss) | (3) | 1 | (1) | (322) | (49) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 7 | 14 | 1,795 | 1,049 |
| Capital gains distributions | 86 | — | 13 | 1,936 | 2,007 |
| Total realized gain (loss) on investments and capital gains distributions | 88 | 7 | 27 | 3,731 | 3,056 |
| Net unrealized appreciation (depreciation) of investments | (204) | (23) | (46) | (4,645) | (6,103) |
| Net realized and unrealized gain (loss) on investments | (116) | (16) | (19) | (914) | (3,047) |
| Net increase (decrease) in net assets resulting from operations | $ (119) | $ (15) | $ (20) | $ (1,236) | $ (3,096) |

*The accompanying notes are an integral part of these financial statements.*

74

## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Alger Capital Appreciation Fund - Class A | Alger Responsible Investing Fund - Class A | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ — | $ 6 | $ — | $ 9 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 1 | 66 | 3 | — | 3 |
| Total expenses | 1 | 66 | 3 | — | 3 |
| Net investment income (loss) | (1) | (66) | 3 | — | 6 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | 185 | 4 | — | (4) |
| Capital gains distributions | 12 | 414 | 57 | — | 56 |
| Total realized gain (loss) on investments and capital gains distributions | 15 | 599 | 61 | — | 52 |
| Net unrealized appreciation (depreciation) of investments | (18) | (841) | (101) | (1) | (124) |
| Net realized and unrealized gain (loss) on investments | (3) | (242) | (40) | (1) | (72) |
| Net increase (decrease) in net assets resulting from operations | $ (4) | $ (308) | $ (37) | $ (1) | $ (66) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Amana Growth Fund - Investor Class | Amana Income Fund - Investor Class | American Balanced Fund® - Class R-3 | American Beacon Small Cap Value Fund - Investor Class | American Century Investments® Inflation-Adjusted Bond Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 212 | $ 847 | $ 46 | $ 1 | $ 863 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 479 | 703 | 19 | 3 | 279 |
| Total expenses | 479 | 703 | 19 | 3 | 279 |
| Net investment income (loss) | (267) | 144 | 27 | (2) | 584 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,636 | 3,077 | 31 | 23 | (442) |
| Capital gains distributions | 1,344 | 3,277 | 110 | 40 | — |
| Total realized gain (loss) on investments and capital gains distributions | 2,980 | 6,354 | 141 | 63 | (442) |
| Net unrealized appreciation (depreciation) of investments | (2,149) | (10,856) | (275) | (114) | (1,201) |
| Net realized and unrealized gain (loss) on investments | 831 | (4,502) | (134) | (51) | (1,643) |
| Net increase (decrease) in net assets resulting from operations | $ 564 | $ (4,358) | $ (107) | $ (53) | $ (1,059) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | American Century Investments® Income & Growth Fund - A Class | Fundamental Investors<sup>SM</sup> - Class R-3 | Fundamental Investors<sup>SM</sup> - Class R-4 | American Mutual Fund® - Class R-4 | AMG Managers Fairpointe Mid Cap Fund - Class N |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 176 | $ 12 | $ 1,635 | $ 179 | $ 99 |
| Expenses: | | | | | |
| Mortality and expense risks and other | | | | | |
| charges | 131 | 7 | 1,006 | 25 | 278 |
| Total expenses | 131 | 7 | 1,006 | 25 | 278 |
| Net investment income (loss) | 45 | 5 | 629 | 154 | (179) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 330 | 58 | 5,995 | 105 | (1,070) |
| Capital gains distributions | 945 | 75 | 8,119 | 372 | 1,749 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,275 | 133 | 14,114 | 477 | 679 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2,187) | (214) | (22,603) | (868) | (6,248) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (912) | (81) | (8,489) | (391) | (5,569) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (867) | $ (76) | $ (7,860) | $ (237) | $ (5,748) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2018**
*(Dollars in thousands)*

| | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class | Artisan International Fund - Investor Shares | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Health Sciences Opportunities Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 4 | $ 95 | $ 128 | $ 13 | $ 23 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 4 | 114 | 118 | 5 | 48 |
| Total expenses | 4 | 114 | 118 | 5 | 48 |
| Net investment income (loss) | — | (19) | 10 | 8 | (25) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (12) | (251) | 210 | 4 | 59 |
| Capital gains distributions | 26 | 833 | 791 | 80 | 470 |
| Total realized gain (loss) on investments and capital gains distributions | 14 | 582 | 1,001 | 84 | 529 |
| Net unrealized appreciation (depreciation) of investments | (87) | (2,210) | (2,385) | (165) | (324) |
| Net realized and unrealized gain (loss) on investments | (73) | (1,628) | (1,384) | (81) | 205 |
| Net increase (decrease) in net assets resulting from operations | $ (73) | $ (1,647) | $ (1,374) | $ (73) | $ 180 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | BlackRock Mid Cap Dividend Fund - Institutional Shares | BlackRock Mid Cap Dividend Fund - Investor A Shares | Bond Fund of America[SM] - Class R-4 | Calvert VP SRI Balanced Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 26 | $ 4 | $ 219 | $ 239 | $ 861 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 238 | 2 | 152 | 95 | 518 |
| Total expenses | 238 | 2 | 152 | 95 | 518 |
| Net investment income (loss) | (212) | 2 | 67 | 144 | 343 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 253 | (1) | (565) | (14) | 1,463 |
| Capital gains distributions | 1,964 | 12 | 755 | — | 4,458 |
| Total realized gain (loss) on investments and capital gains distributions | 2,217 | 11 | 190 | (14) | 5,921 |
| Net unrealized appreciation (depreciation) of investments | (717) | (34) | (1,647) | (247) | (7,948) |
| Net realized and unrealized gain (loss) on investments | 1,500 | (23) | (1,457) | (261) | (2,027) |
| Net increase (decrease) in net assets resulting from operations | $ 1,288 | $ (21) | $ (1,390) | $ (117) | $ (1,684) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Capital Income Builder® - Class R-4 | Capital World Growth & Income Fund℠ - Class R-3 | Cohen & Steers Real Estate Securities Fund, Inc. - Class A | Cohen & Steers Realty Shares, Inc. | Columbia℠ Acorn® Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 155 | $ 11 | $ 1 | $ 302 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 45 | 3 | — | 84 | 1 |
| Total expenses | 45 | 3 | — | 84 | 1 |
| Net investment income (loss) | 110 | 8 | 1 | 218 | (1) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 35 | 11 | — | (280) | (6) |
| Capital gains distributions | — | 26 | — | 199 | 9 |
| Total realized gain (loss) on investments and capital gains distributions | 35 | 37 | — | (81) | 3 |
| Net unrealized appreciation (depreciation) of investments | (529) | (114) | (3) | (556) | (6) |
| Net realized and unrealized gain (loss) on investments | (494) | (77) | (3) | (637) | (3) |
| Net increase (decrease) in net assets resulting from operations | $ (384) | $ (69) | $ (2) | $ (419) | $ (4) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Columbia℠ Acorn® Fund - Class Z | Columbia Select Mid Cap Value Fund - Class A | Columbia Select Mid Cap Value Fund - Institutional Class | CRM Mid Cap Value Fund - Investor Shares | Davis Financial Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ 41 | $ — | $ 1 | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | — | 61 | — | 3 | — |
| Total expenses | — | 61 | — | 3 | — |
| Net investment income (loss) | — | (20) | — | (2) | 1 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | (430) | — | (21) | 9 |
| Capital gains distributions | 1 | 2,066 | 1 | 27 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 1,636 | 1 | 6 | 12 |
| Net unrealized appreciation (depreciation) of investments | (1) | (2,836) | (1) | (27) | (17) |
| Net realized and unrealized gain (loss) on investments | — | (1,200) | — | (21) | (5) |
| Net increase (decrease) in net assets resulting from operations | $ — | $ (1,220) | $ — | $ (23) | $ (4) |

*The accompanying notes are an integral part of these financial statements.*

## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Delaware Smid Cap Growth Fund - Institutional Class | Delaware Small Cap Value Fund - Class A | DWS Small Cap Growth Fund - Class S | Deutsche Equity 500 Index Fund - Class S | DFA Inflation-Protected Securities Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ 20 | $ — | $ 12 | $ 20 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | — | 27 | — | 8 | — |
| Total expenses | — | 27 | — | 8 | — |
| Net investment income (loss) | — | (7) | — | 4 | 20 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (19) | 116 | 1 | 6 | (4) |
| Capital gains distributions | 1,206 | 192 | 4 | 113 | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,187 | 308 | 5 | 119 | (4) |
| Net unrealized appreciation (depreciation) of investments | (1,453) | (902) | (8) | (154) | (24) |
| Net realized and unrealized gain (loss) on investments | (266) | (594) | (3) | (35) | (28) |
| Net increase (decrease) in net assets resulting from operations | $ (266) | $ (601) | $ (3) | $ (31) | $ (8) |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the Year Ended December 31, 2018**
*(Dollars in thousands)*

| | Emerging Markets Core Equity Portfolio - Institutional Class | U.S. Targeted Value Portfolio - Institutional Class | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | Eaton Vance Large-Cap Value Fund - Class R |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 44 | $ 148 | $ 4 | $ 2 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | — | — | 2 | 2 | — |
| Total expenses | — | — | 2 | 2 | — |
| Net investment income (loss) | 44 | 148 | 2 | — | — |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 77 | 200 | 7 | 3 | — |
| Capital gains distributions | — | 591 | — | 12 | — |
| Total realized gain (loss) on investments and capital gains distributions | 77 | 791 | 7 | 15 | — |
| Net unrealized appreciation (depreciation) of investments | (458) | (3,425) | (37) | (30) | — |
| Net realized and unrealized gain (loss) on investments | (381) | (2,634) | (30) | (15) | — |
| Net increase (decrease) in net assets resulting from operations | $ (337) | $ (2,486) | $ (28) | $ (15) | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Federated International Leaders Fund - Institutional Shares | Fidelity Advisor® New Insights Fund - Class I | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 34 | $ 3,670 | $ — | $ 6 | $ 5,601 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 24 | 2,803 | — | 31 | 2,542 |
| Total expenses | 24 | 2,803 | — | 31 | 2,542 |
| Net investment income (loss) | 10 | 867 | — | (25) | 3,059 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 203 | 3,400 | — | 73 | 9,165 |
| Capital gains distributions | 173 | 13,816 | — | 288 | 12,162 |
| Total realized gain (loss) on investments and capital gains distributions | 376 | 17,216 | — | 361 | 21,327 |
| Net unrealized appreciation (depreciation) of investments | (1,038) | (71,186) | — | (476) | (47,035) |
| Net realized and unrealized gain (loss) on investments | (662) | (53,970) | — | (115) | (25,708) |
| Net increase (decrease) in net assets resulting from operations | $ (652) | $ (53,103) | $ — | $ (140) | $ (22,649) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 873 | $ 462 | $ 456 | $ 8,949 | $ 4,974 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 3,503 | 98 | 296 | 12,165 | 2,972 |
| Total expenses | 3,503 | 98 | 296 | 12,165 | 2,972 |
| Net investment income (loss) | (2,630) | 364 | 160 | (3,216) | 2,002 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 20,885 | (120) | 1,807 | 39,779 | 6,378 |
| Capital gains distributions | 49,903 | — | — | 114,611 | 1,250 |
| Total realized gain (loss) on investments and capital gains distributions | 70,788 | (120) | 1,807 | 154,390 | 7,628 |
| Net unrealized appreciation (depreciation) of investments | (69,895) | (605) | (6,786) | (230,972) | (24,108) |
| Net realized and unrealized gain (loss) on investments | 893 | (725) | (4,979) | (76,582) | (16,480) |
| Net increase (decrease) in net assets resulting from operations | $ (1,737) | $ (361) | $ (4,819) | $ (79,798) | $ (14,478) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class | Franklin Mutual Global Discovery Fund - Class R | Franklin Biotechnology Discovery Fund - Advisor Class | Franklin Natural Resources Fund - Advisor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
|   Dividends | $ — | $ 265 | $ 23 | $ — | $ — |
| Expenses: | | | | | |
|   Mortality and expense risks and other | | | | | |
|     charges | — | 189 | 11 | 4 | — |
| Total expenses | — | 189 | 11 | 4 | — |
| Net investment income (loss) | — | 76 | 12 | (4) | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 23 | (38) | (7) | — |
| Capital gains distributions | — | 521 | 67 | 9 | — |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | 1 | 544 | 29 | 2 | — |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | (1) | (1,623) | (221) | (47) | (5) |
| Net realized and unrealized gain (loss) | | | | | |
|   on investments | — | (1,079) | (192) | (45) | (5) |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ — | $ (1,003) | $ (180) | $ (49) | $ (5) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value VIP Fund - Class 2 | Goldman Sachs Growth Opportunities Fund - Class IR | Growth Fund of America® - Class R-3 | Growth Fund of America® - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ 1,031 | $ — | $ 20 | $ 2,241 |
| Expenses: | | | | | |
| Mortality and expense risks and other | | | | | |
| charges | 3 | 1,099 | — | 77 | 4,448 |
| Total expenses | 3 | 1,099 | — | 77 | 4,448 |
| Net investment income (loss) | (3) | (68) | — | (57) | (2,207) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (12) | 3,504 | (2) | 516 | 15,612 |
| Capital gains distributions | 34 | 17,562 | 5 | 1,018 | 40,721 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 22 | 21,066 | 3 | 1,534 | 56,333 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (40) | (36,039) | (2) | (1,765) | (68,831) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (18) | (14,973) | 1 | (231) | (12,498) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (21) | $ (15,041) | $ 1 | $ (288) | $ (14,705) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | The Hartford International Opportunities Fund - Class R4 | Income Fund of America® - Class R-3 | Ivy Science and Technology Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ — | $ 19 | $ 32 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | — | — | 17 | 8 | 130 |
| Total expenses | — | — | 17 | 8 | 130 |
| Net investment income (loss) | — | — | 2 | 24 | (130) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | — | 24 | 24 | 780 |
| Capital gains distributions | — | 1 | 35 | 40 | 1,441 |
| Total realized gain (loss) on investments and capital gains distributions | — | 1 | 59 | 64 | 2,221 |
| Net unrealized appreciation (depreciation) of investments | — | (1) | (431) | (154) | (3,185) |
| Net realized and unrealized gain (loss) on investments | — | — | (372) | (90) | (964) |
| Net increase (decrease) in net assets resulting from operations | $ — | $ — | $ (370) | $ (66) | $ (1,094) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Janus Henderson Balanced Portfolio - Institutional Shares | Janus Henderson Enterprise Portfolio - Institutional Shares | Janus Henderson Flexible Bond Portfolio - Institutional Shares | Janus Henderson Global Research Portfolio - Institutional Shares | Janus Henderson Research Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3 | $ 1 | $ — | $ 1 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 2 | 4 | — | 1 | 1 |
| Total expenses | 2 | 4 | — | 1 | 1 |
| Net investment income (loss) | 1 | (3) | — | — | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 25 | — | 1 | 1 |
| Capital gains distributions | 4 | 13 | — | — | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 38 | — | 1 | 4 |
| Net unrealized appreciation (depreciation) of investments | (8) | (39) | — | (7) | (7) |
| Net realized and unrealized gain (loss) on investments | (3) | (1) | — | (6) | (3) |
| Net increase (decrease) in net assets resulting from operations | $ (2) | $ (4) | $ — | $ (6) | $ (4) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | JPMorgan Equity Income Fund - Select Class | JPMorgan Government Bond Fund - Select Class | Lazard International Equity Portfolio - Open Shares | ClearBridge Aggressive Growth Fund - Class I | LKCM Aquinas Catholic Equity Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 31 | $ 17 | $ 17 | $ 2 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 16 | 5 | 9 | 5 | 5 |
| Total expenses | 16 | 5 | 9 | 5 | 5 |
| Net investment income (loss) | 15 | 12 | 8 | (3) | (5) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 76 | (19) | 48 | 29 | 17 |
| Capital gains distributions | 41 | — | 37 | 61 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 117 | (19) | 85 | 90 | 22 |
| Net unrealized appreciation (depreciation) of investments | (220) | 13 | (226) | (113) | (43) |
| Net realized and unrealized gain (loss) on investments | (103) | (6) | (141) | (23) | (21) |
| Net increase (decrease) in net assets resulting from operations | $ (88) | $ 6 | $ (133) | $ (26) | $ (26) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Loomis Sayles Small Cap Value Fund - Retail Class | Loomis Sayles Limited Term Government and Agency Fund - Class Y | Loomis Sayles Value Fund - Class Y | Lord Abbett Developing Growth Fund - Class A | Lord Abbett Core Fixed Income Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ 10 | $ — | $ — | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 127 | 5 | — | 1 | — |
| Total expenses | 127 | 5 | — | 1 | — |
| Net investment income (loss) | (127) | 5 | — | (1) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 29 | (4) | (29) | 3 | — |
| Capital gains distributions | 1,486 | — | 29 | 28 | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,515 | (4) | — | 31 | — |
| Net unrealized appreciation (depreciation) of investments | (3,575) | — | — | (24) | — |
| Net realized and unrealized gain (loss) on investments | (2,060) | (4) | — | 7 | — |
| Net increase (decrease) in net assets resulting from operations | $ (2,187) | $ 1 | $ — | $ 6 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Lord Abbett Short Duration Income Fund - Class R4 | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett Small Cap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 192 | $ 8 | $ — | $ 3 | $ 491 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 48 | 7 | 8 | 2 | 748 |
| Total expenses | 48 | 7 | 8 | 2 | 748 |
| Net investment income (loss) | 144 | 1 | (8) | 1 | (257) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (65) | 33 | (41) | — | 6,070 |
| Capital gains distributions | — | 41 | 139 | 16 | 2,350 |
| Total realized gain (loss) on investments and capital gains distributions | (65) | 74 | 98 | 16 | 8,420 |
| Net unrealized appreciation (depreciation) of investments | (61) | (215) | (208) | (37) | (19,895) |
| Net realized and unrealized gain (loss) on investments | (126) | (141) | (110) | (21) | (11,475) |
| Net increase (decrease) in net assets resulting from operations | $ 18 | $ (140) | $ (118) | $ (20) | $ (11,732) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class I | Metropolitan West Total Return Bond Fund - Class M | MFS® New Discovery Fund - Class R3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ 1 | $ 501 | $ 527 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | — | 1 | — | 180 | 1 |
| Total expenses | — | 1 | — | 180 | 1 |
| Net investment income (loss) | — | — | 501 | 347 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** **on investments** | | | | | |
| Net realized gain (loss) on investments | — | — | (78) | (180) | — |
| Capital gains distributions | — | 7 | — | — | 28 |
| Total realized gain (loss) on investments and capital gains distributions | — | 7 | (78) | (180) | 28 |
| Net unrealized appreciation (depreciation) of investments | — | (7) | (335) | (360) | (42) |
| Net realized and unrealized gain (loss) on investments | — | — | (413) | (540) | (14) |
| Net increase (decrease) in net assets resulting from operations | $ — | $ — | $ 88 | $ (193) | $ (15) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | MFS® International Value Fund - Class R3 | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Sustainable Equity Fund - Institutional Class | Neuberger Berman Sustainable Equity Fund - Trust Class | New Perspective Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 8 | $ — | $ 20 | $ 35 | $ 12 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 8 | 3 | — | 134 | 11 |
| Total expenses | 8 | 3 | — | 134 | 11 |
| Net investment income (loss) | — | (3) | 20 | (99) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 36 | 4 | 29 | 86 | 81 |
| Capital gains distributions | 18 | 40 | 235 | 1,060 | 104 |
| Total realized gain (loss) on investments and capital gains distributions | 54 | 44 | 264 | 1,146 | 185 |
| Net unrealized appreciation (depreciation) of investments | (125) | (77) | (469) | (1,948) | (309) |
| Net realized and unrealized gain (loss) on investments | (71) | (33) | (205) | (802) | (124) |
| Net increase (decrease) in net assets resulting from operations | $ (71) | $ (36) | $ (185) | $ (901) | $ (123) |

*The accompanying notes are an integral part of these financial statements.*

# Statements of Operations

## For the Year Ended December 31, 2018

*(Dollars in thousands)*

| | New Perspective Fund® - Class R-4 | New World Fund® - Class R-4 | Nuveen Global Infrastructure Fund - Class I | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,866 | $ 12 | $ 48 | $ — | $ 613 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 1,624 | 5 | 23 | 1 | 2,613 |
| Total expenses | 1,624 | 5 | 23 | 1 | 2,613 |
| Net investment income (loss) | 242 | 7 | 25 | (1) | (2,000) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 9,642 | 42 | 1 | 1 | 15,699 |
| Capital gains distributions | 10,702 | 14 | 64 | 6 | — |
| Total realized gain (loss) on investments and capital gains distributions | 20,344 | 56 | 65 | 7 | 15,699 |
| Net unrealized appreciation (depreciation) of investments | (33,459) | (216) | (266) | (11) | (47,021) |
| Net realized and unrealized gain (loss) on investments | (13,115) | (160) | (201) | (4) | (31,322) |
| Net increase (decrease) in net assets resulting from operations | $ (12,873) | $ (153) | $ (176) | $ (5) | $ (33,322) |

*The accompanying notes are an integral part of these financial statements.*
95

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A | Oppenheimer International Growth Fund - Class Y | Oppenheimer International Small-Mid Company Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 265 | $ — | $ 7 | $ 7 | $ 5 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 222 | — | 1 | 6 | 7 |
| Total expenses | 222 | — | 1 | 6 | 7 |
| Net investment income (loss) | 43 | — | 6 | 1 | (2) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,526 | — | (4) | 8 | 60 |
| Capital gains distributions | — | — | — | — | 59 |
| Total realized gain (loss) on investments and capital gains distributions | 1,526 | — | (4) | 8 | 119 |
| Net unrealized appreciation (depreciation) of investments | (7,933) | (6) | (13) | (125) | (187) |
| Net realized and unrealized gain (loss) on investments | (6,407) | (6) | (17) | (117) | (68) |
| Net increase (decrease) in net assets resulting from operations | $ (6,364) | $ (6) | $ (11) | $ (116) | $ (70) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund® - Class A | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Global Fund/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 10 | $ 1 | $ 91 | $ — | $ 3 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 10 | 1 | 262 | — | 3 |
| Total expenses | 10 | 1 | 262 | — | 3 |
| Net investment income (loss) | — | — | (171) | — | — |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 12 | 2 | (276) | — | 6 |
| Capital gains distributions | 142 | 5 | 3,741 | 2 | 19 |
| Total realized gain (loss) on investments and capital gains distributions | 154 | 7 | 3,465 | 2 | 25 |
| Net unrealized appreciation (depreciation) of investments | (241) | (13) | (6,431) | (3) | (63) |
| Net realized and unrealized gain (loss) on investments | (87) | (6) | (2,966) | (1) | (38) |
| Net increase (decrease) in net assets resulting from operations | $ (87) | $ (6) | $ (3,137) | $ (1) | $ (38) |

*The accompanying notes are an integral part of these financial statements.*

# Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Oppenheimer Global Strategic Income Fund/VA | Parnassus Core Equity Fund$^{SM}$ - Investor Shares | Pax Balanced Fund - Investor Class | PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | PIMCO Real Return Portfolio - Administrative Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 5 | $ 338 | $ 794 | $ 78 | $ 1,870 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 1 | 237 | 411 | 16 | 615 |
| Total expenses | 1 | 237 | 411 | 16 | 615 |
| Net investment income (loss) | 4 | 101 | 383 | 62 | 1,255 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 382 | 458 | (30) | (2,706) |
| Capital gains distributions | — | 2,503 | 244 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 2,885 | 702 | (30) | (2,706) |
| Net unrealized appreciation (depreciation) of investments | (9) | (3,335) | (2,983) | (281) | (880) |
| Net realized and unrealized gain (loss) on investments | (9) | (450) | (2,281) | (311) | (3,586) |
| Net increase (decrease) in net assets resulting from operations | $ (5) | $ (349) | $ (1,898) | $ (249) | $ (2,331) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Pioneer Equity Income Fund - Class Y | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 340 | $ 40 | $ 17 | $ — | $ 824 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 106 | 6 | 4 | — | 170 |
| Total expenses | 106 | 6 | 4 | — | 170 |
| Net investment income (loss) | 234 | 34 | 13 | — | 654 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 28 | (2) | (1) | — | (669) |
| Capital gains distributions | 580 | — | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 608 | (2) | (1) | — | (669) |
| Net unrealized appreciation (depreciation) of investments | (2,044) | (61) | (26) | — | (672) |
| Net realized and unrealized gain (loss) on investments | (1,436) | (63) | (27) | — | (1,341) |
| Net increase (decrease) in net assets resulting from operations | $ (1,202) | $ (29) | $ (14) | $ — | $ (687) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | PGIM Jennison Utility Fund - Class Z | Columbia Large Cap Value Fund - Advisor Class | Columbia Large Cap Value Fund - Class K | Royce Total Return Fund - K Class | Ave Maria Rising Dividend Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3 | $ 158 | $ — | $ — | $ 67 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 1 | 73 | 19 | — | 52 |
| Total expenses | 1 | 73 | 19 | — | 52 |
| Net investment income (loss) | 2 | 85 | (19) | — | 15 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (150) | 1,315 | (1) | 130 |
| Capital gains distributions | 8 | 811 | — | 1 | 414 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 661 | 1,315 | — | 544 |
| Net unrealized appreciation (depreciation) of investments | (8) | (2,057) | (1,179) | (1) | (896) |
| Net realized and unrealized gain (loss) on investments | (1) | (1,396) | 136 | (1) | (352) |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ (1,311) | $ 117 | $ (1) | $ (337) |

*The accompanying notes are an integral part of these financial statements.*
100

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Institutional Large-Cap Growth Fund | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | TCW Total Return Bond Fund - Class N |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ 79 | $ 4 | $ 5 | $ 203 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 229 | — | 5 | 4 | 64 |
| Total expenses | 229 | — | 5 | 4 | 64 |
| Net investment income (loss) | (229) | 79 | (1) | 1 | 139 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 536 | 685 | 31 | 3 | (83) |
| Capital gains distributions | 1,349 | 2,156 | 79 | 34 | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,885 | 2,841 | 110 | 37 | (83) |
| Net unrealized appreciation (depreciation) of investments | (4,049) | (2,137) | (205) | (84) | (87) |
| Net realized and unrealized gain (loss) on investments | (2,164) | 704 | (95) | (47) | (170) |
| Net increase (decrease) in net assets resulting from operations | $ (2,393) | $ 783 | $ (96) | $ (46) | $ (31) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A | Third Avenue Real Estate Value Fund - Institutional Class | Thornburg International Value Fund - Class R4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 11 | $ 1,705 | $ 7,607 | $ 1 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 3 | 119 | 1,120 | 1 | — |
| Total expenses | 3 | 119 | 1,120 | 1 | — |
| Net investment income (loss) | 8 | 1,586 | 6,487 | — | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | (786) | (2,529) | (1) | — |
| Capital gains distributions | — | — | — | 3 | — |
| Total realized gain (loss) on investments and capital gains distributions | 3 | (786) | (2,529) | 2 | — |
| Net unrealized appreciation (depreciation) of investments | (89) | (546) | (3,571) | (15) | (1) |
| Net realized and unrealized gain (loss) on investments | (86) | (1,332) | (6,100) | (13) | (1) |
| Net increase (decrease) in net assets resulting from operations | $ (78) | $ 254 | $ 387 | $ (13) | $ (1) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Touchstone Value Fund - Institutional Class | USAA Precious Metals and Minerals Fund - Adviser Shares | Vanguard® Total Bond Market Index Fund - Investor Shares | Vanguard® Total International Stock Index Fund - Investor Shares | Diversified Value Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 232 | $ — | $ — | $ — | $ 3 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | — | 129 | — | — | 1 |
| Total expenses | — | 129 | — | — | 1 |
| Net investment income (loss) | 232 | (129) | — | — | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 78 | (1,637) | — | — | — |
| Capital gains distributions | 1,405 | — | — | — | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 1,483 | (1,637) | — | — | 6 |
| Net unrealized appreciation (depreciation) of investments | (2,460) | 213 | — | — | (20) |
| Net realized and unrealized gain (loss) on investments | (977) | (1,424) | — | — | (14) |
| Net increase (decrease) in net assets resulting from operations | $ (745) | $ (1,553) | $ — | $ — | $ (12) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Victory Integrity Small-Cap Value Fund - Class Y | Victory Sycamore Established Value Fund - Class A | Victory Sycamore Small Company Opportunity Fund - Class R |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 4 | $ — | $ 2 | $ 41 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other | | | | | |
| charges | 2 | 1 | 3 | 50 | — |
| Total expenses | 2 | 1 | 3 | 50 | — |
| Net investment income (loss) | 2 | (1) | (1) | (9) | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | — | 5 | 36 | 7 |
| Capital gains distributions | 11 | 5 | 52 | 365 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 13 | 5 | 57 | 401 | 8 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (28) | (10) | (151) | (948) | (9) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (15) | (5) | (94) | (547) | (1) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (13) | $ (6) | $ (95) | $ (556) | $ (1) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Balanced Portfolio - Class I | Voya Large-Cap Growth Fund - Class A | Voya Large Cap Value Fund - Class A | Voya Real Estate Fund - Class A | Voya Floating Rate Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 5,300 | $ — | $ 1 | $ 21 | $ 65 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 2,561 | — | 1 | 5 | 13 |
| Total expenses | 2,561 | — | 1 | 5 | 13 |
| Net investment income (loss) | 2,739 | — | — | 16 | 52 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5,830 | 44 | 4 | (38) | (5) |
| Capital gains distributions | 17,522 | — | 5 | 159 | — |
| Total realized gain (loss) on investments and capital gains distributions | 23,352 | 44 | 9 | 121 | (5) |
| Net unrealized appreciation (depreciation) of investments | (44,041) | (40) | (16) | (204) | (102) |
| Net realized and unrealized gain (loss) on investments | (20,689) | 4 | (7) | (83) | (107) |
| Net increase (decrease) in net assets resulting from operations | $ (17,950) | $ 4 | $ (7) | $ (67) | $ (55) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya GNMA Income Fund - Class A | Voya Intermediate Bond Fund - Class A | Voya Intermediate Bond Portfolio - Class I | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives® Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 66 | $ 24 | $ 15,562 | $ 81 | $ 66 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 25 | 4 | 3,719 | 8 | 23 |
| Total expenses | 25 | 4 | 3,719 | 8 | 23 |
| Net investment income (loss) | 41 | 20 | 11,843 | 73 | 43 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (58) | (3) | 1,784 | (25) | 45 |
| Capital gains distributions | — | — | — | — | 27 |
| Total realized gain (loss) on investments and capital gains distributions | (58) | (3) | 1,784 | (25) | 72 |
| Net unrealized appreciation (depreciation) of investments | 11 | (25) | (20,378) | (82) | (303) |
| Net realized and unrealized gain (loss) on investments | (47) | (28) | (18,594) | (107) | (231) |
| Net increase (decrease) in net assets resulting from operations | $ (6) | $ (8) | $ (6,751) | $ (34) | $ (188) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya High Yield Portfolio - Adviser Class | Voya High Yield Portfolio - Institutional Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2 | $ 2,246 | $ 1,201 | $ — | $ 3,410 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | — | 241 | 211 | — | 4,746 |
| Total expenses | — | 241 | 211 | — | 4,746 |
| Net investment income (loss) | 2 | 2,005 | 990 | — | (1,336) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (617) | (325) | — | 18,501 |
| Capital gains distributions | — | — | — | 20 | 70,932 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | (617) | (325) | 20 | 89,433 |
| Net unrealized appreciation (depreciation) of investments | (3) | (2,709) | (1,539) | (18) | (97,421) |
| Net realized and unrealized gain (loss) on investments | (4) | (3,326) | (1,864) | 2 | (7,988) |
| Net increase (decrease) in net assets resulting from operations | $ (2) | $ (1,321) | $ (874) | $ 2 | $ (9,324) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2018**
*(Dollars in thousands)*

| | Voya Large Cap Growth Portfolio - Service Class | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Institutional Class | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 50 | $ — | $ 6,053 | $ 25 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 44 | — | 3,007 | 9 | — |
| Total expenses | 44 | — | 3,007 | 9 | — |
| Net investment income (loss) | 6 | — | 3,046 | 16 | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 188 | 1 | 16,363 | 8 | — |
| Capital gains distributions | 1,760 | 2 | 33,386 | 155 | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,948 | 3 | 49,749 | 163 | — |
| Net unrealized appreciation (depreciation) of investments | (2,247) | (4) | (78,500) | (299) | — |
| Net realized and unrealized gain (loss) on investments | (299) | (1) | (28,751) | (136) | — |
| Net increase (decrease) in net assets resulting from operations | $ (293) | $ (1) | $ (25,705) | $ (120) | $ — |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the Year Ended December 31, 2018**
*(Dollars in thousands)*

| | Voya Multi-Manager Large Cap Core Portfolio - Institutional Class | Voya Multi-Manager Large Cap Core Portfolio - Service Class | Voya U.S. Stock Index Portfolio - Institutional Class | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 311 | $ 10 | $ 537 | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 77 | 3 | 168 | — | — |
| Total expenses | 77 | 3 | 168 | — | — |
| Net investment income (loss) | 234 | 7 | 369 | — | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (9,618) | (316) | 392 | — | — |
| Capital gains distributions | 11,579 | 403 | 1,614 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,961 | 87 | 2,006 | — | — |
| Net unrealized appreciation (depreciation) of investments | (1,518) | (72) | (3,913) | (1) | — |
| Net realized and unrealized gain (loss) on investments | 443 | 15 | (1,907) | (1) | — |
| Net increase (decrease) in net assets resulting from operations | $ 677 | $ 22 | $ (1,538) | $ (1) | $ — |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® Clarion Global Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Service Class | VY® Invesco Growth and Income Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3,917 | $ 1 | $ 48 | $ 1,183 | $ 528 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 608 | — | 16 | 405 | 145 |
| Total expenses | 608 | — | 16 | 405 | 145 |
| Net investment income (loss) | 3,309 | 1 | 32 | 778 | 383 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2,312 | — | 98 | 3,905 | (823) |
| Capital gains distributions | — | 4 | 152 | 4,263 | 3,518 |
| Total realized gain (loss) on investments and capital gains distributions | 2,312 | 4 | 250 | 8,168 | 2,695 |
| Net unrealized appreciation (depreciation) of investments | (12,593) | (8) | (422) | (12,959) | (7,467) |
| Net realized and unrealized gain (loss) on investments | (10,281) | (4) | (172) | (4,791) | (4,772) |
| Net increase (decrease) in net assets resulting from operations | $ (6,972) | $ (3) | $ (140) | $ (4,013) | $ (4,389) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® Invesco Growth and Income Portfolio - Service Class | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 435 | $ 1 | $ 123 | $ 152 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 289 | 1 | 168 | 267 | — |
| Total expenses | 289 | 1 | 168 | 267 | — |
| Net investment income (loss) | 146 | — | (45) | (115) | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 241 | 2 | 161 | 115 | 1 |
| Capital gains distributions | 3,490 | — | — | — | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 3,731 | 2 | 161 | 115 | 8 |
| Net unrealized appreciation (depreciation) of investments | (8,262) | (35) | (2,799) | (5,020) | (11) |
| Net realized and unrealized gain (loss) on investments | (4,531) | (33) | (2,638) | (4,905) | (3) |
| Net increase (decrease) in net assets resulting from operations | $ (4,385) | $ (33) | $ (2,683) | $ (5,020) | $ (3) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 287 | $ 129 | $ — | $ 6 | $ 8,127 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 211 | 357 | — | 2 | 1,482 |
| Total expenses | 211 | 357 | — | 2 | 1,482 |
| Net investment income (loss) | 76 | (228) | — | 4 | 6,645 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 613 | 448 | (3) | (9) | 2,164 |
| Capital gains distributions | 5,516 | 4,355 | 6 | 37 | 23,793 |
| Total realized gain (loss) on investments and capital gains distributions | 6,129 | 4,803 | 3 | 28 | 25,957 |
| Net unrealized appreciation (depreciation) of investments | (11,443) | (8,700) | (2) | (27) | (32,110) |
| Net realized and unrealized gain (loss) on investments | (5,314) | (3,897) | 1 | 1 | (6,153) |
| Net increase (decrease) in net assets resulting from operations | $ (5,238) | $ (4,125) | $ 1 | $ 5 | $ 492 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price International Stock Portfolio - Adviser Class | VY® T. Rowe Price International Stock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 17,929 | $ 17 | $ 2,141 | $ 1 | $ 145 |
| Expenses: | | | | | |
| Mortality and expense risks and other | | | | | |
| charges | 7,874 | 4 | 804 | — | 84 |
| Total expenses | 7,874 | 4 | 804 | — | 84 |
| Net investment income (loss) | 10,055 | 13 | 1,337 | 1 | 61 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 17,442 | (22) | 1,993 | 1 | 476 |
| Capital gains distributions | 59,844 | 158 | 15,674 | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 77,286 | 136 | 17,667 | 1 | 476 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (90,426) | (237) | (29,042) | (17) | (1,815) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (13,140) | (101) | (11,375) | (16) | (1,339) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (3,085) | $ (88) | $ (10,038) | $ (15) | $ (1,278) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® Templeton Global Growth Portfolio - Institutional Class | VY® Templeton Global Growth Portfolio - Service Class | Voya Government Money Market Portfolio - Class I | Voya Global Real Estate Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 19 | $ 140 | $ 3,359 | $ 2 | $ 4 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 5 | 54 | 1,446 | — | 2 |
| Total expenses | 5 | 54 | 1,446 | — | 2 |
| Net investment income (loss) | 14 | 86 | 1,913 | 2 | 2 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (67) | (873) | — | — | 33 |
| Capital gains distributions | 61 | 497 | 37 | 6 | 24 |
| Total realized gain (loss) on investments and capital gains distributions | (6) | (376) | 37 | 6 | 57 |
| Net unrealized appreciation (depreciation) of investments | (100) | (502) | — | (13) | (134) |
| Net realized and unrealized gain (loss) on investments | (106) | (878) | 37 | (7) | (77) |
| Net increase (decrease) in net assets resulting from operations | $ (92) | $ (792) | $ 1,950 | $ (5) | $ (75) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Multi-Manager International Small Cap Fund - Class I | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Initial Class | Voya Global Bond Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 25 | $ 9 | $ 2,786 | $ 14 | $ 193 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 20 | 1 | 679 | 3 | 107 |
| Total expenses | 20 | 1 | 679 | 3 | 107 |
| Net investment income (loss) | 5 | 8 | 2,107 | 11 | 86 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 34 | — | (1,255) | 9 | (201) |
| Capital gains distributions | 130 | — | — | — | 252 |
| Total realized gain (loss) on investments and capital gains distributions | 164 | — | (1,255) | 9 | 51 |
| Net unrealized appreciation (depreciation) of investments | (610) | (16) | (3,076) | (31) | (778) |
| Net realized and unrealized gain (loss) on investments | (446) | (16) | (4,331) | (22) | (727) |
| Net increase (decrease) in net assets resulting from operations | $ (441) | $ (8) | $ (2,224) | $ (11) | $ (641) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Index Solution 2025 Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Service 2 Class | Voya Index Solution 2035 Portfolio - Initial Class | Voya Index Solution 2035 Portfolio - Service Class | Voya Index Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 67 | $ 37 | $ 218 | $ 81 | $ 18 |
| Expenses: | | | | | |
| Mortality and expense risks and other | | | | | |
| charges | 37 | 22 | 146 | 51 | 12 |
| Total expenses | 37 | 22 | 146 | 51 | 12 |
| Net investment income (loss) | 30 | 15 | 72 | 30 | 6 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (7) | (78) | (100) | (31) | 18 |
| Capital gains distributions | 105 | 69 | 346 | 156 | 41 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 98 | (9) | 246 | 125 | 59 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (409) | (171) | (1,574) | (657) | (196) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (311) | (180) | (1,328) | (532) | (137) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (281) | $ (165) | $ (1,256) | $ (502) | $ (131) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Index Solution 2045 Portfolio - Initial Class | Voya Index Solution 2045 Portfolio - Service Class | Voya Index Solution 2045 Portfolio - Service 2 Class | Voya Index Solution 2055 Portfolio - Initial Class | Voya Index Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 193 | $ 42 | $ 18 | $ 55 | $ 22 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 146 | 29 | 11 | 40 | 20 |
| Total expenses | 146 | 29 | 11 | 40 | 20 |
| Net investment income (loss) | 47 | 13 | 7 | 15 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (155) | (3) | 34 | 80 | 22 |
| Capital gains distributions | 362 | 97 | 52 | 101 | 51 |
| Total realized gain (loss) on investments and capital gains distributions | 207 | 94 | 86 | 181 | 73 |
| Net unrealized appreciation (depreciation) of investments | (1,580) | (477) | (280) | (696) | (309) |
| Net realized and unrealized gain (loss) on investments | (1,373) | (383) | (194) | (515) | (236) |
| Net increase (decrease) in net assets resulting from operations | $ (1,326) | $ (370) | $ (187) | $ (500) | $ (234) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Index Solution 2055 Portfolio - Service 2 Class | Voya Index Solution Income Portfolio - Initial Class | Voya Index Solution Income Portfolio - Service Class | Voya Index Solution Income Portfolio - Service 2 Class | Voya Solution 2025 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 9 | $ 82 | $ 23 | $ 17 | $ 9 |
| Expenses: | | | | | |
| Mortality and expense risks and other | | | | | |
| charges | 5 | 41 | 8 | 9 | 2 |
| Total expenses | 5 | 41 | 8 | 9 | 2 |
| Net investment income (loss) | 4 | 41 | 15 | 8 | 7 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 27 | 82 | 8 | 24 | 2 |
| Capital gains distributions | 27 | 55 | 18 | 15 | 16 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 54 | 137 | 26 | 39 | 18 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (175) | (333) | (78) | (92) | (55) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (121) | (196) | (52) | (53) | (37) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (117) | $ (155) | $ (37) | $ (45) | $ (30) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Solution 2025 Portfolio - Initial Class | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2025 Portfolio - Service 2 Class | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 202 | $ 2,734 | $ 139 | $ 7 | $ 156 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 73 | 1,222 | 53 | 2 | 61 |
| Total expenses | 73 | 1,222 | 53 | 2 | 61 |
| Net investment income (loss) | 129 | 1,512 | 86 | 5 | 95 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 66 | 1,286 | (128) | 3 | (72) |
| Capital gains distributions | 276 | 4,265 | 260 | 18 | 311 |
| Total realized gain (loss) on investments and capital gains distributions | 342 | 5,551 | 132 | 21 | 239 |
| Net unrealized appreciation (depreciation) of investments | (1,034) | (15,931) | (759) | (66) | (1,062) |
| Net realized and unrealized gain (loss) on investments | (692) | (10,380) | (627) | (45) | (823) |
| Net increase (decrease) in net assets resulting from operations | $ (563) | $ (8,868) | $ (541) | $ (40) | $ (728) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2035 Portfolio - Service 2 Class | Voya Solution 2045 Portfolio - Adviser Class | Voya Solution 2045 Portfolio - Initial Class | Voya Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2,616 | $ 203 | $ — | $ 114 | $ 1,558 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 1,325 | 86 | — | 47 | 980 |
| Total expenses | 1,325 | 86 | — | 47 | 980 |
| Net investment income (loss) | 1,291 | 117 | — | 67 | 578 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,969 | (179) | — | 159 | 2,130 |
| Capital gains distributions | 6,018 | 521 | 1 | 323 | 5,247 |
| Total realized gain (loss) on investments and capital gains distributions | 7,987 | 342 | 1 | 482 | 7,377 |
| Net unrealized appreciation (depreciation) of investments | (22,808) | (1,547) | (4) | (1,269) | (19,754) |
| Net realized and unrealized gain (loss) on investments | (14,821) | (1,205) | (3) | (787) | (12,377) |
| Net increase (decrease) in net assets resulting from operations | $ (13,530) | $ (1,088) | $ (3) | $ (720) | $ (11,799) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Service 2 Class | Voya Solution 2055 Portfolio - Initial Class | Voya Solution 2055 Portfolio - Service Class | Voya Solution 2055 Portfolio - Service 2 Class | Voya Solution Balanced Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 73 | $ 38 | $ 290 | $ 18 | $ 105 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 42 | 20 | 211 | 12 | 64 |
| Total expenses | 42 | 20 | 211 | 12 | 64 |
| Net investment income (loss) | 31 | 18 | 79 | 6 | 41 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (32) | 48 | 25 | 28 | (143) |
| Capital gains distributions | 302 | 90 | 835 | 60 | 204 |
| Total realized gain (loss) on investments and capital gains distributions | 270 | 138 | 860 | 88 | 61 |
| Net unrealized appreciation (depreciation) of investments | (939) | (430) | (3,751) | (289) | (547) |
| Net realized and unrealized gain (loss) on investments | (669) | (292) | (2,891) | (201) | (486) |
| Net increase (decrease) in net assets resulting from operations | $ (638) | $ (274) | $ (2,812) | $ (195) | $ (445) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2018**
*(Dollars in thousands)*

| | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Initial Class | Voya Solution Income Portfolio - Service Class | Voya Solution Income Portfolio - Service 2 Class | Voya Solution Moderately Conservative Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 18 | $ 236 | $ 1,177 | $ 88 | $ 137 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 3 | 45 | 422 | 29 | 69 |
| Total expenses | 3 | 45 | 422 | 29 | 69 |
| Net investment income (loss) | 15 | 191 | 755 | 59 | 68 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 52 | 574 | 54 | (131) |
| Capital gains distributions | 21 | 216 | 1,222 | 106 | 150 |
| Total realized gain (loss) on investments and capital gains distributions | 22 | 268 | 1,796 | 160 | 19 |
| Net unrealized appreciation (depreciation) of investments | (66) | (732) | (4,378) | (375) | (423) |
| Net realized and unrealized gain (loss) on investments | (44) | (464) | (2,582) | (215) | (404) |
| Net increase (decrease) in net assets resulting from operations | $ (29) | $ (273) | $ (1,827) | $ (156) | $ (336) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | VY® American Century Small-Mid Cap Value Portfolio - Initial Class | VY® American Century Small-Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class | VY® Baron Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 469 | $ 694 | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | — | 167 | 554 | 1 | 1,239 |
| Total expenses | — | 167 | 554 | 1 | 1,239 |
| Net investment income (loss) | 1 | 302 | 140 | (1) | (1,239) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (643) | 181 | 28 | 5,809 |
| Capital gains distributions | 7 | 3,851 | 7,166 | 44 | 13,607 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 3,208 | 7,347 | 72 | 19,416 |
| Net unrealized appreciation (depreciation) of investments | (14) | (9,210) | (17,753) | (70) | (21,914) |
| Net realized and unrealized gain (loss) on investments | (8) | (6,002) | (10,406) | 2 | (2,498) |
| Net increase (decrease) in net assets resulting from operations | $ (7) | $ (5,700) | $ (10,266) | $ 1 | $ (3,737) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Invesco Comstock Portfolio - Adviser Class | VY® Invesco Comstock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 117 | $ — | $ 17 | $ 3 | $ 829 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 135 | 1 | 60 | 1 | 655 |
| Total expenses | 135 | 1 | 60 | 1 | 655 |
| Net investment income (loss) | (18) | (1) | (43) | 2 | 174 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 605 | 7 | 236 | 91 | 5,130 |
| Capital gains distributions | 1,366 | 16 | 704 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,971 | 23 | 940 | 91 | 5,130 |
| Net unrealized appreciation (depreciation) of investments | (3,150) | (50) | (2,137) | (134) | (13,595) |
| Net realized and unrealized gain (loss) on investments | (1,179) | (27) | (1,197) | (43) | (8,465) |
| Net increase (decrease) in net assets resulting from operations | $ (1,197) | $ (28) | $ (1,240) | $ (41) | $ (8,291) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® Invesco Equity and Income Portfolio - Adviser Class | VY® Invesco Equity and Income Portfolio - Initial Class | VY® Invesco Equity and Income Portfolio - Service Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | VY® JPMorgan Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 22 | $ 5,815 | $ 23 | $ 3 | $ 304 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 5 | 2,976 | 8 | 1 | 174 |
| Total expenses | 5 | 2,976 | 8 | 1 | 174 |
| Net investment income (loss) | 17 | 2,839 | 15 | 2 | 130 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (19) | 13,109 | 13 | 4 | (383) |
| Capital gains distributions | 95 | 18,616 | 85 | 30 | 1,891 |
| Total realized gain (loss) on investments and capital gains distributions | 76 | 31,725 | 98 | 34 | 1,508 |
| Net unrealized appreciation (depreciation) of investments | (249) | (64,708) | (241) | (74) | (4,469) |
| Net realized and unrealized gain (loss) on investments | (173) | (32,983) | (143) | (40) | (2,961) |
| Net increase (decrease) in net assets resulting from operations | $ (156) | $ (30,144) | $ (128) | $ (38) | $ (2,831) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® JPMorgan Mid Cap Value Portfolio - Service Class | VY® Oppenheimer Global Portfolio - Adviser Class | VY® Oppenheimer Global Portfolio - Initial Class | VY® Oppenheimer Global Portfolio - Service Class | VY® Pioneer High Yield Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 704 | $ 5 | $ 9,512 | $ 21 | $ 2,010 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 642 | 1 | 6,246 | 16 | 311 |
| Total expenses | 642 | 1 | 6,246 | 16 | 311 |
| Net investment income (loss) | 62 | 4 | 3,266 | 5 | 1,699 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,878 | 59 | 24,519 | 84 | (292) |
| Capital gains distributions | 5,578 | 30 | 41,232 | 109 | — |
| Total realized gain (loss) on investments and capital gains distributions | 7,456 | 89 | 65,751 | 193 | (292) |
| Net unrealized appreciation (depreciation) of investments | (15,882) | (139) | (153,054) | (420) | (2,709) |
| Net realized and unrealized gain (loss) on investments | (8,426) | (50) | (87,303) | (227) | (3,001) |
| Net increase (decrease) in net assets resulting from operations | $ (8,364) | $ (46) | $ (84,037) | $ (222) | $ (1,302) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® Pioneer High Yield Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 13 | $ — | $ 813 | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 2 | 1 | 4,684 | 10 | 5 |
| Total expenses | 2 | 1 | 4,684 | 10 | 5 |
| Net investment income (loss) | 11 | (1) | (3,871) | (10) | (5) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 8 | 4 | 10,098 | 17 | 78 |
| Capital gains distributions | — | 36 | 43,665 | 129 | 234 |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 40 | 53,763 | 146 | 312 |
| Net unrealized appreciation (depreciation) of investments | (27) | (50) | (65,594) | (192) | (284) |
| Net realized and unrealized gain (loss) on investments | (19) | (10) | (11,831) | (46) | 28 |
| Net increase (decrease) in net assets resulting from operations | $ (8) | $ (11) | $ (15,702) | $ (56) | $ 23 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | VY® T. Rowe Price Growth Equity Portfolio - Initial Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class | VY® Templeton Foreign Equity Portfolio - Adviser Class | VY® Templeton Foreign Equity Portfolio - Initial Class | VY® Templeton Foreign Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,167 | $ 2 | $ 4 | $ 1,753 | $ 2 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 4,433 | 24 | 1 | 801 | 1 |
| Total expenses | 4,433 | 24 | 1 | 801 | 1 |
| Net investment income (loss) | (3,266) | (22) | 3 | 952 | 1 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 15,439 | 67 | 3 | 3,244 | 12 |
| Capital gains distributions | 79,396 | 607 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 94,835 | 674 | 3 | 3,244 | 12 |
| Net unrealized appreciation (depreciation) of investments | (99,760) | (704) | (41) | (17,441) | (33) |
| Net realized and unrealized gain (loss) on investments | (4,925) | (30) | (38) | (14,197) | (21) |
| Net increase (decrease) in net assets resulting from operations | $ (8,191) | $ (52) | $ (35) | $ (13,245) | $ (20) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2018**
*(Dollars in thousands)*

| | Voya Corporate Leaders 100 Fund - Class I | Voya Strategic Allocation Conservative Portfolio - Class I | Voya Strategic Allocation Growth Portfolio - Class I | Voya Strategic Allocation Moderate Portfolio - Class I | Voya Growth and Income Portfolio - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 134 | $ 756 | $ 1,418 | $ 1,444 | $ 19 |
| Expenses: | | | | | |
| Mortality and expense risks and other | | | | | |
| charges | 64 | 276 | 683 | 593 | 5 |
| Total expenses | 64 | 276 | 683 | 593 | 5 |
| Net investment income (loss) | 70 | 480 | 735 | 851 | 14 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 292 | 542 | 4,191 | 3,380 | 15 |
| Capital gains distributions | 471 | 628 | — | — | 131 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 763 | 1,170 | 4,191 | 3,380 | 146 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (1,344) | (3,031) | (11,163) | (8,412) | (228) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (581) | (1,861) | (6,972) | (5,032) | (82) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (511) | $ (1,381) | $ (6,237) | $ (4,181) | $ (68) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S | Voya Global Equity Portfolio - Class I | Voya Global Equity Portfolio - Class S | Voya Index Plus LargeCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 21,310 | $ 3 | $ 4,441 | $ 538 | $ 5,459 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 13,330 | 3 | 707 | 139 | 3,785 |
| Total expenses | 13,330 | 3 | 707 | 139 | 3,785 |
| Net investment income (loss) | 7,980 | — | 3,734 | 399 | 1,674 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 55,523 | (18) | 1,227 | 223 | 16,734 |
| Capital gains distributions | 110,314 | 22 | — | — | 28,770 |
| Total realized gain (loss) on investments and capital gains distributions | 165,837 | 4 | 1,227 | 223 | 45,504 |
| Net unrealized appreciation (depreciation) of investments | (233,905) | (21) | (12,904) | (1,817) | (75,567) |
| Net realized and unrealized gain (loss) on investments | (68,068) | (17) | (11,677) | (1,594) | (30,063) |
| Net increase (decrease) in net assets resulting from operations | $ (60,088) | $ (17) | $ (7,943) | $ (1,195) | $ (28,389) |

*The accompanying notes are an integral part of these financial statements.*

# Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class I | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class I | Voya Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2 | $ 3,476 | $ 1 | $ 1,327 | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 1 | 3,097 | — | 1,498 | 1 |
| Total expenses | 1 | 3,097 | — | 1,498 | 1 |
| Net investment income (loss) | 1 | 379 | 1 | (171) | — |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 7 | 12,433 | — | 8,397 | 7 |
| Capital gains distributions | 15 | 39,567 | 8 | 19,267 | 25 |
| Total realized gain (loss) on investments and capital gains distributions | 22 | 52,000 | 8 | 27,664 | 32 |
| Net unrealized appreciation (depreciation) of investments | (38) | (100,818) | (19) | (45,837) | (56) |
| Net realized and unrealized gain (loss) on investments | (16) | (48,818) | (11) | (18,173) | (24) |
| Net increase (decrease) in net assets resulting from operations | $ (15) | $ (48,439) | $ (10) | $ (18,344) | $ (24) |

*The accompanying notes are an integral part of these financial statements.*

# Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya International Index Portfolio - Class I | Voya International Index Portfolio - Class S | Voya Russell™ Large Cap Growth Index Portfolio - Class I | Voya Russell™ Large Cap Growth Index Portfolio - Class S | Voya Russell™ Large Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,163 | $ — | $ 718 | $ 14 | $ 2,089 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 386 | — | 722 | 8 | 992 |
| Total expenses | 386 | — | 722 | 8 | 992 |
| Net investment income (loss) | 777 | — | (4) | 6 | 1,097 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 963 | — | 3,472 | 86 | 3,752 |
| Capital gains distributions | — | — | 2,290 | 58 | — |
| Total realized gain (loss) on investments and capital gains distributions | 963 | — | 5,762 | 144 | 3,752 |
| Net unrealized appreciation (depreciation) of investments | (8,040) | (2) | (7,580) | (199) | (11,036) |
| Net realized and unrealized gain (loss) on investments | (7,077) | (2) | (1,818) | (55) | (7,284) |
| Net increase (decrease) in net assets resulting from operations | $ (6,300) | $ (2) | $ (1,822) | $ (49) | $ (6,187) |

*The accompanying notes are an integral part of these financial statements.*
132

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S | Voya Russell™ Mid Cap Growth Index Portfolio - Class S | Voya Russell™ Mid Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 6 | $ 14 | $ 313 | $ 68 | $ 2,214 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 4 | 7 | 159 | 170 | 1,085 |
| Total expenses | 4 | 7 | 159 | 170 | 1,085 |
| Net investment income (loss) | 2 | 7 | 154 | (102) | 1,129 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 18 | 18 | 328 | 789 | 2,203 |
| Capital gains distributions | — | 21 | 516 | 1,819 | 17,362 |
| Total realized gain (loss) on investments and capital gains distributions | 18 | 39 | 844 | 2,608 | 19,565 |
| Net unrealized appreciation (depreciation) of investments | (40) | (95) | (2,239) | (3,541) | (36,153) |
| Net realized and unrealized gain (loss) on investments | (22) | (56) | (1,395) | (933) | (16,588) |
| Net increase (decrease) in net assets resulting from operations | $ (20) | $ (49) | $ (1,241) | $ (1,035) | $ (15,459) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya Russell™ Small Cap Index Portfolio - Class I | Voya Small Company Portfolio - Class I | Voya Small Company Portfolio - Class S | Voya U.S. Bond Index Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 802 | $ 881 | $ — | $ 365 | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 622 | 1,554 | 1 | 134 | 2,165 |
| Total expenses | 622 | 1,554 | 1 | 134 | 2,165 |
| Net investment income (loss) | 180 | (673) | (1) | 231 | (2,165) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 467 | 8,609 | — | (179) | 227 |
| Capital gains distributions | 4,191 | 25,504 | 23 | — | 25,259 |
| Total realized gain (loss) on investments and capital gains distributions | 4,658 | 34,113 | 23 | (179) | 25,486 |
| Net unrealized appreciation (depreciation) of investments | (14,394) | (58,417) | (48) | (235) | (43,328) |
| Net realized and unrealized gain (loss) on investments | (9,736) | (24,304) | (25) | (414) | (17,842) |
| Net increase (decrease) in net assets resulting from operations | $ (9,556) | $ (24,977) | $ (26) | $ (183) | $ (20,007) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class I | Voya SmallCap Opportunities Portfolio - Class S | Wanger International | Wanger Select |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ — | $ — | $ 900 | $ 111 |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 6 | 664 | — | 334 | 633 |
| Total expenses | 6 | 664 | — | 334 | 633 |
| Net investment income (loss) | (6) | (664) | — | 566 | (522) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (13) | 1,467 | (4) | (989) | (4,112) |
| Capital gains distributions | 117 | 10,955 | 19 | 5,031 | 7,602 |
| Total realized gain (loss) on investments and capital gains distributions | 104 | 12,422 | 15 | 4,042 | 3,490 |
| Net unrealized appreciation (depreciation) of investments | (187) | (22,828) | (35) | (12,691) | (11,004) |
| Net realized and unrealized gain (loss) on investments | (83) | (10,406) | (20) | (8,649) | (7,514) |
| Net increase (decrease) in net assets resulting from operations | $ (89) | $ (11,070) | $ (20) | $ (8,083) | $ (8,036) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2018
*(Dollars in thousands)*

| | Wanger USA | Washington Mutual Investors FundSM - Class R-3 | Washington Mutual Investors Fund$^{SM}$ - Class R-4 | Wells Fargo Small Cap Value Fund - Class A | Wells Fargo Small Company Growth Fund - Administrator Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 87 | $ 41 | $ 3,613 | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risks and other charges | 641 | 16 | 1,988 | 1 | 47 |
| Total expenses | 641 | 16 | 1,988 | 1 | 47 |
| Net investment income (loss) | (554) | 25 | 1,625 | (1) | (47) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,430) | 52 | 4,455 | (2) | 48 |
| Capital gains distributions | 19,198 | 147 | 10,693 | 23 | 521 |
| Total realized gain (loss) on investments and capital gains distributions | 16,768 | 199 | 15,148 | 21 | 569 |
| Net unrealized appreciation (depreciation) of investments | (18,674) | (318) | (24,668) | (45) | (1,704) |
| Net realized and unrealized gain (loss) on investments | (1,906) | (119) | (9,520) | (24) | (1,135) |
| Net increase (decrease) in net assets resulting from operations | $ (2,460) | $ (94) | $ (7,895) | $ (25) | $ (1,182) |

*The accompanying notes are an integral part of these financial statements.*
136

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2018**
*(Dollars in thousands)*

|  | Wells Fargo Special Small Cap Value Fund - Class A |
|---|---|
| **Net investment income (loss)** | |
| Investment Income: | |
| Dividends | $ 525 |
| Expenses: | |
| Mortality and expense risks and other charges | 1,354 |
| Total expenses | 1,354 |
| Net investment income (loss) | (829) |
| | |
| **Realized and unrealized gain (loss) on investments** | |
| Net realized gain (loss) on investments | 5,917 |
| Capital gains distributions | 6,879 |
| Total realized gain (loss) on investments and capital gains distributions | 12,796 |
| Net unrealized appreciation (depreciation) of investments | (28,991) |
| Net realized and unrealized gain (loss) on investments | (16,195) |
| Net increase (decrease) in net assets resulting from operations | $ (17,024) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | AB Relative Value Fund - Class A | AB VPS Growth and Income Portfolio - Class A | Aberdeen International Equity Fund - Institutional Class | Invesco Floating Rate Fund - Class R5 |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 178 | $ 655 | $ 6,893 | $ 82 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 1 | 150 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 31 | 85 | 73 | — |
| Net unrealized appreciation (depreciation) of investments | (1) | 12 | 1,911 | — |
| Net increase (decrease) in net assets resulting from operations | 29 | 98 | 2,134 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16) | (131) | 3,372 | 70 |
| Increase (decrease) in net assets derived from principal transactions | (16) | (131) | 3,372 | 70 |
| Total increase (decrease) in net assets | 13 | (33) | 5,506 | 74 |
| **Net assets at December 31, 2017** | 191 | 622 | 12,399 | 156 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1) | 334 | 9 |
| Total realized gain (loss) on investments and capital gains distributions | 49 | 76 | 138 | — |
| Net unrealized appreciation (depreciation) of investments | (58) | (116) | (2,607) | (14) |
| Net increase (decrease) in net assets resulting from operations | (9) | (41) | (2,135) | (5) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8) | (9) | 2,188 | 128 |
| Increase (decrease) in net assets derived from principal transactions | (8) | (9) | 2,188 | 128 |
| Total increase (decrease) in net assets | (17) | (50) | 53 | 123 |
| **Net assets at December 31, 2018** | $ 174 | $ 572 | $ 12,452 | $ 279 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 3,791 | $ 72 | $ 547 | $ 12 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (35) | (1) | 7 | — |
| Total realized gain (loss) on investments and capital gains distributions | 510 | 9 | 16 | 1 |
| Net unrealized appreciation (depreciation) of investments | 43 | 11 | 108 | 1 |
| Net increase (decrease) in net assets resulting from operations | 518 | 19 | 131 | 2 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (360) | 11 | 8 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (360) | 11 | 8 | 1 |
| Total increase (decrease) in net assets | 158 | 30 | 139 | 3 |
| **Net assets at December 31, 2017** | 3,949 | 102 | 686 | 15 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (34) | (1) | 2 | — |
| Total realized gain (loss) on investments and capital gains distributions | 146 | 7 | 45 | 2 |
| Net unrealized appreciation (depreciation) of investments | (590) | (17) | (154) | (5) |
| Net increase (decrease) in net assets resulting from operations | (478) | (11) | (107) | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (367) | — | (56) | 2 |
| Increase (decrease) in net assets derived from principal transactions | (367) | — | (56) | 2 |
| Total increase (decrease) in net assets | (845) | (11) | (163) | (1) |
| **Net assets at December 31, 2018** | $ 3,104 | $ 91 | $ 523 | $ 14 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Invesco Global Health Care Fund - Investor Class | Invesco High Yield Fund - Class R5 | Invesco American Value Fund - Class R5 | Invesco Energy Fund - Class R5 |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 190 | $ 269 | $ 717 | $ 40 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 14 | (1) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (37) | (1) | 72 | 1 |
| Net unrealized appreciation (depreciation) of investments | 52 | 4 | (13) | (1) |
| Net increase (decrease) in net assets resulting from operations | 14 | 17 | 58 | 2 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (95) | 119 | (14) | 80 |
| Increase (decrease) in net assets derived from principal transactions | (95) | 119 | (14) | 80 |
| Total increase (decrease) in net assets | (81) | 136 | 44 | 82 |
| **Net assets at December 31, 2017** | 109 | 405 | 761 | 122 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 20 | (3) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | (2) | 88 | 7 |
| Net unrealized appreciation (depreciation) of investments | (12) | (42) | (204) | (23) |
| Net increase (decrease) in net assets resulting from operations | (1) | (24) | (119) | (15) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 24 | 152 | 112 | (63) |
| Increase (decrease) in net assets derived from principal transactions | 24 | 152 | 112 | (63) |
| Total increase (decrease) in net assets | 23 | 128 | (7) | (78) |
| **Net assets at December 31, 2018** | $ 132 | $ 533 | $ 754 | $ 44 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 318 | $ 23,516 | $ 33,203 | $ 481 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (265) | (2) | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 14 | 4,904 | 2,625 | 122 |
| Net unrealized appreciation (depreciation) of investments | 26 | 1,554 | 1,127 | 28 |
| Net increase (decrease) in net assets resulting from operations | 38 | 6,193 | 3,750 | 146 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (204) | (1,151) | (3,686) | (524) |
| Increase (decrease) in net assets derived from principal transactions | (204) | (1,151) | (3,686) | (524) |
| Total increase (decrease) in net assets | (166) | 5,042 | 64 | (378) |
| **Net assets at December 31, 2017** | 152 | 28,558 | 33,267 | 103 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (322) | (49) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 3,731 | 3,056 | 15 |
| Net unrealized appreciation (depreciation) of investments | (46) | (4,645) | (6,103) | (18) |
| Net increase (decrease) in net assets resulting from operations | (20) | (1,236) | (3,096) | (4) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (72) | (783) | (3,132) | 16 |
| Increase (decrease) in net assets derived from principal transactions | (72) | (783) | (3,132) | 16 |
| Total increase (decrease) in net assets | (92) | (2,019) | (6,228) | 12 |
| **Net assets at December 31, 2018** | $ 60 | $ 26,539 | $ 27,039 | $ 115 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Alger Responsible Investing Fund - Class A | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 3,644 | $ 293 | $ 6 | $ 546 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (48) | 3 | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 875 | 80 | — | 5 |
| Net unrealized appreciation (depreciation) of investments | 179 | (40) | 1 | 31 |
| Net increase (decrease) in net assets resulting from operations | 1,006 | 43 | 1 | 35 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 894 | (5) | — | (196) |
| Increase (decrease) in net assets derived from principal transactions | 894 | (5) | — | (196) |
| Total increase (decrease) in net assets | 1,900 | 38 | 1 | (161) |
| **Net assets at December 31, 2017** | 5,544 | 331 | 7 | 385 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (66) | 3 | — | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 599 | 61 | — | 52 |
| Net unrealized appreciation (depreciation) of investments | (841) | (101) | (1) | (124) |
| Net increase (decrease) in net assets resulting from operations | (308) | (37) | (1) | (66) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 888 | 3 | — | (79) |
| Increase (decrease) in net assets derived from principal transactions | 888 | 3 | — | (79) |
| Total increase (decrease) in net assets | 580 | (34) | (1) | (145) |
| **Net assets at December 31, 2018** | $ 6,124 | $ 297 | $ 6 | $ 240 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Amana Growth Fund - Investor Class | Amana Income Fund - Investor Class | American Balanced Fund® - Class R-3 | American Beacon Small Cap Value Fund - Investor Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 37,550 | $ 67,948 | $ 4,359 | $ 212 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (207) | (307) | 29 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 6,080 | 7,096 | 465 | 34 |
| Net unrealized appreciation (depreciation) of investments | 4,267 | 6,548 | 47 | (10) |
| Net increase (decrease) in net assets resulting from operations | 10,140 | 13,337 | 541 | 23 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,131) | (5,297) | (1,944) | 68 |
| Increase (decrease) in net assets derived from principal transactions | (1,131) | (5,297) | (1,944) | 68 |
| Total increase (decrease) in net assets | 9,009 | 8,040 | (1,403) | 91 |
| **Net assets at December 31, 2017** | 46,559 | 75,988 | 2,956 | 303 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (267) | 144 | 27 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 2,980 | 6,354 | 141 | 63 |
| Net unrealized appreciation (depreciation) of investments | (2,149) | (10,856) | (275) | (114) |
| Net increase (decrease) in net assets resulting from operations | 564 | (4,358) | (107) | (53) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (694) | (5,068) | (58) | 65 |
| Increase (decrease) in net assets derived from principal transactions | (694) | (5,068) | (58) | 65 |
| Total increase (decrease) in net assets | (130) | (9,426) | (165) | 12 |
| **Net assets at December 31, 2018** | $ 46,429 | $ 66,562 | $ 2,791 | $ 315 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | American Century Investments® Inflation-Adjusted Bond Fund - Investor Class | American Century Investments® Income & Growth Fund - A Class | Fundamental Investors<sup>SM</sup> - Class R-3 | Fundamental Investors<sup>SM</sup> - Class R-4 |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 24,388 | $ 9,606 | $ 1,482 | $ 84,728 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 419 | 99 | 6 | 602 |
| Total realized gain (loss) on investments and capital gains distributions | (1,059) | 1,114 | 225 | 9,003 |
| Net unrealized appreciation (depreciation) of investments | 1,204 | 557 | 69 | 10,069 |
| Net increase (decrease) in net assets resulting from operations | 564 | 1,770 | 300 | 19,674 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,978 | (374) | (745) | 7,195 |
| Increase (decrease) in net assets derived from principal transactions | 6,978 | (374) | (745) | 7,195 |
| Total increase (decrease) in net assets | 7,542 | 1,396 | (445) | 26,869 |
| **Net assets at December 31, 2017** | 31,930 | 11,002 | 1,037 | 111,597 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 584 | 45 | 5 | 629 |
| Total realized gain (loss) on investments and capital gains distributions | (442) | 1,275 | 133 | 14,114 |
| Net unrealized appreciation (depreciation) of investments | (1,201) | (2,187) | (214) | (22,603) |
| Net increase (decrease) in net assets resulting from operations | (1,059) | (867) | (76) | (7,860) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,745) | (323) | (72) | (6,183) |
| Increase (decrease) in net assets derived from principal transactions | (1,745) | (323) | (72) | (6,183) |
| Total increase (decrease) in net assets | (2,804) | (1,190) | (148) | (14,043) |
| **Net assets at December 31, 2018** | $ 29,126 | $ 9,812 | $ 889 | $ 97,554 |

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | American Mutual Fund® - Class R-4 | AMG Managers Fairpointe Mid Cap Fund - Class N | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 4,659 | $ 38,429 | $ 506 | $ 11,259 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 106 | (330) | — | (38) |
| Total realized gain (loss) on investments and capital gains distributions | 352 | 1,608 | 50 | 285 |
| Net unrealized appreciation (depreciation) of investments | 533 | 2,396 | 19 | 1,259 |
| Net increase (decrease) in net assets resulting from operations | 991 | 3,674 | 69 | 1,506 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,296 | (7,217) | (46) | (1,752) |
| Increase (decrease) in net assets derived from principal transactions | 2,296 | (7,217) | (46) | (1,752) |
| Total increase (decrease) in net assets | 3,287 | (3,543) | 23 | (246) |
| **Net assets at December 31, 2017** | 7,946 | 34,886 | 529 | 11,013 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 154 | (179) | — | (19) |
| Total realized gain (loss) on investments and capital gains distributions | 477 | 679 | 14 | 582 |
| Net unrealized appreciation (depreciation) of investments | (868) | (6,248) | (87) | (2,210) |
| Net increase (decrease) in net assets resulting from operations | (237) | (5,748) | (73) | (1,647) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,464 | (6,231) | (44) | (315) |
| Increase (decrease) in net assets derived from principal transactions | 1,464 | (6,231) | (44) | (315) |
| Total increase (decrease) in net assets | 1,227 | (11,979) | (117) | (1,962) |
| **Net assets at December 31, 2018** | $ 9,173 | $ 22,907 | $ 412 | $ 9,051 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Artisan International Fund - Investor Shares | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | BlackRock Health Sciences Opportunities Portfolio - Investor A Shares |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 11,019 | $ 1,363 | $ 1,228 | $ 12,358 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (33) | 8 | (23) | (174) |
| Total realized gain (loss) on investments and capital gains distributions | 178 | 85 | 153 | 343 |
| Net unrealized appreciation (depreciation) of investments | 2,986 | 57 | 281 | 3,050 |
| Net increase (decrease) in net assets resulting from operations | 3,131 | 150 | 411 | 3,219 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,149) | (593) | 2,038 | 4,987 |
| Increase (decrease) in net assets derived from principal transactions | (1,149) | (593) | 2,038 | 4,987 |
| Total increase (decrease) in net assets | 1,982 | (443) | 2,449 | 8,206 |
| **Net assets at December 31, 2017** | 13,001 | 920 | 3,677 | 20,564 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | 8 | (25) | (212) |
| Total realized gain (loss) on investments and capital gains distributions | 1,001 | 84 | 529 | 2,217 |
| Net unrealized appreciation (depreciation) of investments | (2,385) | (165) | (324) | (717) |
| Net increase (decrease) in net assets resulting from operations | (1,374) | (73) | 180 | 1,288 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,735) | (78) | 2,678 | 3,087 |
| Increase (decrease) in net assets derived from principal transactions | (1,735) | (78) | 2,678 | 3,087 |
| Total increase (decrease) in net assets | (3,109) | (151) | 2,858 | 4,375 |
| **Net assets at December 31, 2018** | $ 9,892 | $ 769 | $ 6,535 | $ 24,939 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | BlackRock Mid Cap Dividend Fund - Institutional Shares | BlackRock Mid Cap Dividend Fund - Investor A Shares | Bond Fund of America$^{SM}$ - Class R-4 | Calvert VP SRI Balanced Portfolio |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 136 | $ 15,474 | $ 10,133 | $ 49,756 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 4 | 92 | 458 |
| Total realized gain (loss) on investments and capital gains distributions | 26 | 1,668 | (5) | 1,059 |
| Net unrealized appreciation (depreciation) of investments | (12) | (651) | 134 | 3,606 |
| Net increase (decrease) in net assets resulting from operations | 15 | 1,021 | 221 | 5,123 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 62 | (1,955) | 123 | (5,169) |
| Increase (decrease) in net assets derived from principal transactions | 62 | (1,955) | 123 | (5,169) |
| Total increase (decrease) in net assets | 77 | (934) | 344 | (46) |
| **Net assets at December 31, 2017** | 213 | 14,540 | 10,477 | 49,710 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 67 | 144 | 343 |
| Total realized gain (loss) on investments and capital gains distributions | 11 | 190 | (14) | 5,921 |
| Net unrealized appreciation (depreciation) of investments | (34) | (1,647) | (247) | (7,948) |
| Net increase (decrease) in net assets resulting from operations | (21) | (1,390) | (117) | (1,684) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4) | (1,227) | 276 | (2,703) |
| Increase (decrease) in net assets derived from principal transactions | (4) | (1,227) | 276 | (2,703) |
| Total increase (decrease) in net assets | (25) | (2,617) | 159 | (4,387) |
| **Net assets at December 31, 2018** | $ 188 | $ 11,923 | $ 10,636 | $ 45,323 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Capital Income Builder® - Class R-4 | Capital World Growth & Income Fund[SM] - Class R-3 | Cohen & Steers Real Estate Securities Fund, Inc. - Class A | Cohen & Steers Realty Shares, Inc. |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 2,866 | $ 770 | $ — | $ 9,073 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 92 | 8 | — | 144 |
| Total realized gain (loss) on investments and capital gains distributions | 116 | 124 | — | 22 |
| Net unrealized appreciation (depreciation) of investments | 226 | 27 | — | 366 |
| Net increase (decrease) in net assets resulting from operations | 434 | 159 | — | 532 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,037 | (259) | — | (548) |
| Increase (decrease) in net assets derived from principal transactions | 1,037 | (259) | — | (548) |
| Total increase (decrease) in net assets | 1,471 | (100) | — | (16) |
| **Net assets at December 31, 2017** | 4,337 | 670 | — | 9,057 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 110 | 8 | 1 | 218 |
| Total realized gain (loss) on investments and capital gains distributions | 35 | 37 | — | (81) |
| Net unrealized appreciation (depreciation) of investments | (529) | (114) | (3) | (556) |
| Net increase (decrease) in net assets resulting from operations | (384) | (69) | (2) | (419) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 622 | (44) | 55 | (1,238) |
| Increase (decrease) in net assets derived from principal transactions | 622 | (44) | 55 | (1,238) |
| Total increase (decrease) in net assets | 238 | (113) | 53 | (1,657) |
| **Net assets at December 31, 2018** | $ 4,575 | $ 557 | $ 53 | $ 7,400 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Columbia<sup>SM</sup> Acorn® Fund - Class A | Columbia<sup>SM</sup> Acorn® Fund - Class Z | Columbia Select Mid Cap Value Fund - Class A | Columbia Select Mid Cap Value Fund - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 43 | $ 1 | $ 8,702 | $ 2 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 18 | — |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 1 | 1,162 | — |
| Net unrealized appreciation (depreciation) of investments | 1 | — | (157) | — |
| Net increase (decrease) in net assets resulting from operations | 11 | 1 | 1,023 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9 | 1 | (674) | — |
| Increase (decrease) in net assets derived from principal transactions | 9 | 1 | (674) | — |
| Total increase (decrease) in net assets | 20 | 2 | 349 | — |
| **Net assets at December 31, 2017** | 63 | 3 | 9,051 | 2 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | — | (20) | — |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 1 | 1,636 | 1 |
| Net unrealized appreciation (depreciation) of investments | (6) | (1) | (2,836) | (1) |
| Net increase (decrease) in net assets resulting from operations | (4) | — | (1,220) | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | 2 | (420) | — |
| Increase (decrease) in net assets derived from principal transactions | (1) | 2 | (420) | — |
| Total increase (decrease) in net assets | (5) | 2 | (1,640) | — |
| **Net assets at December 31, 2018** | $ 58 | $ 5 | $ 7,411 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | CRM Mid Cap Value Fund - Investor Shares | Davis Financial Fund - Class Y | Delaware Smid Cap Growth Fund - Institutional Class | Delaware Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 298 | $ 50 | $ 4,601 | $ 2,668 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | — | — | (16) |
| Total realized gain (loss) on investments and capital gains distributions | 42 | 4 | (16) | 372 |
| Net unrealized appreciation (depreciation) of investments | 9 | 5 | 2,193 | (20) |
| Net increase (decrease) in net assets resulting from operations | 53 | 9 | 2,177 | 336 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | (9) | 2,586 | 1,016 |
| Increase (decrease) in net assets derived from principal transactions | — | (9) | 2,586 | 1,016 |
| Total increase (decrease) in net assets | 53 | — | 4,763 | 1,352 |
| **Net assets at December 31, 2017** | 351 | 50 | 9,364 | 4,020 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 1 | — | (7) |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 12 | 1,187 | 308 |
| Net unrealized appreciation (depreciation) of investments | (27) | (17) | (1,453) | (902) |
| Net increase (decrease) in net assets resulting from operations | (23) | (4) | (266) | (601) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (32) | 5 | 2,374 | (763) |
| Increase (decrease) in net assets derived from principal transactions | (32) | 5 | 2,374 | (763) |
| Total increase (decrease) in net assets | (55) | 1 | 2,108 | (1,364) |
| **Net assets at December 31, 2018** | $ 296 | $ 51 | $ 11,472 | $ 2,656 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | DWS Small Cap Growth Fund - Class S | Deutsche Equity 500 Index Fund - Class S | DFA Inflation-Protected Securities Portfolio - Institutional Class | Emerging Markets Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 15 | $ 760 | $ 525 | $ 723 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 6 | 15 | 30 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 189 | (4) | 16 |
| Net unrealized appreciation (depreciation) of investments | 2 | (44) | 6 | 310 |
| Net increase (decrease) in net assets resulting from operations | 5 | 151 | 17 | 356 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 11 | (174) | 128 | 673 |
| Increase (decrease) in net assets derived from principal transactions | 11 | (174) | 128 | 673 |
| Total increase (decrease) in net assets | 16 | (23) | 145 | 1,029 |
| **Net assets at December 31, 2017** | 31 | 737 | 670 | 1,752 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 4 | 20 | 44 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 119 | (4) | 77 |
| Net unrealized appreciation (depreciation) of investments | (8) | (154) | (24) | (458) |
| Net increase (decrease) in net assets resulting from operations | (3) | (31) | (8) | (337) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12) | (60) | 388 | 601 |
| Increase (decrease) in net assets derived from principal transactions | (12) | (60) | 388 | 601 |
| Total increase (decrease) in net assets | (15) | (91) | 380 | 264 |
| **Net assets at December 31, 2018** | $ 16 | $ 646 | $ 1,050 | $ 2,016 |

*The accompanying notes are an integral part of these financial statements.*

151

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | U.S. Targeted Value Portfolio - Institutional Class | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | Eaton Vance Large-Cap Value Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 8,970 | $ 191 | $ 300 | $ 2 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 141 | 1 | 1 | — |
| Total realized gain (loss) on investments and capital gains distributions | 662 | 9 | 36 | — |
| Net unrealized appreciation (depreciation) of investments | 344 | 34 | 5 | — |
| Net increase (decrease) in net assets resulting from operations | 1,147 | 44 | 42 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,375 | (81) | (183) | — |
| Increase (decrease) in net assets derived from principal transactions | 3,375 | (81) | (183) | — |
| Total increase (decrease) in net assets | 4,522 | (37) | (141) | — |
| **Net assets at December 31, 2017** | 13,492 | 154 | 159 | 2 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 148 | 2 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 791 | 7 | 15 | — |
| Net unrealized appreciation (depreciation) of investments | (3,425) | (37) | (30) | — |
| Net increase (decrease) in net assets resulting from operations | (2,486) | (28) | (15) | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,067 | — | 12 | — |
| Increase (decrease) in net assets derived from principal transactions | 2,067 | — | 12 | — |
| Total increase (decrease) in net assets | (419) | (28) | (3) | — |
| **Net assets at December 31, 2018** | $ 13,073 | $ 126 | $ 156 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Federated International Leaders Fund - Institutional Shares | Fidelity Advisor® New Insights Fund - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 5,138 | $ 268,183 | $ — | $ 1,447 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 301 | — | (16) |
| Total realized gain (loss) on investments and capital gains distributions | 821 | 13,179 | — | 181 |
| Net unrealized appreciation (depreciation) of investments | 526 | 65,278 | — | 280 |
| Net increase (decrease) in net assets resulting from operations | 1,345 | 78,758 | — | 445 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,943) | 1,972 | — | 430 |
| Increase (decrease) in net assets derived from principal transactions | (1,943) | 1,972 | — | 430 |
| Total increase (decrease) in net assets | (598) | 80,730 | — | 875 |
| **Net assets at December 31, 2017** | 4,540 | 348,913 | — | 2,322 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | 867 | — | (25) |
| Total realized gain (loss) on investments and capital gains distributions | 376 | 17,216 | — | 361 |
| Net unrealized appreciation (depreciation) of investments | (1,038) | (71,186) | — | (476) |
| Net increase (decrease) in net assets resulting from operations | (652) | (53,103) | — | (140) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (668) | (19,949) | 2 | 293 |
| Increase (decrease) in net assets derived from principal transactions | (668) | (19,949) | 2 | 293 |
| Total increase (decrease) in net assets | (1,320) | (73,052) | 2 | 153 |
| **Net assets at December 31, 2018** | $ 3,220 | $ 275,861 | $ 2 | $ 2,475 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 269,002 | $ 262,156 | $ 11,293 | $ 25,749 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,871 | (2,304) | 365 | 160 |
| Total realized gain (loss) on investments and capital gains distributions | 3,738 | 35,741 | (308) | 1,181 |
| Net unrealized appreciation (depreciation) of investments | 24,586 | 54,396 | 512 | 6,053 |
| Net increase (decrease) in net assets resulting from operations | 30,195 | 87,833 | 569 | 7,394 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (22,962) | (4,213) | (3,138) | 23 |
| Increase (decrease) in net assets derived from principal transactions | (22,962) | (4,213) | (3,138) | 23 |
| Total increase (decrease) in net assets | 7,233 | 83,620 | (2,569) | 7,417 |
| **Net assets at December 31, 2017** | 276,235 | 345,776 | 8,724 | 33,166 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,059 | (2,630) | 364 | 160 |
| Total realized gain (loss) on investments and capital gains distributions | 21,327 | 70,788 | (120) | 1,807 |
| Net unrealized appreciation (depreciation) of investments | (47,035) | (69,895) | (605) | (6,786) |
| Net increase (decrease) in net assets resulting from operations | (22,649) | (1,737) | (361) | (4,819) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (32,983) | (24,350) | (625) | (3,216) |
| Increase (decrease) in net assets derived from principal transactions | (32,983) | (24,350) | (625) | (3,216) |
| Total increase (decrease) in net assets | (55,632) | (26,087) | (986) | (8,035) |
| **Net assets at December 31, 2018** | $ 220,603 | $ 319,689 | $ 7,738 | $ 25,131 |

*The accompanying notes are an integral part of these financial statements.*

154

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 1,197,401 | $ 199,247 | $ 8 | $ 19,664 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 795 | 1,578 | — | 110 |
| Total realized gain (loss) on investments and capital gains distributions | 79,292 | 5,478 | — | 3,072 |
| Net unrealized appreciation (depreciation) of investments | 159,952 | 34,911 | — | (1,051) |
| Net increase (decrease) in net assets resulting from operations | 240,039 | 41,967 | — | 2,131 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (99,456) | 12,766 | (4) | (5,420) |
| Increase (decrease) in net assets derived from principal transactions | (99,456) | 12,766 | (4) | (5,420) |
| Total increase (decrease) in net assets | 140,583 | 54,733 | (4) | (3,289) |
| **Net assets at December 31, 2017** | 1,337,984 | 253,980 | 4 | 16,375 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3,216) | 2,002 | — | 76 |
| Total realized gain (loss) on investments and capital gains distributions | 154,390 | 7,628 | 1 | 544 |
| Net unrealized appreciation (depreciation) of investments | (230,972) | (24,108) | (1) | (1,623) |
| Net increase (decrease) in net assets resulting from operations | (79,798) | (14,478) | — | (1,003) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (159,052) | 3,582 | (4) | (902) |
| Increase (decrease) in net assets derived from principal transactions | (159,052) | 3,582 | (4) | (902) |
| Total increase (decrease) in net assets | (238,850) | (10,896) | (4) | (1,905) |
| **Net assets at December 31, 2018** | $ 1,099,134 | $ 243,084 | $ — | $ 14,470 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Franklin Mutual Global Discovery Fund - Class R | Franklin Biotechnology Discovery Fund - Advisor Class | Franklin Natural Resources Fund - Advisor Class | Franklin Small-Mid Cap Growth Fund - Class A |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 1,664 | $ 232 | $ 35 | $ 260 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | (3) | — | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 61 | (9) | — | 26 |
| Net unrealized appreciation (depreciation) of investments | 63 | 54 | (1) | 32 |
| Net increase (decrease) in net assets resulting from operations | 148 | 42 | (1) | 56 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (13) | 46 | (4) | 19 |
| Increase (decrease) in net assets derived from principal transactions | (13) | 46 | (4) | 19 |
| Total increase (decrease) in net assets | 135 | 88 | (5) | 75 |
| **Net assets at December 31, 2017** | 1,799 | 320 | 30 | 335 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12 | (4) | — | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 29 | 2 | — | 22 |
| Net unrealized appreciation (depreciation) of investments | (221) | (47) | (5) | (40) |
| Net increase (decrease) in net assets resulting from operations | (180) | (49) | (5) | (21) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (294) | 3 | (13) | (36) |
| Increase (decrease) in net assets derived from principal transactions | (294) | 3 | (13) | (36) |
| Total increase (decrease) in net assets | (474) | (46) | (18) | (57) |
| **Net assets at December 31, 2018** | $ 1,325 | $ 274 | $ 12 | $ 278 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Franklin Small Cap Value VIP Fund - Class 2 | Goldman Sachs Growth Opportunities Fund - Class IR | Growth Fund of America® - Class R-3 | Growth Fund of America® - Class R-4 |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 128,525 | $ 14 | $ 12,049 | $ 368,594 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (510) | — | (58) | (1,995) |
| Total realized gain (loss) on investments and capital gains distributions | 13,321 | 10 | 1,866 | 36,137 |
| Net unrealized appreciation (depreciation) of investments | (1,516) | (2) | 883 | 56,466 |
| Net increase (decrease) in net assets resulting from operations | 11,295 | 8 | 2,691 | 90,608 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (13,231) | 32 | (2,825) | (13,836) |
| Increase (decrease) in net assets derived from principal transactions | (13,231) | 32 | (2,825) | (13,836) |
| Total increase (decrease) in net assets | (1,936) | 40 | (134) | 76,772 |
| **Net assets at December 31, 2017** | 126,589 | 54 | 11,915 | 445,366 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (68) | — | (57) | (2,207) |
| Total realized gain (loss) on investments and capital gains distributions | 21,066 | 3 | 1,534 | 56,333 |
| Net unrealized appreciation (depreciation) of investments | (36,039) | (2) | (1,765) | (68,831) |
| Net increase (decrease) in net assets resulting from operations | (15,041) | 1 | (288) | (14,705) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15,822) | (39) | (1,685) | (28,394) |
| Increase (decrease) in net assets derived from principal transactions | (15,822) | (39) | (1,685) | (28,394) |
| Total increase (decrease) in net assets | (30,863) | (38) | (1,973) | (43,099) |
| **Net assets at December 31, 2018** | $ 95,726 | $ 16 | $ 9,942 | $ 402,267 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | The Hartford International Opportunities Fund - Class R4 | Income Fund of America® - Class R-3 |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ — | $ 6 | $ 157 | $ 1,273 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 9 | 25 |
| Total realized gain (loss) on investments and capital gains distributions | — | 1 | 72 | 48 |
| Net unrealized appreciation (depreciation) of investments | — | — | 43 | 79 |
| Net increase (decrease) in net assets resulting from operations | — | 1 | 124 | 152 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | — | 1,069 | (120) |
| Increase (decrease) in net assets derived from principal transactions | — | — | 1,069 | (120) |
| Total increase (decrease) in net assets | — | 1 | 1,193 | 32 |
| **Net assets at December 31, 2017** | — | 7 | 1,350 | 1,305 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 2 | 24 |
| Total realized gain (loss) on investments and capital gains distributions | — | 1 | 59 | 64 |
| Net unrealized appreciation (depreciation) of investments | — | (1) | (431) | (154) |
| Net increase (decrease) in net assets resulting from operations | — | — | (370) | (66) |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | — | 499 | (332) |
| Increase (decrease) in net assets derived from principal transactions | — | — | 499 | (332) |
| Total increase (decrease) in net assets | — | — | 129 | (398) |
| **Net assets at December 31, 2018** | $ — | $ 7 | $ 1,479 | $ 907 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Ivy Science and Technology Fund - Class Y | Janus Henderson Balanced Portfolio - Institutional Shares | Janus Henderson Enterprise Portfolio - Institutional Shares | Janus Henderson Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 3,046 | $ 127 | $ 238 | $ 14 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (59) | — | (1) | — |
| Total realized gain (loss) on investments and capital gains distributions | 884 | 1 | 25 | — |
| Net unrealized appreciation (depreciation) of investments | 502 | 20 | 38 | — |
| Net increase (decrease) in net assets resulting from operations | 1,327 | 21 | 62 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,529 | 3 | 1 | 2 |
| Increase (decrease) in net assets derived from principal transactions | 5,529 | 3 | 1 | 2 |
| Total increase (decrease) in net assets | 6,856 | 24 | 63 | 2 |
| Net assets at December 31, 2017 | 9,902 | 151 | 301 | 16 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (130) | 1 | (3) | — |
| Total realized gain (loss) on investments and capital gains distributions | 2,221 | 5 | 38 | — |
| Net unrealized appreciation (depreciation) of investments | (3,185) | (8) | (39) | — |
| Net increase (decrease) in net assets resulting from operations | (1,094) | (2) | (4) | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,383 | (2) | (34) | (3) |
| Increase (decrease) in net assets derived from principal transactions | 3,383 | (2) | (34) | (3) |
| Total increase (decrease) in net assets | 2,289 | (4) | (38) | (3) |
| Net assets at December 31, 2018 | $ 12,191 | $ 147 | $ 263 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

159

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Janus Henderson Global Research Portfolio - Institutional Shares | Janus Henderson Research Portfolio - Institutional Shares | JPMorgan Equity Income Fund - Select Class | JPMorgan Government Bond Fund - Select Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 58 | $ 52 | $ 724 | $ 942 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1) | 6 | 15 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 2 | 36 | (23) |
| Net unrealized appreciation (depreciation) of investments | 14 | 13 | 107 | 22 |
| Net increase (decrease) in net assets resulting from operations | 15 | 14 | 149 | 14 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 2 | 386 | (303) |
| Increase (decrease) in net assets derived from principal transactions | — | 2 | 386 | (303) |
| Total increase (decrease) in net assets | 15 | 16 | 535 | (289) |
| **Net assets at December 31, 2017** | 73 | 68 | 1,259 | 653 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1) | 15 | 12 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 4 | 117 | (19) |
| Net unrealized appreciation (depreciation) of investments | (7) | (7) | (220) | 13 |
| Net increase (decrease) in net assets resulting from operations | (6) | (4) | (88) | 6 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | 2 | 319 | 646 |
| Increase (decrease) in net assets derived from principal transactions | (1) | 2 | 319 | 646 |
| Total increase (decrease) in net assets | (7) | (2) | 231 | 652 |
| **Net assets at December 31, 2018** | $ 66 | $ 66 | $ 1,490 | $ 1,305 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Lazard International Equity Portfolio - Open Shares | ClearBridge Aggressive Growth Fund - Class I | LKCM Aquinas Catholic Equity Fund | Loomis Sayles Small Cap Value Fund - Retail Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 278 | $ 440 | $ 433 | $ 15,278 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (2) | (4) | (143) |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 33 | 43 | 2,378 |
| Net unrealized appreciation (depreciation) of investments | 88 | 33 | 51 | (1,020) |
| Net increase (decrease) in net assets resulting from operations | 96 | 64 | 90 | 1,215 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 528 | 97 | 46 | (1,689) |
| Increase (decrease) in net assets derived from principal transactions | 528 | 97 | 46 | (1,689) |
| Total increase (decrease) in net assets | 624 | 161 | 136 | (474) |
| **Net assets at December 31, 2017** | 902 | 601 | 569 | 14,804 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | (3) | (5) | (127) |
| Total realized gain (loss) on investments and capital gains distributions | 85 | 90 | 22 | 1,515 |
| Net unrealized appreciation (depreciation) of investments | (226) | (113) | (43) | (3,575) |
| Net increase (decrease) in net assets resulting from operations | (133) | (26) | (26) | (2,187) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (33) | (146) | (517) | (2,542) |
| Increase (decrease) in net assets derived from principal transactions | (33) | (146) | (517) | (2,542) |
| Total increase (decrease) in net assets | (166) | (172) | (543) | (4,729) |
| **Net assets at December 31, 2018** | $ 736 | $ 429 | $ 26 | $ 10,075 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Loomis Sayles Limited Term Government and Agency Fund - Class Y | Loomis Sayles Value Fund - Class Y | Lord Abbett Developing Growth Fund - Class A | Lord Abbett Core Fixed Income Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 1,170 | $ 25 | $ 195 | $ 24 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 1 | (1) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (12) | 3 | (29) | — |
| Net unrealized appreciation (depreciation) of investments | 9 | — | 64 | — |
| Net increase (decrease) in net assets resulting from operations | 3 | 4 | 34 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (744) | 1 | (114) | (1) |
| Increase (decrease) in net assets derived from principal transactions | (744) | 1 | (114) | (1) |
| Total increase (decrease) in net assets | (741) | 5 | (80) | — |
| **Net assets at December 31, 2017** | 429 | 30 | 115 | 24 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | — | (1) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | — | 31 | — |
| Net unrealized appreciation (depreciation) of investments | — | — | (24) | — |
| Net increase (decrease) in net assets resulting from operations | 1 | — | 6 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15) | (30) | (13) | (7) |
| Increase (decrease) in net assets derived from principal transactions | (15) | (30) | (13) | (7) |
| Total increase (decrease) in net assets | (14) | (30) | (7) | (6) |
| **Net assets at December 31, 2018** | $ 415 | $ — | $ 108 | $ 18 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Lord Abbett Short Duration Income Fund - Class R4 | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett Small Cap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 2,586 | $ 898 | $ 1,242 | $ 213 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 90 | 1 | (8) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (26) | 51 | (70) | 19 |
| Net unrealized appreciation (depreciation) of investments | (18) | 1 | 131 | 3 |
| Net increase (decrease) in net assets resulting from operations | 46 | 53 | 53 | 21 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,335 | (15) | (314) | (34) |
| Increase (decrease) in net assets derived from principal transactions | 1,335 | (15) | (314) | (34) |
| Total increase (decrease) in net assets | 1,381 | 38 | (261) | (13) |
| **Net assets at December 31, 2017** | 3,967 | 936 | 981 | 200 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 144 | 1 | (8) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (65) | 74 | 98 | 16 |
| Net unrealized appreciation (depreciation) of investments | (61) | (215) | (208) | (37) |
| Net increase (decrease) in net assets resulting from operations | 18 | (140) | (118) | (20) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,959 | (6) | (43) | 24 |
| Increase (decrease) in net assets derived from principal transactions | 1,959 | (6) | (43) | 24 |
| Total increase (decrease) in net assets | 1,977 | (146) | (161) | 4 |
| **Net assets at December 31, 2018** | $ 5,944 | $ 790 | $ 820 | $ 204 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class I |
|---|---:|---:|---:|---:|
| Net assets at January 1, 2017 | $ 96,369 | $ 2 | $ 97 | $ 10,546 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (342) | — | — | 292 |
| Total realized gain (loss) on investments and capital gains distributions | 13,613 | — | 7 | (15) |
| Net unrealized appreciation (depreciation) of investments | (8,151) | — | 14 | 157 |
| Net increase (decrease) in net assets resulting from operations | 5,120 | — | 21 | 434 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17,789) | — | (45) | 5,570 |
| Increase (decrease) in net assets derived from principal transactions | (17,789) | — | (45) | 5,570 |
| Total increase (decrease) in net assets | (12,669) | — | (24) | 6,004 |
| **Net assets at December 31, 2017** | 83,700 | 2 | 73 | 16,550 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (257) | — | — | 501 |
| Total realized gain (loss) on investments and capital gains distributions | 8,420 | — | 7 | (78) |
| Net unrealized appreciation (depreciation) of investments | (19,895) | — | (7) | (335) |
| Net increase (decrease) in net assets resulting from operations | (11,732) | — | — | 88 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,271) | — | 4 | 3,660 |
| Increase (decrease) in net assets derived from principal transactions | (10,271) | — | 4 | 3,660 |
| Total increase (decrease) in net assets | (22,003) | — | 4 | 3,748 |
| **Net assets at December 31, 2018** | $ 61,697 | $ 2 | $ 77 | $ 20,298 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Metropolitan West Total Return Bond Fund - Class M | MFS® New Discovery Fund - Class R3 | MFS® International Value Fund - Class R3 | Neuberger Berman Genesis Fund - Trust Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 17,807 | $ 50 | $ 294 | $ 640 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 193 | (1) | 4 | (6) |
| Total realized gain (loss) on investments and capital gains distributions | (49) | 10 | 16 | 90 |
| Net unrealized appreciation (depreciation) of investments | 253 | 8 | 81 | 6 |
| Net increase (decrease) in net assets resulting from operations | 397 | 17 | 101 | 90 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,938 | 40 | 226 | (415) |
| Increase (decrease) in net assets derived from principal transactions | 2,938 | 40 | 226 | (415) |
| Total increase (decrease) in net assets | 3,335 | 57 | 327 | (325) |
| **Net assets at December 31, 2017** | 21,142 | 107 | 621 | 315 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 347 | (1) | — | (3) |
| Total realized gain (loss) on investments and capital gains distributions | (180) | 28 | 54 | 44 |
| Net unrealized appreciation (depreciation) of investments | (360) | (42) | (125) | (77) |
| Net increase (decrease) in net assets resulting from operations | (193) | (15) | (71) | (36) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 109 | 24 | 97 | 94 |
| Increase (decrease) in net assets derived from principal transactions | 109 | 24 | 97 | 94 |
| Total increase (decrease) in net assets | (84) | 9 | 26 | 58 |
| **Net assets at December 31, 2018** | $ 21,058 | $ 116 | $ 647 | $ 373 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Neuberger Berman Sustainable Equity Fund - Institutional Class | Neuberger Berman Sustainable Equity Fund - Trust Class | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 1,355 | $ 12,306 | $ 1,718 | $ 135,484 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 19 | (71) | (7) | (623) |
| Total realized gain (loss) on investments and capital gains distributions | 143 | 929 | 139 | 14,738 |
| Net unrealized appreciation (depreciation) of investments | 158 | 1,266 | 314 | 25,225 |
| Net increase (decrease) in net assets resulting from operations | 320 | 2,124 | 446 | 39,340 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 774 | (509) | (154) | 14,369 |
| Increase (decrease) in net assets derived from principal transactions | 774 | (509) | (154) | 14,369 |
| Total increase (decrease) in net assets | 1,094 | 1,615 | 292 | 53,709 |
| **Net assets at December 31, 2017** | 2,449 | 13,921 | 2,010 | 189,193 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 20 | (99) | 1 | 242 |
| Total realized gain (loss) on investments and capital gains distributions | 264 | 1,146 | 185 | 20,344 |
| Net unrealized appreciation (depreciation) of investments | (469) | (1,948) | (309) | (33,459) |
| Net increase (decrease) in net assets resulting from operations | (185) | (901) | (123) | (12,873) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 398 | (789) | (175) | 1,228 |
| Increase (decrease) in net assets derived from principal transactions | 398 | (789) | (175) | 1,228 |
| Total increase (decrease) in net assets | 213 | (1,690) | (298) | (11,645) |
| **Net assets at December 31, 2018** | $ 2,662 | $ 12,231 | $ 1,712 | $ 177,548 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | New World Fund® - Class R-4 | Nuveen Global Infrastructure Fund - Class I | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 324 | $ 1,841 | $ 64 | $ 197,196 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 29 | (1) | (1,647) |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 87 | 7 | 10,940 |
| Net unrealized appreciation (depreciation) of investments | 145 | 224 | 9 | 57,411 |
| Net increase (decrease) in net assets resulting from operations | 164 | 340 | 15 | 66,704 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 550 | (56) | (5) | 4,801 |
| Increase (decrease) in net assets derived from principal transactions | 550 | (56) | (5) | 4,801 |
| Total increase (decrease) in net assets | 714 | 284 | 10 | 71,505 |
| **Net assets at December 31, 2017** | 1,038 | 2,125 | 74 | 268,701 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 25 | (1) | (2,000) |
| Total realized gain (loss) on investments and capital gains distributions | 56 | 65 | 7 | 15,699 |
| Net unrealized appreciation (depreciation) of investments | (216) | (266) | (11) | (47,021) |
| Net increase (decrease) in net assets resulting from operations | (153) | (176) | (5) | (33,322) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 210 | (183) | (3) | (18,413) |
| Increase (decrease) in net assets derived from principal transactions | 210 | (183) | (3) | (18,413) |
| Total increase (decrease) in net assets | 57 | (359) | (8) | (51,735) |
| **Net assets at December 31, 2018** | $ 1,095 | $ 1,766 | $ 66 | $ 216,966 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A | Oppenheimer International Growth Fund - Class Y |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 35,494 | $ 38 | $ 163 | $ 255 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 93 | 1 | 5 | — |
| Total realized gain (loss) on investments and capital gains distributions | 450 | (1) | (2) | 2 |
| Net unrealized appreciation (depreciation) of investments | 12,147 | 6 | 11 | 76 |
| Net increase (decrease) in net assets resulting from operations | 12,690 | 6 | 14 | 78 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,156 | 8 | (17) | 141 |
| Increase (decrease) in net assets derived from principal transactions | 3,156 | 8 | (17) | 141 |
| Total increase (decrease) in net assets | 15,846 | 14 | (3) | 219 |
| **Net assets at December 31, 2017** | 51,340 | 52 | 160 | 474 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 43 | — | 6 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 1,526 | — | (4) | 8 |
| Net unrealized appreciation (depreciation) of investments | (7,933) | (6) | (13) | (125) |
| Net increase (decrease) in net assets resulting from operations | (6,364) | (6) | (11) | (116) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,412) | (1) | (14) | 134 |
| Increase (decrease) in net assets derived from principal transactions | (2,412) | (1) | (14) | 134 |
| Total increase (decrease) in net assets | (8,776) | (7) | (25) | 18 |
| **Net assets at December 31, 2018** | $ 42,564 | $ 45 | $ 135 | $ 492 |

*The accompanying notes are an integral part of these financial statements.*

168

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Oppenheimer International Small-Mid Company Fund - Class Y | Oppenheimer Main Street Fund® - Class A | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2017** | $ 365 | $ 182 | $ 64 | $ 27,621 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 3 | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 38 | 47 | 3 | 1,702 |
| Net unrealized appreciation (depreciation) of investments | 111 | (1) | 6 | 1,862 |
| Net increase (decrease) in net assets resulting from operations | 150 | 49 | 9 | 3,563 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 101 | 565 | (7) | (1,672) |
| Increase (decrease) in net assets derived from principal transactions | 101 | 565 | (7) | (1,672) |
| Total increase (decrease) in net assets | 251 | 614 | 2 | 1,891 |
| **Net assets at December 31, 2017** | 616 | 796 | 66 | 29,512 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | — | — | (171) |
| Total realized gain (loss) on investments and capital gains distributions | 119 | 154 | 7 | 3,465 |
| Net unrealized appreciation (depreciation) of investments | (187) | (241) | (13) | (6,431) |
| Net increase (decrease) in net assets resulting from operations | (70) | (87) | (6) | (3,137) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3) | 201 | (7) | (1,597) |
| Increase (decrease) in net assets derived from principal transactions | (3) | 201 | (7) | (1,597) |
| Total increase (decrease) in net assets | (73) | 114 | (13) | (4,734) |
| **Net assets at December 31, 2018** | $ 543 | $ 910 | $ 53 | $ 24,778 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Global Fund/VA | Oppenheimer Global Strategic Income Fund/VA | Parnassus Core Equity Fund[SM] - Investor Shares |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 14 | $ 211 | $ 90 | $ 25,372 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 1 | 159 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 1 | — | 2,048 |
| Net unrealized appreciation (depreciation) of investments | 2 | 73 | 4 | 1,891 |
| Net increase (decrease) in net assets resulting from operations | 4 | 74 | 5 | 4,098 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2) | (2) | — | 1,661 |
| Increase (decrease) in net assets derived from principal transactions | (2) | (2) | — | 1,661 |
| Total increase (decrease) in net assets | 2 | 72 | 5 | 5,759 |
| **Net assets at December 31, 2017** | 16 | 283 | 95 | 31,131 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 4 | 101 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 25 | — | 2,885 |
| Net unrealized appreciation (depreciation) of investments | (3) | (63) | (9) | (3,335) |
| Net increase (decrease) in net assets resulting from operations | (1) | (38) | (5) | (349) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | (14) | — | 1,239 |
| Increase (decrease) in net assets derived from principal transactions | (1) | (14) | — | 1,239 |
| Total increase (decrease) in net assets | (2) | (52) | (5) | 890 |
| **Net assets at December 31, 2018** | $ 14 | $ 231 | $ 90 | $ 32,021 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Pax Balanced Fund - Investor Class | PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 38,128 | $ 1,570 | $ 98,105 | $ 14,268 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (176) | 96 | 1,378 | 125 |
| Total realized gain (loss) on investments and capital gains distributions | 4,673 | (19) | (3,526) | 685 |
| Net unrealized appreciation (depreciation) of investments | (77) | (62) | 4,661 | 1,156 |
| Net increase (decrease) in net assets resulting from operations | 4,420 | 15 | 2,513 | 1,966 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,328) | (179) | (18,928) | (1,046) |
| Increase (decrease) in net assets derived from principal transactions | (2,328) | (179) | (18,928) | (1,046) |
| Total increase (decrease) in net assets | 2,092 | (164) | (16,415) | 920 |
| **Net assets at December 31, 2017** | 40,220 | 1,406 | 81,690 | 15,188 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 383 | 62 | 1,255 | 234 |
| Total realized gain (loss) on investments and capital gains distributions | 702 | (30) | (2,706) | 608 |
| Net unrealized appreciation (depreciation) of investments | (2,983) | (281) | (880) | (2,044) |
| Net increase (decrease) in net assets resulting from operations | (1,898) | (249) | (2,331) | (1,202) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,411) | 205 | (9,279) | (2,090) |
| Increase (decrease) in net assets derived from principal transactions | (2,411) | 205 | (9,279) | (2,090) |
| Total increase (decrease) in net assets | (4,309) | (44) | (11,610) | (3,292) |
| **Net assets at December 31, 2018** | $ 35,911 | $ 1,362 | $ 70,080 | $ 11,896 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 1,175 | $ 992 | $ — | $ 19,606 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 46 | 17 | — | 722 |
| Total realized gain (loss) on investments and capital gains distributions | (35) | (10) | — | (405) |
| Net unrealized appreciation (depreciation) of investments | 66 | 25 | — | 886 |
| Net increase (decrease) in net assets resulting from operations | 77 | 32 | — | 1,203 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (453) | (541) | — | (620) |
| Increase (decrease) in net assets derived from principal transactions | (453) | (541) | — | (620) |
| Total increase (decrease) in net assets | (376) | (509) | — | 583 |
| **Net assets at December 31, 2017** | 799 | 483 | — | 20,189 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 34 | 13 | — | 654 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (1) | — | (669) |
| Net unrealized appreciation (depreciation) of investments | (61) | (26) | — | (672) |
| Net increase (decrease) in net assets resulting from operations | (29) | (14) | — | (687) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (48) | 93 | — | (4,675) |
| Increase (decrease) in net assets derived from principal transactions | (48) | 93 | — | (4,675) |
| Total increase (decrease) in net assets | (77) | 79 | — | (5,362) |
| **Net assets at December 31, 2018** | $ 722 | $ 562 | $ — | $ 14,827 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | PGIM Jennison Utility Fund - Class Z | Columbia Large Cap Value Fund - Advisor Class | Columbia Large Cap Value Fund - Class K | Royce Total Return Fund - K Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 79 | $ 112 | $ 10,001 | $ 2 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 1 | 37 | — |
| Total realized gain (loss) on investments and capital gains distributions | (1) | 23 | 1,058 | — |
| Net unrealized appreciation (depreciation) of investments | 9 | (10) | 533 | — |
| Net increase (decrease) in net assets resulting from operations | 9 | 14 | 1,628 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 17 | (121) | 328 | 1 |
| Increase (decrease) in net assets derived from principal transactions | 17 | (121) | 328 | 1 |
| Total increase (decrease) in net assets | 26 | (107) | 1,956 | 1 |
| **Net assets at December 31, 2017** | 105 | 5 | 11,957 | 3 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 85 | (19) | — |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 661 | 1,315 | — |
| Net unrealized appreciation (depreciation) of investments | (8) | (2,057) | (1,179) | (1) |
| Net increase (decrease) in net assets resulting from operations | 1 | (1,311) | 117 | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 22 | 9,637 | (12,074) | 1 |
| Increase (decrease) in net assets derived from principal transactions | 22 | 9,637 | (12,074) | 1 |
| Total increase (decrease) in net assets | 23 | 8,326 | (11,957) | — |
| **Net assets at December 31, 2018** | $ 128 | $ 8,331 | $ — | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Ave Maria Rising Dividend Fund | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Institutional Large-Cap Growth Fund | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 4,066 | $ 15,154 | $ 12,935 | $ 1,228 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (194) | 56 | — |
| Total realized gain (loss) on investments and capital gains distributions | 359 | 1,406 | 2,166 | 139 |
| Net unrealized appreciation (depreciation) of investments | 287 | 3,104 | 3,551 | (21) |
| Net increase (decrease) in net assets resulting from operations | 651 | 4,316 | 5,773 | 118 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (40) | 3,651 | 6,375 | (233) |
| Increase (decrease) in net assets derived from principal transactions | (40) | 3,651 | 6,375 | (233) |
| Total increase (decrease) in net assets | 611 | 7,967 | 12,148 | (115) |
| **Net assets at December 31, 2017** | 4,677 | 23,121 | 25,083 | 1,113 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | (229) | 79 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 544 | 1,885 | 2,841 | 110 |
| Net unrealized appreciation (depreciation) of investments | (896) | (4,049) | (2,137) | (205) |
| Net increase (decrease) in net assets resulting from operations | (337) | (2,393) | 783 | (96) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 554 | (346) | 4,309 | (229) |
| Increase (decrease) in net assets derived from principal transactions | 554 | (346) | 4,309 | (229) |
| Total increase (decrease) in net assets | 217 | (2,739) | 5,092 | (325) |
| **Net assets at December 31, 2018** | $ 4,894 | $ 20,382 | $ 30,175 | $ 788 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | TCW Total Return Bond Fund - Class N | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 301 | $ 5,929 | $ 510 | $ 27,244 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 94 | 3 | 860 |
| Total realized gain (loss) on investments and capital gains distributions | 25 | (41) | (7) | (247) |
| Net unrealized appreciation (depreciation) of investments | 29 | 61 | 83 | (29) |
| Net increase (decrease) in net assets resulting from operations | 55 | 114 | 79 | 584 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 62 | (37) | (94) | 24 |
| Increase (decrease) in net assets derived from principal transactions | 62 | (37) | (94) | 24 |
| Total increase (decrease) in net assets | 117 | 77 | (15) | 608 |
| **Net assets at December 31, 2017** | 418 | 6,006 | 495 | 27,852 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 139 | 8 | 1,586 |
| Total realized gain (loss) on investments and capital gains distributions | 37 | (83) | 3 | (786) |
| Net unrealized appreciation (depreciation) of investments | (84) | (87) | (89) | (546) |
| Net increase (decrease) in net assets resulting from operations | (46) | (31) | (78) | 254 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 27 | 208 | 6 | (3,605) |
| Increase (decrease) in net assets derived from principal transactions | 27 | 208 | 6 | (3,605) |
| Total increase (decrease) in net assets | (19) | 177 | (72) | (3,351) |
| **Net assets at December 31, 2018** | $ 399 | $ 6,183 | $ 423 | $ 24,501 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Class A | Third Avenue Real Estate Value Fund - Institutional Class | Thornburg International Value Fund - Class R4 | Touchstone Value Fund - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 129,353 | $ 32 | $ 3 | $ 6,257 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,019 | — | — | 168 |
| Total realized gain (loss) on investments and capital gains distributions | (1,400) | 7 | — | 738 |
| Net unrealized appreciation (depreciation) of investments | 244 | 3 | — | 237 |
| Net increase (decrease) in net assets resulting from operations | 1,863 | 10 | — | 1,143 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,190) | 36 | — | 2,977 |
| Increase (decrease) in net assets derived from principal transactions | (4,190) | 36 | — | 2,977 |
| Total increase (decrease) in net assets | (2,327) | 46 | — | 4,120 |
| **Net assets at December 31, 2017** | 127,026 | 78 | 3 | 10,377 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6,487 | — | — | 232 |
| Total realized gain (loss) on investments and capital gains distributions | (2,529) | 2 | — | 1,483 |
| Net unrealized appreciation (depreciation) of investments | (3,571) | (15) | (1) | (2,460) |
| Net increase (decrease) in net assets resulting from operations | 387 | (13) | (1) | (745) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9,081) | (23) | — | 2,390 |
| Increase (decrease) in net assets derived from principal transactions | (9,081) | (23) | — | 2,390 |
| Total increase (decrease) in net assets | (8,694) | (36) | (1) | 1,645 |
| **Net assets at December 31, 2018** | $ 118,332 | $ 42 | $ 2 | $ 12,022 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | USAA Precious Metals and Minerals Fund - Adviser Shares | Vanguard® Total Bond Market Index Fund - Investor Shares | Vanguard® Total International Stock Index Fund - Investor Shares | Diversified Value Portfolio |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 14,039 | $ — | $ — | $ 103 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (146) | — | — | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 1,046 | — | — | 10 |
| Net unrealized appreciation (depreciation) of investments | 160 | — | — | 1 |
| Net increase (decrease) in net assets resulting from operations | 1,060 | — | — | 13 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,778) | — | — | 4 |
| Increase (decrease) in net assets derived from principal transactions | (1,778) | — | — | 4 |
| Total increase (decrease) in net assets | (718) | — | — | 17 |
| **Net assets at December 31, 2017** | 13,321 | — | — | 120 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (129) | — | — | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (1,637) | — | — | 6 |
| Net unrealized appreciation (depreciation) of investments | 213 | — | — | (20) |
| Net increase (decrease) in net assets resulting from operations | (1,553) | — | — | (12) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,507 | — | — | 4 |
| Increase (decrease) in net assets derived from principal transactions | 1,507 | — | — | 4 |
| Total increase (decrease) in net assets | (46) | — | — | (8) |
| **Net assets at December 31, 2018** | $ 13,275 | $ — | $ — | $ 112 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Victory Integrity Small-Cap Value Fund - Class Y | Victory Sycamore Established Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 199 | $ 33 | $ 115 | $ 1,674 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | — | (2) | (13) |
| Total realized gain (loss) on investments and capital gains distributions | 16 | 2 | 27 | 97 |
| Net unrealized appreciation (depreciation) of investments | 11 | 6 | 3 | 280 |
| Net increase (decrease) in net assets resulting from operations | 30 | 8 | 28 | 364 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (41) | 5 | 189 | 1,487 |
| Increase (decrease) in net assets derived from principal transactions | (41) | 5 | 189 | 1,487 |
| Total increase (decrease) in net assets | (11) | 13 | 217 | 1,851 |
| **Net assets at December 31, 2017** | 188 | 46 | 332 | 3,525 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (1) | (1) | (9) |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 5 | 57 | 401 |
| Net unrealized appreciation (depreciation) of investments | (28) | (10) | (151) | (948) |
| Net increase (decrease) in net assets resulting from operations | (13) | (6) | (95) | (556) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6) | 7 | 198 | 1,330 |
| Increase (decrease) in net assets derived from principal transactions | (6) | 7 | 198 | 1,330 |
| Total increase (decrease) in net assets | (19) | 1 | 103 | 774 |
| **Net assets at December 31, 2018** | $ 169 | $ 47 | $ 435 | $ 4,299 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Victory Sycamore Small Company Opportunity Fund - Class R | Voya Balanced Portfolio - Class I | Voya Large-Cap Growth Fund - Class A | Voya Large Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $          38 | $     250,957 | $          158 | $          60 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 3,760 | (2) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 4,327 | 14 | 12 |
| Net unrealized appreciation (depreciation) of investments | 2 | 23,883 | 36 | — |
| Net increase (decrease) in net assets resulting from operations | 5 | 31,970 | 48 | 13 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10 | (30,163) | 30 | 58 |
| Increase (decrease) in net assets derived from principal transactions | 10 | (30,163) | 30 | 58 |
| Total increase (decrease) in net assets | 15 | 1,807 | 78 | 71 |
| **Net assets at December 31, 2017** | 53 | 252,764 | 236 | 131 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 2,739 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 23,352 | 44 | 9 |
| Net unrealized appreciation (depreciation) of investments | (9) | (44,041) | (40) | (16) |
| Net increase (decrease) in net assets resulting from operations | (1) | (17,950) | 4 | (7) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (44) | (26,130) | (240) | (64) |
| Increase (decrease) in net assets derived from principal transactions | (44) | (26,130) | (240) | (64) |
| Total increase (decrease) in net assets | (45) | (44,080) | (236) | (71) |
| **Net assets at December 31, 2018** | $           8 | $     208,684 | $          — | $          60 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Real Estate Fund - Class A | Voya Floating Rate Fund - Class A | Voya GNMA Income Fund - Class A | Voya Intermediate Bond Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 841 | $ 149 | $ 3,178 | $ 743 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 18 | 11 | 48 | 18 |
| Total realized gain (loss) on investments and capital gains distributions | 136 | — | (56) | — |
| Net unrealized appreciation (depreciation) of investments | (121) | (5) | 31 | 12 |
| Net increase (decrease) in net assets resulting from operations | 33 | 6 | 23 | 30 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (119) | 620 | (220) | 42 |
| Increase (decrease) in net assets derived from principal transactions | (119) | 620 | (220) | 42 |
| Total increase (decrease) in net assets | (86) | 626 | (197) | 72 |
| **Net assets at December 31, 2017** | 755 | 775 | 2,981 | 815 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | 52 | 41 | 20 |
| Total realized gain (loss) on investments and capital gains distributions | 121 | (5) | (58) | (3) |
| Net unrealized appreciation (depreciation) of investments | (204) | (102) | 11 | (25) |
| Net increase (decrease) in net assets resulting from operations | (67) | (55) | (6) | (8) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10) | 1,598 | (436) | 29 |
| Increase (decrease) in net assets derived from principal transactions | (10) | 1,598 | (436) | 29 |
| Total increase (decrease) in net assets | (77) | 1,543 | (442) | 21 |
| **Net assets at December 31, 2018** | $ 678 | $ 2,318 | $ 2,539 | $ 836 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Voya Intermediate Bond Portfolio - Class I | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives® Portfolio - Class I | Voya High Yield Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 463,454 | $ 2,631 | $ 5,274 | $ 39 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11,353 | 74 | 35 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 5,011 | (3) | 274 | — |
| Net unrealized appreciation (depreciation) of investments | 2,122 | 44 | 161 | — |
| Net increase (decrease) in net assets resulting from operations | 18,486 | 115 | 470 | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (25,955) | (119) | (3,356) | (3) |
| Increase (decrease) in net assets derived from principal transactions | (25,955) | (119) | (3,356) | (3) |
| Total increase (decrease) in net assets | (7,469) | (4) | (2,886) | — |
| **Net assets at December 31, 2017** | 455,985 | 2,627 | 2,388 | 39 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11,843 | 73 | 43 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 1,784 | (25) | 72 | (1) |
| Net unrealized appreciation (depreciation) of investments | (20,378) | (82) | (303) | (3) |
| Net increase (decrease) in net assets resulting from operations | (6,751) | (34) | (188) | (2) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (44,780) | (490) | (256) | 4 |
| Increase (decrease) in net assets derived from principal transactions | (44,780) | (490) | (256) | 4 |
| Total increase (decrease) in net assets | (51,531) | (524) | (444) | 2 |
| **Net assets at December 31, 2018** | $ 404,454 | $ 2,103 | $ 1,944 | $ 41 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya High Yield Portfolio - Institutional Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 31,164 | $ 21,510 | $ 121 | $ 430,272 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,315 | 1,276 | — | (1,209) |
| Total realized gain (loss) on investments and capital gains distributions | (318) | (274) | 13 | 44,854 |
| Net unrealized appreciation (depreciation) of investments | 4 | 110 | 20 | 76,907 |
| Net increase (decrease) in net assets resulting from operations | 2,001 | 1,112 | 33 | 120,552 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,242 | (864) | (11) | (15,088) |
| Increase (decrease) in net assets derived from principal transactions | 6,242 | (864) | (11) | (15,088) |
| Total increase (decrease) in net assets | 8,243 | 248 | 22 | 105,464 |
| **Net assets at December 31, 2017** | 39,407 | 21,758 | 143 | 535,736 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,005 | 990 | — | (1,336) |
| Total realized gain (loss) on investments and capital gains distributions | (617) | (325) | 20 | 89,433 |
| Net unrealized appreciation (depreciation) of investments | (2,709) | (1,539) | (18) | (97,421) |
| Net increase (decrease) in net assets resulting from operations | (1,321) | (874) | 2 | (9,324) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,768) | (1,003) | (67) | (42,826) |
| Increase (decrease) in net assets derived from principal transactions | (2,768) | (1,003) | (67) | (42,826) |
| Total increase (decrease) in net assets | (4,089) | (1,877) | (65) | (52,150) |
| **Net assets at December 31, 2018** | $ 35,318 | $ 19,881 | $ 78 | $ 483,586 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Voya Large Cap Growth Portfolio - Service Class | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Institutional Class | Voya Large Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 6,892 | $ 21 | $ 328,460 | $ 1,668 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | — | 4,912 | 27 |
| Total realized gain (loss) on investments and capital gains distributions | 662 | — | 13,360 | 8 |
| Net unrealized appreciation (depreciation) of investments | 1,601 | 2 | 20,678 | 162 |
| Net increase (decrease) in net assets resulting from operations | 2,265 | 2 | 38,950 | 197 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,645 | (2) | (31,558) | (173) |
| Increase (decrease) in net assets derived from principal transactions | 2,645 | (2) | (31,558) | (173) |
| Total increase (decrease) in net assets | 4,910 | — | 7,392 | 24 |
| Net assets at December 31, 2017 | 11,802 | 21 | 335,852 | 1,692 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | — | 3,046 | 16 |
| Total realized gain (loss) on investments and capital gains distributions | 1,948 | 3 | 49,749 | 163 |
| Net unrealized appreciation (depreciation) of investments | (2,247) | (4) | (78,500) | (299) |
| Net increase (decrease) in net assets resulting from operations | (293) | (1) | (25,705) | (120) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,185 | (5) | (42,287) | (331) |
| Increase (decrease) in net assets derived from principal transactions | 1,185 | (5) | (42,287) | (331) |
| Total increase (decrease) in net assets | 892 | (6) | (67,992) | (451) |
| Net assets at December 31, 2018 | $ 12,694 | $ 15 | $ 267,860 | $ 1,241 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Limited Maturity Bond Portfolio - Adviser Class | Voya Multi-Manager Large Cap Core Portfolio - Institutional Class | Voya Multi-Manager Large Cap Core Portfolio - Service Class | Voya U.S. Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 10 | $ 13,095 | $ 387 | $ 20,177 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 16 | (1) | 345 |
| Total realized gain (loss) on investments and capital gains distributions | — | 1,587 | 49 | 1,312 |
| Net unrealized appreciation (depreciation) of investments | — | 847 | 28 | 3,094 |
| Net increase (decrease) in net assets resulting from operations | — | 2,450 | 76 | 4,751 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | (2,439) | (29) | 4,501 |
| Increase (decrease) in net assets derived from principal transactions | 1 | (2,439) | (29) | 4,501 |
| Total increase (decrease) in net assets | 1 | 11 | 47 | 9,252 |
| **Net assets at December 31, 2017** | 11 | 13,106 | 434 | 29,429 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 234 | 7 | 369 |
| Total realized gain (loss) on investments and capital gains distributions | — | 1,961 | 87 | 2,006 |
| Net unrealized appreciation (depreciation) of investments | — | (1,518) | (72) | (3,913) |
| Net increase (decrease) in net assets resulting from operations | — | 677 | 22 | (1,538) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4 | (13,783) | (456) | 388 |
| Increase (decrease) in net assets derived from principal transactions | 4 | (13,783) | (456) | 388 |
| Total increase (decrease) in net assets | 4 | (13,106) | (434) | (1,150) |
| **Net assets at December 31, 2018** | $ 15 | $ — | $ — | $ 28,279 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 48 | $ 38 | $ 84,613 | $ 90 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 1 | 2,406 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (1) | 3,517 | 8 |
| Net unrealized appreciation (depreciation) of investments | 3 | 3 | 1,779 | (6) |
| Net increase (decrease) in net assets resulting from operations | 1 | 3 | 7,702 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17) | (35) | (10,898) | (52) |
| Increase (decrease) in net assets derived from principal transactions | (17) | (35) | (10,898) | (52) |
| Total increase (decrease) in net assets | (16) | (32) | (3,196) | (48) |
| **Net assets at December 31, 2017** | 32 | 6 | 81,417 | 42 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 3,309 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | — | — | 2,312 | 4 |
| Net unrealized appreciation (depreciation) of investments | (1) | — | (12,593) | (8) |
| Net increase (decrease) in net assets resulting from operations | (1) | — | (6,972) | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (11) | (6) | (10,102) | (4) |
| Increase (decrease) in net assets derived from principal transactions | (11) | (6) | (10,102) | (4) |
| Total increase (decrease) in net assets | (12) | (6) | (17,074) | (7) |
| **Net assets at December 31, 2018** | $ 20 | $ — | $ 64,343 | $ 35 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | VY® Clarion Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Service Class | VY® Invesco Growth and Income Portfolio - Institutional Class | VY® Invesco Growth and Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 2,120 | $ 61,308 | $ 26,466 | $ 28,398 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 27 | 678 | 539 | 349 |
| Total realized gain (loss) on investments and capital gains distributions | 177 | 5,102 | 1,303 | 2,370 |
| Net unrealized appreciation (depreciation) of investments | (119) | (3,432) | 2,001 | 1,100 |
| Net increase (decrease) in net assets resulting from operations | 85 | 2,348 | 3,843 | 3,819 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (385) | (10,464) | 2,595 | 1,057 |
| Increase (decrease) in net assets derived from principal transactions | (385) | (10,464) | 2,595 | 1,057 |
| Total increase (decrease) in net assets | (300) | (8,116) | 6,438 | 4,876 |
| **Net assets at December 31, 2017** | 1,820 | 53,192 | 32,904 | 33,274 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 32 | 778 | 383 | 146 |
| Total realized gain (loss) on investments and capital gains distributions | 250 | 8,168 | 2,695 | 3,731 |
| Net unrealized appreciation (depreciation) of investments | (422) | (12,959) | (7,467) | (8,262) |
| Net increase (decrease) in net assets resulting from operations | (140) | (4,013) | (4,389) | (4,385) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (261) | (11,436) | (1,187) | (2,816) |
| Increase (decrease) in net assets derived from principal transactions | (261) | (11,436) | (1,187) | (2,816) |
| Total increase (decrease) in net assets | (401) | (15,449) | (5,576) | (7,201) |
| **Net assets at December 31, 2018** | $ 1,419 | $ 37,743 | $ 27,328 | $ 26,073 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 266 | $ 19,344 | $ 17,732 | $ 28 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (95) | (127) | — |
| Total realized gain (loss) on investments and capital gains distributions | 2 | (1,871) | (345) | 2 |
| Net unrealized appreciation (depreciation) of investments | 92 | 7,958 | 8,181 | 3 |
| Net increase (decrease) in net assets resulting from operations | 94 | 5,992 | 7,709 | 5 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (158) | (9,258) | 3,115 | 13 |
| Increase (decrease) in net assets derived from principal transactions | (158) | (9,258) | 3,115 | 13 |
| Total increase (decrease) in net assets | (64) | (3,266) | 10,824 | 18 |
| **Net assets at December 31, 2017** | 202 | 16,078 | 28,556 | 46 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (45) | (115) | — |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 161 | 115 | 8 |
| Net unrealized appreciation (depreciation) of investments | (35) | (2,799) | (5,020) | (11) |
| Net increase (decrease) in net assets resulting from operations | (33) | (2,683) | (5,020) | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (18) | (2,040) | (3,147) | (19) |
| Increase (decrease) in net assets derived from principal transactions | (18) | (2,040) | (3,147) | (19) |
| Total increase (decrease) in net assets | (51) | (4,723) | (8,167) | (22) |
| **Net assets at December 31, 2018** | $ 151 | $ 11,355 | $ 20,389 | $ 24 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
#### *(Dollars in thousands)*

| | VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 38,416 | $ 27,747 | $ 52 | $ 450 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 105 | (152) | 1 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 2,945 | 2,166 | 5 | 23 |
| Net unrealized appreciation (depreciation) of investments | 2,947 | 2,142 | 8 | 37 |
| Net increase (decrease) in net assets resulting from operations | 5,997 | 4,156 | 14 | 63 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 844 | 2,070 | (27) | (34) |
| Increase (decrease) in net assets derived from principal transactions | 844 | 2,070 | (27) | (34) |
| Total increase (decrease) in net assets | 6,841 | 6,226 | (13) | 29 |
| **Net assets at December 31, 2017** | 45,257 | 33,973 | 39 | 479 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 76 | (228) | — | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 6,129 | 4,803 | 3 | 28 |
| Net unrealized appreciation (depreciation) of investments | (11,443) | (8,700) | (2) | (27) |
| Net increase (decrease) in net assets resulting from operations | (5,238) | (4,125) | 1 | 5 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,696 | 649 | (40) | (186) |
| Increase (decrease) in net assets derived from principal transactions | 1,696 | 649 | (40) | (186) |
| Total increase (decrease) in net assets | (3,542) | (3,476) | (39) | (181) |
| **Net assets at December 31, 2018** | $ 41,715 | $ 30,497 | $ — | $ 298 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 266,487 | $ 710,826 | $ 1,281 | $ 101,935 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,152 | 2,390 | 16 | 1,323 |
| Total realized gain (loss) on investments and capital gains distributions | 15,766 | 54,550 | 156 | 12,299 |
| Net unrealized appreciation (depreciation) of investments | 21,542 | 43,710 | 11 | 1,204 |
| Net increase (decrease) in net assets resulting from operations | 40,460 | 100,650 | 183 | 14,826 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,445 | 16,157 | (339) | (9,779) |
| Increase (decrease) in net assets derived from principal transactions | 9,445 | 16,157 | (339) | (9,779) |
| Total increase (decrease) in net assets | 49,905 | 116,807 | (156) | 5,047 |
| **Net assets at December 31, 2017** | 316,392 | 827,633 | 1,125 | 106,982 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6,645 | 10,055 | 13 | 1,337 |
| Total realized gain (loss) on investments and capital gains distributions | 25,957 | 77,286 | 136 | 17,667 |
| Net unrealized appreciation (depreciation) of investments | (32,110) | (90,426) | (237) | (29,042) |
| Net increase (decrease) in net assets resulting from operations | 492 | (3,085) | (88) | (10,038) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,685 | (18,329) | (234) | (6,775) |
| Increase (decrease) in net assets derived from principal transactions | 9,685 | (18,329) | (234) | (6,775) |
| Total increase (decrease) in net assets | 10,177 | (21,414) | (322) | (16,813) |
| **Net assets at December 31, 2018** | $ 326,569 | $ 806,219 | $ 803 | $ 90,169 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® T. Rowe Price International Stock Portfolio - Adviser Class | VY® T. Rowe Price International Stock Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Institutional Class | VY® Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 89 | $ 6,961 | $ 713 | $ 4,876 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 12 | 8 | 32 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 387 | (48) | (266) |
| Net unrealized appreciation (depreciation) of investments | 17 | 1,457 | 163 | 1,102 |
| Net increase (decrease) in net assets resulting from operations | 23 | 1,856 | 123 | 868 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (14) | 153 | (132) | (54) |
| Increase (decrease) in net assets derived from principal transactions | (14) | 153 | (132) | (54) |
| Total increase (decrease) in net assets | 9 | 2,009 | (9) | 814 |
| **Net assets at December 31, 2017** | 98 | 8,970 | 704 | 5,690 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 61 | 14 | 86 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 476 | (6) | (376) |
| Net unrealized appreciation (depreciation) of investments | (17) | (1,815) | (100) | (502) |
| Net increase (decrease) in net assets resulting from operations | (15) | (1,278) | (92) | (792) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 8 | (735) | (92) | (848) |
| Increase (decrease) in net assets derived from principal transactions | 8 | (735) | (92) | (848) |
| Total increase (decrease) in net assets | (7) | (2,013) | (184) | (1,640) |
| **Net assets at December 31, 2018** | $ 91 | $ 6,957 | $ 520 | $ 4,050 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Voya Government Money Market Portfolio - Class I | Voya Global Real Estate Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class I |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 228,794 | $ 162 | $ 294 | $ 28 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (206) | 2 | 1 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 48 | 11 | 22 | 38 |
| Net unrealized appreciation (depreciation) of investments | — | (5) | 75 | 86 |
| Net increase (decrease) in net assets resulting from operations | (158) | 8 | 98 | 137 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9,484) | (116) | (4) | 1,378 |
| Increase (decrease) in net assets derived from principal transactions | (9,484) | (116) | (4) | 1,378 |
| Total increase (decrease) in net assets | (9,642) | (108) | 94 | 1,515 |
| **Net assets at December 31, 2017** | 219,152 | 54 | 388 | 1,543 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,913 | 2 | 2 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 37 | 6 | 57 | 164 |
| Net unrealized appreciation (depreciation) of investments | — | (13) | (134) | (610) |
| Net increase (decrease) in net assets resulting from operations | 1,950 | (5) | (75) | (441) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 16,473 | 2 | (53) | 300 |
| Increase (decrease) in net assets derived from principal transactions | 16,473 | 2 | (53) | 300 |
| Total increase (decrease) in net assets | 18,423 | (3) | (128) | (141) |
| **Net assets at December 31, 2018** | $ 237,575 | $ 51 | $ 260 | $ 1,402 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Initial Class | Voya Global Bond Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 285 | $ 76,457 | $ 704 | $ 8,027 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 1,264 | 11 | 78 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (794) | (13) | 59 |
| Net unrealized appreciation (depreciation) of investments | 24 | 5,879 | 53 | 1,118 |
| Net increase (decrease) in net assets resulting from operations | 25 | 6,349 | 51 | 1,255 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (43) | (6,028) | (196) | 1,691 |
| Increase (decrease) in net assets derived from principal transactions | (43) | (6,028) | (196) | 1,691 |
| Total increase (decrease) in net assets | (18) | 321 | (145) | 2,946 |
| **Net assets at December 31, 2017** | 267 | 76,778 | 559 | 10,973 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 2,107 | 11 | 86 |
| Total realized gain (loss) on investments and capital gains distributions | — | (1,255) | 9 | 51 |
| Net unrealized appreciation (depreciation) of investments | (16) | (3,076) | (31) | (778) |
| Net increase (decrease) in net assets resulting from operations | (8) | (2,224) | (11) | (641) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 16 | (4,080) | (192) | 737 |
| Increase (decrease) in net assets derived from principal transactions | 16 | (4,080) | (192) | 737 |
| Total increase (decrease) in net assets | 8 | (6,304) | (203) | 96 |
| **Net assets at December 31, 2018** | $ 275 | $ 70,474 | $ 356 | $ 11,069 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Voya Index Solution 2025 Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Service 2 Class | Voya Index Solution 2035 Portfolio - Initial Class | Voya Index Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 2,415 | $ 4,345 | $ 9,330 | $ 3,721 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | 34 | 74 | 35 |
| Total realized gain (loss) on investments and capital gains distributions | 24 | 120 | 145 | 95 |
| Net unrealized appreciation (depreciation) of investments | 383 | 403 | 1,589 | 652 |
| Net increase (decrease) in net assets resulting from operations | 432 | 557 | 1,808 | 782 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,471 | (566) | 1,587 | 1,303 |
| Increase (decrease) in net assets derived from principal transactions | 1,471 | (566) | 1,587 | 1,303 |
| Total increase (decrease) in net assets | 1,903 | (9) | 3,395 | 2,085 |
| **Net assets at December 31, 2017** | 4,318 | 4,336 | 12,725 | 5,806 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 30 | 15 | 72 | 30 |
| Total realized gain (loss) on investments and capital gains distributions | 98 | (9) | 246 | 125 |
| Net unrealized appreciation (depreciation) of investments | (409) | (171) | (1,574) | (657) |
| Net increase (decrease) in net assets resulting from operations | (281) | (165) | (1,256) | (502) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 281 | (1,644) | 3,434 | 819 |
| Increase (decrease) in net assets derived from principal transactions | 281 | (1,644) | 3,434 | 819 |
| Total increase (decrease) in net assets | — | (1,809) | 2,178 | 317 |
| **Net assets at December 31, 2018** | $ 4,318 | $ 2,527 | $ 14,903 | $ 6,123 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Index Solution 2035 Portfolio - Service 2 Class | Voya Index Solution 2045 Portfolio - Initial Class | Voya Index Solution 2045 Portfolio - Service Class | Voya Index Solution 2045 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 2,640 | $ 9,650 | $ 1,755 | $ 2,669 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | 62 | 14 | 16 |
| Total realized gain (loss) on investments and capital gains distributions | (8) | 240 | 65 | 38 |
| Net unrealized appreciation (depreciation) of investments | 386 | 1,769 | 359 | 396 |
| Net increase (decrease) in net assets resulting from operations | 394 | 2,071 | 438 | 450 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (661) | 2,296 | 961 | (336) |
| Increase (decrease) in net assets derived from principal transactions | (661) | 2,296 | 961 | (336) |
| Total increase (decrease) in net assets | (267) | 4,367 | 1,399 | 114 |
| **Net assets at December 31, 2017** | 2,373 | 14,017 | 3,154 | 2,783 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 47 | 13 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 59 | 207 | 94 | 86 |
| Net unrealized appreciation (depreciation) of investments | (196) | (1,580) | (477) | (280) |
| Net increase (decrease) in net assets resulting from operations | (131) | (1,326) | (370) | (187) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (728) | 1,300 | 869 | (740) |
| Increase (decrease) in net assets derived from principal transactions | (728) | 1,300 | 869 | (740) |
| Total increase (decrease) in net assets | (859) | (26) | 499 | (927) |
| **Net assets at December 31, 2018** | $ 1,514 | $ 13,991 | $ 3,653 | $ 1,856 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Voya Index Solution 2055 Portfolio - Initial Class | Voya Index Solution 2055 Portfolio - Service Class | Voya Index Solution 2055 Portfolio - Service 2 Class | Voya Index Solution Income Portfolio - Initial Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 2,292 | $ 1,009 | $ 831 | $ 3,658 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 4 | 8 | 42 |
| Total realized gain (loss) on investments and capital gains distributions | 63 | 26 | 21 | 31 |
| Net unrealized appreciation (depreciation) of investments | 491 | 214 | 169 | 249 |
| Net increase (decrease) in net assets resulting from operations | 569 | 244 | 198 | 322 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,208 | 785 | 267 | 553 |
| Increase (decrease) in net assets derived from principal transactions | 1,208 | 785 | 267 | 553 |
| Total increase (decrease) in net assets | 1,777 | 1,029 | 465 | 875 |
| **Net assets at December 31, 2017** | 4,069 | 2,038 | 1,296 | 4,533 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 2 | 4 | 41 |
| Total realized gain (loss) on investments and capital gains distributions | 181 | 73 | 54 | 137 |
| Net unrealized appreciation (depreciation) of investments | (696) | (309) | (175) | (333) |
| Net increase (decrease) in net assets resulting from operations | (500) | (234) | (117) | (155) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,634 | 431 | (27) | (646) |
| Increase (decrease) in net assets derived from principal transactions | 1,634 | 431 | (27) | (646) |
| Total increase (decrease) in net assets | 1,134 | 197 | (144) | (801) |
| **Net assets at December 31, 2018** | $ 5,203 | $ 2,235 | $ 1,152 | $ 3,732 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Index Solution Income Portfolio - Service Class | Voya Index Solution Income Portfolio - Service 2 Class | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 895 | $ 1,145 | $ 437 | $ 2,609 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | 11 | 6 | 114 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 11 | 13 | 42 |
| Net unrealized appreciation (depreciation) of investments | 57 | 68 | 44 | 658 |
| Net increase (decrease) in net assets resulting from operations | 75 | 90 | 63 | 814 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20 | 10 | 1 | 5,294 |
| Increase (decrease) in net assets derived from principal transactions | 20 | 10 | 1 | 5,294 |
| Total increase (decrease) in net assets | 95 | 100 | 64 | 6,108 |
| **Net assets at December 31, 2017** | 990 | 1,245 | 501 | 8,717 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 8 | 7 | 129 |
| Total realized gain (loss) on investments and capital gains distributions | 26 | 39 | 18 | 342 |
| Net unrealized appreciation (depreciation) of investments | (78) | (92) | (55) | (1,034) |
| Net increase (decrease) in net assets resulting from operations | (37) | (45) | (30) | (563) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5) | (220) | (14) | 412 |
| Increase (decrease) in net assets derived from principal transactions | (5) | (220) | (14) | 412 |
| Total increase (decrease) in net assets | (42) | (265) | (44) | (151) |
| **Net assets at December 31, 2018** | $ 948 | $ 980 | $ 457 | $ 8,566 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2025 Portfolio - Service 2 Class | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 135,518 | $ 11,067 | $ 386 | $ 3,095 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,451 | 108 | 5 | 72 |
| Total realized gain (loss) on investments and capital gains distributions | 6,184 | (216) | 11 | 77 |
| Net unrealized appreciation (depreciation) of investments | 10,895 | 1,533 | 57 | 735 |
| Net increase (decrease) in net assets resulting from operations | 18,530 | 1,425 | 73 | 884 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8,231) | (3,828) | 1 | 2,899 |
| Increase (decrease) in net assets derived from principal transactions | (8,231) | (3,828) | 1 | 2,899 |
| Total increase (decrease) in net assets | 10,299 | (2,403) | 74 | 3,783 |
| **Net assets at December 31, 2017** | 145,817 | 8,664 | 460 | 6,878 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,512 | 86 | 5 | 95 |
| Total realized gain (loss) on investments and capital gains distributions | 5,551 | 132 | 21 | 239 |
| Net unrealized appreciation (depreciation) of investments | (15,931) | (759) | (66) | (1,062) |
| Net increase (decrease) in net assets resulting from operations | (8,868) | (541) | (40) | (728) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12,875) | (269) | (19) | 1,536 |
| Increase (decrease) in net assets derived from principal transactions | (12,875) | (269) | (19) | 1,536 |
| Total increase (decrease) in net assets | (21,743) | (810) | (59) | 808 |
| **Net assets at December 31, 2018** | $ 124,074 | $ 7,854 | $ 401 | $ 7,686 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2035 Portfolio - Service 2 Class | Voya Solution 2045 Portfolio - Adviser Class | Voya Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 136,495 | $ 13,278 | $ 33 | $ 2,351 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,021 | 97 | — | 39 |
| Total realized gain (loss) on investments and capital gains distributions | 5,829 | 516 | (1) | 169 |
| Net unrealized appreciation (depreciation) of investments | 17,394 | 1,643 | 7 | 622 |
| Net increase (decrease) in net assets resulting from operations | 24,244 | 2,256 | 6 | 830 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,122) | (3,195) | (10) | 3,152 |
| Increase (decrease) in net assets derived from principal transactions | (4,122) | (3,195) | (10) | 3,152 |
| Total increase (decrease) in net assets | 20,122 | (939) | (4) | 3,982 |
| **Net assets at December 31, 2017** | 156,617 | 12,339 | 29 | 6,333 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,291 | 117 | — | 67 |
| Total realized gain (loss) on investments and capital gains distributions | 7,987 | 342 | 1 | 482 |
| Net unrealized appreciation (depreciation) of investments | (22,808) | (1,547) | (4) | (1,269) |
| Net increase (decrease) in net assets resulting from operations | (13,530) | (1,088) | (3) | (720) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8,979) | (87) | (11) | 583 |
| Increase (decrease) in net assets derived from principal transactions | (8,979) | (87) | (11) | 583 |
| Total increase (decrease) in net assets | (22,509) | (1,175) | (14) | (137) |
| **Net assets at December 31, 2018** | $ 134,108 | $ 11,164 | $ 15 | $ 6,196 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

|  | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2045 Portfolio - Service 2 Class | Voya Solution 2055 Portfolio - Initial Class | Voya Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 102,771 | $ 7,798 | $ 1,073 | $ 18,451 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 301 | 26 | 9 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 4,537 | (272) | 91 | 351 |
| Net unrealized appreciation (depreciation) of investments | 15,519 | 1,724 | 194 | 3,644 |
| Net increase (decrease) in net assets resulting from operations | 20,357 | 1,478 | 294 | 4,029 |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (983) | (3,544) | 672 | 2,884 |
| Increase (decrease) in net assets derived from principal transactions | (983) | (3,544) | 672 | 2,884 |
| Total increase (decrease) in net assets | 19,374 | (2,066) | 966 | 6,913 |
| **Net assets at December 31, 2017** | 122,145 | 5,732 | 2,039 | 25,364 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 578 | 31 | 18 | 79 |
| Total realized gain (loss) on investments and capital gains distributions | 7,377 | 270 | 138 | 860 |
| Net unrealized appreciation (depreciation) of investments | (19,754) | (939) | (430) | (3,751) |
| Net increase (decrease) in net assets resulting from operations | (11,799) | (638) | (274) | (2,812) |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (15,398) | 85 | 515 | (124) |
| Increase (decrease) in net assets derived from principal transactions | (15,398) | 85 | 515 | (124) |
| Total increase (decrease) in net assets | (27,197) | (553) | 241 | (2,936) |
| **Net assets at December 31, 2018** | $ 94,948 | $ 5,179 | $ 2,280 | $ 22,428 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
#### (Dollars in thousands)

| | Voya Solution 2055 Portfolio - Service 2 Class | Voya Solution Balanced Portfolio - Service Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 1,438 | $ 4,837 | $ 1,009 | $ 6,602 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 26 | 15 | 176 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 52 | 56 | 15 | 20 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 253 | 620 | 49 | 485 |
| Net increase (decrease) in net assets resulting from | | | | |
| operations | 307 | 702 | 79 | 681 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (316) | 875 | (252) | 1,467 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (316) | 875 | (252) | 1,467 |
| Total increase (decrease) in net assets | (9) | 1,577 | (173) | 2,148 |
| **Net assets at December 31, 2017** | 1,429 | 6,414 | 836 | 8,750 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 41 | 15 | 191 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 88 | 61 | 22 | 268 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (289) | (547) | (66) | (732) |
| Net increase (decrease) in net assets resulting from | | | | |
| operations | (195) | (445) | (29) | (273) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 347 | (920) | (22) | (573) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 347 | (920) | (22) | (573) |
| Total increase (decrease) in net assets | 152 | (1,365) | (51) | (846) |
| **Net assets at December 31, 2018** | $ 1,581 | $ 5,049 | $ 785 | $ 7,904 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Solution Income Portfolio - Service Class | Voya Solution Income Portfolio - Service 2 Class | Voya Solution Moderately Conservative Portfolio - Service Class | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 63,458 | $ 5,591 | $ 6,427 | $ 75 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 812 | 67 | 86 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 759 | 95 | (119) | 3 |
| Net unrealized appreciation (depreciation) of investments | 3,206 | 266 | 634 | 4 |
| Net increase (decrease) in net assets resulting from operations | 4,777 | 428 | 601 | 8 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12,498) | (1,283) | 368 | (10) |
| Increase (decrease) in net assets derived from principal transactions | (12,498) | (1,283) | 368 | (10) |
| Total increase (decrease) in net assets | (7,721) | (855) | 969 | (2) |
| **Net assets at December 31, 2017** | 55,737 | 4,736 | 7,396 | 73 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 755 | 59 | 68 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 1,796 | 160 | 19 | 6 |
| Net unrealized appreciation (depreciation) of investments | (4,378) | (375) | (423) | (14) |
| Net increase (decrease) in net assets resulting from operations | (1,827) | (156) | (336) | (7) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,522) | (889) | (901) | (27) |
| Increase (decrease) in net assets derived from principal transactions | (10,522) | (889) | (901) | (27) |
| Total increase (decrease) in net assets | (12,349) | (1,045) | (1,237) | (34) |
| **Net assets at December 31, 2018** | $ 43,388 | $ 3,691 | $ 6,159 | $ 39 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® American Century Small-Mid Cap Value Portfolio - Initial Class | VY® American Century Small-Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class | VY® Baron Growth Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 32,821 | $ 68,126 | $ 315 | $ 123,986 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 302 | 212 | 1 | (192) |
| Total realized gain (loss) on investments and capital gains distributions | 1,291 | 3,773 | 52 | 29,908 |
| Net unrealized appreciation (depreciation) of investments | 2,217 | 2,961 | 34 | 906 |
| Net increase (decrease) in net assets resulting from operations | 3,810 | 6,946 | 87 | 30,622 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,626 | (1,441) | (9) | (24,130) |
| Increase (decrease) in net assets derived from principal transactions | 2,626 | (1,441) | (9) | (24,130) |
| Total increase (decrease) in net assets | 6,436 | 5,505 | 78 | 6,492 |
| **Net assets at December 31, 2017** | 39,257 | 73,631 | 393 | 130,478 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 302 | 140 | (1) | (1,239) |
| Total realized gain (loss) on investments and capital gains distributions | 3,208 | 7,347 | 72 | 19,416 |
| Net unrealized appreciation (depreciation) of investments | (9,210) | (17,753) | (70) | (21,914) |
| Net increase (decrease) in net assets resulting from operations | (5,700) | (10,266) | 1 | (3,737) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (407) | (5,871) | (117) | (4,578) |
| Increase (decrease) in net assets derived from principal transactions | (407) | (5,871) | (117) | (4,578) |
| Total increase (decrease) in net assets | (6,107) | (16,137) | (116) | (8,315) |
| **Net assets at December 31, 2018** | $ 33,150 | $ 57,494 | $ 277 | $ 122,163 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Invesco Comstock Portfolio - Adviser Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 13,696 | $ 159 | $ 7,084 | $ 408 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1) | (40) | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 1,519 | 10 | 754 | 30 |
| Net unrealized appreciation (depreciation) of investments | 1,099 | 6 | (91) | 35 |
| Net increase (decrease) in net assets resulting from operations | 2,618 | 15 | 623 | 68 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,768) | (7) | (704) | (38) |
| Increase (decrease) in net assets derived from principal transactions | (1,768) | (7) | (704) | (38) |
| Total increase (decrease) in net assets | 850 | 8 | (81) | 30 |
| **Net assets at December 31, 2017** | 14,546 | 167 | 7,003 | 438 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (18) | (1) | (43) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 1,971 | 23 | 940 | 91 |
| Net unrealized appreciation (depreciation) of investments | (3,150) | (50) | (2,137) | (134) |
| Net increase (decrease) in net assets resulting from operations | (1,197) | (28) | (1,240) | (41) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,162) | (14) | (277) | (169) |
| Increase (decrease) in net assets derived from principal transactions | (2,162) | (14) | (277) | (169) |
| Total increase (decrease) in net assets | (3,359) | (42) | (1,517) | (210) |
| **Net assets at December 31, 2018** | $ 11,187 | $ 125 | $ 5,486 | $ 228 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class | VY® Invesco Equity and Income Portfolio - Initial Class | VY® Invesco Equity and Income Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 64,533 | $ 1,585 | $ 320,439 | $ 1,687 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 127 | 15 | 3,929 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | 5,538 | 80 | 13,552 | 40 |
| Net unrealized appreciation (depreciation) of investments | 4,429 | 53 | 12,800 | 97 |
| Net increase (decrease) in net assets resulting from operations | 10,094 | 148 | 30,281 | 154 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,649) | (172) | (24,070) | (192) |
| Increase (decrease) in net assets derived from principal transactions | (5,649) | (172) | (24,070) | (192) |
| Total increase (decrease) in net assets | 4,445 | (24) | 6,211 | (38) |
| **Net assets at December 31, 2017** | 68,978 | 1,561 | 326,650 | 1,649 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 174 | 17 | 2,839 | 15 |
| Total realized gain (loss) on investments and capital gains distributions | 5,130 | 76 | 31,725 | 98 |
| Net unrealized appreciation (depreciation) of investments | (13,595) | (249) | (64,708) | (241) |
| Net increase (decrease) in net assets resulting from operations | (8,291) | (156) | (30,144) | (128) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,511) | (59) | (36,895) | (352) |
| Increase (decrease) in net assets derived from principal transactions | (6,511) | (59) | (36,895) | (352) |
| Total increase (decrease) in net assets | (14,802) | (215) | (67,039) | (480) |
| **Net assets at December 31, 2018** | $ 54,176 | $ 1,346 | $ 259,611 | $ 1,169 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | VY® JPMorgan Mid Cap Value Portfolio - Initial Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class | VY® Oppenheimer Global Portfolio - Adviser Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 344 | $ 8,433 | $ 67,799 | $ 373 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 51 | (242) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 49 | 2,147 | 9,789 | 19 |
| Net unrealized appreciation (depreciation) of investments | (4) | 77 | (1,304) | 108 |
| Net increase (decrease) in net assets resulting from operations | 45 | 2,275 | 8,243 | 128 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (38) | 13,413 | (5,116) | (48) |
| Increase (decrease) in net assets derived from principal transactions | (38) | 13,413 | (5,116) | (48) |
| Total increase (decrease) in net assets | 7 | 15,688 | 3,127 | 80 |
| **Net assets at December 31, 2017** | 351 | 24,121 | 70,926 | 453 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 130 | 62 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 34 | 1,508 | 7,456 | 89 |
| Net unrealized appreciation (depreciation) of investments | (74) | (4,469) | (15,882) | (139) |
| Net increase (decrease) in net assets resulting from operations | (38) | (2,831) | (8,364) | (46) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (69) | (1,928) | (7,911) | (188) |
| Increase (decrease) in net assets derived from principal transactions | (69) | (1,928) | (7,911) | (188) |
| Total increase (decrease) in net assets | (107) | (4,759) | (16,275) | (234) |
| **Net assets at December 31, 2018** | $ 244 | $ 19,362 | $ 54,651 | $ 219 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | VY® Oppenheimer Global Portfolio - Initial Class | VY® Oppenheimer Global Portfolio - Service Class | VY® Pioneer High Yield Portfolio - Initial Class | VY® Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 512,098 | $ 1,103 | $ 33,378 | $ 856 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 541 | (1) | 1,489 | 25 |
| Total realized gain (loss) on investments and capital gains distributions | 19,364 | 32 | (67) | (20) |
| Net unrealized appreciation (depreciation) of investments | 154,394 | 374 | 819 | 34 |
| Net increase (decrease) in net assets resulting from operations | 174,299 | 405 | 2,241 | 39 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (36,624) | 159 | 3,427 | (479) |
| Increase (decrease) in net assets derived from principal transactions | (36,624) | 159 | 3,427 | (479) |
| Total increase (decrease) in net assets | 137,675 | 564 | 5,668 | (440) |
| **Net assets at December 31, 2017** | 649,773 | 1,667 | 39,046 | 416 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,266 | 5 | 1,699 | 11 |
| Total realized gain (loss) on investments and capital gains distributions | 65,751 | 193 | (292) | 8 |
| Net unrealized appreciation (depreciation) of investments | (153,054) | (420) | (2,709) | (27) |
| Net increase (decrease) in net assets resulting from operations | (84,037) | (222) | (1,302) | (8) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (53,042) | (83) | (1,273) | (209) |
| Increase (decrease) in net assets derived from principal transactions | (53,042) | (83) | (1,273) | (209) |
| Total increase (decrease) in net assets | (137,079) | (305) | (2,575) | (217) |
| **Net assets at December 31, 2018** | $ 512,694 | $ 1,362 | $ 36,471 | $ 199 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 319 | $ 389,971 | $ 1,069 | $ 1,119 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1,651) | (3) | (5) |
| Total realized gain (loss) on investments and capital gains distributions | 36 | 38,139 | 112 | 188 |
| Net unrealized appreciation (depreciation) of investments | 34 | 53,037 | 143 | 178 |
| Net increase (decrease) in net assets resulting from operations | 70 | 89,525 | 252 | 361 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (58) | (23,472) | 57 | 176 |
| Increase (decrease) in net assets derived from principal transactions | (58) | (23,472) | 57 | 176 |
| Total increase (decrease) in net assets | 12 | 66,053 | 309 | 537 |
| **Net assets at December 31, 2017** | 331 | 456,024 | 1,378 | 1,656 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (3,871) | (10) | (5) |
| Total realized gain (loss) on investments and capital gains distributions | 40 | 53,763 | 146 | 312 |
| Net unrealized appreciation (depreciation) of investments | (50) | (65,594) | (192) | (284) |
| Net increase (decrease) in net assets resulting from operations | (11) | (15,702) | (56) | 23 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (28) | (36,865) | (116) | (751) |
| Increase (decrease) in net assets derived from principal transactions | (28) | (36,865) | (116) | (751) |
| Total increase (decrease) in net assets | (39) | (52,567) | (172) | (728) |
| **Net assets at December 31, 2018** | $ 292 | $ 403,457 | $ 1,206 | $ 928 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® T. Rowe Price Growth Equity Portfolio - Initial Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class | VY® Templeton Foreign Equity Portfolio - Adviser Class | VY® Templeton Foreign Equity Portfolio - Initial Class |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 359,212 | $ 3,555 | $ 223 | $ 81,205 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3,498) | (24) | 3 | 899 |
| Total realized gain (loss) on investments and capital gains distributions | 56,863 | 669 | 2 | (644) |
| Net unrealized appreciation (depreciation) of investments | 61,520 | 435 | 40 | 16,369 |
| Net increase (decrease) in net assets resulting from operations | 114,885 | 1,080 | 45 | 16,624 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,378) | (641) | (30) | (6,725) |
| Increase (decrease) in net assets derived from principal transactions | (4,378) | (641) | (30) | (6,725) |
| Total increase (decrease) in net assets | 110,507 | 439 | 15 | 9,899 |
| **Net assets at December 31, 2017** | 469,719 | 3,994 | 238 | 91,104 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3,266) | (22) | 3 | 952 |
| Total realized gain (loss) on investments and capital gains distributions | 94,835 | 674 | 3 | 3,244 |
| Net unrealized appreciation (depreciation) of investments | (99,760) | (704) | (41) | (17,441) |
| Net increase (decrease) in net assets resulting from operations | (8,191) | (52) | (35) | (13,245) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12,241) | (535) | (13) | (8,790) |
| Increase (decrease) in net assets derived from principal transactions | (12,241) | (535) | (13) | (8,790) |
| Total increase (decrease) in net assets | (20,432) | (587) | (48) | (22,035) |
| **Net assets at December 31, 2018** | $ 449,287 | $ 3,407 | $ 190 | $ 69,069 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | VY® Templeton Foreign Equity Portfolio - Service Class | Voya Corporate Leaders 100 Fund - Class I | Voya Strategic Allocation Conservative Portfolio - Class I | Voya Strategic Allocation Growth Portfolio - Class I |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 250 | $ 3,517 | $ 31,090 | $ 69,555 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 56 | 460 | 547 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 264 | 1,494 | 3,541 |
| Net unrealized appreciation (depreciation) of investments | 35 | 485 | 725 | 6,842 |
| Net increase (decrease) in net assets resulting from operations | 44 | 805 | 2,679 | 10,930 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (98) | 1,556 | (5,109) | (8,041) |
| Increase (decrease) in net assets derived from principal transactions | (98) | 1,556 | (5,109) | (8,041) |
| Total increase (decrease) in net assets | (54) | 2,361 | (2,430) | 2,889 |
| **Net assets at December 31, 2017** | 196 | 5,878 | 28,660 | 72,444 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 70 | 480 | 735 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 763 | 1,170 | 4,191 |
| Net unrealized appreciation (depreciation) of investments | (33) | (1,344) | (3,031) | (11,163) |
| Net increase (decrease) in net assets resulting from operations | (20) | (511) | (1,381) | (6,237) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (98) | 872 | (952) | (5,289) |
| Increase (decrease) in net assets derived from principal transactions | (98) | 872 | (952) | (5,289) |
| Total increase (decrease) in net assets | (118) | 361 | (2,333) | (11,526) |
| **Net assets at December 31, 2018** | $ 78 | $ 6,239 | $ 26,327 | $ 60,918 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

| | Voya Strategic Allocation Moderate Portfolio - Class I | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 62,777 | $ 1,308 | $ 1,180,483 | $ 335 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 663 | 14 | 8,724 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 4,761 | 195 | 198,804 | 33 |
| Net unrealized appreciation (depreciation) of investments | 2,563 | 37 | 6,469 | 24 |
| Net increase (decrease) in net assets resulting from operations | 7,987 | 246 | 213,997 | 59 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,015) | (98) | (127,518) | (39) |
| Increase (decrease) in net assets derived from principal transactions | (6,015) | (98) | (127,518) | (39) |
| Total increase (decrease) in net assets | 1,972 | 148 | 86,479 | 20 |
| **Net assets at December 31, 2017** | 64,749 | 1,456 | 1,266,962 | 355 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 851 | 14 | 7,980 | — |
| Total realized gain (loss) on investments and capital gains distributions | 3,380 | 146 | 165,837 | 4 |
| Net unrealized appreciation (depreciation) of investments | (8,412) | (228) | (233,905) | (21) |
| Net increase (decrease) in net assets resulting from operations | (4,181) | (68) | (60,088) | (17) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,813) | (117) | (136,992) | (148) |
| Increase (decrease) in net assets derived from principal transactions | (5,813) | (117) | (136,992) | (148) |
| Total increase (decrease) in net assets | (9,994) | (185) | (197,080) | (165) |
| **Net assets at December 31, 2018** | $ 54,755 | $ 1,271 | $ 1,069,882 | $ 190 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Global Equity Portfolio - Class I | Voya Global Equity Portfolio - Class S | Voya Index Plus LargeCap Portfolio - Class I | Voya Index Plus LargeCap Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 88,186 | $ 11,258 | $ 332,137 | $ 298 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,285 | 110 | 2,066 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 1,159 | 81 | 26,641 | 80 |
| Net unrealized appreciation (depreciation) of investments | 15,854 | 2,197 | 45,480 | (34) |
| Net increase (decrease) in net assets resulting from operations | 18,298 | 2,388 | 74,187 | 47 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16,006) | (768) | (29,302) | (144) |
| Increase (decrease) in net assets derived from principal transactions | (16,006) | (768) | (29,302) | (144) |
| Total increase (decrease) in net assets | 2,292 | 1,620 | 44,885 | (97) |
| **Net assets at December 31, 2017** | 90,478 | 12,878 | 377,022 | 201 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,734 | 399 | 1,674 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 1,227 | 223 | 45,504 | 22 |
| Net unrealized appreciation (depreciation) of investments | (12,904) | (1,817) | (75,567) | (38) |
| Net increase (decrease) in net assets resulting from operations | (7,943) | (1,195) | (28,389) | (15) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,611) | (1,047) | (14,075) | (5) |
| Increase (decrease) in net assets derived from principal transactions | (7,611) | (1,047) | (14,075) | (5) |
| Total increase (decrease) in net assets | (15,554) | (2,242) | (42,464) | (20) |
| **Net assets at December 31, 2018** | $ 74,924 | $ 10,636 | $ 334,558 | $ 181 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Voya Index Plus MidCap Portfolio - Class I | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class I | Voya Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 361,836 | $ 282 | $ 163,309 | $ 275 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,402 | — | (127) | — |
| Total realized gain (loss) on investments and capital gains distributions | 31,799 | 36 | 25,641 | 70 |
| Net unrealized appreciation (depreciation) of investments | 8,805 | (17) | (12,485) | (51) |
| Net increase (decrease) in net assets resulting from operations | 42,006 | 19 | 13,029 | 19 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (46,702) | (230) | (21,941) | (101) |
| Increase (decrease) in net assets derived from principal transactions | (46,702) | (230) | (21,941) | (101) |
| Total increase (decrease) in net assets | (4,696) | (211) | (8,912) | (82) |
| **Net assets at December 31, 2017** | 357,140 | 71 | 154,397 | 193 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 379 | 1 | (171) | — |
| Total realized gain (loss) on investments and capital gains distributions | 52,000 | 8 | 27,664 | 32 |
| Net unrealized appreciation (depreciation) of investments | (100,818) | (19) | (45,837) | (56) |
| Net increase (decrease) in net assets resulting from operations | (48,439) | (10) | (18,344) | (24) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (36,930) | (2) | (13,277) | (14) |
| Increase (decrease) in net assets derived from principal transactions | (36,930) | (2) | (13,277) | (14) |
| Total increase (decrease) in net assets | (85,369) | (12) | (31,621) | (38) |
| **Net assets at December 31, 2018** | $ 271,771 | $ 59 | $ 122,776 | $ 155 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya International Index Portfolio - Class I | Voya International Index Portfolio - Class S | Voya Russell™ Large Cap Growth Index Portfolio - Class I | Voya Russell™ Large Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 29,891 | $ 7 | $ 40,899 | $ 1,182 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 506 | — | 50 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | 683 | — | 2,041 | 110 |
| Net unrealized appreciation (depreciation) of investments | 6,285 | 2 | 11,459 | 236 |
| Net increase (decrease) in net assets resulting from operations | 7,474 | 2 | 13,550 | 354 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,049 | 1 | 8,598 | (62) |
| Increase (decrease) in net assets derived from principal transactions | 4,049 | 1 | 8,598 | (62) |
| Total increase (decrease) in net assets | 11,523 | 3 | 22,148 | 292 |
| **Net assets at December 31, 2017** | 41,414 | 10 | 63,047 | 1,474 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 777 | — | (4) | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 963 | — | 5,762 | 144 |
| Net unrealized appreciation (depreciation) of investments | (8,040) | (2) | (7,580) | (199) |
| Net increase (decrease) in net assets resulting from operations | (6,300) | (2) | (1,822) | (49) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,082 | (1) | 5,329 | 246 |
| Increase (decrease) in net assets derived from principal transactions | 2,082 | (1) | 5,329 | 246 |
| Total increase (decrease) in net assets | (4,218) | (3) | 3,507 | 197 |
| **Net assets at December 31, 2018** | $ 37,196 | $ 7 | $ 66,554 | $ 1,671 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Index Portfolio - Class I | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 93,725 | $ 400 | $ 490 | $ 13,396 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 926 | 2 | 6 | 132 |
| Total realized gain (loss) on investments and capital gains distributions | 4,318 | 18 | 19 | 558 |
| Net unrealized appreciation (depreciation) of investments | 15,926 | 60 | 45 | 1,028 |
| Net increase (decrease) in net assets resulting from operations | 21,170 | 80 | 70 | 1,718 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 8,715 | (39) | 112 | 928 |
| Increase (decrease) in net assets derived from principal transactions | 8,715 | (39) | 112 | 928 |
| Total increase (decrease) in net assets | 29,885 | 41 | 182 | 2,646 |
| **Net assets at December 31, 2017** | 123,610 | 441 | 672 | 16,042 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,097 | 2 | 7 | 154 |
| Total realized gain (loss) on investments and capital gains distributions | 3,752 | 18 | 39 | 844 |
| Net unrealized appreciation (depreciation) of investments | (11,036) | (40) | (95) | (2,239) |
| Net increase (decrease) in net assets resulting from operations | (6,187) | (20) | (49) | (1,241) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 12,765 | 2 | (65) | 181 |
| Increase (decrease) in net assets derived from principal transactions | 12,765 | 2 | (65) | 181 |
| Total increase (decrease) in net assets | 6,578 | (18) | (114) | (1,060) |
| **Net assets at December 31, 2018** | $ 130,188 | $ 423 | $ 558 | $ 14,982 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Voya Russell™ Mid Cap Growth Index Portfolio - Class S | Voya Russell™ Mid Cap Index Portfolio - Class I | Voya Russell™ Small Cap Index Portfolio - Class I | Voya Small Company Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2017** | $ 12,817 | $ 105,572 | $ 45,782 | $ 169,597 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (44) | 1,145 | 187 | (1,012) |
| Total realized gain (loss) on investments and capital gains distributions | 849 | 11,076 | 5,125 | 21,750 |
| Net unrealized appreciation (depreciation) of investments | 2,188 | 9,232 | 2,365 | (3,767) |
| Net increase (decrease) in net assets resulting from operations | 2,993 | 21,453 | 7,677 | 16,971 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 415 | 32,469 | 17,463 | (7,808) |
| Increase (decrease) in net assets derived from principal transactions | 415 | 32,469 | 17,463 | (7,808) |
| Total increase (decrease) in net assets | 3,408 | 53,922 | 25,140 | 9,163 |
| **Net assets at December 31, 2017** | 16,225 | 159,494 | 70,922 | 178,760 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (102) | 1,129 | 180 | (673) |
| Total realized gain (loss) on investments and capital gains distributions | 2,608 | 19,565 | 4,658 | 34,113 |
| Net unrealized appreciation (depreciation) of investments | (3,541) | (36,153) | (14,394) | (58,417) |
| Net increase (decrease) in net assets resulting from operations | (1,035) | (15,459) | (9,556) | (24,977) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 180 | (3,471) | 6,090 | (25,901) |
| Increase (decrease) in net assets derived from principal transactions | 180 | (3,471) | 6,090 | (25,901) |
| Total increase (decrease) in net assets | (855) | (18,930) | (3,466) | (50,878) |
| **Net assets at December 31, 2018** | $ 15,370 | $ 140,564 | $ 67,456 | $ 127,882 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Voya Small Company Portfolio - Class S | Voya U.S. Bond Index Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class S |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 401 | $ 16,169 | $ 132,120 | $ 1,066 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 237 | (1,418) | (6) |
| Total realized gain (loss) on investments and capital gains distributions | 80 | 17 | 8,219 | 40 |
| Net unrealized appreciation (depreciation) of investments | (45) | 126 | 32,735 | 199 |
| Net increase (decrease) in net assets resulting from operations | 35 | 380 | 39,536 | 233 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (290) | (803) | 83,574 | (195) |
| Increase (decrease) in net assets derived from principal transactions | (290) | (803) | 83,574 | (195) |
| Total increase (decrease) in net assets | (255) | (423) | 123,110 | 38 |
| **Net assets at December 31, 2017** | 146 | 15,746 | 255,230 | 1,104 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 231 | (2,165) | (6) |
| Total realized gain (loss) on investments and capital gains distributions | 23 | (179) | 25,486 | 104 |
| Net unrealized appreciation (depreciation) of investments | (48) | (235) | (43,328) | (187) |
| Net increase (decrease) in net assets resulting from operations | (26) | (183) | (20,007) | (89) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9 | 886 | (9,166) | (7) |
| Increase (decrease) in net assets derived from principal transactions | 9 | 886 | (9,166) | (7) |
| Total increase (decrease) in net assets | (17) | 703 | (29,173) | (96) |
| **Net assets at December 31, 2018** | $ 129 | $ 16,449 | $ 226,057 | $ 1,008 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Voya SmallCap Opportunities Portfolio - Class I | Voya SmallCap Opportunities Portfolio - Class S | Wanger International | Wanger Select |
|---|---:|---:|---:|---:|
| Net assets at January 1, 2017 | $ 56,707 | $ 99 | $ 41,297 | $ 61,099 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (548) | — | 185 | (468) |
| Total realized gain (loss) on investments and capital gains distributions | 4,806 | 7 | (383) | 6,891 |
| Net unrealized appreciation (depreciation) of investments | 5,890 | 11 | 12,473 | 8,579 |
| Net increase (decrease) in net assets resulting from operations | 10,148 | 18 | 12,275 | 15,002 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,732 | (8) | (7,256) | (4,425) |
| Increase (decrease) in net assets derived from principal transactions | 2,732 | (8) | (7,256) | (4,425) |
| Total increase (decrease) in net assets | 12,880 | 10 | 5,019 | 10,577 |
| **Net assets at December 31, 2017** | 69,587 | 109 | 46,316 | 71,676 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (664) | — | 566 | (522) |
| Total realized gain (loss) on investments and capital gains distributions | 12,422 | 15 | 4,042 | 3,490 |
| Net unrealized appreciation (depreciation) of investments | (22,828) | (35) | (12,691) | (11,004) |
| Net increase (decrease) in net assets resulting from operations | (11,070) | (20) | (8,083) | (8,036) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,740) | 15 | (2,940) | (9,559) |
| Increase (decrease) in net assets derived from principal transactions | (2,740) | 15 | (2,940) | (9,559) |
| Total increase (decrease) in net assets | (13,810) | (5) | (11,023) | (17,595) |
| **Net assets at December 31, 2018** | $ 55,777 | $ 104 | $ 35,293 | $ 54,081 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2018 and 2017**
*(Dollars in thousands)*

| | Wanger USA | Washington Mutual Investors Fund<sup>SM</sup> - Class R-3 | Washington Mutual Investors Fund<sup>SM</sup> - Class R-4 | Wells Fargo Small Cap Value Fund - Class A |
|---|---|---|---|---|
| Net assets at January 1, 2017 | $ 68,640 | $ 2,724 | $ 152,821 | $ 153 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (537) | 29 | 1,532 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 10,163 | 201 | 12,376 | 11 |
| Net unrealized appreciation (depreciation) of investments | 3,010 | 255 | 15,620 | 7 |
| Net increase (decrease) in net assets resulting from operations | 12,636 | 485 | 29,528 | 17 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,719) | (244) | 9,193 | (39) |
| Increase (decrease) in net assets derived from principal transactions | (1,719) | (244) | 9,193 | (39) |
| Total increase (decrease) in net assets | 10,917 | 241 | 38,721 | (22) |
| **Net assets at December 31, 2017** | 79,557 | 2,965 | 191,542 | 131 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (554) | 25 | 1,625 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 16,768 | 199 | 15,148 | 21 |
| Net unrealized appreciation (depreciation) of investments | (18,674) | (318) | (24,668) | (45) |
| Net increase (decrease) in net assets resulting from operations | (2,460) | (94) | (7,895) | (25) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 374 | (387) | 5,914 | (1) |
| Increase (decrease) in net assets derived from principal transactions | 374 | (387) | 5,914 | (1) |
| Total increase (decrease) in net assets | (2,086) | (481) | (1,981) | (26) |
| **Net assets at December 31, 2018** | $ 77,471 | $ 2,484 | $ 189,561 | $ 105 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2018 and 2017
*(Dollars in thousands)*

| | Wells Fargo Small Company Growth Fund - Administrator Class | Wells Fargo Special Small Cap Value Fund - Class A |
|---|---|---|
| **Net assets at January 1, 2017** | $ 216 | $ 124,195 |
| | | |
| **Increase (decrease) in net assets** | | |
| Operations: | | |
| Net investment income (loss) | (6) | (187) |
| Total realized gain (loss) on investments and capital gains distributions | 42 | 9,875 |
| Net unrealized appreciation (depreciation) of investments | 45 | 1,822 |
| Net increase (decrease) in net assets resulting from operations | 81 | 11,510 |
| Changes from principal transactions: | | |
| Total unit transactions | 339 | (8,227) |
| Increase (decrease) in net assets derived from principal transactions | 339 | (8,227) |
| Total increase (decrease) in net assets | 420 | 3,283 |
| **Net assets at December 31, 2017** | 636 | 127,478 |
| | | |
| **Increase (decrease) in net assets** | | |
| Operations: | | |
| Net investment income (loss) | (47) | (829) |
| Total realized gain (loss) on investments and capital gains distributions | 569 | 12,796 |
| Net unrealized appreciation (depreciation) of investments | (1,704) | (28,991) |
| Net increase (decrease) in net assets resulting from operations | (1,182) | (17,024) |
| Changes from principal transactions: | | |
| Total unit transactions | 6,554 | (10,650) |
| Increase (decrease) in net assets derived from principal transactions | 6,554 | (10,650) |
| Total increase (decrease) in net assets | 5,372 | (27,674) |
| **Net assets at December 31, 2018** | $ 6,008 | $ 99,804 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2018, the Account had 317 investment divisions (the "Divisions"), 169 of which invest in independently managed mutual funds and 148 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with asset balances at December 31, 2018 and related Trusts are as follows:

**AB Growth and Income Fund, Inc.:**
AB Relative Value Fund - Class A

**AB Variable Products Series Fund, Inc.:**
AB VPS Growth and Income Portfolio - Class A

**Aberdeen Funds:**
Aberdeen International Equity Fund - Institutional Class

**AIM Counselor Series Trust:**
Invesco Floating Rate Fund - Class R5

**AIM Growth Series:**
Invesco Mid Cap Core Equity Fund - Class A
Invesco Small Cap Growth Fund - Class A

**AIM International Mutual Funds:**
Invesco International Growth Fund - Class R5

**AIM Investment Funds:**
Invesco Endeavor Fund - Class A
Invesco Global Health Care Fund - Investor Class

**AIM Investment Securities Funds:**
Invesco High Yield Fund - Class R5

**AIM Sector Funds:**
Invesco American Value Fund - Class R5
Invesco Energy Fund - Class R5
Invesco Small Cap Value Fund - Class A

**AIM Variable Insurance Funds:**
Invesco V.I. American Franchise Fund - Series I Shares
Invesco V.I. Core Equity Fund - Series I Shares

**Alger Funds:**

Alger Capital Appreciation Fund - Class A

**Alger Funds II:**

Alger Responsible Investing Fund - Class A

**Allianz Funds:**

AllianzGI NFJ Dividend Value Fund - Class A

AllianzGI NFJ Large-Cap Value Fund - Institutional Class

AllianzGI NFJ Small-Cap Value Fund - Class A

**Amana Mutual Funds Trust:**

Amana Growth Fund - Investor Class

Amana Income Fund - Investor Class

**American Balanced Fund®, Inc.:**

American Balanced Fund® - Class R-3

**American Beacon Funds:**

American Beacon Small Cap Value Fund - Investor Class

**American Century Government Income Trust:**

American Century Investments® Inflation-Adjusted Bond
Fund - Investor Class

**American Century Quantitative Equity Funds, Inc.:**

American Century Investments® Income & Growth Fund -
A Class

**American Funds Fundamental Investors$^{SM}$:**

Fundamental Investors$^{SM}$ - Class R-3

Fundamental Investors$^{SM}$ - Class R-4

**American Mutual Fund®:**

American Mutual Fund® - Class R-4

**AMG Funds IV:**

AMG Managers Fairpointe Mid Cap Fund - Class N

**Ariel Investment Trust:**

Ariel Appreciation Fund - Investor Class

Ariel Fund - Investor Class

**Artisan Funds, Inc.:**

Artisan International Fund - Investor Shares

**BlackRock Equity Dividend Fund:**

BlackRock Equity Dividend Fund - Investor A Shares

**BlackRock Funds$^{SM}$:**

BlackRock Health Sciences Opportunities Portfolio -
Institutional Shares

BlackRock Health Sciences Opportunities Portfolio - Investor A
Shares

**BlackRock Mid Cap Dividend Series, Inc.:**

BlackRock Mid Cap Dividend Fund - Institutional Shares

BlackRock Mid Cap Dividend Fund - Investor A Shares

**Bond Fund of America$^{SM}$:**

Bond Fund of America$^{SM}$ - Class R-4

**Calvert Variable Series, Inc.:**

Calvert VP SRI Balanced Portfolio

**Capital Income Builder®:**

Capital Income Builder® - Class R-4

**Capital World Growth & Income Fund$^{SM}$:**

Capital World Growth & Income Fund$^{SM}$ - Class R-3

**Cohen & Steers Real Estate Securities Fund, Inc.:**

Cohen & Steers Real Estate Securities Fund, Inc. - Class A

**Cohen & Steers Realty Shares, Inc.:**

Cohen & Steers Realty Shares, Inc.

**Columbia$^{SM}$ Acorn® Trust:**

Columbia$^{SM}$ Acorn® Fund - Class A

Columbia$^{SM}$ Acorn® Fund - Class Z

**Columbia Funds Series Trust:**

Columbia Select Mid Cap Value Fund - Class A

Columbia Select Mid Cap Value Fund - Institutional Class

**CRM Mutual Fund Trust:**

CRM Mid Cap Value Fund - Investor Shares

**Davis Series Inc.:**

Davis Financial Fund - Class Y

**Delaware Group® Equity Funds IV:**

Delaware Smid Cap Growth Fund - Institutional Class

**Delaware Group Equity Funds V:**

Delaware Small Cap Value Fund - Class A

**Deutsche DWS Investment Trust:**

DWS Small Cap Growth Fund - Class S

**Deutsche DWS Investments VIT Funds:**

Deutsche Equity 500 Index Fund - Class S

**DFA Investment Dimensions Group Inc.:**

DFA Inflation-Protected Securities Portfolio - Institutional Class

Emerging Markets Core Equity Portfolio - Institutional Class

U.S. Targeted Value Portfolio - Institutional Class

**Dodge & Cox Funds:**

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

**Eaton Vance Special Investment Trust:**

Eaton Vance Large-Cap Value Fund - Class R

**EuroPacific Growth Fund®:**

EuroPacific Growth Fund® - Class R-3

EuroPacific Growth Fund® - Class R-4

**Federated International Leaders Fund:**

Federated International Leaders Fund - Institutional Shares

**Fidelity® Contrafund®:**

Fidelity Advisor® New Insights Fund - Class I

**Fidelity® Variable Insurance Products:**

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

**Fidelity® Variable Insurance Products II:**

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

**Fidelity® Variable Insurance Products V:**

Fidelity® VIP Asset Manager Portfolio - Initial Class

**Franklin Mutual Series Fund Inc.:**

Franklin Mutual Global Discovery Fund - Class R

**Franklin Strategic Series:**

Franklin Biotechnology Discovery Fund - Advisor Class

Franklin Natural Resources Fund - Advisor Class

Franklin Small-Mid Cap Growth Fund - Class A

**Franklin Templeton Variable Insurance Products Trust:**

Franklin Small Cap Value VIP Fund - Class 2

**Goldman Sachs Trust:**

Goldman Sachs Growth Opportunities Fund - Class IR

**Growth Fund of America®:**

Growth Fund of America® - Class R-3

Growth Fund of America® - Class R-4

**Hartford Mutual Funds, Inc.:**

The Hartford Capital Appreciation Fund - Class R4

The Hartford Dividend And Growth Fund - Class R4

The Hartford International Opportunities Fund - Class R4

**Income Fund of America®:**

Income Fund of America® - Class R-3

**Ivy Funds:**

Ivy Science and Technology Fund - Class Y

**Janus Aspen Series:**

Janus Henderson Balanced Portfolio - Institutional Shares

Janus Henderson Enterprise Portfolio - Institutional Shares

Janus Henderson Flexible Bond Portfolio - Institutional Shares

Janus Henderson Global Research Portfolio - Institutional Shares

Janus Henderson Research Portfolio - Institutional Shares

**JPMorgan Trust II:**

JPMorgan Equity Income Fund - Select Class

JPMorgan Government Bond Fund - Select Class

**Lazard Funds, Inc.:**

Lazard International Equity Portfolio - Open Shares

**Legg Mason Partners Equity Trust:**

ClearBridge Aggressive Growth Fund - Class I

**LKCM Funds:**

LKCM Aquinas Catholic Equity Fund

**Loomis Sayles Funds I:**

Loomis Sayles Small Cap Value Fund - Retail Class

**Loomis Sayles Funds II:**

Loomis Sayles Limited Term Government and Agency Fund - Class Y

**Lord Abbett Developing Growth Fund, Inc.:**

Lord Abbett Developing Growth Fund - Class A

**Lord Abbett Investment Trust:**

Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Short Duration Income Fund - Class R4

**Lord Abbett Mid Cap Stock Fund, Inc.:**

Lord Abbett Mid Cap Stock Fund - Class A

**Lord Abbett Research Fund, Inc.:**

Lord Abbett Small Cap Value Fund - Class A

**Lord Abbett Securities Trust:**

Lord Abbett Fundamental Equity Fund - Class A

**Lord Abbett Series Fund, Inc.:**

Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

**MainStay Funds:**

MainStay Large Cap Growth Fund - Class R3

**Massachusetts Investors Growth Stock Fund:**

Massachusetts Investors Growth Stock Fund - Class A

**Metropolitan West Funds:**

Metropolitan West Total Return Bond Fund - Class I

Metropolitan West Total Return Bond Fund - Class M

**MFS® Series Trust l:**

MFS® New Discovery Fund - Class R3

**MFS® Series Trust X:**

MFS® International Value Fund - Class R3

**Neuberger Berman Equity Funds®:**

Neuberger Berman Genesis Fund - Trust Class

Neuberger Berman Sustainable Equity Fund - Institutional Class

Neuberger Berman Sustainable Equity Fund - Trust Class

**New Perspective Fund®:**

New Perspective Fund® - Class R-3

New Perspective Fund® - Class R-4

**New World Fund®, Inc.:**

New World Fund® - Class R-4

**Nuveen Investment Funds, Inc.:**

Nuveen Global Infrastructure Fund - Class I

**Oppenheimer Funds:**

Oppenheimer Capital Appreciation Fund - Class A

Oppenheimer Developing Markets Fund - Class A

Oppenheimer Developing Markets Fund - Class Y

Oppenheimer Gold & Special Minerals Fund - Class A

**Oppenheimer Integrity Funds:**

Oppenheimer International Bond Fund - Class A

Oppenheimer International Growth Fund - Class Y

Oppenheimer International Small-Mid Company Fund - Class Y

**Oppenheimer Main Street Fund®:**

Oppenheimer Main Street Fund® - Class A

Oppenheimer Main Street Fund®/VA

Oppenheimer Main Street Small Cap Fund®/VA

**Oppenheimer Variable Account Funds:**

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

Oppenheimer Global Strategic Income Fund/VA

**Parnassus Income Funds:**

Parnassus Core Equity Fund$^{SM}$ - Investor Shares

**Pax World Funds Series Trust I:**

Pax Balanced Fund - Investor Class

**PIMCO Funds:**

PIMCO CommodityRealReturn Strategy Fund® - Administrative Class

**PIMCO Variable Insurance Trust:**

PIMCO Real Return Portfolio - Administrative Class

**Pioneer Equity Income Fund:**
  Pioneer Equity Income Fund - Class Y

**Pioneer High Yield Fund:**
  Pioneer High Yield Fund - Class A

**Pioneer Strategic Income Fund:**
  Pioneer Strategic Income Fund - Class A

**Pioneer Variable Contracts Trust:**
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I

**Prudential Sector Funds, Inc.:**
  PGIM Jennison Utility Fund - Class Z

**RiverSource® Investment Series, Inc.:**
  Columbia Large Cap Value Fund - Advisor Class

**Royce Fund:**
  Royce Total Return Fund - K Class

**Schwartz Investment Trust:**
  Ave Maria Rising Dividend Fund

**SmallCap World Fund®, Inc.:**
  SMALLCAP World Fund® - Class R-4

**T. Rowe Price Investment Services, Inc.:**
  T. Rowe Price Institutional Large-Cap Growth Fund

**T. Rowe Price Mid-Cap Value Fund, Inc.:**
  T. Rowe Price Mid-Cap Value Fund - R Class

**T. Rowe Price Value Fund, Inc.:**
  T. Rowe Price Value Fund - Advisor Class

**TCW Funds Inc:**
  TCW Total Return Bond Fund - Class N

**Templeton Funds, Inc.:**
  Templeton Foreign Fund - Class A

**Templeton Income Trust:**
  Templeton Global Bond Fund - Advisor Class
  Templeton Global Bond Fund - Class A

**Third Avenue Trust:**
  Third Avenue Real Estate Value Fund - Institutional Class

**Thornburg Investment Trust:**
  Thornburg International Value Fund - Class R4

**Touchstone Strategic Trust:**
  Touchstone Value Fund - Institutional Class

**USAA Investment Trust:**
  USAA Precious Metals and Minerals Fund - Adviser Shares

**Vanguard Bond Index Funds:**
  Vanguard® Total Bond Market Index Fund - Investor Shares

**Vanguard® Variable Insurance Fund:**
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio

**Victory Portfolios:**
  Victory Integrity Small-Cap Value Fund - Class Y
  Victory Sycamore Established Value Fund - Class A
  Victory Sycamore Small Company Opportunity Fund - Class R

**Voya Balanced Portfolio, Inc.:**
  Voya Balanced Portfolio - Class I

**Voya Equity Trust:**
  Voya Large Cap Value Fund - Class A
  Voya Real Estate Fund - Class A

**Voya Funds Trust:**
  Voya Floating Rate Fund - Class A
  Voya GNMA Income Fund - Class A
  Voya Intermediate Bond Fund - Class A

**Voya Intermediate Bond Portfolio:**
  Voya Intermediate Bond Portfolio - Class I
  Voya Intermediate Bond Portfolio - Class S

**Voya Investors Trust:**
  Voya Global Perspectives® Portfolio - Class I
  Voya High Yield Portfolio - Adviser Class
  Voya High Yield Portfolio - Institutional Class
  Voya High Yield Portfolio - Service Class
  Voya Large Cap Growth Portfolio - Adviser Class
  Voya Large Cap Growth Portfolio - Institutional Class
  Voya Large Cap Growth Portfolio - Service Class
  Voya Large Cap Value Portfolio - Adviser Class
  Voya Large Cap Value Portfolio - Institutional Class
  Voya Large Cap Value Portfolio - Service Class
  Voya Limited Maturity Bond Portfolio - Adviser Class
  Voya U.S. Stock Index Portfolio - Institutional Class
  VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
  VY® Clarion Global Real Estate Portfolio - Institutional Class
  VY® Clarion Real Estate Portfolio - Adviser Class
  VY® Clarion Real Estate Portfolio - Institutional Class
  VY® Clarion Real Estate Portfolio - Service Class
  VY® Invesco Growth and Income Portfolio - Institutional Class
  VY® Invesco Growth and Income Portfolio - Service Class
  VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
  VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
  VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
  VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
  VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

**Voya Investors Trust (continued):**

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

**Voya Money Market Portfolio:**

Voya Government Money Market Portfolio - Class I

**Voya Mutual Funds:**

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class I

**Voya Partners, Inc.:**

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

**Voya Partners, Inc. (continued):**

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

**Voya Series Fund, Inc.:**

Voya Corporate Leaders 100 Fund - Class I

**Voya Strategic Allocation Portfolios, Inc.:**

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

**Voya Strategic Allocation Portfolios, Inc. (continued):**
  Voya Strategic Allocation Moderate Portfolio - Class I

**Voya Variable Funds:**
  Voya Growth and Income Portfolio - Class A
  Voya Growth and Income Portfolio - Class I
  Voya Growth and Income Portfolio - Class S

**Voya Variable Portfolios, Inc.:**
  Voya Global Equity Portfolio - Class I
  Voya Global Equity Portfolio - Class S
  Voya Index Plus LargeCap Portfolio - Class I
  Voya Index Plus LargeCap Portfolio - Class S
  Voya Index Plus MidCap Portfolio - Class I
  Voya Index Plus MidCap Portfolio - Class S
  Voya Index Plus SmallCap Portfolio - Class I
  Voya Index Plus SmallCap Portfolio - Class S
  Voya International Index Portfolio - Class I
  Voya International Index Portfolio - Class S
  Voya Russell™ Large Cap Growth Index Portfolio - Class I
  Voya Russell™ Large Cap Growth Index Portfolio - Class S
  Voya Russell™ Large Cap Index Portfolio - Class I
  Voya Russell™ Large Cap Index Portfolio - Class S
  Voya Russell™ Large Cap Value Index Portfolio - Class I
  Voya Russell™ Large Cap Value Index Portfolio - Class S

**Voya Variable Portfolios, Inc. (continued):**
  Voya Russell™ Mid Cap Growth Index Portfolio - Class S
  Voya Russell™ Mid Cap Index Portfolio - Class I
  Voya Russell™ Small Cap Index Portfolio - Class I
  Voya Small Company Portfolio - Class I
  Voya Small Company Portfolio - Class S
  Voya U.S. Bond Index Portfolio - Class I

**Voya Variable Products Trust:**
  Voya MidCap Opportunities Portfolio - Class I
  Voya MidCap Opportunities Portfolio - Class S
  Voya SmallCap Opportunities Portfolio - Class I
  Voya SmallCap Opportunities Portfolio - Class S

**Wanger Advisors Trust:**
  Wanger International
  Wanger Select
  Wanger USA

**Washington Mutual Investors Fund<sup>SM</sup>:**
  Washington Mutual Investors Fund<sup>SM</sup> - Class R-3
  Washington Mutual Investors Fund<sup>SM</sup> - Class R-4

**Wells Fargo Funds Trust:**
  Wells Fargo Small Cap Value Fund - Class A
  Wells Fargo Small Company Growth Fund - Administrator Class
  Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2018. The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| **Columbia Funds Series Trust:** | **Columbia Funds Series Trust:** |
| Columbia Select Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class A |
| **Deutsche DWS Investment Trust:** | **Deutsche DWS Investment Trust:** |
| DWS Small Cap Growth Fund - Class S | Deutsche Small Cap Growth Fund - Class S |
| **Deutsche DWS Investments VIT Funds:** | **DWS Institutional Funds:** |
| Deutsche Equity 500 Index Fund - Class S | Deutsche Equity 500 Index Fund - Class S |
| **Neuberger Berman Equity Funds®:** | **Neuberger Berman Equity Funds®:** |
| Neuberger Berman Sustainable Equity Fund - Institutional Class | Neuberger Berman Socially Responsive Fund - Institutional Class |
| Neuberger Berman Sustainable Equity Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class |
| **Pax World Funds Series Trust I:** | **Pax World Funds Series Trust I:** |
| Pax Balanced Fund - Investor Class | Pax Balanced Fund - Individual Investor Class |
| **Prudential Sector Funds, Inc.:** | **Prudential Sector Funds, Inc.:** |
| PGIM Jennison Utility Fund - Class Z | Prudential Jennison Utility Fund - Class Z |
| **RiverSource® Investment Series, Inc.:** | **RiverSource® Investment Series, Inc.:** |
| Columbia Large Cap Value Fund - Advisor Class | Columbia Diversified Equity Income Fund - Class K |
| Columbia Large Cap Value Fund - Class K | Columbia Diversified Equity Income Fund - Class R4 |

During 2018, the following Divisions were closed to contract owners:

**Fidelity® Variable Insurance Products III:**

Fidelity® VIP Mid Cap Portfolio - Initial Class

**Loomis Sayles Funds II:**

Loomis Sayles Value Fund - Class Y

**RiverSource® Investment Series, Inc.:**

Columbia Large Cap Value Fund - Class K

**Vanguard Index Funds:**

Vanguard® Total International Stock Index Fund - Investor Shares

**Voya Equity Trust:**

Voya Large-Cap Growth Fund - Class A

**Voya Investors Trust:**

Voya Multi-Manager Large Cap Core Portfolio - Institutional Class

Voya Multi-Manager Large Cap Core Portfolio - Service Class

VY® Clarion Global Real Estate Portfolio - Adviser Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

*Contract Owner Reserves*

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

*Changes from Principal Transactions*

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3.  **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2018 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2018. The Account had no liabilities as of December 31, 2018.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

*Mortality and Expense Risk Charges*

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

*Asset Based Administrative Charges*

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $75 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

*Other Contract Charges*

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge up to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

*Fees Waived by VRIAC*

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.  **Related Party Transactions**

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and Voya Retirement Insurance and Annuity Company ("VRIAC") to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue DSL earned as investment adviser.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

### 6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2018 follow:

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| AB Growth and Income Fund, Inc.: | | |
| AB Relative Value Fund - Class A | $ 83 | $ 71 |
| AB Variable Products Series Fund, Inc.: | | |
| AB VPS Growth and Income Portfolio - Class A | 99 | 41 |
| Aberdeen Funds: | | |
| Aberdeen International Equity Fund - Institutional Class | 3,560 | 1,038 |
| AIM Counselor Series Trust: | | |
| Invesco Floating Rate Fund - Class R5 | 298 | 161 |
| AIM Growth Series: | | |
| Invesco Mid Cap Core Equity Fund - Class A | 751 | 829 |
| Invesco Small Cap Growth Fund - Class A | 21 | 14 |
| AIM International Mutual Funds: | | |
| Invesco International Growth Fund - Class R5 | 182 | 193 |
| AIM Investment Funds: | | |
| Invesco Endeavor Fund - Class A | 10 | 7 |
| Invesco Global Health Care Fund - Investor Class | 52 | 18 |
| AIM Investment Securities Funds: | | |
| Invesco High Yield Fund - Class R5 | 203 | 31 |
| AIM Sector Funds: | | |
| Invesco American Value Fund - Class R5 | 273 | 79 |
| Invesco Energy Fund - Class R5 | 113 | 174 |
| Invesco Small Cap Value Fund - Class A | 22 | 83 |
| AIM Variable Insurance Funds: | | |
| Invesco V.I. American Franchise Fund - Series I Shares | 4,841 | 4,009 |
| Invesco V.I. Core Equity Fund - Series I Shares | 2,835 | 4,008 |
| Alger Funds: | | |
| Alger Capital Appreciation Fund - Class A | 42 | 15 |
| Alger Funds II: | | |
| Alger Responsible Investing Fund - Class A | 2,794 | 1,558 |
| Allianz Funds: | | |
| AllianzGI NFJ Dividend Value Fund - Class A | 73 | 11 |
| AllianzGI NFJ Large-Cap Value Fund - Institutional Class | — | — |
| AllianzGI NFJ Small-Cap Value Fund - Class A | 96 | 112 |
| Amana Mutual Funds Trust: | | |
| Amana Growth Fund - Investor Class | 6,102 | 5,720 |
| Amana Income Fund - Investor Class | 6,720 | 8,367 |
| American Balanced Fund®, Inc.: | | |
| American Balanced Fund® - Class R-3 | 470 | 391 |
| American Beacon Funds: | | |
| American Beacon Small Cap Value Fund - Investor Class | 497 | 394 |
| American Century Government Income Trust: | | |
| American Century Investments® Inflation-Adjusted Bond Fund - Investor Class | 3,302 | 4,463 |
| American Century Quantitative Equity Funds, Inc.: | | |
| American Century Investments® Income & Growth Fund - A Class | 1,746 | 1,080 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| American Funds Fundamental Investors[SM]: | | |
|     Fundamental Investors[SM] - Class R-3 | $ 359 | $ 352 |
|     Fundamental Investors[SM] - Class R-4 | 15,995 | 13,430 |
| American Mutual Fund®: | | |
|     American Mutual Fund® - Class R-4 | 2,700 | 710 |
| AMG Funds IV: | | |
|     AMG Managers Fairpointe Mid Cap Fund - Class N | 2,711 | 7,373 |
| Ariel Investment Trust: | | |
|     Ariel Appreciation Fund - Investor Class | 83 | 101 |
|     Ariel Fund - Investor Class | 2,860 | 2,361 |
| Artisan Funds, Inc.: | | |
|     Artisan International Fund - Investor Shares | 1,966 | 2,900 |
| BlackRock Equity Dividend Fund: | | |
|     BlackRock Equity Dividend Fund - Investor A Shares | 234 | 224 |
| BlackRock Funds[SM]: | | |
|     BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | 3,538 | 415 |
|     BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | 8,362 | 3,522 |
| BlackRock Mid Cap Dividend Series, Inc.: | | |
|     BlackRock Mid Cap Dividend Fund - Institutional Shares | 53 | 43 |
|     BlackRock Mid Cap Dividend Fund - Investor A Shares | 2,088 | 2,493 |
| Bond Fund of America[SM]: | | |
|     Bond Fund of America[SM] - Class R-4 | 2,700 | 2,280 |
| Calvert Variable Series, Inc.: | | |
|     Calvert VP SRI Balanced Portfolio | 7,375 | 5,277 |
| Capital Income Builder®: | | |
|     Capital Income Builder® - Class R-4 | 1,767 | 1,036 |
| Capital World Growth & Income Fund[SM]: | | |
|     Capital World Growth & Income Fund[SM] - Class R-3 | 107 | 116 |
| Cohen & Steers Real Estate Securities Fund, Inc.: | | |
|     Cohen & Steers Real Estate Securities Fund, Inc. - Class A | 59 | 3 |
| Cohen & Steers Realty Shares, Inc.: | | |
|     Cohen & Steers Realty Shares, Inc. | 1,653 | 2,473 |
| Columbia[SM] Acorn® Trust: | | |
|     Columbia[SM] Acorn® Fund - Class A | 11 | 4 |
|     Columbia[SM] Acorn® Fund - Class Z | 2 | — |
| Columbia Funds Series Trust: | | |
|     Columbia Select Mid Cap Value Fund - Class A | 2,655 | 1,030 |
|     Columbia Select Mid Cap Value Fund - Institutional Class | 1 | — |
| CRM Mutual Fund Trust: | | |
|     CRM Mid Cap Value Fund - Investor Shares | 42 | 50 |
| Davis Series Inc.: | | |
|     Davis Financial Fund - Class Y | 104 | 95 |
| Delaware Group® Equity Funds IV: | | |
|     Delaware Smid Cap Growth Fund - Institutional Class | 4,400 | 821 |
| Delaware Group Equity Funds V: | | |
|     Delaware Small Cap Value Fund - Class A | 882 | 1,460 |
| Deutsche DWS Investment Trust: | | |
|     DWS Small Cap Growth Fund - Class S | 10 | 18 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| Deutsche DWS Investments VIT Funds: | | |
| Deutsche Equity 500 Index Fund - Class S | $ 266 | $ 209 |
| DFA Investment Dimensions Group Inc.: | | |
| DFA Inflation-Protected Securities Portfolio - Institutional Class | 484 | 76 |
| Emerging Markets Core Equity Portfolio - Institutional Class | 921 | 277 |
| U.S. Targeted Value Portfolio - Institutional Class | 4,231 | 1,425 |
| Dodge & Cox Funds: | | |
| Dodge & Cox International Stock Fund | 28 | 26 |
| Dodge & Cox Stock Fund | 43 | 18 |
| Eaton Vance Special Investment Trust: | | |
| Eaton Vance Large-Cap Value Fund - Class R | — | — |
| EuroPacific Growth Fund®: | | |
| EuroPacific Growth Fund® - Class R-3 | 675 | 1,159 |
| EuroPacific Growth Fund® - Class R-4 | 26,929 | 32,195 |
| Federated International Leaders Fund: | | |
| Federated International Leaders Fund - Institutional Shares | 4 | 2 |
| Fidelity® Contrafund®: | | |
| Fidelity Advisor® New Insights Fund - Class I | 919 | 363 |
| Fidelity® Variable Insurance Products: | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 19,020 | 36,782 |
| Fidelity® VIP Growth Portfolio - Initial Class | 58,690 | 35,766 |
| Fidelity® VIP High Income Portfolio - Initial Class | 1,066 | 1,326 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 2,932 | 5,988 |
| Fidelity® Variable Insurance Products II: | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 126,438 | 174,095 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 19,096 | 12,262 |
| Fidelity® Variable Insurance Products III: | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | — | 4 |
| Fidelity® Variable Insurance Products V: | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | 1,312 | 1,616 |
| Franklin Mutual Series Fund Inc.: | | |
| Franklin Mutual Global Discovery Fund - Class R | 320 | 535 |
| Franklin Strategic Series: | | |
| Franklin Biotechnology Discovery Fund - Advisor Class | 98 | 90 |
| Franklin Natural Resources Fund - Advisor Class | 6 | 19 |
| Franklin Small-Mid Cap Growth Fund - Class A | 114 | 119 |
| Franklin Templeton Variable Insurance Products Trust: | | |
| Franklin Small Cap Value VIP Fund - Class 2 | 20,000 | 18,328 |
| Goldman Sachs Trust: | | |
| Goldman Sachs Growth Opportunities Fund - Class IR | 63 | 97 |
| Growth Fund of America®: | | |
| Growth Fund of America® - Class R-3 | 1,864 | 2,588 |
| Growth Fund of America® - Class R-4 | 49,655 | 39,536 |
| Hartford Mutual Funds, Inc.: | | |
| The Hartford Capital Appreciation Fund - Class R4 | — | — |
| The Hartford Dividend And Growth Fund - Class R4 | 1 | — |
| The Hartford International Opportunities Fund - Class R4 | 935 | 399 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Income Fund of America®: | | |
|     Income Fund of America® - Class R-3 | $ 317 | $ 585 |
| Ivy Funds: | | |
|     Ivy Science and Technology Fund - Class Y | 7,629 | 2,934 |
| Janus Aspen Series: | | |
|     Janus Henderson Balanced Portfolio - Institutional Shares | 9 | 6 |
|     Janus Henderson Enterprise Portfolio - Institutional Shares | 24 | 48 |
|     Janus Henderson Flexible Bond Portfolio - Institutional Shares | 1 | 3 |
|     Janus Henderson Global Research Portfolio - Institutional Shares | 2 | 3 |
|     Janus Henderson Research Portfolio - Institutional Shares | 6 | 2 |
| JPMorgan Trust II: | | |
|     JPMorgan Equity Income Fund - Select Class | 711 | 335 |
|     JPMorgan Government Bond Fund - Select Class | 1,340 | 681 |
| Lazard Funds, Inc.: | | |
|     Lazard International Equity Portfolio - Open Shares | 408 | 396 |
| Legg Mason Partners Equity Trust: | | |
|     ClearBridge Aggressive Growth Fund - Class I | 216 | 303 |
| LKCM Funds: | | |
|     LKCM Aquinas Catholic Equity Fund | 44 | 561 |
| Loomis Sayles Funds I: | | |
|     Loomis Sayles Small Cap Value Fund - Retail Class | 1,824 | 3,007 |
| Loomis Sayles Funds II: | | |
|     Loomis Sayles Limited Term Government and Agency Fund - Class Y | 104 | 114 |
|     Loomis Sayles Value Fund - Class Y | 37 | 38 |
| Lord Abbett Developing Growth Fund, Inc.: | | |
|     Lord Abbett Developing Growth Fund - Class A | 38 | 24 |
| Lord Abbett Investment Trust: | | |
|     Lord Abbett Core Fixed Income Fund - Class A | 2 | 8 |
|     Lord Abbett Short Duration Income Fund - Class R4 | 4,552 | 2,449 |
| Lord Abbett Mid Cap Stock Fund, Inc.: | | |
|     Lord Abbett Mid Cap Stock Fund - Class A | 104 | 68 |
| Lord Abbett Research Fund, Inc.: | | |
|     Lord Abbett Small Cap Value Fund - Class A | 186 | 98 |
| Lord Abbett Securities Trust: | | |
|     Lord Abbett Fundamental Equity Fund - Class A | 43 | 1 |
| Lord Abbett Series Fund, Inc.: | | |
|     Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC | 3,619 | 11,797 |
| MainStay Funds: | | |
|     MainStay Large Cap Growth Fund - Class R3 | 1 | — |
| Massachusetts Investors Growth Stock Fund: | | |
|     Massachusetts Investors Growth Stock Fund - Class A | 12 | 1 |
| Metropolitan West Funds: | | |
|     Metropolitan West Total Return Bond Fund - Class I | 6,129 | 1,968 |
|     Metropolitan West Total Return Bond Fund - Class M | 3,658 | 3,201 |
| MFS® Series Trust l: | | |
|     MFS® New Discovery Fund - Class R3 | 112 | 62 |
| MFS® Series Trust X: | | |
|     MFS® International Value Fund - Class R3 | 315 | 200 |

|  | Purchases | Sales |
|---|---|---|
|  | *(Dollars in thousands)* | |
| Neuberger Berman Equity Funds®: | | |
| Neuberger Berman Genesis Fund - Trust Class | $ 158 | $ 27 |
| Neuberger Berman Sustainable Equity Fund - Institutional Class | 893 | 240 |
| Neuberger Berman Sustainable Equity Fund - Trust Class | 1,846 | 1,674 |
| New Perspective Fund®: | | |
| New Perspective Fund® - Class R-3 | 495 | 565 |
| New Perspective Fund® - Class R-4 | 29,438 | 17,267 |
| New World Fund®, Inc.: | | |
| New World Fund® - Class R-4 | 440 | 209 |
| Nuveen Investment Funds, Inc.: | | |
| Nuveen Global Infrastructure Fund - Class I | 342 | 437 |
| Oppenheimer Funds: | | |
| Oppenheimer Capital Appreciation Fund - Class A | 6 | 5 |
| Oppenheimer Developing Markets Fund - Class A | 6,062 | 26,476 |
| Oppenheimer Developing Markets Fund - Class Y | 4,586 | 6,955 |
| Oppenheimer Gold & Special Minerals Fund - Class A | 10 | 11 |
| Oppenheimer Integrity Funds: | | |
| Oppenheimer International Bond Fund - Class A | 38 | 47 |
| Oppenheimer International Growth Fund - Class Y | 184 | 49 |
| Oppenheimer International Small-Mid Company Fund - Class Y | 285 | 230 |
| Oppenheimer Main Street Fund®: | | |
| Oppenheimer Main Street Fund® - Class A | 498 | 155 |
| Oppenheimer Main Street Fund®/VA | 7 | 9 |
| Oppenheimer Main Street Small Cap Fund®/VA | 6,214 | 4,240 |
| Oppenheimer Variable Account Funds: | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | 2 | 1 |
| Oppenheimer Global Fund/VA | 22 | 18 |
| Oppenheimer Global Strategic Income Fund/VA | 5 | 2 |
| Parnassus Income Funds: | | |
| Parnassus Core Equity Fund[SM] - Investor Shares | 6,164 | 2,321 |
| Pax World Funds Series Trust I: | | |
| Pax Balanced Fund - Investor Class | 2,228 | 4,013 |
| PIMCO Funds: | | |
| PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | 642 | 374 |
| PIMCO Variable Insurance Trust: | | |
| PIMCO Real Return Portfolio - Administrative Class | 4,433 | 12,457 |
| Pioneer Equity Income Fund: | | |
| Pioneer Equity Income Fund - Class Y | 1,419 | 2,695 |
| Pioneer High Yield Fund: | | |
| Pioneer High Yield Fund - Class A | 136 | 151 |
| Pioneer Strategic Income Fund: | | |
| Pioneer Strategic Income Fund - Class A | 200 | 94 |
| Pioneer Variable Contracts Trust: | | |
| Pioneer Equity Income VCT Portfolio - Class I | — | — |
| Pioneer High Yield VCT Portfolio - Class I | 1,639 | 5,660 |
| Prudential Sector Funds, Inc.: | | |
| PGIM Jennison Utility Fund - Class Z | 43 | 11 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| RiverSource® Investment Series, Inc.: | | |
|     Columbia Large Cap Value Fund - Advisor Class | $ 13,592 | $ 3,060 |
|     Columbia Large Cap Value Fund - Class K | 239 | 12,333 |
| Royce Fund: | | |
|     Royce Total Return Fund - K Class | 9 | 6 |
| Schwartz Investment Trust: | | |
|     Ave Maria Rising Dividend Fund | 2,512 | 1,530 |
| SmallCap World Fund®, Inc.: | | |
|     SMALLCAP World Fund® - Class R-4 | 3,742 | 2,968 |
| T. Rowe Price Investment Services, Inc.: | | |
|     T. Rowe Price Institutional Large-Cap Growth Fund | 9,099 | 2,556 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | |
|     T. Rowe Price Mid-Cap Value Fund - R Class | 124 | 275 |
| T. Rowe Price Value Fund, Inc.: | | |
|     T. Rowe Price Value Fund - Advisor Class | 118 | 55 |
| TCW Funds Inc: | | |
|     TCW Total Return Bond Fund - Class N | 1,536 | 1,189 |
| Templeton Funds, Inc.: | | |
|     Templeton Foreign Fund - Class A | 46 | 32 |
| Templeton Income Trust: | | |
|     Templeton Global Bond Fund - Advisor Class | 3,183 | 5,203 |
|     Templeton Global Bond Fund - Class A | 13,026 | 15,621 |
| Third Avenue Trust: | | |
|     Third Avenue Real Estate Value Fund - Institutional Class | 42 | 62 |
| Thornburg Investment Trust: | | |
|     Thornburg International Value Fund - Class R4 | — | — |
| Touchstone Strategic Trust: | | |
|     Touchstone Value Fund - Institutional Class | 5,187 | 1,160 |
| USAA Investment Trust: | | |
|     USAA Precious Metals and Minerals Fund - Adviser Shares | 5,414 | 4,036 |
| Vanguard Bond Index Funds: | | |
|     Vanguard® Total Bond Market Index Fund - Investor Shares | — | — |
| Vanguard Index Funds: | | |
|     Vanguard® Total International Stock Index Fund - Investor Shares | — | — |
| Vanguard® Variable Insurance Fund: | | |
|     Diversified Value Portfolio | 13 | 1 |
|     Equity Income Portfolio | 26 | 19 |
|     Small Company Growth Portfolio | 11 | 1 |
| Victory Portfolios: | | |
|     Victory Integrity Small-Cap Value Fund - Class Y | 290 | 41 |
|     Victory Sycamore Established Value Fund - Class A | 1,985 | 298 |
|     Victory Sycamore Small Company Opportunity Fund - Class R | 3 | 47 |
| Voya Balanced Portfolio, Inc.: | | |
|     Voya Balanced Portfolio - Class I | 24,888 | 30,757 |
| Voya Equity Trust: | | |
|     Voya Large-Cap Growth Fund - Class A | 3 | 243 |
|     Voya Large Cap Value Fund - Class A | 14 | 73 |
|     Voya Real Estate Fund - Class A | 268 | 103 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Voya Funds Trust: | | |
| Voya Floating Rate Fund - Class A | $ 1,894 | $ 243 |
| Voya GNMA Income Fund - Class A | 695 | 1,091 |
| Voya Intermediate Bond Fund - Class A | 145 | 96 |
| Voya Intermediate Bond Portfolio: | | |
| Voya Intermediate Bond Portfolio - Class I | 22,876 | 55,812 |
| Voya Intermediate Bond Portfolio - Class S | 137 | 554 |
| Voya Investors Trust: | | |
| Voya Global Perspectives® Portfolio - Class I | 611 | 797 |
| Voya High Yield Portfolio - Adviser Class | 12 | 7 |
| Voya High Yield Portfolio - Institutional Class | 5,726 | 6,490 |
| Voya High Yield Portfolio - Service Class | 3,111 | 3,124 |
| Voya Large Cap Growth Portfolio - Adviser Class | 22 | 70 |
| Voya Large Cap Growth Portfolio - Institutional Class | 80,364 | 53,595 |
| Voya Large Cap Growth Portfolio - Service Class | 4,789 | 1,838 |
| Voya Large Cap Value Portfolio - Adviser Class | 2 | 4 |
| Voya Large Cap Value Portfolio - Institutional Class | 40,464 | 46,319 |
| Voya Large Cap Value Portfolio - Service Class | 345 | 505 |
| Voya Limited Maturity Bond Portfolio - Adviser Class | 5 | 1 |
| Voya Multi-Manager Large Cap Core Portfolio - Institutional Class | 12,346 | 14,315 |
| Voya Multi-Manager Large Cap Core Portfolio - Service Class | 431 | 477 |
| Voya U.S. Stock Index Portfolio - Institutional Class | 6,570 | 4,198 |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | 4 | 15 |
| VY® Clarion Global Real Estate Portfolio - Adviser Class | — | 6 |
| VY® Clarion Global Real Estate Portfolio - Institutional Class | 6,088 | 12,883 |
| VY® Clarion Real Estate Portfolio - Adviser Class | 5 | 5 |
| VY® Clarion Real Estate Portfolio - Institutional Class | 213 | 290 |
| VY® Clarion Real Estate Portfolio - Service Class | 5,884 | 12,280 |
| VY® Invesco Growth and Income Portfolio - Institutional Class | 7,259 | 4,545 |
| VY® Invesco Growth and Income Portfolio - Service Class | 5,711 | 4,890 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 12 | 30 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 1,541 | 3,627 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | 4,690 | 7,952 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 16 | 28 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 11,292 | 4,004 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | 9,746 | 4,969 |
| VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | 7 | 41 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 43 | 187 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 60,548 | 20,425 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | 111,271 | 59,701 |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | 274 | 337 |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | 19,908 | 9,671 |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | 11 | 2 |
| VY® T. Rowe Price International Stock Portfolio - Service Class | 1,036 | 1,710 |
| VY® Templeton Global Growth Portfolio - Institutional Class | 134 | 152 |
| VY® Templeton Global Growth Portfolio - Service Class | 1,175 | 1,440 |
| Voya Money Market Portfolio: | | |
| Voya Government Money Market Portfolio - Class I | 64,903 | 46,480 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| Voya Mutual Funds: | | |
| Voya Global Real Estate Fund - Class A | $ 10 | $ — |
| Voya Multi-Manager International Small Cap Fund - Class A | 60 | 87 |
| Voya Multi-Manager International Small Cap Fund - Class I | 1,788 | 1,353 |
| Voya Partners, Inc.: | | |
| Voya Global Bond Portfolio - Adviser Class | 36 | 12 |
| Voya Global Bond Portfolio - Initial Class | 8,657 | 10,630 |
| Voya Global Bond Portfolio - Service Class | 80 | 262 |
| Voya Index Solution 2025 Portfolio - Initial Class | 3,461 | 2,386 |
| Voya Index Solution 2025 Portfolio - Service Class | 1,076 | 660 |
| Voya Index Solution 2025 Portfolio - Service 2 Class | 405 | 1,965 |
| Voya Index Solution 2035 Portfolio - Initial Class | 5,127 | 1,275 |
| Voya Index Solution 2035 Portfolio - Service Class | 1,383 | 378 |
| Voya Index Solution 2035 Portfolio - Service 2 Class | 364 | 1,045 |
| Voya Index Solution 2045 Portfolio - Initial Class | 4,301 | 2,591 |
| Voya Index Solution 2045 Portfolio - Service Class | 1,052 | 73 |
| Voya Index Solution 2045 Portfolio - Service 2 Class | 437 | 1,118 |
| Voya Index Solution 2055 Portfolio - Initial Class | 2,739 | 988 |
| Voya Index Solution 2055 Portfolio - Service Class | 891 | 407 |
| Voya Index Solution 2055 Portfolio - Service 2 Class | 407 | 403 |
| Voya Index Solution Income Portfolio - Initial Class | 1,062 | 1,612 |
| Voya Index Solution Income Portfolio - Service Class | 319 | 290 |
| Voya Index Solution Income Portfolio - Service 2 Class | 321 | 518 |
| Voya Solution 2025 Portfolio - Adviser Class | 28 | 19 |
| Voya Solution 2025 Portfolio - Initial Class | 2,190 | 1,373 |
| Voya Solution 2025 Portfolio - Service Class | 15,114 | 22,212 |
| Voya Solution 2025 Portfolio - Service 2 Class | 2,028 | 1,950 |
| Voya Solution 2035 Portfolio - Adviser Class | 29 | 25 |
| Voya Solution 2035 Portfolio - Initial Class | 2,513 | 570 |
| Voya Solution 2035 Portfolio - Service Class | 18,717 | 20,388 |
| Voya Solution 2035 Portfolio - Service 2 Class | 2,064 | 1,513 |
| Voya Solution 2045 Portfolio - Adviser Class | 2 | 13 |
| Voya Solution 2045 Portfolio - Initial Class | 2,367 | 1,393 |
| Voya Solution 2045 Portfolio - Service Class | 15,016 | 24,589 |
| Voya Solution 2045 Portfolio - Service 2 Class | 1,223 | 805 |
| Voya Solution 2055 Portfolio - Initial Class | 1,010 | 386 |
| Voya Solution 2055 Portfolio - Service Class | 6,879 | 6,090 |
| Voya Solution 2055 Portfolio - Service 2 Class | 654 | 242 |
| Voya Solution Balanced Portfolio - Service Class | 1,307 | 1,983 |
| Voya Solution Income Portfolio - Adviser Class | 39 | 25 |
| Voya Solution Income Portfolio - Initial Class | 1,993 | 2,159 |
| Voya Solution Income Portfolio - Service Class | 4,598 | 13,144 |
| Voya Solution Income Portfolio - Service 2 Class | 545 | 1,269 |
| Voya Solution Moderately Conservative Portfolio - Service Class | 1,019 | 1,701 |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | 8 | 27 |
| VY® American Century Small-Mid Cap Value Portfolio - Initial Class | 7,900 | 4,154 |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | 10,831 | 9,395 |
| VY® Baron Growth Portfolio - Adviser Class | 70 | 145 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Voya Partners, Inc. (continued): | | |
| VY® Baron Growth Portfolio - Service Class | $ 20,959 | $ 13,169 |
| VY® Columbia Contrarian Core Portfolio - Service Class | 2,464 | 3,278 |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | 16 | 15 |
| VY® Columbia Small Cap Value II Portfolio - Service Class | 1,459 | 1,076 |
| VY® Invesco Comstock Portfolio - Adviser Class | 19 | 185 |
| VY® Invesco Comstock Portfolio - Service Class | 2,207 | 8,544 |
| VY® Invesco Equity and Income Portfolio - Adviser Class | 449 | 396 |
| VY® Invesco Equity and Income Portfolio - Initial Class | 25,902 | 41,342 |
| VY® Invesco Equity and Income Portfolio - Service Class | 210 | 462 |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | 49 | 86 |
| VY® JPMorgan Mid Cap Value Portfolio - Initial Class | 3,112 | 3,019 |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | 7,753 | 10,024 |
| VY® Oppenheimer Global Portfolio - Adviser Class | 49 | 203 |
| VY® Oppenheimer Global Portfolio - Initial Class | 53,595 | 62,139 |
| VY® Oppenheimer Global Portfolio - Service Class | 246 | 215 |
| VY® Pioneer High Yield Portfolio - Initial Class | 5,305 | 4,878 |
| VY® Pioneer High Yield Portfolio - Service Class | 57 | 255 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 41 | 33 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 47,482 | 44,553 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 338 | 336 |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | 366 | 888 |
| VY® T. Rowe Price Growth Equity Portfolio - Initial Class | 106,548 | 42,660 |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | 988 | 937 |
| VY® Templeton Foreign Equity Portfolio - Adviser Class | 14 | 24 |
| VY® Templeton Foreign Equity Portfolio - Initial Class | 2,650 | 10,489 |
| VY® Templeton Foreign Equity Portfolio - Service Class | 79 | 176 |
| Voya Series Fund, Inc.: | | |
| Voya Corporate Leaders 100 Fund - Class I | 7,776 | 1,225 |
| Voya Strategic Allocation Portfolios, Inc.: | | |
| Voya Strategic Allocation Conservative Portfolio - Class I | 5,266 | 5,110 |
| Voya Strategic Allocation Growth Portfolio - Class I | 3,210 | 7,764 |
| Voya Strategic Allocation Moderate Portfolio - Class I | 4,719 | 9,681 |
| Voya Variable Funds: | | |
| Voya Growth and Income Portfolio - Class A | 170 | 142 |
| Voya Growth and Income Portfolio - Class I | 133,954 | 152,652 |
| Voya Growth and Income Portfolio - Class S | 50 | 177 |
| Voya Variable Portfolios, Inc.: | | |
| Voya Global Equity Portfolio - Class I | 5,643 | 9,521 |
| Voya Global Equity Portfolio - Class S | 997 | 1,645 |
| Voya Index Plus LargeCap Portfolio - Class I | 51,805 | 35,434 |
| Voya Index Plus LargeCap Portfolio - Class S | 26 | 15 |
| Voya Index Plus MidCap Portfolio - Class I | 45,210 | 42,195 |
| Voya Index Plus MidCap Portfolio - Class S | 9 | 1 |
| Voya Index Plus SmallCap Portfolio - Class I | 23,525 | 17,706 |
| Voya Index Plus SmallCap Portfolio - Class S | 27 | 16 |
| Voya International Index Portfolio - Class I | 7,253 | 4,394 |
| Voya International Index Portfolio - Class S | 1 | 1 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Voya Variable Portfolios, Inc. (continued): | | |
| Voya Russell™ Large Cap Growth Index Portfolio - Class I | $ 16,954 | $ 9,340 |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | 455 | 145 |
| Voya Russell™ Large Cap Index Portfolio - Class I | 21,296 | 7,434 |
| Voya Russell™ Large Cap Index Portfolio - Class S | 51 | 47 |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | 102 | 138 |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | 3,143 | 2,292 |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | 4,311 | 2,414 |
| Voya Russell™ Mid Cap Index Portfolio - Class I | 29,069 | 14,050 |
| Voya Russell™ Small Cap Index Portfolio - Class I | 16,479 | 6,018 |
| Voya Small Company Portfolio - Class I | 27,820 | 28,890 |
| Voya Small Company Portfolio - Class S | 32 | 1 |
| Voya U.S. Bond Index Portfolio - Class I | 4,684 | 3,568 |
| Voya Variable Products Trust: | | |
| Voya MidCap Opportunities Portfolio - Class I | 33,425 | 19,497 |
| Voya MidCap Opportunities Portfolio - Class S | 174 | 70 |
| Voya SmallCap Opportunities Portfolio - Class I | 15,464 | 7,913 |
| Voya SmallCap Opportunities Portfolio - Class S | 55 | 21 |
| Wanger Advisors Trust: | | |
| Wanger International | 8,134 | 5,477 |
| Wanger Select | 9,461 | 11,940 |
| Wanger USA | 28,961 | 9,943 |
| Washington Mutual Investors Fund[SM]: | | |
| Washington Mutual Investors Fund[SM] - Class R-3 | 401 | 616 |
| Washington Mutual Investors Fund[SM] - Class R-4 | 30,671 | 12,439 |
| Wells Fargo Funds Trust: | | |
| Wells Fargo Small Cap Value Fund - Class A | 32 | 11 |
| Wells Fargo Small Company Growth Fund - Administrator Class | 8,778 | 1,751 |
| Wells Fargo Special Small Cap Value Fund - Class A | 8,960 | 13,561 |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

### 7. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | **2018** | | | **2017** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| AB Growth and Income Fund, Inc.: | | | | | | |
| AB Relative Value Fund - Class A | 2,540 | 2,840 | (300) | 8,929 | 9,680 | (751) |
| AB Variable Products Series Fund, Inc.: | | | | | | |
| AB VPS Growth and Income Portfolio - Class A | 2,023 | 2,392 | (369) | 1,373 | 7,297 | (5,924) |
| Aberdeen Funds: | | | | | | |
| Aberdeen International Equity Fund - Institutional Class | 323,536 | 118,855 | 204,681 | 401,044 | 68,503 | 332,541 |
| AIM Counselor Series Trust: | | | | | | |
| Invesco Floating Rate Fund - Class R5 | 26,145 | 14,496 | 11,649 | 16,360 | 9,834 | 6,526 |
| AIM Growth Series: | | | | | | |
| Invesco Mid Cap Core Equity Fund - Class A | 25,794 | 41,930 | (16,136) | 165,589 | 181,404 | (15,815) |
| Invesco Small Cap Growth Fund - Class A | 385 | 398 | (13) | 3,612 | 3,220 | 392 |
| AIM International Mutual Funds: | | | | | | |
| Invesco International Growth Fund - Class R5 | 11,950 | 16,161 | (4,211) | 21,763 | 19,139 | 2,624 |
| AIM Investment Funds: | | | | | | |
| Invesco Endeavor Fund - Class A | 366 | 273 | 93 | 1,013 | 978 | 35 |
| Invesco Global Health Care Fund - Investor Class | 400 | 64 | 336 | 2,639 | 4,250 | (1,611) |
| AIM Investment Securities Funds: | | | | | | |
| Invesco High Yield Fund - Class R5 | 18,274 | 4,268 | 14,006 | 31,227 | 20,055 | 11,172 |
| AIM Sector Funds: | | | | | | |
| Invesco American Value Fund - Class R5 | 16,141 | 6,992 | 9,149 | 23,231 | 24,568 | (1,337) |
| Invesco Energy Fund - Class R5 | 18,250 | 28,451 | (10,201) | 32,808 | 18,650 | 14,158 |
| Invesco Small Cap Value Fund - Class A | 278 | 2,313 | (2,035) | 14,193 | 20,637 | (6,444) |
| AIM Variable Insurance Funds: | | | | | | |
| Invesco V.I. American Franchise Fund - Series I Shares | 933,783 | 940,853 | (7,070) | 14,312,005 | 14,321,443 | (9,438) |
| Invesco V.I. Core Equity Fund - Series I Shares | 232,986 | 403,895 | (170,909) | 1,873,818 | 2,097,450 | (223,632) |
| Alger Funds: | | | | | | |
| Alger Capital Appreciation Fund - Class A | 1,001 | 500 | 501 | 27,190 | 45,773 | (18,583) |
| Alger Funds II: | | | | | | |
| Alger Responsible Investing Fund - Class A | 107,288 | 79,216 | 28,072 | 221,818 | 186,713 | 35,105 |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2018 | | | 2017 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Allianz Funds: | | | | | | |
| AllianzGI NFJ Dividend Value Fund - Class A | 388 | 320 | 68 | 13,501 | 13,694 | (193) |
| AllianzGI NFJ Large-Cap Value Fund - Institutional Class | — | — | — | 408 | 408 | — |
| AllianzGI NFJ Small-Cap Value Fund - Class A | 2,174 | 5,013 | (2,839) | 19,840 | 26,560 | (6,720) |
| Amana Mutual Funds Trust: | | | | | | |
| Amana Growth Fund - Investor Class | 340,170 | 381,873 | (41,703) | 1,922,544 | 1,979,033 | (56,489) |
| Amana Income Fund - Investor Class | 352,927 | 564,246 | (211,319) | 3,026,912 | 3,280,698 | (253,786) |
| American Balanced Fund®, Inc.: | | | | | | |
| American Balanced Fund® - Class R-3 | 36,918 | 39,504 | (2,586) | 210,527 | 296,617 | (86,090) |
| American Beacon Funds: | | | | | | |
| American Beacon Small Cap Value Fund - Investor Class | 33,937 | 28,383 | 5,554 | 15,145 | 9,373 | 5,772 |
| American Century Government Income Trust: | | | | | | |
| American Century Investments® Inflation-Adjusted Bond Fund - Investor Class | 441,789 | 608,168 | (166,379) | 2,881,063 | 2,157,923 | 723,140 |
| American Century Quantitative Equity Funds, Inc.: | | | | | | |
| American Century Investments® Income & Growth Fund - A Class | 39,906 | 54,342 | (14,436) | 49,153 | 69,084 | (19,931) |
| American Funds Fundamental Investors℠: | | | | | | |
| Fundamental Investors℠ - Class R-3 | 16,664 | 20,878 | (4,214) | 134,583 | 172,167 | (37,584) |
| Fundamental Investors℠ - Class R-4 | 825,392 | 1,108,120 | (282,728) | 6,384,534 | 5,982,682 | 401,852 |
| American Mutual Fund®: | | | | | | |
| American Mutual Fund® - Class R-4 | 114,454 | 48,063 | 66,391 | 650,194 | 536,719 | 113,475 |
| AMG Funds IV: | | | | | | |
| AMG Managers Fairpointe Mid Cap Fund - Class N | 145,169 | 420,367 | (275,198) | 1,620,035 | 2,007,695 | (387,660) |
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund - Investor Class | 2,692 | 4,370 | (1,678) | 22,933 | 24,815 | (1,882) |
| Ariel Fund - Investor Class | 122,554 | 139,375 | (16,821) | 580,691 | 662,681 | (81,990) |
| Artisan Funds, Inc.: | | | | | | |
| Artisan International Fund - Investor Shares | 157,440 | 298,813 | (141,373) | 1,263,946 | 1,368,337 | (104,391) |
| BlackRock Equity Dividend Fund: | | | | | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 24,645 | 27,453 | (2,808) | 61,119 | 88,049 | (26,930) |
| BlackRock Funds℠: | | | | | | |
| BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | 259,208 | 62,971 | 196,237 | 328,339 | 152,999 | 175,340 |
| BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | 755,383 | 515,560 | 239,823 | 2,609,624 | 2,152,093 | 457,531 |

241

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2018 | | | 2017 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| BlackRock Mid Cap Dividend Series, Inc.: | | | | | | |
| BlackRock Mid Cap Dividend Fund - Institutional Shares | 3,374 | 3,621 | (247) | 22,320 | 17,049 | 5,271 |
| BlackRock Mid Cap Dividend Fund - Investor A Shares | 69,089 | 109,706 | (40,617) | 403,297 | 473,918 | (70,621) |
| Bond Fund of America℠: | | | | | | |
| Bond Fund of America℠ - Class R-4 | 289,558 | 267,961 | 21,597 | 1,048,188 | 1,040,421 | 7,767 |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert VP SRI Balanced Portfolio | 416,831 | 494,473 | (77,642) | 1,287,247 | 1,465,938 | (178,691) |
| Capital Income Builder®: | | | | | | |
| Capital Income Builder® - Class R-4 | 183,827 | 126,156 | 57,671 | 541,397 | 442,640 | 98,757 |
| Capital World Growth & Income Fund℠: | | | | | | |
| Capital World Growth & Income Fund℠ - Class R-3 | 10,249 | 11,660 | (1,411) | 44,832 | 56,580 | (11,748) |
| Cohen & Steers Real Estate Securities Fund, Inc.: | | | | | | |
| Cohen & Steers Real Estate Securities Fund, Inc. - Class A | 5,524 | 250 | 5,274 | — | — | — |
| Cohen & Steers Realty Shares, Inc.: | | | | | | |
| Cohen & Steers Realty Shares, Inc. | 111,978 | 188,383 | (76,405) | 734,315 | 769,179 | (34,864) |
| Columbia℠ Acorn® Trust: | | | | | | |
| Columbia℠ Acorn® Fund - Class A | 90 | 143 | (53) | 3,513 | 3,113 | 400 |
| Columbia℠ Acorn® Fund - Class Z | 92 | — | 92 | 219 | 143 | 76 |
| Columbia Funds Series Trust: | | | | | | |
| Columbia Select Mid Cap Value Fund - Class A | 50,526 | 74,206 | (23,680) | 644,444 | 685,480 | (41,036) |
| Columbia Select Mid Cap Value Fund - Institutional Class | — | — | — | 114 | 114 | — |
| CRM Mutual Fund Trust: | | | | | | |
| CRM Mid Cap Value Fund - Investor Shares | 530 | 1,626 | (1,096) | 14,504 | 14,527 | (23) |
| Davis Series Inc.: | | | | | | |
| Davis Financial Fund - Class Y | 6,910 | 6,341 | 569 | 4,645 | 5,260 | (615) |
| Delaware Group® Equity Funds IV: | | | | | | |
| Delaware Smid Cap Growth Fund - Institutional Class | 230,617 | 73,531 | 157,086 | 278,864 | 40,216 | 238,648 |
| Delaware Group Equity Funds V: | | | | | | |
| Delaware Small Cap Value Fund - Class A | 54,456 | 100,588 | (46,132) | 419,719 | 358,056 | 61,663 |
| Deutsche DWS Investment Trust: | | | | | | |
| DWS Small Cap Growth Fund - Class S | 559 | 1,491 | (932) | 3,575 | 2,645 | 930 |

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

Year ended December 31

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Deutsche DWS Investments VIT Funds: | | | | | | |
| Deutsche Equity 500 Index Fund - Class S | 4,855 | 6,669 | (1,814) | 28,663 | 34,468 | (5,805) |
| DFA Investment Dimensions Group Inc.: | | | | | | |
| DFA Inflation-Protected Securities Portfolio - Institutional Class | 47,210 | 10,042 | 37,168 | 33,069 | 20,987 | 12,082 |
| Emerging Markets Core Equity Portfolio - Institutional Class | 79,667 | 30,194 | 49,473 | 69,694 | 9,313 | 60,381 |
| U.S. Targeted Value Portfolio - Institutional Class | 292,340 | 130,569 | 161,771 | 378,682 | 86,903 | 291,779 |
| Dodge & Cox Funds: | | | | | | |
| Dodge & Cox International Stock Fund | 1,717 | 1,598 | 119 | 14,131 | 18,781 | (4,650) |
| Dodge & Cox Stock Fund | 1,174 | 710 | 464 | 10,313 | 17,284 | (6,971) |
| Eaton Vance Special Investment Trust: | | | | | | |
| Eaton Vance Large-Cap Value Fund - Class R | — | — | — | 75 | 75 | — |
| EuroPacific Growth Fund®: | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 46,193 | 73,788 | (27,595) | 274,255 | 355,952 | (81,697) |
| EuroPacific Growth Fund® - Class R-4 | 1,854,415 | 2,594,183 | (739,768) | 13,090,885 | 12,925,932 | 164,953 |
| Federated International Leaders Fund: | | | | | | |
| Federated International Leaders Fund - Institutional Shares | 280 | 118 | 162 | 22 | — | 22 |
| Fidelity® Contrafund®: | | | | | | |
| Fidelity Advisor® New Insights Fund - Class I | 58,499 | 34,995 | 23,504 | 119,859 | 87,042 | 32,817 |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 2,282,938 | 3,158,805 | (875,867) | 9,163,602 | 9,795,182 | (631,580) |
| Fidelity® VIP Growth Portfolio - Initial Class | 2,025,621 | 2,577,802 | (552,181) | 24,084,291 | 24,191,217 | (106,926) |
| Fidelity® VIP High Income Portfolio - Initial Class | 63,483 | 100,320 | (36,837) | 127,010 | 314,303 | (187,293) |
| Fidelity® VIP Overseas Portfolio - Initial Class | 219,286 | 378,218 | (158,932) | 1,260,528 | 1,250,596 | 9,932 |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 5,241,249 | 8,158,655 | (2,917,406) | 21,145,938 | 23,238,840 | (2,092,902) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 509,141 | 450,626 | 58,515 | 640,513 | 399,423 | 241,090 |
| Fidelity® Variable Insurance Products III: | | | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | — | 169 | (169) | 169 | 401 | (232) |
| Fidelity® Variable Insurance Products V: | | | | | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | 25,178 | 51,771 | (26,593) | 34,044 | 204,012 | (169,968) |
| Franklin Mutual Series Fund Inc.: | | | | | | |
| Franklin Mutual Global Discovery Fund - Class R | 19,255 | 30,968 | (11,713) | 98,614 | 98,591 | 23 |

243

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

**Year ended December 31**

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Franklin Strategic Series: | | | | | | |
| Franklin Biotechnology Discovery Fund - Advisor Class | 7,523 | 6,389 | 1,134 | 27,401 | 23,729 | 3,672 |
| Franklin Natural Resources Fund - Advisor Class | 928 | 3,047 | (2,119) | 5,984 | 6,551 | (567) |
| Franklin Small-Mid Cap Growth Fund - Class A | 11,452 | 12,856 | (1,404) | 22,077 | 21,258 | 819 |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value VIP Fund - Class 2 | 738,743 | 1,148,874 | (410,131) | 3,236,347 | 3,631,635 | (395,288) |
| Goldman Sachs Trust: | | | | | | |
| Goldman Sachs Growth Opportunities Fund - Class IR | 4,181 | 6,991 | (2,810) | 7,780 | 5,021 | 2,759 |
| Growth Fund of America®: | | | | | | |
| Growth Fund of America® - Class R-3 | 91,390 | 144,684 | (53,294) | 561,729 | 666,825 | (105,096) |
| Growth Fund of America® - Class R-4 | 1,549,568 | 2,301,436 | (751,868) | 13,430,309 | 13,900,242 | (469,933) |
| Hartford Mutual Funds, Inc.: | | | | | | |
| The Hartford Capital Appreciation Fund - Class R4 | — | — | — | 7 | 7 | — |
| The Hartford Dividend And Growth Fund - Class R4 | 32 | — | 32 | 315 | 296 | 19 |
| The Hartford International Opportunities Fund - Class R4 | 77,770 | 39,116 | 38,654 | 190,727 | 99,945 | 90,782 |
| Income Fund of America®: | | | | | | |
| Income Fund of America® - Class R-3 | 21,310 | 36,023 | (14,713) | 89,875 | 94,775 | (4,900) |
| Ivy Funds: | | | | | | |
| Ivy Science and Technology Fund - Class Y | 574,692 | 351,992 | 222,700 | 1,125,152 | 697,442 | 427,710 |
| Janus Aspen Series: | | | | | | |
| Janus Henderson Balanced Portfolio - Institutional Shares | — | 77 | (77) | 565 | 513 | 52 |
| Janus Henderson Enterprise Portfolio - Institutional Shares | 146 | 614 | (468) | 4,356 | 4,338 | 18 |
| Janus Henderson Flexible Bond Portfolio - Institutional Shares | — | 72 | (72) | 2,630 | 2,598 | 32 |
| Janus Henderson Global Research Portfolio - Institutional Shares | 25 | 66 | (41) | 2,125 | 2,110 | 15 |
| Janus Henderson Research Portfolio - Institutional Shares | 61 | 58 | 3 | 1,877 | 1,814 | 63 |
| JPMorgan Trust II: | | | | | | |
| JPMorgan Equity Income Fund - Select Class | 53,643 | 28,962 | 24,681 | 102,306 | 70,487 | 31,819 |
| JPMorgan Government Bond Fund - Select Class | 132,583 | 69,047 | 63,536 | 68,242 | 97,758 | (29,516) |
| Lazard Funds, Inc.: | | | | | | |
| Lazard International Equity Portfolio - Open Shares | 32,328 | 35,727 | (3,399) | 88,948 | 40,774 | 48,174 |
| Legg Mason Partners Equity Trust: | | | | | | |
| ClearBridge Aggressive Growth Fund - Class I | 12,149 | 22,834 | (10,685) | 64,087 | 56,179 | 7,908 |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2018 | | | 2017 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| LKCM Funds: | | | | | | |
| LKCM Aquinas Catholic Equity Fund | 3,251 | 46,884 | (43,633) | 50,363 | 46,261 | 4,102 |
| Loomis Sayles Funds I: | | | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 44,320 | 157,519 | (113,199) | 778,885 | 857,571 | (78,686) |
| Loomis Sayles Funds II: | | | | | | |
| Loomis Sayles Limited Term Government and Agency Fund - Class Y | 9,991 | 11,494 | (1,503) | 17,507 | 91,790 | (74,283) |
| Loomis Sayles Value Fund - Class Y | 602 | 2,970 | (2,368) | 3,502 | 3,336 | 166 |
| Lord Abbett Developing Growth Fund, Inc.: | | | | | | |
| Lord Abbett Developing Growth Fund - Class A | 356 | 732 | (376) | 8,399 | 13,343 | (4,944) |
| Lord Abbett Investment Trust: | | | | | | |
| Lord Abbett Core Fixed Income Fund - Class A | 161 | 691 | (530) | 4,511 | 4,548 | (37) |
| Lord Abbett Short Duration Income Fund - Class R4 | 479,573 | 287,629 | 191,944 | 794,199 | 663,413 | 130,786 |
| Lord Abbett Mid Cap Stock Fund, Inc.: | | | | | | |
| Lord Abbett Mid Cap Stock Fund - Class A | 16,185 | 16,337 | (152) | 37,544 | 38,311 | (767) |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett Small Cap Value Fund - Class A | 1,590 | 2,878 | (1,288) | 32,294 | 42,416 | (10,122) |
| Lord Abbett Securities Trust: | | | | | | |
| Lord Abbett Fundamental Equity Fund - Class A | 6,812 | 5,875 | 937 | 15,538 | 17,053 | (1,515) |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC | 620,578 | 1,011,079 | (390,501) | 2,624,908 | 3,345,309 | (720,401) |
| MainStay Funds: | | | | | | |
| MainStay Large Cap Growth Fund - Class R3 | — | — | — | 75 | 75 | — |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 576 | 423 | 153 | 4,378 | 6,182 | (1,804) |
| Metropolitan West Funds: | | | | | | |
| Metropolitan West Total Return Bond Fund - Class I | 564,090 | 209,346 | 354,744 | 643,703 | 104,997 | 538,706 |
| Metropolitan West Total Return Bond Fund - Class M | 527,675 | 516,521 | 11,154 | 2,346,036 | 2,070,113 | 275,923 |
| MFS® Series Trust I: | | | | | | |
| MFS® New Discovery Fund - Class R3 | 5,940 | 5,016 | 924 | 10,049 | 6,843 | 3,206 |
| MFS® Series Trust X: | | | | | | |
| MFS® International Value Fund - Class R3 | 25,827 | 18,295 | 7,532 | 49,497 | 30,480 | 19,017 |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

**Year ended December 31**

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Genesis Fund - Trust Class | 16,490 | 12,322 | 4,168 | 35,895 | 53,923 | (18,028) |
| Neuberger Berman Sustainable Equity Fund - Institutional Class | 50,656 | 22,716 | 27,940 | 78,854 | 15,780 | 63,074 |
| Neuberger Berman Sustainable Equity Fund - Trust Class | 59,842 | 96,469 | (36,627) | 784,456 | 807,793 | (23,337) |
| New Perspective Fund®: | | | | | | |
| New Perspective Fund® - Class R-3 | 17,607 | 23,930 | (6,323) | 86,269 | 92,400 | (6,131) |
| New Perspective Fund® - Class R-4 | 1,356,106 | 1,262,387 | 93,719 | 6,909,511 | 5,803,888 | 1,105,623 |
| New World Fund®, Inc.: | | | | | | |
| New World Fund® - Class R-4 | 40,760 | 23,111 | 17,649 | 140,337 | 90,059 | 50,278 |
| Nuveen Investment Funds, Inc.: | | | | | | |
| Nuveen Global Infrastructure Fund - Class I | 24,624 | 40,227 | (15,603) | 57,765 | 61,984 | (4,219) |
| Oppenheimer Funds: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 71 | 235 | (164) | 3,827 | 4,148 | (321) |
| Oppenheimer Developing Markets Fund - Class A | 562,912 | 880,372 | (317,460) | 3,743,495 | 2,741,679 | 1,001,816 |
| Oppenheimer Developing Markets Fund - Class Y | 499,443 | 700,702 | (201,259) | 4,299,834 | 4,038,745 | 261,089 |
| Oppenheimer Gold & Special Minerals Fund - Class A | 9,617 | 9,365 | 252 | 9,559 | 8,431 | 1,128 |
| Oppenheimer Integrity Funds: | | | | | | |
| Oppenheimer International Bond Fund - Class A | 3,687 | 4,988 | (1,301) | 15,628 | 17,292 | (1,664) |
| Oppenheimer International Growth Fund - Class Y | 18,344 | 5,689 | 12,655 | 39,455 | 25,832 | 13,623 |
| Oppenheimer International Small-Mid Company Fund - Class Y | 16,479 | 17,187 | (708) | 57,020 | 49,287 | 7,733 |
| Oppenheimer Main Street Fund®: | | | | | | |
| Oppenheimer Main Street Fund® - Class A | 29,167 | 12,829 | 16,338 | 52,262 | 4,594 | 47,668 |
| Oppenheimer Main Street Fund®/VA | 41,101 | 41,520 | (419) | 41,935 | 42,368 | (433) |
| Oppenheimer Main Street Small Cap Fund®/VA | 178,407 | 236,418 | (58,011) | 1042970 | 1107184 | -64214 |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | 10,451 | 10,557 | (106) | 10,935 | 11,049 | (114) |
| Oppenheimer Global Fund/VA | 94 | 438 | (344) | 6,161 | 6,226 | (65) |
| Oppenheimer Global Strategic Income Fund/VA | — | — | — | 3,938 | 3,938 | — |
| Parnassus Income Funds: | | | | | | |
| Parnassus Core Equity Fund℠ - Investor Shares | 267,500 | 196,306 | 71,194 | 485,485 | 378,817 | 106,668 |
| Pax World Funds Series Trust I: | | | | | | |
| Pax Balanced Fund - Investor Class | 162,436 | 292,297 | (129,861) | 1,747,650 | 1,879,638 | (131,988) |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

**Year ended December 31**

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| PIMCO Funds: | | | | | | |
| PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | 96,633 | 65,926 | 30,707 | 304,193 | 335,100 | (30,907) |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 581,573 | 1,160,188 | (578,615) | 5,554,438 | 6,859,876 | (1,305,438) |
| Pioneer Equity Income Fund: | | | | | | |
| Pioneer Equity Income Fund - Class Y | 43,201 | 148,991 | (105,790) | 125,601 | 178,928 | (53,327) |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 17,457 | 19,970 | (2,513) | 124,605 | 147,232 | (22,627) |
| Pioneer Strategic Income Fund: | | | | | | |
| Pioneer Strategic Income Fund - Class A | 33,199 | 25,903 | 7,296 | 44,501 | 83,934 | (39,433) |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Equity Income VCT Portfolio - Class I | — | — | — | 8 | 8 | — |
| Pioneer High Yield VCT Portfolio - Class I | 95,021 | 316,062 | (221,041) | 1,077,628 | 1,112,387 | (34,759) |
| Prudential Sector Funds, Inc.: | | | | | | |
| PGIM Jennison Utility Fund - Class Z | 2,847 | 964 | 1,883 | 10,846 | 9,391 | 1,455 |
| RiverSource® Investment Series, Inc.: | | | | | | |
| Columbia Large Cap Value Fund - Advisor Class | 1,218,739 | 320,693 | 898,046 | 7,660 | 14,386 | (6,726) |
| Columbia Large Cap Value Fund - Class K | 22,816 | 696,534 | (673,718) | 755,772 | 734,470 | 21,302 |
| Royce Fund: | | | | | | |
| Royce Total Return Fund - K Class | 1,446 | 830 | 616 | 139 | 126 | 13 |
| Schwartz Investment Trust: | | | | | | |
| Ave Maria Rising Dividend Fund | 202,644 | 159,788 | 42,856 | 582,840 | 585,032 | (2,192) |
| SmallCap World Fund®, Inc.: | | | | | | |
| SMALLCAP World Fund® - Class R-4 | 247,719 | 266,195 | (18,476) | 1,591,724 | 1,256,399 | 335,325 |
| T. Rowe Price Investment Services, Inc.: | | | | | | |
| T. Rowe Price Institutional Large-Cap Growth Fund | 411,370 | 167,826 | 243,544 | 543,270 | 83,397 | 459,873 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 1,390 | 7,933 | (6,543) | 50,090 | 57,540 | (7,450) |
| T. Rowe Price Value Fund, Inc.: | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 3,609 | 2,358 | 1,251 | 22,260 | 19,433 | 2,827 |
| TCW Funds Inc: | | | | | | |
| TCW Total Return Bond Fund - Class N | 200,181 | 179,012 | 21,169 | 681,891 | 685,879 | (3,988) |

| | Year ended December 31 | | | | | |
| | 2018 | | | 2017 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Templeton Funds, Inc.: | | | | | | |
| Templeton Foreign Fund - Class A | 2,867 | 2,589 | 278 | 37,267 | 42,247 | (4,980) |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Advisor Class | 218,255 | 536,138 | (317,883) | 2,746,252 | 2,744,708 | 1,544 |
| Templeton Global Bond Fund - Class A | 790,482 | 1,112,094 | (321,612) | 6,549,145 | 6,623,471 | (74,326) |
| Third Avenue Trust: | | | | | | |
| Third Avenue Real Estate Value Fund - Institutional Class | 3,134 | 5,145 | (2,011) | 7,239 | 4,154 | 3,085 |
| Thornburg Investment Trust: | | | | | | |
| Thornburg International Value Fund - Class R4 | 7 | — | 7 | 192 | 205 | (13) |
| Touchstone Strategic Trust: | | | | | | |
| Touchstone Value Fund - Institutional Class | 287,860 | 107,570 | 180,290 | 312,572 | 63,084 | 249,488 |
| USAA Investment Trust: | | | | | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 2,210,557 | 1,705,477 | 505,080 | 4,709,398 | 5,205,893 | (496,495) |
| Vanguard Bond Index Funds: | | | | | | |
| Vanguard® Total Bond Market Index Fund - Investor Shares | 60 | 38 | 22 | — | — | — |
| Vanguard Index Funds: | | | | | | |
| Vanguard® Total International Stock Index Fund - Investor Shares | 2 | 1 | 1 | — | — | — |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 150 | — | 150 | 4,743 | 4,559 | 184 |
| Equity Income Portfolio | 384 | 595 | (211) | 7,458 | 8,964 | (1,506) |
| Small Company Growth Portfolio | 178 | 24 | 154 | 1,501 | 1,345 | 156 |
| Victory Portfolios: | | | | | | |
| Victory Integrity Small-Cap Value Fund - Class Y | 18,447 | 3,677 | 14,770 | 38,088 | 23,344 | 14,744 |
| Victory Sycamore Established Value Fund - Class A | 137,810 | 37,383 | 100,427 | 137,269 | 15,405 | 121,864 |
| Victory Sycamore Small Company Opportunity Fund - Class R | 82 | 1,744 | (1,662) | 3,649 | 3,256 | 393 |
| Voya Balanced Portfolio, Inc.: | | | | | | |
| Voya Balanced Portfolio - Class I | 6,742,832 | 7,575,146 | (832,314) | 10,175,837 | 11,029,989 | (854,152) |
| Voya Equity Trust: | | | | | | |
| Voya Large-Cap Growth Fund - Class A | 109 | 8,629 | (8,520) | 16,899 | 15,794 | 1,105 |
| Voya Large Cap Value Fund - Class A | 487 | 4,659 | (4,172) | 13,138 | 9,087 | 4,051 |
| Voya Real Estate Fund - Class A | 4,667 | 5,070 | (403) | 36,892 | 41,004 | (4,112) |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

Year ended December 31

| | 2018 Units Issued | 2018 Units Redeemed | 2018 Net Increase (Decrease) | 2017 Units Issued | 2017 Units Redeemed | 2017 Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Voya Funds Trust: | | | | | | |
| Voya Floating Rate Fund - Class A | 187,063 | 33,201 | 153,862 | 64,977 | 4,335 | 60,642 |
| Voya GNMA Income Fund - Class A | 61,854 | 92,151 | (30,297) | 305,392 | 316,624 | (11,232) |
| Voya Intermediate Bond Fund - Class A | 26,962 | 25,157 | 1,805 | 80,308 | 78,017 | 2,291 |
| Voya Intermediate Bond Portfolio: | | | | | | |
| Voya Intermediate Bond Portfolio - Class I | 8,682,857 | 10,545,203 | (1,862,346) | 45,977,599 | 47,209,399 | (1,231,800) |
| Voya Intermediate Bond Portfolio - Class S | 3,841 | 36,157 | (32,316) | 4,874 | 12,653 | (7,779) |
| Voya Investors Trust: | | | | | | |
| Voya Global Perspectives® Portfolio - Class I | 50,964 | 74,097 | (23,133) | 241,772 | 547,022 | (305,250) |
| Voya High Yield Portfolio - Adviser Class | 703 | 456 | 247 | 34 | 200 | (166) |
| Voya High Yield Portfolio - Institutional Class | 452,830 | 646,153 | (193,323) | 2,685,458 | 2,297,290 | 388,168 |
| Voya High Yield Portfolio - Service Class | 192,320 | 241,528 | (49,208) | 1,355,493 | 1,397,432 | (41,939) |
| Voya Large Cap Growth Portfolio - Adviser Class | 95 | 2,668 | (2,573) | 65 | 570 | (505) |
| Voya Large Cap Growth Portfolio - Institutional Class | 3,215,071 | 4,844,168 | (1,629,097) | 21,972,507 | 22,713,257 | (740,750) |
| Voya Large Cap Growth Portfolio - Service Class | 136,077 | 98,030 | 38,047 | 646,156 | 545,707 | 100,449 |
| Voya Large Cap Value Portfolio - Adviser Class | — | 293 | (293) | 6 | 188 | (182) |
| Voya Large Cap Value Portfolio - Institutional Class | 4,399,552 | 6,915,673 | (2,516,121) | 20,383,416 | 22,412,366 | (2,028,950) |
| Voya Large Cap Value Portfolio - Service Class | 16,267 | 37,742 | (21,475) | — | — | — |
| Voya Limited Maturity Bond Portfolio - Adviser Class | 462 | 65 | 397 | 86 | — | 86 |
| Voya Multi-Manager Large Cap Core Portfolio - Institutional Class | 1,228,511 | 1,867,784 | (639,273) | 743,614 | 872,540 | (128,926) |
| Voya Multi-Manager Large Cap Core Portfolio - Service Class | 996 | 22,913 | (21,917) | 30,422 | 32,097 | (1,675) |
| Voya U.S. Stock Index Portfolio - Institutional Class | 267,834 | 238,350 | 29,484 | 790,828 | 548,231 | 242,597 |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | 385 | 1,438 | (1,053) | 205 | 1,817 | (1,612) |
| VY® Clarion Global Real Estate Portfolio - Adviser Class | 8 | 457 | (449) | 20 | 2,621 | (2,601) |
| VY® Clarion Global Real Estate Portfolio - Institutional Class | 583,017 | 1,268,139 | (685,122) | 4,150,370 | 4,908,758 | (758,388) |
| VY® Clarion Real Estate Portfolio - Adviser Class | — | 273 | (273) | — | 3,180 | (3,180) |
| VY® Clarion Real Estate Portfolio - Institutional Class | 1,463,723 | 1,478,067 | (14,344) | — | 2,604,592 | (2,604,592) |
| VY® Clarion Real Estate Portfolio - Service Class | 238,155 | 874,112 | (635,957) | — | 3,882,790 | (3,882,790) |
| VY® Invesco Growth and Income Portfolio - Institutional Class | 202,583 | 264,268 | (61,685) | 2,026,507 | 1,885,225 | 141,282 |
| VY® Invesco Growth and Income Portfolio - Service Class | 155,878 | 271,113 | (115,235) | 1,687,128 | 1,639,203 | 47,925 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 551 | 1,383 | (832) | 752 | 8,101 | (7,349) |
| VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 102,288 | 196,283 | (93,995) | 209,399 | 663,174 | (453,775) |

**Year ended December 31**

|  | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Voya Investors Trust (continued): |  |  |  |  |  |  |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | 301,101 | 437,189 | (136,088) | 1,319,753 | 1,192,028 | 127,725 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 413 | 1,338 | (925) | 665 | 4 | 661 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 339,333 | 270,162 | 69,171 | 2,369,423 | 2,325,065 | 44,358 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | 279,952 | 265,596 | 14,356 | 1,316,678 | 1,244,351 | 72,327 |
| VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | 56 | 2,105 | (2,049) | 81 | 1,469 | (1,388) |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | — | 9,463 | (9,463) | — | 1,881 | (1,881) |
| VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 2,291,923 | 1,789,593 | 502,330 | 19,279,743 | 18,722,477 | 557,266 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | 5,231,426 | 5,492,918 | (261,492) | 34,911,145 | 33,516,092 | 1,395,053 |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | 4,404 | 14,884 | (10,480) | 1,078 | 17,070 | (15,992) |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | 997,078 | 1,218,288 | (221,210) | 5,591,101 | 5,947,268 | (356,167) |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | 794 | 120 | 674 | 91 | 1,318 | (1,227) |
| VY® T. Rowe Price International Stock Portfolio - Service Class | 80,119 | 120,148 | (40,029) | — | 562,599 | (562,599) |
| VY® Templeton Global Growth Portfolio - Institutional Class | 2,953 | 7,620 | (4,667) | — | 46,428 | (46,428) |
| VY® Templeton Global Growth Portfolio - Service Class | 53,699 | 112,188 | (58,489) | — | 486,858 | (486,858) |
| Voya Money Market Portfolio: |  |  |  |  |  |  |
| Voya Government Money Market Portfolio - Class I | 24,561,612 | 23,410,403 | 1,151,209 | 19,999,995 | 20,476,082 | (476,087) |
| Voya Mutual Funds: |  |  |  |  |  |  |
| Voya Global Real Estate Fund - Class A | 365 | 241 | 124 | 7,845 | 13,116 | (5,271) |
| Voya Multi-Manager International Small Cap Fund - Class A | 2,293 | 4,251 | (1,958) | 15,157 | 15,450 | (293) |
| Voya Multi-Manager International Small Cap Fund - Class I | 144,671 | 125,061 | 19,610 | 190,571 | 79,986 | 110,585 |
| Voya Partners, Inc.: |  |  |  |  |  |  |
| Voya Global Bond Portfolio - Adviser Class | 1,754 | 719 | 1,035 | 5,920,540 | 6,347,295 | (426,755) |
| Voya Global Bond Portfolio - Initial Class | 4,754,221 | 5,011,738 | (257,517) | — | — | — |
| Voya Global Bond Portfolio - Service Class | 27,893 | 41,635 | (13,742) | — | 74,475 | (74,475) |
| Voya Index Solution 2025 Portfolio - Initial Class | 166,873 | 132,294 | 34,579 | 287,219 | 214,541 | 72,678 |
| Voya Index Solution 2025 Portfolio - Service Class | 46,263 | 33,408 | 12,855 | — | — | — |
| Voya Index Solution 2025 Portfolio - Service 2 Class | 55,739 | 145,253 | (89,514) | 332,264 | 363,714 | (31,450) |
| Voya Index Solution 2035 Portfolio - Initial Class | 209,775 | 70,155 | 139,620 | 490,932 | 419,708 | 71,224 |
| Voya Index Solution 2035 Portfolio - Service Class | 52,591 | 17,799 | 34,792 | 334,448 | 276,172 | 58,276 |
| Voya Index Solution 2035 Portfolio - Service 2 Class | 54,256 | 89,312 | (35,056) | 192,638 | 228,558 | (35,920) |
| Voya Index Solution 2045 Portfolio - Initial Class | 170,219 | 118,600 | 51,619 | 431,161 | 335,562 | 95,599 |

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2018 | | | 2017 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Voya Partners, Inc. (continued): | | | | | | |
| Voya Index Solution 2045 Portfolio - Service Class | 38,706 | 3,866 | 34,840 | 165,222 | 123,991 | 41,231 |
| Voya Index Solution 2045 Portfolio - Service 2 Class | 59,644 | 93,885 | (34,241) | 202,018 | 220,860 | (18,842) |
| Voya Index Solution 2055 Portfolio - Initial Class | 146,032 | 65,907 | 80,125 | 263,648 | 200,652 | 62,996 |
| Voya Index Solution 2055 Portfolio - Service Class | 49,871 | 28,560 | 21,311 | 130,045 | 89,446 | 40,599 |
| Voya Index Solution 2055 Portfolio - Service 2 Class | 55,536 | 55,690 | (154) | 98,461 | 84,212 | 14,249 |
| Voya Index Solution Income Portfolio - Initial Class | 60,736 | 100,971 | (40,235) | 142,735 | 109,445 | 33,290 |
| Voya Index Solution Income Portfolio - Service Class | 17,270 | 17,768 | (498) | 69,290 | 68,297 | 993 |
| Voya Index Solution Income Portfolio - Service 2 Class | 33,518 | 48,263 | (14,745) | 115,828 | 114,927 | 901 |
| Voya Solution 2025 Portfolio - Adviser Class | 269 | 1,040 | (771) | 216 | 186 | 30 |
| Voya Solution 2025 Portfolio - Initial Class | 167,477 | 132,519 | 34,958 | 735,742 | 221,790 | 513,952 |
| Voya Solution 2025 Portfolio - Service Class | 1,548,805 | 2,165,537 | (616,732) | 8,580,705 | 9,102,091 | (521,386) |
| Voya Solution 2025 Portfolio - Service 2 Class | 221,827 | 237,844 | (16,017) | 881,871 | 1,099,892 | (218,021) |
| Voya Solution 2035 Portfolio - Adviser Class | 241 | 1,320 | (1,079) | 73 | — | 73 |
| Voya Solution 2035 Portfolio - Initial Class | 174,676 | 56,333 | 118,343 | 484,463 | 214,043 | 270,420 |
| Voya Solution 2035 Portfolio - Service Class | 1,342,086 | 1,706,633 | (364,547) | 8,228,992 | 8,472,120 | (243,128) |
| Voya Solution 2035 Portfolio - Service 2 Class | 291,368 | 295,918 | (4,550) | 1,041,089 | 1,208,160 | (167,071) |
| Voya Solution 2045 Portfolio - Adviser Class | 33 | 678 | (645) | 40 | 580 | (540) |
| Voya Solution 2045 Portfolio - Initial Class | 166,443 | 122,344 | 44,099 | 506,408 | 211,284 | 295,124 |
| Voya Solution 2045 Portfolio - Service Class | 1,101,549 | 1,737,240 | (635,691) | 5,889,907 | 5,970,694 | (80,787) |
| Voya Solution 2045 Portfolio - Service 2 Class | 162,254 | 158,821 | 3,433 | 623,878 | 795,685 | (171,807) |
| Voya Solution 2055 Portfolio - Initial Class | 66,358 | 31,097 | 35,261 | 128,903 | 69,549 | 59,354 |
| Voya Solution 2055 Portfolio - Service Class | 475,658 | 466,888 | 8,770 | 1,362,507 | 1,209,641 | 152,866 |
| Voya Solution 2055 Portfolio - Service 2 Class | 75,929 | 58,437 | 17,492 | 159,117 | 173,959 | (14,842) |
| Voya Solution Balanced Portfolio - Service Class | 82,776 | 141,546 | (58,770) | 498,913 | 437,253 | 61,660 |
| Voya Solution Income Portfolio - Adviser Class | — | 1,331 | (1,331) | — | 16,041 | (16,041) |
| Voya Solution Income Portfolio - Initial Class | 145,605 | 188,592 | (42,987) | 820,601 | 676,651 | 143,950 |
| Voya Solution Income Portfolio - Service Class | 541,335 | 1,181,620 | (640,285) | 3,505,652 | 4,329,875 | (824,223) |
| Voya Solution Income Portfolio - Service 2 Class | 103,201 | 164,549 | (61,348) | 542,089 | 630,513 | (88,424) |
| Voya Solution Moderately Conservative Portfolio - Service Class | 81,321 | 144,038 | (62,717) | 632,079 | 604,323 | 27,756 |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | 21 | 950 | (929) | 25 | 362 | (337) |
| VY® American Century Small-Mid Cap Value Portfolio - Initial Class | 244,819 | 260,725 | (15,906) | 1,872,909 | 1,758,465 | 114,444 |

**Year ended December 31**

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| **Voya Partners, Inc. (continued):** | | | | | | |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | 684,409 | 842,315 | (157,906) | 3,822,518 | 3,854,720 | (32,202) |
| VY® Baron Growth Portfolio - Adviser Class | 974 | 5,067 | (4,093) | 886 | 1,204 | (318) |
| VY® Baron Growth Portfolio - Service Class | 1,229,102 | 1,339,128 | (110,026) | 5,987,318 | 6,996,800 | (1,009,482) |
| VY® Columbia Contrarian Core Portfolio - Service Class | 372,988 | 429,177 | (56,189) | 487,739 | 540,019 | (52,280) |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | — | 735 | (735) | — | 426 | (426) |
| VY® Columbia Small Cap Value II Portfolio - Service Class | 55,164 | 69,093 | (13,929) | 407,665 | 445,835 | (38,170) |
| VY® Invesco Comstock Portfolio - Adviser Class | 732 | 8,391 | (7,659) | 555 | 2,237 | (1,682) |
| VY® Invesco Comstock Portfolio - Service Class | 623,188 | 865,910 | (242,722) | 2,663,433 | 2,901,782 | (238,349) |
| VY® Invesco Equity and Income Portfolio - Adviser Class | 15,305 | 18,175 | (2,870) | 19 | 8,423 | (8,404) |
| VY® Invesco Equity and Income Portfolio - Initial Class | 1,687,901 | 3,385,785 | (1,697,884) | 11,458,137 | 12,859,458 | (1,401,321) |
| VY® Invesco Equity and Income Portfolio - Service Class | 13,576 | 36,766 | (23,190) | 174,835 | 192,306 | (17,471) |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | 665 | 3,261 | (2,596) | 356 | 1,706 | (1,350) |
| VY® JPMorgan Mid Cap Value Portfolio - Initial Class | 96,404 | 190,395 | (93,991) | 954,397 | 164,125 | 790,272 |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | 568,040 | 780,619 | (212,579) | 2,674,107 | 2,819,484 | (145,377) |
| VY® Oppenheimer Global Portfolio - Adviser Class | 594 | 8,906 | (8,312) | 698 | 2,876 | (2,178) |
| VY® Oppenheimer Global Portfolio - Initial Class | 3,217,060 | 5,185,833 | (1,968,773) | 19,495,737 | 21,278,566 | (1,782,829) |
| VY® Oppenheimer Global Portfolio - Service Class | 4,429 | 7,033 | (2,604) | 64,663 | 58,653 | 6,010 |
| VY® Pioneer High Yield Portfolio - Initial Class | 902,814 | 957,110 | (54,296) | 3,289,029 | 3,120,237 | 168,792 |
| VY® Pioneer High Yield Portfolio - Service Class | 6,703 | 16,221 | (9,518) | 35,523 | 57,682 | (22,159) |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 169 | 1,091 | (922) | 307 | 2,496 | (2,189) |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 1,995,216 | 3,110,321 | (1,115,105) | 12,434,802 | 13,371,869 | (937,067) |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 7,369 | 10,717 | (3,348) | 59,487 | 56,675 | 2,812 |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | 4,016 | 27,807 | (23,791) | 10,333 | 4,496 | 5,837 |
| VY® T. Rowe Price Growth Equity Portfolio - Initial Class | 4,040,160 | 4,348,348 | (308,188) | 19,354,569 | 19,458,696 | (104,127) |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | 25,630 | 41,004 | (15,374) | 146,571 | 167,823 | (21,252) |
| VY® Templeton Foreign Equity Portfolio - Adviser Class | 888 | 1,979 | (1,091) | 590 | 3,295 | (2,705) |
| VY® Templeton Foreign Equity Portfolio - Initial Class | 1,922,756 | 2,696,545 | (773,789) | 9,083,840 | 9,707,886 | (624,046) |
| VY® Templeton Foreign Equity Portfolio - Service Class | 4,610 | 11,503 | (6,893) | 4,523 | 11,888 | (7,365) |
| **Voya Series Fund, Inc.:** | | | | | | |
| Voya Corporate Leaders 100 Fund - Class I | 186,564 | 115,413 | 71,151 | 650,964 | 512,612 | 138,352 |

**Year ended December 31**

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| **Voya Strategic Allocation Portfolios, Inc.:** | | | | | | |
| Voya Strategic Allocation Conservative Portfolio - Class I | 916,794 | 965,008 | (48,214) | 1,739,178 | 1,949,308 | (210,130) |
| Voya Strategic Allocation Growth Portfolio - Class I | 471,427 | 685,366 | (213,939) | 2,925,875 | 3,261,295 | (335,420) |
| Voya Strategic Allocation Moderate Portfolio - Class I | 901,240 | 1,151,914 | (250,674) | 3,291,335 | 3,559,495 | (268,160) |
| **Voya Variable Funds:** | | | | | | |
| Voya Growth and Income Portfolio - Class A | 1,106 | 6,837 | (5,731) | 356 | 5,651 | (5,295) |
| Voya Growth and Income Portfolio - Class I | 9,301,928 | 12,386,080 | (3,084,152) | 32,973,585 | 35,866,051 | (2,892,466) |
| Voya Growth and Income Portfolio - Class S | 2,972 | 8,570 | (5,598) | 16,160 | 17,728 | (1,568) |
| **Voya Variable Portfolios, Inc.:** | | | | | | |
| Voya Global Equity Portfolio - Class I | 2,978,563 | 3,607,774 | (629,211) | 8,823,171 | 10,291,410 | (1,468,239) |
| Voya Global Equity Portfolio - Class S | 74,787 | 159,547 | (84,760) | 122,865 | 192,988 | (70,123) |
| Voya Index Plus LargeCap Portfolio - Class I | 2,808,901 | 3,151,649 | (342,748) | 29,026,729 | 29,888,110 | (861,381) |
| Voya Index Plus LargeCap Portfolio - Class S | 366 | 589 | (223) | 1,175 | 8,148 | (6,973) |
| Voya Index Plus MidCap Portfolio - Class I | 1,331,123 | 2,104,075 | (772,952) | 12,337,673 | 13,400,105 | (1,062,432) |
| Voya Index Plus MidCap Portfolio - Class S | 16 | 47 | (31) | 8 | 9,895 | (9,887) |
| Voya Index Plus SmallCap Portfolio - Class I | 626,938 | 980,858 | (353,920) | 11,914,613 | 12,576,781 | (662,168) |
| Voya Index Plus SmallCap Portfolio - Class S | 33 | 706 | (673) | 23 | 4,607 | (4,584) |
| Voya International Index Portfolio - Class I | 1,194,503 | 1,011,520 | 182,983 | 4,195,210 | 3,817,971 | 377,239 |
| Voya International Index Portfolio - Class S | 24 | 90 | (66) | 94 | 21 | 73 |
| Voya Russell™ Large Cap Growth Index Portfolio - Class I | 1,300,333 | 1,158,973 | 141,360 | 10,616,872 | 10,334,269 | 282,603 |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | 30,893 | 23,626 | 7,267 | 43,693 | 45,589 | (1,896) |
| Voya Russell™ Large Cap Index Portfolio - Class I | 1,591,999 | 1,014,378 | 577,621 | 7,264,610 | 6,824,466 | 440,144 |
| Voya Russell™ Large Cap Index Portfolio - Class S | 129,243 | 129,156 | 87 | 155,297 | 156,666 | (1,369) |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | 3,411 | 5,966 | (2,555) | 9,904 | 5,297 | 4,607 |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | 150,542 | 141,998 | 8,544 | 848,441 | 808,167 | 40,274 |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | 114,308 | 108,684 | 5,624 | 589,492 | 575,658 | 13,834 |
| Voya Russell™ Mid Cap Index Portfolio - Class I | 1,307,304 | 1,464,644 | (157,340) | 9,311,229 | 6,581,476 | 2,729,753 |
| Voya Russell™ Small Cap Index Portfolio - Class I | 1,059,747 | 737,370 | 322,377 | 4,288,308 | 2,782,762 | 1,505,546 |
| Voya Small Company Portfolio - Class I | 1,288,863 | 1,722,520 | (433,657) | — | — | — |
| Voya Small Company Portfolio - Class S | 309 | 20 | 289 | 598 | 10,926 | (10,328) |
| Voya U.S. Bond Index Portfolio - Class I | 517,873 | 446,971 | 70,902 | 1,587,504 | 1,647,823 | (60,319) |

**Year ended December 31**

| | 2018 | | | 2017 | | |
|---|---|---|---|---|---|---|
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Voya Variable Products Trust: | | | | | | |
| Voya MidCap Opportunities Portfolio - Class I | 1,003,860 | 1,238,215 | (234,355) | 9,753,311 | 7,095,170 | 2,658,141 |
| Voya MidCap Opportunities Portfolio - Class S | 7,052 | 7,165 | (113) | 41,471 | 49,801 | (8,330) |
| Voya SmallCap Opportunities Portfolio - Class I | 581,289 | 648,097 | (66,808) | 2,862,258 | 2,691,924 | 170,334 |
| Voya SmallCap Opportunities Portfolio - Class S | 1,178 | 680 | 498 | 308 | 546 | (238) |
| Wanger Advisors Trust: | | | | | | |
| Wanger International | 367,937 | 566,517 | (198,580) | 3,397,213 | 3,923,124 | (525,911) |
| Wanger Select | 178,604 | 475,320 | (296,716) | 2,410,241 | 2,575,521 | (165,280) |
| Wanger USA | 552,835 | 537,821 | 15,014 | 2,800,081 | 2,856,231 | (56,150) |
| Washington Mutual Investors Fund[SM]: | | | | | | |
| Washington Mutual Investors Fund[SM] - Class R-3 | 14,184 | 28,523 | (14,339) | 130,867 | 141,495 | (10,628) |
| Washington Mutual Investors Fund[SM] - Class R-4 | 1,653,844 | 1,271,247 | 382,597 | 6,536,531 | 5,972,514 | 564,017 |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Small Cap Value Fund - Class A | 539 | 564 | (25) | 7,360 | 9,471 | (2,111) |
| Wells Fargo Small Company Growth Fund - Administrator Class | 612,757 | 197,735 | 415,022 | 115,156 | 87,545 | 27,611 |
| Wells Fargo Special Small Cap Value Fund - Class A | 148,903 | 363,027 | (214,124) | 1,255,383 | 1,443,352 | (187,969) |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

## 8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2018, 2017, 2016, 2015, and 2014, follows:

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | Total Return[D] (lowest to highest) |
|---|---|---|---|---|---|---|---|
| AB Relative Value Fund - Class A | | | | | | | |
| 2018 | | 8 | $22.43 to $23.46 | $174 | 1.10% | 0.60% to 0.90% | -6.66% to -6.57% |
| 2017 | | 8 | $24.03 to $24.37 | $191 | 0.81% | 0.80% to 0.90% | 17.68% to 17.79% |
| 2016 | | 9 | $20.42 to $20.69 | $178 | 1.75% | 0.80% to 0.90% | 10.14% to 10.29% |
| 2015 | | 9 | $18.54 to $18.76 | $169 | 1.08% | 0.80% to 0.90% | 0.32% to 0.37% |
| 2014 | | 11 | $18.09 to $18.90 | $201 | 1.04% | 0.70% to 1.10% | 7.61% to 7.97% |
| AB VPS Growth and Income Portfolio - Class A | | | | | | | |
| 2018 | | 24 | $23.22 to $23.56 | $572 | 1.01% | 1.15% to 1.25% | -6.82% to -6.69% |
| 2017 | | 25 | $24.91 to $25.25 | $622 | 1.26% | 1.15% to 1.25% | 17.49% to 17.55% |
| 2016 | | 31 | $21.21 to $21.48 | $655 | 0.95% | 1.15% to 1.25% | 9.90% to 10.04% |
| 2015 | | 25 | $19.30 to $19.52 | $484 | 1.51% | 1.15% to 1.25% | 0.47% to 0.57% |
| 2014 | | 23 | $19.21 to $19.41 | $443 | 1.43% | 1.15% to 1.25% | 8.16% to 8.25% |
| Aberdeen International Equity Fund - Institutional Class | | | | | | | |
| 2018 | | 1,322 | $9.42 | $12,452 | 2.69% | — | -15.14% |
| 2017 | | 1,117 | $11.10 | $12,399 | 1.56% | — | 26.28% |
| 2016 | | 784 | $8.79 | $6,893 | 2.63% | — | 6.55% |
| 2015 | 07/14/2015 | 249 | $8.25 | $2,052 | (b) | — | (b) |
| 2014 | | (b) | (b) | (b) | (b) | (b) | (b) |
| Invesco Floating Rate Fund - Class R5 | | | | | | | |
| 2018 | | 26 | $10.57 to $11.13 | $279 | 5.52% | 0.30% to 1.40% | -1.49% to -0.27% |
| 2017 | | 14 | $10.73 to $11.16 | $156 | 4.09% | 0.30% to 1.40% | 2.88% to 4.01% |
| 2016 | | 8 | $10.42 to $10.73 | $82 | 4.68% | 0.30% to 1.40% | 9.84% to 10.85% |
| 2015 | | 5 | $9.53 to $9.58 | $47 | 5.06% | 0.95% to 1.25% | -3.74% to -3.43% |
| 2014 | 07/29/2014 | 3 | $9.90 to $9.92 | $32 | (a) | 0.95% to 1.25% | (a) |

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Mid Cap Core Equity Fund - Class A** | | | | | | | | | | | | |
| 2018 | 155 | $18.25 | to | $23.35 | $3,104 | 0.11% | 0.15% | to | 1.60% | -13.30% | to | -12.09% |
| 2017 | 171 | $21.05 | to | $26.80 | $3,949 | 0.14% | 0.15% | to | 1.70% | 13.12% | to | 14.86% |
| 2016 | 187 | $18.57 | to | $23.53 | $3,791 | 0.29% | 0.15% | to | 1.70% | 10.34% | to | 11.81% |
| 2015 | 197 | $16.83 | to | $21.22 | $3,609 | — | 0.15% | to | 1.60% | -5.87% | to | -4.45% |
| 2014 | 211 | $17.86 | to | $22.40 | $4,057 | — | 0.15% | to | 1.70% | 2.73% | to | 4.35% |
| **Invesco Small Cap Growth Fund - Class A** | | | | | | | | | | | | |
| 2018 | 3 | $29.21 | | | $91 | — | | | 1.00% | | | 9.90% |
| 2017 | 3 | $32.42 | | | $102 | — | | | 1.00% | | | 23.68% |
| 2016 | 3 | $26.22 | | | $72 | — | | | 1.00% | | | 10.21% |
| 2015 | 3 | $23.79 | | | $75 | — | | | 1.00% | | | (2.82)% |
| 2014 | 4 | $24.48 | | | $90 | — | | | 1.00% | | | 6.57% |
| **Invesco International Growth Fund - Class R5** | | | | | | | | | | | | |
| 2018 | 46 | $9.52 | to | $11.79 | $523 | 1.16% | 0.75% | to | 0.95% | -15.90% | to | -15.67% |
| 2017 | 50 | $11.32 | to | $13.98 | $686 | 2.17% | 0.75% | to | 0.95% | | | 21.99% |
| 2016 | 48 | $11.46 | | | $547 | 1.69% | | | 0.85% | | | -1.38% |
| 2015 | 39 | $11.62 | | | $453 | 1.63% | | | 0.85% | | | -3.09% |
| 2014 | 34 | $11.99 | | | $408 | 1.92% | | | 0.95% | | | -0.75% |
| **Invesco Endeavor Fund - Class A** | | | | | | | | | | | | |
| 2018 | 1 | $19.58 | to | $20.47 | $14 | — | 0.45% | to | 0.95% | -17.87% | to | -17.46% |
| 2017 | 1 | $23.84 | to | $24.80 | $15 | — | 0.45% | to | 0.95% | 16.55% | to | 16.93% |
| 2016 | 1 | $20.00 | to | $21.21 | $12 | — | 0.45% | to | 1.30% | 19.26% | to | 20.31% |
| 2015 | 1 | $16.77 | to | $17.63 | $11 | — | 0.45% | to | 1.30% | -11.86% | to | -11.18% |
| 2014 | 3 | $19.14 | to | $19.85 | $51 | — | 0.45% | to | 1.20% | 6.77% | to | 7.12% |
| **Invesco Global Health Care Fund - Investor Class** | | | | | | | | | | | | |
| 2018 | 2 | $64.01 | to | $71.78 | $132 | — | 0.65% | to | 1.50% | -1.04% | to | -0.19% |
| 2017 | 2 | $64.67 | to | $71.91 | $109 | — | 0.65% | to | 1.50% | 13.73% | to | 14.72% |
| 2016 | 3 | $56.86 | to | $62.69 | $190 | 0.19% | 0.65% | to | 1.50% | -13.02% | to | -12.28% |
| 2015 | 4 | $65.38 | to | $71.47 | $258 | — | 0.65% | to | 1.50% | 1.46% | to | 2.32% |
| 2014 | 6 | $64.44 | to | $70.86 | $442 | — | 0.50% | to | 1.50% | 18.56% | to | 19.76% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco High Yield Fund - Class R5** | | | | | | | | | | | | | |
| 2018 | | 51 | $10.28 | to | $10.82 | $533 | 5.54% | 0.30% | to | 1.40% | -4.64% | to | -3.57% |
| 2017 | | 37 | $10.78 | to | $11.22 | $405 | 5.31% | 0.30% | to | 1.40% | 5.17% | to | 6.35% |
| 2016 | | 26 | $10.25 | to | $10.55 | $269 | 5.73% | 0.30% | to | 1.40% | 10.10% | to | 11.29% |
| 2015 | | 16 | $9.31 | to | $9.48 | $153 | 6.38% | 0.30% | to | 1.40% | -4.12% | to | -3.07% |
| 2014 | 08/06/2014 | 4 | $9.71 | to | $9.77 | $35 | (a) | 0.40% | to | 1.40% | (a) | | |
| **Invesco American Value Fund - Class R5** | | | | | | | | | | | | | |
| 2018 | | 72 | $10.43 | to | $10.85 | $754 | 0.92% | 0.55% | to | 1.40% | -13.80% | to | -13.41% |
| 2017 | | 62 | $12.10 | to | $12.30 | $761 | 1.02% | 0.95% | to | 1.40% | 8.33% | to | 8.75% |
| 2016 | | 64 | $11.17 | to | $11.31 | $717 | 0.48% | 0.95% | to | 1.40% | 14.45% | to | 15.06% |
| 2015 | | 85 | $9.76 | to | $9.83 | $830 | 0.19% | 0.95% | to | 1.40% | -9.88% | to | -9.48% |
| 2014 | 06/16/2014 | 21 | $10.83 | to | $10.86 | $231 | (a) | 0.95% | to | 1.40% | (a) | | |
| **Invesco Energy Fund - Class R5** | | | | | | | | | | | | | |
| 2018 | | 10 | $4.27 | to | $4.49 | $44 | 2.41% | 0.30% | to | 1.40% | -27.50% | to | -26.75% |
| 2017 | | 20 | $5.89 | to | $6.13 | $122 | 4.30% | 0.30% | to | 1.40% | -9.10% | to | -8.51% |
| 2016 | | 6 | $6.48 | to | $6.58 | $40 | 2.29% | 0.80% | to | 1.40% | 23.43% | to | 24.01% |
| 2015 | | 2 | $5.25 | to | $5.29 | $9 | — | 0.95% | to | 1.40% | -30.09% | to | -29.75% |
| 2014 | 08/27/2014 | — | $7.51 | to | $7.53 | — | (a) | 1.05% | to | 1.40% | (a) | | |
| **Invesco Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2018 | | 2 | $23.68 | to | $27.24 | $60 | — | 0.20% | to | 1.65% | -26.53% | to | -25.43% |
| 2017 | | 4 | $32.23 | to | $36.53 | $152 | — | 0.20% | to | 1.65% | 16.35% | to | 17.46% |
| 2016 | | 11 | $27.70 | to | $30.71 | $318 | 0.18% | 0.30% | to | 1.65% | 16.34% | to | 17.59% |
| 2015 | | 12 | $23.81 | to | $26.22 | $305 | — | 0.20% | to | 1.65% | -10.32% | to | -8.99% |
| 2014 | | 15 | $26.40 | to | $28.81 | $423 | — | 0.20% | to | 1.75% | 5.31% | to | 6.90% |
| **Invesco V.I. American Franchise Fund - Series I Shares** | | | | | | | | | | | | | |
| 2018 | | 553 | $17.91 | to | $72.66 | $26,539 | — | 0.00% | to | 1.50% | -5.06% | to | -3.62% |
| 2017 | | 560 | $18.86 | to | $75.39 | $28,558 | — | 0.00% | to | 1.50% | 25.44% | to | 27.33% |
| 2016 | | 569 | $15.03 | to | $59.21 | $23,516 | — | 0.00% | to | 1.50% | 0.74% | to | 2.28% |
| 2015 | | 652 | $14.92 | to | $57.89 | $26,133 | — | 0.00% | to | 1.50% | 3.40% | to | 5.01% |
| 2014 | | 686 | $14.43 | to | $55.13 | $27,172 | 0.04% | 0.00% | to | 1.50% | 6.83% | to | 8.52% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | Total Return[D] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Invesco V.I. Core Equity Fund - Series I Shares** | | | | | | | | | |
| 2018 | 1,738 | $12.62 | to $23.24 | $27,039 | 0.93% | 0.00% | to 1.95% | -11.17% | to -9.39% |
| 2017 | 1,909 | $14.10 | to $25.77 | $33,267 | 1.02% | 0.00% | to 1.95% | 11.03% | to 13.17% |
| 2016 | 2,132 | $12.61 | to $22.89 | $33,203 | 0.75% | 0.00% | to 1.95% | 8.06% | to 10.29% |
| 2015 | 2,339 | $11.57 | to $20.86 | $33,322 | 1.13% | 0.00% | to 1.95% | -7.56% | to -5.77% |
| 2014 | 2,593 | $12.43 | to $22.25 | $39,632 | 0.86% | 0.00% | to 1.95% | 6.04% | to 8.16% |
| **Alger Capital Appreciation Fund - Class A** | | | | | | | | | |
| 2018 | 4 | $26.77 | to $28.11 | $115 | — | 0.60% | to 1.15% | -2.12% | to -1.58% |
| 2017 | 4 | $27.35 | to $28.56 | $103 | — | 0.60% | to 1.15% | 30.19% | to 30.41% |
| 2016 | 22 | $20.51 | to $21.90 | $481 | — | 0.60% | to 1.55% | -1.20% | to -0.37% |
| 2015 | 56 | $20.76 | to $22.48 | $1,225 | — | 0.20% | to 1.55% | 5.39% | to 6.04% |
| 2014 | 64 | $20.24 | to $21.20 | $1,335 | — | 0.20% | to 1.15% | 11.91% | to 12.55% |
| **Alger Responsible Investing Fund - Class A** | | | | | | | | | |
| 2018 | 234 | $15.94 | to $28.81 | $6,124 | — | 0.00% | to 1.50% | -3.15% | to -1.64% |
| 2017 | 206 | $16.43 | to $29.29 | $5,544 | — | 0.00% | to 1.50% | 25.51% | to 27.40% |
| 2016 | 171 | $13.07 | to $22.99 | $3,644 | — | 0.00% | to 1.50% | 0.49% | to 2.00% |
| 2015 | 176 | $12.99 | to $22.54 | $3,708 | — | 0.00% | to 1.50% | 0.94% | to 2.45% |
| 2014 | 181 | $12.85 | to $22.00 | $3,775 | — | 0.00% | to 1.50% | 3.22% | to 4.81% |
| **AllianzGI NFJ Dividend Value Fund - Class A** | | | | | | | | | |
| 2018 | 13 | $23.02 | to $23.70 | $297 | 1.91% | 0.70% | to 1.00% | -11.02% | to -10.73% |
| 2017 | 13 | $25.87 | to $26.55 | $331 | 1.88% | 0.70% | to 1.00% | 14.57% | to 14.89% |
| 2016 | 13 | $22.58 | to $23.11 | $293 | 2.31% | 0.70% | to 1.00% | 14.68% | to 15.09% |
| 2015 | 12 | $19.69 | to $20.08 | $247 | 2.36% | 0.70% | to 1.00% | -9.51% | to -9.26% |
| 2014 | 12 | $21.76 | to $22.13 | $261 | 1.97% | 0.70% | to 1.00% | 8.53% | to 8.85% |
| **AllianzGI NFJ Large-Cap Value Fund - Institutional Class** | | | | | | | | | |
| 2018 | — | $15.13 | | $6 | — | | 0.80% | | -10.10% |
| 2017 | — | $16.83 | | $7 | 2.04% | | 0.80% | | 20.39% |
| 2016 | — | $13.98 | | $6 | 2.28% | | 0.80% | | 13.47% |
| 2015 | 2 | $12.32 | | $26 | 3.77% | | 0.80% | | -6.10% |
| 2014 | 2 | $13.12 | | $27 | 3.85% | | 0.80% | | 10.72% |

258

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | Total Return[D] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **AllianzGI NFJ Small-Cap Value Fund - Class A** | | | | | | | | | |
| 2018 | 9 | $23.12 | to $26.44 | $240 | 2.88% | 0.55% | to 1.45% | -20.47% | to -19.76% |
| 2017 | 12 | $29.07 | to $32.95 | $385 | 0.41% | 0.55% | to 1.45% | 8.35% | to 9.07% |
| 2016 | 19 | $26.55 | to $30.21 | $546 | 1.36% | 0.55% | to 1.55% | 21.47% | to 22.26% |
| 2015 | 22 | $21.68 | to $24.71 | $535 | 1.66% | 0.55% | to 1.65% | -9.82% | to -8.82% |
| 2014 | 21 | $24.04 | to $27.25 | $548 | 2.47% | 0.50% | to 1.65% | -0.04% | to 1.04% |
| **Amana Growth Fund - Investor Class** | | | | | | | | | |
| 2018 | 1,900 | $20.93 | to $30.28 | $46,429 | 0.46% | 0.00% | to 1.70% | 0.69% | to 2.43% |
| 2017 | 1,942 | $20.74 | to $29.64 | $46,559 | 0.49% | 0.00% | to 1.70% | 26.82% | to 29.03% |
| 2016 | 1,998 | $16.32 | to $23.04 | $37,550 | 0.65% | 0.00% | to 1.70% | 5.91% | to 7.62% |
| 2015 | 2,141 | $15.40 | to $21.46 | $37,723 | 0.48% | 0.00% | to 1.60% | -2.00% | to -0.46% |
| 2014 | 2,369 | $15.70 | to $21.91 | $42,462 | 0.36% | 0.00% | to 1.65% | 12.13% | to 14.07% |
| **Amana Income Fund - Investor Class** | | | | | | | | | |
| 2018 | 3,088 | $18.69 | to $25.70 | $66,562 | 1.19% | 0.00% | to 1.50% | -6.64% | to -5.21% |
| 2017 | 3,299 | $20.01 | to $27.18 | $75,988 | 0.55% | 0.00% | to 1.50% | 19.88% | to 21.66% |
| 2016 | 3,553 | $16.70 | to $22.40 | $67,948 | 1.39% | 0.00% | to 1.60% | 7.62% | to 9.36% |
| 2015 | 3,678 | $15.50 | to $20.53 | $64,741 | 1.45% | 0.00% | to 1.60% | -4.43% | to -2.86% |
| 2014 | 4,115 | $16.20 | to $21.19 | $74,812 | 1.56% | 0.00% | to 1.60% | 7.50% | to 9.12% |
| **American Balanced Fund® - Class R-3** | | | | | | | | | |
| 2018 | 124 | $19.95 | to $24.76 | $2,791 | 1.60% | 0.00% | to 1.45% | -4.45% | to -3.05% |
| 2017 | 126 | $20.59 | to $25.54 | $2,956 | 1.39% | 0.00% | to 1.55% | 13.32% | to 15.05% |
| 2016 | 212 | $18.17 | to $22.20 | $4,359 | 1.40% | 0.00% | to 1.55% | 6.57% | to 8.24% |
| 2015 | 266 | $17.05 | to $20.51 | $5,103 | 1.30% | 0.00% | to 1.55% | -0.23% | to 1.33% |
| 2014 | 383 | $17.09 | to $20.24 | $7,317 | 1.19% | 0.00% | to 1.55% | 6.81% | to 8.53% |
| **American Beacon Small Cap Value Fund - Investor Class** | | | | | | | | | |
| 2018 | 28 | $8.99 | to $11.33 | $315 | 0.32% | 0.55% | to 1.25% | -16.96% | to -16.38% |
| 2017 | 23 | $10.79 | to $13.55 | $303 | 0.27% | 0.55% | to 1.25% | 7.05% | to 7.46% |
| 2016 | 17 | $12.34 | to $12.51 | $212 | 0.66% | 0.75% | to 1.25% | 24.77% | to 25.48% |
| 2015 | 12 | $9.89 | to $9.96 | $118 | 1.10% | 0.85% | to 1.25% | -6.52% | to -6.13% |
| 2014 05/16/2014 | 6 | $10.60 | to $10.61 | $64 | (a) | 0.95% | to 1.00% | (a) | |

259

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| American Century Investments® Inflation-Adjusted Bond Fund - Investor Class | | | | | | | | | | | | | |
| 2018 | | 2,568 | $9.82 | to | $13.17 | $29,126 | 2.83% | 0.00% | to | 1.80% | -4.20% | to | -2.52% |
| 2017 | | 2,734 | $10.15 | to | $13.51 | $31,930 | 2.53% | 0.00% | to | 1.90% | 1.15% | to | 3.05% |
| 2016 | | 2,011 | $9.93 | to | $13.11 | $24,388 | 2.00% | 0.00% | to | 1.90% | 2.81% | to | 4.71% |
| 2015 | | 2,082 | $9.56 | to | $12.52 | $24,336 | 0.93% | 0.00% | to | 1.90% | -4.00% | to | -2.11% |
| 2014 | | 2,408 | $9.85 | to | $12.79 | $29,023 | 1.48% | 0.00% | to | 1.90% | 0.70% | to | 2.65% |
| American Century Investments® Income & Growth Fund - A Class | | | | | | | | | | | | | |
| 2018 | | 502 | $19.41 | to | $64.84 | $9,812 | 1.69% | 0.65% | to | 1.20% | -8.18% | to | -7.70% |
| 2017 | | 517 | $21.14 | to | $70.25 | $11,002 | 2.15% | 0.65% | to | 1.20% | 18.83% | to | 19.51% |
| 2016 | | 537 | $17.79 | to | $58.78 | $9,606 | 2.09% | 0.65% | to | 1.20% | 11.96% | to | 12.58% |
| 2015 | | 590 | $15.89 | to | $52.21 | $9,398 | 1.94% | 0.65% | to | 1.20% | -7.02% | to | -6.52% |
| 2014 | | 636 | $17.09 | to | $55.06 | $10,906 | 1.87% | 0.75% | to | 1.20% | 10.90% | to | 11.39% |
| Fundamental Investors[SM] - Class R-3 | | | | | | | | | | | | | |
| 2018 | | 47 | $17.06 | to | $19.91 | $889 | 1.25% | 0.00% | to | 1.45% | -8.33% | to | -6.96% |
| 2017 | | 52 | $18.43 | to | $21.40 | $1,037 | 1.12% | 0.00% | to | 1.55% | 21.09% | to | 22.68% |
| 2016 | | 89 | $15.22 | to | $17.26 | $1,482 | 1.28% | 0.10% | to | 1.55% | 10.51% | to | 11.90% |
| 2015 | | 92 | $13.89 | to | $15.52 | $1,374 | 0.90% | 0.00% | to | 1.45% | 1.67% | to | 3.05% |
| 2014 | | 149 | $13.59 | to | $15.06 | $2,170 | 0.68% | 0.00% | to | 1.55% | 6.92% | to | 8.50% |
| Fundamental Investors[SM] - Class R-4 | | | | | | | | | | | | | |
| 2018 | | 5,236 | $17.53 | to | $20.56 | $97,554 | 1.56% | 0.00% | to | 1.50% | -8.03% | to | -6.67% |
| 2017 | | 5,519 | $19.06 | to | $22.03 | $111,597 | 1.49% | 0.00% | to | 1.50% | 21.48% | to | 23.28% |
| 2016 | | 5,117 | $15.69 | to | $17.87 | $84,728 | 1.60% | 0.00% | to | 1.50% | 10.81% | to | 12.53% |
| 2015 | | 4,855 | $14.16 | to | $15.88 | $72,172 | 1.44% | 0.00% | to | 1.50% | 1.80% | to | 3.32% |
| 2014 | | 4,638 | $13.91 | to | $15.37 | $67,392 | 1.07% | 0.00% | to | 1.50% | 7.25% | to | 8.93% |
| American Mutual Fund® - Class R-4 | | | | | | | | | | | | | |
| 2018 | | 430 | $19.55 | to | $21.88 | $9,173 | 2.09% | 0.00% | to | 1.40% | -3.46% | to | -2.15% |
| 2017 | | 364 | $20.25 | to | $22.36 | $7,946 | 2.01% | 0.00% | to | 1.40% | 15.91% | to | 17.62% |
| 2016 | | 251 | $17.47 | to | $19.01 | $4,659 | 2.12% | 0.00% | to | 1.40% | 12.56% | to | 14.11% |
| 2015 | | 193 | $15.52 | to | $16.66 | $3,156 | 2.07% | 0.00% | to | 1.40% | -4.26% | to | -2.91% |
| 2014 | | 127 | $16.21 | to | $17.16 | $2,154 | 1.97% | 0.00% | to | 1.40% | 11.00% | to | 12.60% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AMG Managers Fairpointe Mid Cap Fund - Class N | | | | | | | | | | | | |
| 2018 | 1,202 | $18.07 | to | $20.57 | $22,907 | 0.34% | 0.00% | to | 1.50% | -19.80% | to | -18.60% |
| 2017 | 1,477 | $22.53 | to | $25.27 | $34,886 | — | 0.00% | to | 1.50% | 9.85% | to | 11.52% |
| 2016 | 1,865 | $16.89 | to | $22.66 | $38,429 | 0.33% | 0.00% | to | 1.50% | 22.17% | to | 24.10% |
| 2015 | 2,026 | $13.73 | to | $18.26 | $33,918 | 0.26% | 0.00% | to | 1.50% | -11.68% | to | -10.36% |
| 2014 | 2,535 | $15.45 | to | $20.37 | $47,419 | 0.11% | 0.00% | to | 1.50% | 8.08% | to | 9.69% |
| Ariel Appreciation Fund - Investor Class | | | | | | | | | | | | |
| 2018 | 18 | $19.75 | to | $23.97 | $412 | 0.85% | 0.60% | to | 1.90% | -15.60% | to | -14.51% |
| 2017 | 19 | $23.40 | to | $28.04 | $529 | 0.82% | 0.60% | to | 1.90% | 12.93% | to | 14.40% |
| 2016 | 21 | $20.72 | to | $24.51 | $506 | 0.61% | 0.60% | to | 1.90% | 10.57% | to | 12.02% |
| 2015 | 26 | $18.74 | to | $21.88 | $551 | 0.96% | 0.60% | to | 1.90% | -8.00% | to | -6.77% |
| 2014 | 30 | $20.37 | to | $23.47 | $697 | 0.70% | 0.60% | to | 1.90% | 6.09% | to | 7.46% |
| Ariel Fund - Investor Class | | | | | | | | | | | | |
| 2018 | 415 | $19.40 | to | $33.35 | $9,051 | 0.95% | 0.00% | to | 1.90% | -15.32% | to | -13.68% |
| 2017 | 432 | $22.81 | to | $38.75 | $11,013 | 0.67% | 0.00% | to | 1.90% | 13.71% | to | 15.90% |
| 2016 | 514 | $19.98 | to | $33.54 | $11,259 | 0.27% | 0.00% | to | 1.90% | 13.39% | to | 15.54% |
| 2015 | 614 | $17.55 | to | $29.11 | $11,649 | 0.68% | 0.00% | to | 1.90% | -5.93% | to | -4.07% |
| 2014 | 590 | $18.58 | to | $30.44 | $11,912 | 0.60% | 0.00% | to | 1.90% | 8.90% | to | 10.91% |
| Artisan International Fund - Investor Shares | | | | | | | | | | | | |
| 2018 | 885 | $10.34 | to | $18.72 | $9,892 | 1.12% | 0.00% | to | 1.50% | -12.22% | to | -10.87% |
| 2017 | 1,026 | $11.78 | to | $21.22 | $13,001 | 0.73% | 0.00% | to | 1.50% | 29.03% | to | 30.99% |
| 2016 | 1,131 | $9.13 | to | $16.12 | $11,019 | 1.04% | 0.00% | to | 1.50% | -11.01% | to | -9.65% |
| 2015 | 1,338 | $10.26 | to | $18.07 | $14,558 | 0.47% | 0.00% | to | 1.50% | -5.26% | to | -3.85% |
| 2014 | 1,146 | $10.83 | to | $19.47 | $13,092 | 0.84% | 0.00% | to | 1.50% | -2.49% | to | -0.99% |
| BlackRock Equity Dividend Fund - Investor A Shares | | | | | | | | | | | | |
| 2018 | 35 | $20.48 | to | $22.89 | $769 | 1.54% | 0.40% | to | 1.65% | -8.98% | to | -7.81% |
| 2017 | 37 | $22.49 | to | $25.43 | $920 | 1.21% | 0.10% | to | 1.65% | 14.56% | to | 16.33% |
| 2016 | 64 | $19.64 | to | $21.86 | $1,363 | 1.80% | 0.10% | to | 1.65% | 14.12% | to | 15.91% |
| 2015 | 69 | $17.21 | to | $18.86 | $1,273 | 1.62% | 0.10% | to | 1.65% | -2.05% | to | -0.53% |
| 2014 | 92 | $17.57 | to | $18.96 | $1,697 | 1.66% | 0.10% | to | 1.65% | 7.26% | to | 8.97% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2018 | | 496 | $12.32 | to | $13.34 | $6,535 | 0.45% | 0.00% | to | 1.40% | 6.75% | to | 8.20% |
| 2017 | | 300 | $11.54 | to | $12.44 | $3,677 | 0.06% | 0.05% | to | 1.40% | 23.42% | to | 24.26% |
| 2016 | | 124 | $9.35 | to | $10.05 | $1,228 | — | 0.10% | to | 1.40% | -7.06% | to | -5.81% |
| 2015 | 12/07/2015 | 17 | $10.07 | to | $10.15 | $171 | (b) | 0.10% | to | 1.25% | | (b) | |
| 2014 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | | | | | | | | | | | | | |
| 2018 | | 2,017 | $12.15 | to | $12.84 | $24,939 | 0.11% | 0.00% | to | 1.50% | 6.39% | to | 7.99% |
| 2017 | | 1,777 | $11.42 | to | $11.89 | $20,564 | — | 0.00% | to | 1.50% | 22.93% | to | 24.76% |
| 2016 | | 1,320 | $9.29 | to | $9.53 | $12,358 | — | 0.00% | to | 1.50% | -7.47% | to | -6.02% |
| 2015 | 05/05/2015 | 1,241 | $10.04 | to | $10.14 | $12,497 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2014 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| BlackRock Mid Cap Dividend Fund - Institutional Shares | | | | | | | | | | | | | |
| 2018 | | 17 | $10.92 | to | $11.49 | $188 | 2.00% | 0.30% | to | 1.40% | -10.78% | to | -9.81% |
| 2017 | | 17 | $12.24 | to | $12.74 | $213 | 1.60% | 0.30% | to | 1.40% | 7.36% | to | 8.52% |
| 2016 | | 12 | $11.40 | to | $11.74 | $136 | 0.78% | 0.30% | to | 1.40% | 21.02% | to | 22.42% |
| 2015 | | 7 | $9.42 | to | $9.59 | $66 | 2.30% | 0.30% | to | 1.40% | -8.01% | to | -6.99% |
| 2014 | 08/05/2014 | 2 | $10.24 | to | $10.30 | $21 | (a) | 0.40% | to | 1.40% | | (a) | |
| BlackRock Mid Cap Dividend Fund - Investor A Shares | | | | | | | | | | | | | |
| 2018 | | 459 | $24.59 | to | $28.15 | $11,923 | 1.66% | 0.10% | to | 1.50% | -11.10% | to | -9.83% |
| 2017 | | 500 | $27.66 | to | $31.22 | $14,540 | 1.15% | 0.10% | to | 1.50% | 6.96% | to | 8.44% |
| 2016 | | 570 | $25.76 | to | $28.79 | $15,474 | 0.45% | 0.10% | to | 1.55% | 20.43% | to | 22.20% |
| 2015 | | 566 | $21.39 | to | $23.72 | $12,705 | 0.74% | 0.00% | to | 1.55% | -8.29% | to | -6.87% |
| 2014 | | 689 | $23.40 | to | $25.47 | $16,783 | 0.49% | 0.00% | to | 1.50% | 4.79% | to | 6.39% |
| Bond Fund of America[SM] - Class R-4 | | | | | | | | | | | | | |
| 2018 | | 879 | $11.40 | to | $13.38 | $10,636 | 2.26% | 0.00% | to | 1.50% | -1.64% | to | -0.07% |
| 2017 | | 857 | $11.59 | to | $13.39 | $10,477 | 1.86% | 0.00% | to | 1.50% | 1.67% | to | 3.16% |
| 2016 | | 850 | $11.40 | to | $12.98 | $10,133 | 1.73% | 0.00% | to | 1.50% | 1.24% | to | 2.77% |
| 2015 | | 861 | $11.26 | to | $12.63 | $10,093 | 1.98% | 0.00% | to | 1.50% | -1.23% | to | 0.24% |
| 2014 | | 789 | $11.40 | to | $12.60 | $9,317 | 2.09% | 0.00% | to | 1.50% | 3.92% | to | 5.53% |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Calvert VP SRI Balanced Portfolio | | | | | | | | | | | | | |
| 2018 | | 1,371 | $14.99 | to | $49.86 | $45,323 | 1.81% | 0.00% | to | 1.50% | -4.12% | to | -2.66% |
| 2017 | | 1,449 | $15.54 | to | $51.61 | $49,710 | 1.98% | 0.00% | to | 1.50% | 10.34% | to | 11.95% |
| 2016 | | 1,628 | $14.00 | to | $46.46 | $49,756 | 1.83% | 0.00% | to | 1.50% | 6.22% | to | 7.88% |
| 2015 | | 1,695 | $13.10 | to | $43.45 | $49,166 | 0.12% | 0.00% | to | 1.50% | -3.67% | to | -2.17% |
| 2014 | | 1,780 | $13.52 | to | $44.87 | $53,491 | 1.54% | 0.00% | to | 1.50% | 7.95% | to | 9.60% |
| Capital Income Builder® - Class R-4 | | | | | | | | | | | | | |
| 2018 | | 448 | $10.05 | to | $10.62 | $4,575 | 3.48% | 0.00% | to | 1.50% | -8.47% | to | -7.09% |
| 2017 | | 390 | $10.98 | to | $11.43 | $4,337 | 3.57% | 0.00% | to | 1.50% | 12.38% | to | 14.19% |
| 2016 | | 291 | $9.77 | to | $10.01 | $2,866 | 3.91% | 0.00% | to | 1.50% | 5.28% | to | 6.53% |
| 2015 | 05/21/2015 | 35 | $9.28 | to | $9.34 | $330 | (b) | 0.40% | to | 1.50% | | (b) | |
| 2014 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| Capital World Growth & Income Fund[SM] - Class R-3 | | | | | | | | | | | | | |
| 2018 | | 26 | $19.94 | to | $22.07 | $557 | 1.79% | 0.20% | to | 1.25% | -11.69% | to | -10.76% |
| 2017 | | 27 | $22.58 | to | $25.16 | $670 | 1.59% | 0.00% | to | 1.25% | 22.72% | to | 24.31% |
| 2016 | | 39 | $18.40 | to | $20.24 | $770 | 2.06% | 0.00% | to | 1.25% | 4.84% | to | 6.14% |
| 2015 | | 46 | $17.55 | to | $19.07 | $850 | 2.09% | 0.00% | to | 1.25% | -3.68% | to | -2.51% |
| 2014 | | 41 | $18.22 | to | $19.56 | $775 | 2.05% | 0.00% | to | 1.25% | 2.36% | to | 3.66% |
| Cohen & Steers Real Estate Securities Fund, Inc. - Class A | | | | | | | | | | | | | |
| 2018 | 06/04/2018 | 5 | $9.96 | to | $10.08 | $53 | (e) | 0.95% | to | 1.25% | | (e) | |
| 2017 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| Cohen & Steers Realty Shares, Inc. | | | | | | | | | | | | | |
| 2018 | | 475 | $15.02 | to | $16.84 | $7,400 | 3.67% | 0.00% | to | 1.50% | -5.59% | to | -4.21% |
| 2017 | | 551 | $15.91 | to | $17.58 | $9,057 | 2.60% | 0.00% | to | 1.50% | 5.50% | to | 7.06% |
| 2016 | | 586 | $15.08 | to | $16.42 | $9,073 | 3.02% | 0.00% | to | 1.50% | 4.00% | to | 5.59% |
| 2015 | | 539 | $14.50 | to | $15.55 | $7,976 | 2.74% | 0.00% | to | 1.50% | 3.48% | to | 5.00% |
| 2014 | | 469 | $14.01 | to | $14.81 | $6,678 | 2.44% | 0.00% | to | 1.50% | 28.18% | to | 30.26% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Columbia[SM] Acorn® Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 3 | $22.00 | to | $23.31 | $58 | — | 0.80% | to | 1.45% | -6.62% | to | -6.01% |
| 2017 | | 3 | $23.55 | to | $24.80 | $63 | — | 0.80% | to | 1.45% | | 23.94% | |
| 2016 | | 2 | $19.46 | to | $20.01 | $43 | — | 0.80% | to | 1.20% | 9.06% | to | 9.17% |
| 2015 | | 3 | $18.11 | to | $18.33 | $47 | — | 0.80% | to | 1.00% | -2.84% | to | -2.66% |
| 2014 | | 5 | $18.64 | to | $18.92 | $100 | — | 0.70% | to | 1.00% | -0.48% | to | -0.26% |
| Columbia[SM] Acorn® Fund - Class Z | | | | | | | | | | | | | |
| 2018 | | — | | $19.79 | | $5 | — | | 0.80% | | | -5.85% | |
| 2017 | | — | | $21.02 | | $3 | — | | 0.80% | | | 24.23% | |
| 2016 | | — | | $16.92 | | $1 | — | | 0.80% | | | — | |
| 2015 | | — | | $14.93 | | $7 | — | | 1.25% | | | -2.74% | |
| 2014 | | 4 | | $15.35 | | $58 | — | | 1.25% | | | -0.45% | |
| Columbia Select Mid Cap Value Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 448 | $15.03 | to | $17.82 | $7,411 | 0.50% | 0.00% | to | 1.60% | -14.84% | to | -13.48% |
| 2017 | | 472 | $17.65 | to | $20.40 | $9,051 | 0.93% | 0.05% | to | 1.60% | 11.50% | to | 13.05% |
| 2016 | | 513 | $15.83 | to | $18.02 | $8,702 | 0.72% | 0.10% | to | 1.60% | 12.19% | to | 13.83% |
| 2015 | | 569 | $14.11 | to | $15.83 | $8,510 | 0.27% | 0.10% | to | 1.60% | -6.68% | to | -5.27% |
| 2014 | | 656 | $14.97 | to | $16.82 | $10,416 | 0.50% | 0.00% | to | 1.75% | 10.20% | to | 11.72% |
| Columbia Select Mid Cap Value Fund - Institutional Class | | | | | | | | | | | | | |
| 2018 | | — | | $16.82 | | $2 | — | | 0.80% | | | -13.92% | |
| 2017 | | — | | $19.54 | | $2 | 1.20% | | 0.80% | | | 12.69% | |
| 2016 | | — | | $17.34 | | $2 | 0.98% | | 0.80% | | | 13.33% | |
| 2015 | | — | | $15.30 | | $2 | — | | 0.80% | | | -5.73% | |
| 2014 | | — | | $16.23 | | $2 | — | | 0.80% | | | 11.47% | |
| CRM Mid Cap Value Fund - Investor Shares | | | | | | | | | | | | | |
| 2018 | | 11 | $24.18 | to | $26.00 | $296 | 0.31% | 0.70% | to | 1.45% | -8.44% | to | -7.74% |
| 2017 | | 12 | $26.41 | to | $28.18 | $351 | 1.24% | 0.70% | to | 1.45% | 17.33% | to | 18.25% |
| 2016 | | 13 | $22.33 | to | $23.83 | $298 | — | 0.70% | to | 1.55% | 14.22% | to | 15.18% |
| 2015 | | 15 | $19.55 | to | $21.11 | 306 | 1.01% | 0.40% | to | 1.55% | -4.07% | to | -2.94% |
| 2014 | | 13 | $20.38 | to | $21.75 | $288 | 0.67% | 0.40% | to | 1.55% | 4.22% | to | 5.01% |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Davis Financial Fund - Class Y | | | | | | | | | | | | | |
| 2018 | | 4 | $12.40 | to | $13.68 | $51 | 1.98% | 0.30% | to | 1.25% | -12.61% | to | -11.80% |
| 2017 | | 3 | $14.19 | to | $15.51 | $50 | 0.55% | 0.30% | to | 1.20% | 18.24% | to | 18.70% |
| 2016 | | 4 | $12.06 | to | $12.14 | $50 | 1.55% | 0.75% | to | 1.05% | 14.08% | to | 14.42% |
| 2015 | | — | $10.57 | to | $10.61 | $1 | — | 0.75% | to | 1.05% | 0.86% | to | 1.14% |
| 2014 | 08/28/2014 | — | | $10.48 | | — | (a) | | 0.95% | | | (a) | |
| Delaware Smid Cap Growth Fund - Institutional Class | | | | | | | | | | | | | |
| 2018 | | 870 | | $13.18 | | $11,472 | — | | — | | | 0.46% | |
| 2017 | | 714 | | $13.12 | | $9,364 | — | | — | | | 35.40% | |
| 2016 | | 475 | | $9.69 | | $4,601 | 0.04% | | — | | | -4.06% | |
| 2015 | 07/14/2015 | 140 | | $10.10 | | $1,410 | (b) | | — | | | (b) | |
| 2014 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| Delaware Small Cap Value Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 192 | $13.26 | to | $14.43 | $2,656 | 0.60% | 0.00% | to | 1.50% | -18.80% | to | -17.59% |
| 2017 | | 238 | $16.32 | to | $17.51 | $4,020 | 0.48% | 0.00% | to | 1.50% | 10.04% | to | 11.40% |
| 2016 | | 176 | $14.84 | to | $15.53 | $2,668 | 0.72% | 0.25% | to | 1.50% | 29.17% | to | 30.72% |
| 2015 | | 85 | $11.52 | to | $11.88 | $989 | 0.71% | 0.25% | to | 1.40% | -7.77% | to | -6.68% |
| 2014 | | 55 | $12.49 | to | $12.73 | $692 | 0.50% | 0.25% | to | 1.40% | 4.07% | to | 5.12% |
| DWS Small Cap Growth Fund - Class S | | | | | | | | | | | | | |
| 2018 | | 1 | $11.60 | to | $12.16 | $16 | — | 0.40% | to | 1.40% | -14.45% | to | -13.51% |
| 2017 | | 2 | $13.56 | to | $14.06 | $31 | — | 0.40% | to | 1.40% | 19.37% | to | 20.58% |
| 2016 | | 1 | $11.36 | to | $11.66 | $15 | — | 0.40% | to | 1.40% | 7.37% | to | 8.36% |
| 2015 | | 3 | $10.58 | to | $10.76 | $27 | — | 0.40% | to | 1.40% | -3.64% | to | -2.62% |
| 2014 | 08/15/2014 | 2 | $10.98 | to | $11.00 | $24 | (a) | 1.05% | to | 1.40% | | (a) | |
| Deutsche Equity 500 Index Fund - Class S | | | | | | | | | | | | | |
| 2018 | | 22 | | $28.83 | | $646 | 1.74% | | 1.00% | | | -5.23% | |
| 2017 | | 24 | | $30.42 | | $737 | 1.83% | | 1.00% | | | 20.19% | |
| 2016 | | 30 | | $25.31 | | $760 | 1.89% | | 1.00% | | | 10.48% | |
| 2015 | | 34 | | $22.91 | | $783 | 1.57% | | 1.00% | | | 0.09% | |
| 2014 | | 33 | | $22.89 | | $746 | 1.83% | | 1.00% | | | 12.15% | |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | Total Return[D] (lowest to highest) |
|---|---|---|---|---|---|---|---|
| DFA Inflation-Protected Securities Portfolio - Institutional Class | | | | | | | |
| 2018 | | 100 | $10.45 | $1,050 | 2.33% | — | -1.23% |
| 2017 | | 63 | $10.58 | $670 | 2.58% | — | 3.22% |
| 2016 | | 51 | $10.25 | $525 | 2.54% | — | 4.70% |
| 2015 | 07/16/2015 | 3 | $9.79 | $34 | (b) | — | (b) |
| 2014 | | (b) | (b) | (b) | (b) | (b) | (b) |
| Emerging Markets Core Equity Portfolio - Institutional Class | | | | | | | |
| 2018 | | 188 | $10.73 | $2,016 | 2.34% | — | -15.24% |
| 2017 | | 138 | $12.66 | $1,752 | 2.38% | — | 36.57% |
| 2016 | | 78 | $9.27 | $723 | 2.23% | — | 12.36% |
| 2015 | 07/06/2015 | 23 | $8.25 | $186 | (b) | — | (b) |
| 2014 | | (b) | (b) | (b) | (b) | (b) | (b) |
| U.S. Targeted Value Portfolio - Institutional Class | | | | | | | |
| 2018 | | 1,237 | $10.57 | $13,073 | 1.11% | — | -15.78% |
| 2017 | | 1,075 | $12.55 | $13,492 | 1.25% | — | 9.61% |
| 2016 | | 783 | $11.45 | $8,970 | 1.14% | — | 26.80% |
| 2015 | 07/14/2015 | 267 | $9.03 | $2,412 | (b) | — | (b) |
| 2014 | | (b) | (b) | (b) | (b) | (b) | (b) |
| Dodge & Cox International Stock Fund | | | | | | | |
| 2018 | | 9 | $12.59 to $14.33 | $126 | 2.86% | 0.50% to 1.95% | -19.60% to -18.39% |
| 2017 | | 9 | $15.65 to $17.56 | $154 | 1.68% | 0.50% to 1.95% | 21.58% to 23.31% |
| 2016 | | 14 | $12.88 to $14.23 | $191 | 1.57% | 0.50% to 1.95% | 6.18% to 7.72% |
| 2015 | | 26 | $12.13 to $13.21 | $331 | 1.93% | 0.50% to 1.95% | -13.05% to -11.82% |
| 2014 | | 27 | $13.95 to $14.98 | $393 | 2.33% | 0.50% to 1.95% | -1.90% to -0.47% |
| Dodge & Cox Stock Fund | | | | | | | |
| 2018 | | 7 | $22.95 to $24.75 | $156 | 1.27% | 1.00% to 1.85% | -8.78% to -7.99% |
| 2017 | | 6 | $25.16 to $26.90 | $159 | 1.63% | 1.00% to 1.85% | 16.48% to 17.11% |
| 2016 | | 13 | $21.51 to $23.77 | $300 | 1.46% | 0.50% to 1.95% | 18.97% to 20.66% |
| 2015 | | 17 | $18.08 to $19.70 | $328 | 1.27% | 0.50% to 1.95% | -6.22% to -4.97% |
| 2014 | | 15 | $19.45 to $20.73 | $302 | 1.86% | 0.50% to 1.80% | 8.46% to 9.86% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Eaton Vance Large-Cap Value Fund - Class R | | | | | | | | | | | | | |
| 2018 | | — | $22.66 | to | $23.78 | $2 | — | 0.20% | to | 0.70% | -7.70% | to | -7.22% |
| 2017 | | — | $24.55 | to | $25.63 | $2 | 1.00% | 0.20% | to | 0.70% | 13.71% | to | 14.27% |
| 2016 | | — | $21.59 | to | $22.43 | $2 | 1.23% | 0.20% | to | 0.70% | 8.49% | to | 9.04% |
| 2015 | | 4 | $19.90 | to | $20.57 | $88 | 1.10% | 0.20% | to | 0.70% | -2.02% | to | -1.53% |
| 2014 | | 5 | $19.91 | to | $20.89 | $93 | 0.89% | 0.20% | to | 1.05% | 9.52% | to | 10.47% |
| EuroPacific Growth Fund® - Class R-3 | | | | | | | | | | | | | |
| 2018 | | 149 | $8.34 | to | $23.60 | $3,220 | 0.88% | 0.00% | to | 1.55% | -16.79% | to | -15.47% |
| 2017 | | 176 | $22.50 | to | $27.92 | $4,540 | 0.56% | 0.00% | to | 1.55% | 28.34% | to | 30.35% |
| 2016 | | 258 | $17.54 | to | $21.42 | $5,138 | 0.86% | 0.00% | to | 1.55% | -1.13% | to | 0.37% |
| 2015 | | 314 | $17.74 | to | $21.34 | $6,273 | 1.32% | 0.00% | to | 1.55% | -2.63% | to | -1.11% |
| 2014 | | 349 | $18.22 | to | $21.58 | $7,100 | 0.95% | 0.00% | to | 1.55% | -4.46% | to | -2.92% |
| EuroPacific Growth Fund® - Class R-4 | | | | | | | | | | | | | |
| 2018 | | 13,659 | $10.00 | to | $24.42 | 275,861 | 1.17% | 0.00% | to | 1.50% | -16.50% | to | -15.21% |
| 2017 | | 14,398 | $11.88 | to | $28.80 | $348,913 | 0.95% | 0.00% | to | 1.50% | 28.75% | to | 30.77% |
| 2016 | | 14,233 | $10.04 | to | $22.03 | $268,183 | 1.23% | 0.00% | to | 1.50% | -0.82% | to | 0.69% |
| 2015 | | 14,847 | $10.06 | to | $21.88 | $281,909 | 1.69% | 0.00% | to | 1.50% | -2.29% | to | -0.82% |
| 2014 | | 15,222 | $10.24 | to | $22.06 | $295,528 | 1.33% | 0.00% | to | 1.50% | -4.13% | to | -2.61% |
| Federated International Leaders Fund - Institutional Shares | | | | | | | | | | | | | |
| 2018 | | — | $10.33 | to | $10.44 | $2 | — | 0.75% | to | 1.15% | | -21.27% | |
| 2017 | 10/04/2017 | — | | $13.26 | | — | (d) | | 0.75% | | | (d) | |
| 2016 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| Fidelity Advisor® New Insights Fund - Class I | | | | | | | | | | | | | |
| 2018 | | 149 | $13.81 | to | $26.83 | $2,475 | 0.24% | 0.40% | to | 1.85% | -5.94% | to | -4.55% |
| 2017 | | 125 | $14.61 | to | $28.11 | $2,322 | 0.32% | 0.40% | to | 1.85% | 26.04% | to | 27.83% |
| 2016 | | 93 | $11.55 | to | $21.99 | $1,447 | 0.45% | 0.40% | to | 1.85% | 4.70% | to | 6.18% |
| 2015 | | 73 | $11.02 | to | $20.72 | $1,180 | 0.38% | 0.40% | to | 1.75% | 0.84% | to | 2.22% |
| 2014 | | 51 | $10.87 | to | $20.27 | $934 | 0.24% | 0.40% | to | 1.95% | 7.38% | to | 9.10% |

267

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2018 | 6,151 | $14.53 | to | $49.61 | $220,603 | 2.25% | 0.00% | to | 1.95% | -10.09% | to | -8.29% |
| 2017 | 7,027 | $15.98 | to | $54.73 | $276,235 | 1.67% | 0.00% | to | 1.95% | 10.73% | to | 12.89% |
| 2016 | 7,659 | $14.29 | to | $49.04 | $269,002 | 2.22% | 0.00% | to | 1.95% | 15.69% | to | 18.06% |
| 2015 | 8,455 | $12.21 | to | $42.03 | $253,886 | 3.09% | 0.00% | to | 1.95% | -5.81% | to | -3.96% |
| 2014 | 9,616 | $12.83 | to | $44.27 | $301,864 | 2.80% | 0.00% | to | 1.95% | 6.58% | to | 8.75% |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | | | | | | | | | | |
| 2018 | 8,082 | $19.08 | to | $63.13 | $319,689 | 0.26% | 0.00% | to | 1.75% | -1.88% | to | -0.16% |
| 2017 | 8,634 | $19.28 | to | $63.97 | $345,776 | 0.22% | 0.00% | to | 1.75% | 32.78% | to | 35.13% |
| 2016 | 8,741 | $14.40 | to | $47.89 | $262,156 | 0.04% | 0.00% | to | 1.75% | -0.99% | to | 0.85% |
| 2015 | 9,542 | $14.41 | to | $48.06 | $287,422 | 0.26% | 0.00% | to | 1.75% | 5.31% | to | 7.16% |
| 2014 | 10,303 | $13.57 | to | $45.36 | $292,498 | 0.19% | 0.00% | to | 1.75% | 9.42% | to | 11.34% |
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2018 | 475 | $16.29 | to | $17.05 | $7,738 | 5.61% | 0.95% | to | 1.50% | -4.75% | to | -4.16% |
| 2017 | 512 | $17.04 | to | $17.90 | $8,724 | 4.74% | 0.95% | to | 1.50% | 5.36% | to | 5.70% |
| 2016 | 699 | $16.13 | to | $16.99 | $11,293 | 5.31% | 0.85% | to | 1.50% | 12.89% | to | 13.67% |
| 2015 | 732 | $14.24 | to | $15.05 | $10,441 | 6.54% | 0.85% | to | 1.50% | -5.05% | to | -4.81% |
| 2014 | 812 | $14.94 | to | $15.85 | $12,151 | 6.10% | 0.95% | to | 1.50% | -0.38% | to | 0.20% |
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | | | | | | | | | | |
| 2018 | 1,349 | $9.44 | to | $27.18 | $25,131 | 1.57% | 0.00% | to | 1.50% | -16.09% | to | -14.77% |
| 2017 | 1,508 | $11.18 | to | $31.90 | $33,166 | 1.49% | 0.00% | to | 1.50% | 28.35% | to | 30.24% |
| 2016 | 1,498 | $8.66 | to | $24.48 | $25,749 | 1.37% | 0.00% | to | 1.50% | -6.49% | to | -5.00% |
| 2015 | 1,654 | $9.20 | to | $25.79 | $30,265 | 1.41% | 0.00% | to | 1.50% | 2.09% | to | 3.62% |
| 2014 | 1,667 | $8.96 | to | $24.80 | $29,883 | 1.30% | 0.00% | to | 1.50% | -9.46% | to | -8.07% |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | | | | | | | | | | |
| 2018 | 21,154 | $17.00 | to | $75.64 | $1,099,134 | 0.73% | 0.00% | to | 1.95% | -8.19% | to | -6.37% |
| 2017 | 24,071 | $18.33 | to | $80.79 | $1,337,984 | 1.00% | 0.00% | to | 1.95% | 19.53% | to | 21.89% |
| 2016 | 26,164 | $15.17 | to | $66.29 | $1,197,401 | 0.78% | 0.00% | to | 1.95% | 5.90% | to | 8.02% |
| 2015 | 28,502 | $14.17 | to | $61.37 | $1,229,525 | 1.03% | 0.00% | to | 1.95% | -1.28% | to | 0.68% |
| 2014 | 32,591 | $14.21 | to | $60.97 | $1,379,550 | 0.95% | 0.00% | to | 1.95% | 9.83% | to | 12.30% |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements


| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fidelity® VIP Index 500 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2018 | | 4,372 | $55.49 | to | $56.25 | $243,084 | 2.00% | 0.75% | to | 1.20% | -5.63% | to | -5.21% |
| 2017 | | 4,314 | $58.80 | to | $59.34 | $253,980 | 1.85% | 0.75% | to | 1.20% | 20.27% | to | 20.71% |
| 2016 | | 4,073 | $48.89 | to | $49.16 | $199,247 | 1.49% | 0.85% | to | 1.20% | 10.51% | to | 10.92% |
| 2015 | | 3,999 | $44.24 | to | $44.32 | $176,926 | 2.04% | 0.85% | to | 1.20% | | 0.14% | |
| 2014 | | 3,986 | $44.11 | to | $44.18 | $176,091 | 1.67% | 0.95% | to | 1.20% | 12.22% | to | 12.50% |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | | | | | | | | | | | | | |
| 2018 | | 456 | $31.75 | to | $31.85 | $14,470 | 1.72% | 0.95% | to | 1.20% | -6.48% | to | -6.24% |
| 2017 | | 482 | $33.95 | to | $33.97 | $16,375 | 1.73% | 0.95% | to | 1.20% | 12.75% | to | 12.82% |
| 2016 | | 652 | $30.11 | to | $30.27 | $19,664 | 1.42% | 0.85% | to | 1.20% | 1.83% | to | 2.19% |
| 2015 | | 723 | $29.57 | to | $29.62 | $21,376 | 1.61% | 0.85% | to | 1.20% | | 1.04% | |
| 2014 | | 759 | $29.83 | to | $29.88 | $22,661 | 1.50% | 0.95% | to | 1.20% | 4.59% | to | 4.81% |
| Franklin Mutual Global Discovery Fund - Class R | | | | | | | | | | | | | |
| 2018 | | 54 | $13.98 | to | $26.81 | $1,325 | 1.49% | 0.00% | to | 1.55% | -12.61% | to | -11.41% |
| 2017 | | 66 | $15.65 | to | $29.37 | $1,799 | 2.01% | 0.20% | to | 1.55% | 7.65% | to | 9.06% |
| 2016 | | 66 | $14.25 | to | $26.92 | $1,664 | 1.74% | 0.20% | to | 1.55% | 10.56% | to | 12.03% |
| 2015 | | 72 | $12.84 | to | $24.03 | $1,629 | 1.18% | 0.20% | to | 1.55% | -5.32% | to | -4.00% |
| 2014 | | 108 | $13.50 | to | $25.31 | $2,593 | 1.88% | 0.10% | to | 1.55% | 3.20% | to | 4.55% |
| Franklin Biotechnology Discovery Fund - Advisor Class | | | | | | | | | | | | | |
| 2018 | | 25 | $9.08 | to | $12.11 | $274 | — | 0.40% | to | 1.40% | -16.70% | to | -15.88% |
| 2017 | | 24 | $10.90 | to | $14.45 | $320 | — | 0.40% | to | 1.40% | 17.46% | to | 18.63% |
| 2016 | | 20 | $9.28 | to | $12.39 | $232 | 1.29% | 0.30% | to | 1.40% | -18.09% | to | -17.25% |
| 2015 | | 21 | $11.38 | to | $14.85 | $304 | — | 0.40% | to | 1.25% | 4.46% | to | 5.32% |
| 2014 | 09/10/2014 | 7 | $10.88 | to | $14.12 | $97 | (a) | 0.95% | to | 1.25% | | (a) | |
| Franklin Natural Resources Fund - Advisor Class | | | | | | | | | | | | | |
| 2018 | | 2 | $5.18 | to | $5.39 | $12 | — | 0.55% | to | 1.40% | -24.60% | to | -23.87% |
| 2017 | | 4 | $6.87 | to | $7.08 | $30 | 1.43% | 0.55% | to | 1.40% | -0.87% | to | -0.28% |
| 2016 | | 5 | $6.93 | to | $7.13 | $35 | 1.82% | 0.30% | to | 1.40% | 33.01% | to | 33.90% |
| 2015 | | 1 | $5.21 | to | $5.25 | $5 | — | 0.85% | to | 1.40% | -28.63% | to | -28.28% |
| 2014 | 08/27/2014 | — | $7.30 | to | $7.31 | $3 | (a) | 1.15% | to | 1.40% | | (a) | |

269

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | | | | | | | | | | | |
| 2018 | | 11 | $23.15 | to | $27.89 | $278 | — | 0.20% | to | 1.45% | -5.97% | to | -4.78% |
| 2017 | | 12 | $24.62 | to | $29.29 | $335 | — | 0.20% | to | 1.45% | 19.81% | to | 21.28% |
| 2016 | | 12 | $20.55 | to | $24.15 | $260 | — | 0.20% | to | 1.45% | 2.80% | to | 4.09% |
| 2015 | | 13 | $19.99 | to | $23.20 | $287 | — | 0.20% | to | 1.45% | -3.38% | to | -2.15% |
| 2014 | | 14 | $20.69 | to | $23.71 | $306 | — | 0.20% | to | 1.45% | 5.99% | to | 7.29% |
| **Franklin Small Cap Value VIP Fund - Class 2** | | | | | | | | | | | | | |
| 2018 | | 2,961 | $17.44 | to | $38.40 | $95,726 | 0.93% | 0.00% | to | 1.75% | -14.42% | to | -12.87% |
| 2017 | | 3,371 | $20.20 | to | $44.07 | $126,589 | 0.50% | 0.00% | to | 1.75% | 8.77% | to | 10.66% |
| 2016 | | 3,767 | $18.42 | to | $39.83 | $128,525 | 0.77% | 0.00% | to | 1.75% | 27.90% | to | 30.21% |
| 2015 | | 3,901 | $14.28 | to | $30.59 | $103,364 | 0.65% | 0.00% | to | 1.75% | -8.97% | to | -7.37% |
| 2014 | | 4,562 | $15.55 | to | $33.03 | $132,108 | 0.62% | 0.00% | to | 1.75% | -1.18% | to | 0.87% |
| **Goldman Sachs Growth Opportunities Fund - Class IR** | | | | | | | | | | | | | |
| 2018 | | 1 | $12.41 | to | $12.91 | $16 | — | 0.40% | to | 1.25% | -6.27% | to | -5.49% |
| 2017 | | 4 | $13.17 | to | $13.66 | $54 | — | 0.40% | to | 1.40% | 25.50% | to | 26.60% |
| 2016 | | 1 | $10.55 | to | $10.79 | $14 | — | 0.40% | to | 1.25% | 0.09% | to | 1.03% |
| 2015 | | 1 | $10.54 | to | $10.68 | $9 | — | 0.40% | to | 1.25% | -6.56% | to | -5.82% |
| 2014 | 08/27/2014 | — | $11.28 | to | $11.29 | $3 | (a) | 1.10% | to | 1.25% | | (a) | |
| **Growth Fund of America® - Class R-3** | | | | | | | | | | | | | |
| 2018 | | 364 | $21.85 | to | $31.67 | $9,942 | 0.18% | 0.00% | to | 1.55% | -4.74% | to | -3.27% |
| 2017 | | 418 | $22.81 | to | $32.74 | $11,915 | 0.14% | 0.00% | to | 1.55% | 23.78% | to | 25.73% |
| 2016 | | 523 | $18.33 | to | $26.04 | $12,049 | 0.22% | 0.00% | to | 1.55% | 6.44% | to | 8.09% |
| 2015 | | 632 | $17.12 | to | $24.09 | $13,745 | 0.23% | 0.00% | to | 1.55% | 3.41% | to | 5.06% |
| 2014 | | 794 | $16.46 | to | $22.93 | $16,720 | 0.03% | 0.00% | to | 1.55% | 7.31% | to | 8.93% |
| **Growth Fund of America® - Class R-4** | | | | | | | | | | | | | |
| 2018 | | 14,283 | $11.19 | to | $33.05 | $402,267 | 0.53% | 0.00% | to | 1.50% | -4.43% | to | -2.96% |
| 2017 | | 15,034 | $11.61 | to | $34.06 | $445,366 | 0.47% | 0.00% | to | 1.50% | 24.22% | to | 26.10% |
| 2016 | | 15,504 | $15.94 | to | $27.01 | $368,594 | 0.55% | 0.00% | to | 1.50% | 6.84% | to | 8.43% |
| 2015 | | 16,703 | $14.83 | to | $24.91 | $370,151 | 0.57% | 0.00% | to | 1.50% | 3.77% | to | 5.40% |
| 2014 | | 17,901 | $14.21 | to | $23.65 | $380,060 | 0.33% | 0.00% | to | 1.50% | 7.64% | to | 9.61% |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **The Hartford Capital Appreciation Fund - Class R4** | | | | | | | | | | | | | |
| 2018 | | — | | $20.55 | | — | — | | 0.65% | | | -5.52% | |
| 2017 | | — | | $21.75 | | — | 0.48% | | 0.65% | | | 20.43% | |
| 2016 | | — | | $18.06 | | — | 0.19% | | 0.65% | | | 3.44% | |
| 2015 | | — | | $17.46 | | — | — | | 0.65% | | | 0.69% | |
| 2014 | | — | | $17.34 | | — | — | | 0.65% | | | 6.64% | |
| **The Hartford Dividend And Growth Fund - Class R4** | | | | | | | | | | | | | |
| 2018 | | — | | $22.23 | | $7 | — | | 0.65% | | | -6.16% | |
| 2017 | | — | | $23.69 | | $7 | 1.35% | | 0.65% | | | 16.99% | |
| 2016 | | — | | $20.25 | | $6 | 1.42% | | 0.65% | | | 13.51% | |
| 2015 | | — | | $17.84 | | $5 | — | | 0.65% | | | 2.14% | |
| 2014 | | — | | $18.23 | | $5 | — | | 0.65% | | | 11.64% | |
| **The Hartford International Opportunities Fund - Class R4** | | | | | | | | | | | | | |
| 2018 | | 145 | $10.09 | to | $10.42 | $1,479 | 1.34% | 0.25% | to | 1.50% | -20.17% | to | -19.11% |
| 2017 | | 106 | $12.64 | to | $12.87 | $1,350 | 2.17% | 0.25% | to | 1.50% | 22.36% | to | 23.82% |
| 2016 | 01/06/2016 | 15 | $10.33 | to | $10.39 | $157 | (c) | 0.40% | to | 1.50% | (c) | | |
| 2015 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2014 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **Income Fund of America® - Class R-3** | | | | | | | | | | | | | |
| 2018 | | 42 | $19.03 | to | $23.98 | $907 | 2.89% | 0.00% | to | 1.55% | -6.94% | to | -5.63% |
| 2017 | | 56 | $20.45 | to | $24.67 | $1,305 | 2.58% | 0.20% | to | 1.55% | 11.20% | to | 12.70% |
| 2016 | | 61 | $18.39 | to | $21.89 | $1,273 | 2.47% | 0.20% | to | 1.55% | 8.50% | to | 9.94% |
| 2015 | | 106 | $16.95 | to | $20.39 | $2,034 | 2.66% | 0.00% | to | 1.55% | -3.36% | to | -1.83% |
| 2014 | | 134 | $17.54 | to | $20.77 | $2,622 | 2.79% | 0.00% | to | 1.55% | 6.37% | to | 8.01% |
| **Ivy Science and Technology Fund - Class Y** | | | | | | | | | | | | | |
| 2018 | | 941 | $12.65 | to | $13.51 | $12,191 | — | 0.05% | to | 1.50% | -6.50% | to | -5.13% |
| 2017 | | 719 | $13.53 | to | $14.24 | $9,902 | — | 0.05% | to | 1.50% | 30.85% | to | 32.46% |
| 2016 | | 291 | $10.34 | to | $10.73 | $3,046 | — | 0.10% | to | 1.50% | 0.19% | to | 1.61% |
| 2015 | | 180 | $10.33 | to | $10.56 | $1,869 | — | 0.10% | to | 1.40% | -4.53% | to | -3.21% |
| 2014 | 08/15/2014 | 3 | $10.84 | to | $10.85 | $31 | (a) | 0.95% | to | 1.15% | (a) | | |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements


| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Janus Henderson Balanced Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2018 | | 2 | $40.21 | to | $60.78 | $147 | 2.01% | 0.50% | to | 1.40% | -0.74% | to | 0.18% |
| 2017 | | 3 | $40.21 | to | $61.13 | $151 | 1.63% | 0.50% | to | 1.40% | 16.80% | to | 17.86% |
| 2016 | | 3 | $34.19 | to | $52.26 | $127 | 2.10% | 0.50% | to | 1.40% | 3.16% | to | 4.07% |
| 2015 | | 3 | $32.92 | to | $50.59 | $132 | 2.15% | 0.50% | to | 1.40% | -0.79% | to | 0.11% |
| 2014 | | 3 | $32.95 | to | $50.91 | $147 | 2.00% | 0.50% | to | 1.40% | 7.02% | to | 7.96% |
| Janus Henderson Enterprise Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2018 | | 4 | $47.00 | to | $72.83 | $263 | 0.35% | 0.50% | to | 1.25% | -1.66% | to | -0.92% |
| 2017 | | 4 | $47.53 | to | $74.05 | $301 | 0.63% | 0.50% | to | 1.25% | 25.85% | to | 26.79% |
| 2016 | | 4 | $37.56 | to | $58.85 | $238 | 0.72% | 0.45% | to | 1.25% | 10.97% | to | 11.85% |
| 2015 | | 5 | $33.67 | to | $53.03 | $249 | 0.75% | 0.45% | to | 1.25% | 2.73% | to | 3.56% |
| 2014 | | 6 | $32.59 | to | $51.62 | $282 | 0.33% | 0.45% | to | 1.50% | 10.84% | to | 12.00% |
| Janus Henderson Flexible Bond Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2018 | | — | $24.27 | to | $32.28 | $13 | — | 0.50% | to | 1.25% | -2.24% | to | -1.53% |
| 2017 | | 1 | $24.71 | to | $33.01 | $16 | 2.95% | 0.50% | to | 1.25% | 2.36% | to | 3.11% |
| 2016 | | — | $24.04 | to | $32.26 | $14 | 1.59% | 0.50% | to | 1.25% | 1.19% | to | 1.97% |
| 2015 | | 1 | $23.58 | to | $31.88 | $37 | 2.60% | 0.50% | to | 1.25% | -1.02% | to | -0.28% |
| 2014 | | 1 | $22.03 | to | $32.21 | $40 | 2.56% | 0.50% | to | 1.50% | 3.38% | to | 4.39% |
| Janus Henderson Global Research Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2018 | | 2 | $18.89 | to | $35.24 | $66 | 1.44% | 0.50% | to | 1.25% | -8.04% | to | -7.34% |
| 2017 | | 2 | $20.42 | to | $38.32 | $73 | 0.84% | 0.50% | to | 1.25% | 25.43% | to | 26.41% |
| 2016 | | 2 | $16.19 | to | $30.54 | $58 | 0.94% | 0.45% | to | 1.25% | 0.79% | to | 1.62% |
| 2015 | | 3 | $15.97 | to | $30.30 | $72 | 1.15% | 0.45% | to | 1.25% | -3.50% | to | -2.74% |
| 2014 | | 4 | $16.46 | to | $31.40 | $102 | 1.52% | 0.45% | to | 1.50% | 5.87% | to | 6.98% |
| Janus Henderson Research Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2018 | | 2 | $18.47 | to | $41.36 | $66 | — | 0.50% | to | 1.25% | -3.79% | to | -3.06% |
| 2017 | | 2 | $19.13 | to | $42.99 | $68 | 0.41% | 0.50% | to | 1.25% | 26.29% | to | 27.25% |
| 2016 | | 2 | $15.09 | to | $34.04 | $52 | 0.41% | 0.50% | to | 1.25% | | -0.76% | |
| 2015 | | 3 | $15.15 | to | $34.30 | $84 | 1.20% | 0.50% | to | 1.25% | 4.03% | to | 4.84% |
| 2014 | | 3 | $14.52 | to | $35.95 | $82 | — | 0.50% | to | 1.25% | 11.61% | to | 12.40% |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| JPMorgan Equity Income Fund - Select Class | | | | | | | | | | | | | |
| 2018 | | 116 | $10.65 | to | $13.78 | $1,490 | 2.23% | 0.30% | to | 1.40% | -5.76% | to | -4.77% |
| 2017 | | 92 | $11.26 | to | $14.47 | $1,259 | 1.72% | 0.30% | to | 1.40% | 15.93% | to | 17.17% |
| 2016 | | 60 | $11.99 | to | $12.35 | $724 | 2.03% | 0.30% | to | 1.40% | 13.30% | to | 14.56% |
| 2015 | | 23 | $10.60 | to | $10.78 | $247 | 1.90% | 0.30% | to | 1.35% | -3.64% | to | -2.71% |
| 2014 | 08/11/2014 | 6 | $11.00 | to | $11.03 | $68 | (a) | 0.95% | to | 1.25% | | (a) | |
| JPMorgan Government Bond Fund - Select Class | | | | | | | | | | | | | |
| 2018 | | 127 | $10.03 | to | $10.26 | $1,305 | 1.74% | 0.75% | to | 0.95% | -0.10% | to | 0.10% |
| 2017 | | 64 | $10.04 | to | $10.25 | $653 | 2.90% | 0.75% | to | 0.95% | | 1.49% | |
| 2016 | | 93 | | $10.10 | | $942 | 2.88% | | 0.85% | | | 0.60% | |
| 2015 | | 96 | | $10.04 | | $962 | 1.87% | | 0.85% | | | 0.20% | |
| 2014 | | 42 | | $10.02 | | $426 | 1.50% | | 0.95% | | | 4.59% | |
| Lazard International Equity Portfolio - Open Shares | | | | | | | | | | | | | |
| 2018 | | 73 | $9.87 | to | $10.13 | $736 | 2.08% | 0.50% | to | 1.50% | -14.98% | to | -14.30% |
| 2017 | | 77 | $11.55 | to | $11.86 | $902 | 1.56% | 0.30% | to | 1.25% | 21.04% | to | 22.14% |
| 2016 | 05/25/2016 | 29 | $9.65 | to | $9.77 | $278 | (c) | 0.30% | to | 1.25% | | (c) | |
| 2015 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ClearBridge Aggressive Growth Fund - Class I | | | | | | | | | | | | | |
| 2018 | | 37 | $11.28 | to | $11.90 | $429 | 0.39% | 0.05% | to | 1.25% | -8.81% | to | -7.75% |
| 2017 | | 48 | $12.37 | to | $12.90 | $601 | 0.52% | 0.05% | to | 1.25% | 13.28% | to | 14.29% |
| 2016 | | 40 | $10.92 | to | $11.26 | $440 | 0.60% | 0.10% | to | 1.25% | 4.70% | to | 5.93% |
| 2015 | | 34 | $10.43 | to | $10.63 | $356 | — | 0.10% | to | 1.25% | -5.35% | to | -4.23% |
| 2014 | 08/15/2014 | 9 | $11.02 | to | $11.10 | $96 | (a) | 0.10% | to | 1.25% | | (a) | |
| LKCM Aquinas Catholic Equity Fund | | | | | | | | | | | | | |
| 2018 | | 2 | | $11.20 | | $26 | — | | 1.25% | | | -9.16% | |
| 2017 | | 46 | $12.33 | to | $12.39 | $569 | 0.28% | 0.90% | to | 1.25% | 19.36% | to | 19.71% |
| 2016 | 07/29/2016 | 42 | $10.33 | to | $10.35 | $433 | (c) | 0.90% | to | 1.25% | | (c) | |
| 2015 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Loomis Sayles Small Cap Value Fund - Retail Class | | | | | | | | | | | | | |
| 2018 | | 535 | $17.77 | to | $20.31 | $10,075 | — | 0.25% | to | 1.50% | -18.04% | to | -16.97% |
| 2017 | | 648 | $21.68 | to | $25.05 | $14,804 | — | 0.00% | to | 1.50% | 8.13% | to | 9.77% |
| 2016 | | 727 | $20.04 | to | $22.82 | $15,278 | 0.15% | 0.00% | to | 1.50% | 24.24% | to | 26.15% |
| 2015 | | 741 | $16.13 | to | $18.09 | $12,466 | 0.34% | 0.00% | to | 1.50% | -5.01% | to | -3.57% |
| 2014 | | 813 | $16.98 | to | $18.76 | $14,315 | 0.27% | 0.00% | to | 1.50% | 3.47% | to | 5.04% |
| Loomis Sayles Limited Term Government and Agency Fund - Class Y | | | | | | | | | | | | | |
| 2018 | | 42 | $9.90 | to | $9.93 | $415 | 2.37% | 0.95% | to | 1.20% | 0.20% | to | 0.40% |
| 2017 | | 43 | $9.88 | to | $9.89 | $429 | 1.63% | 0.95% | to | 1.20% | | 0.10% | |
| 2016 | | 118 | $9.89 | to | $9.98 | $1,170 | 2.03% | 0.85% | to | 1.20% | -0.30% | to | 0.10% |
| 2015 | | 121 | $9.92 | to | $9.97 | $1,209 | 1.64% | 0.85% | to | 1.20% | -0.70% | to | -0.40% |
| 2014 | 05/19/2014 | 37 | $9.99 | to | $10.01 | $373 | (a) | 0.95% | to | 1.20% | | (a) | |
| Lord Abbett Developing Growth Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 4 | $27.21 | to | $30.68 | $108 | — | 0.20% | to | 1.55% | 3.46% | to | 4.85% |
| 2017 | | 4 | $26.30 | to | $29.26 | $115 | — | 0.20% | to | 1.55% | 27.91% | to | 29.66% |
| 2016 | | 9 | $20.56 | to | $22.56 | $195 | — | 0.20% | to | 1.55% | -4.19% | to | -2.93% |
| 2015 | | 12 | $21.46 | to | $23.24 | 277 | — | 0.20% | to | 1.55% | -10.28% | to | -9.08% |
| 2014 | | 11 | $23.92 | to | $25.56 | $274 | — | 0.20% | to | 1.55% | 1.97% | to | 3.06% |
| Lord Abbett Core Fixed Income Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 2 | $10.95 | to | $11.19 | $18 | 4.76% | 1.20% | to | 1.45% | -1.88% | to | -1.67% |
| 2017 | | 2 | $11.16 | to | $11.38 | $24 | 2.37% | 1.20% | to | 1.45% | 1.73% | to | 2.06% |
| 2016 | | 2 | $10.97 | to | $11.15 | $24 | 2.90% | 1.20% | to | 1.45% | 1.29% | to | 1.37% |
| 2015 | | 4 | $10.83 | to | $11.11 | $43 | 0.31% | 1.00% | to | 1.45% | -1.99% | to | -1.51% |
| 2014 | | 110 | $11.05 | to | $11.44 | $1,258 | 0.15% | 0.70% | to | 1.45% | 4.64% | to | 5.03% |
| Lord Abbett Short Duration Income Fund - Class R4 | | | | | | | | | | | | | |
| 2018 | | 579 | $10.12 | to | $10.46 | $5,944 | 3.87% | 0.25% | to | 1.50% | -0.39% | to | 0.87% |
| 2017 | | 387 | $10.16 | to | $10.37 | $3,967 | 3.76% | 0.25% | to | 1.50% | 0.99% | to | 2.27% |
| 2016 | 05/09/2016 | 256 | $10.06 | to | $10.14 | $2,586 | (c) | 0.25% | to | 1.50% | | (c) | |
| 2015 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

274

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lord Abbett Mid Cap Stock Fund - Class A** | | | | | | | | | | | | |
| 2018 | 35 | $18.03 | to | $23.98 | $790 | 0.92% | 0.20% | to | 1.75% | -16.06% | to | -14.71% |
| 2017 | 36 | $21.47 | to | $28.34 | $936 | 0.90% | 0.20% | to | 1.75% | 5.19% | to | 6.82% |
| 2016 | 36 | $20.42 | to | $26.75 | $898 | 0.61% | 0.20% | to | 1.75% | 14.70% | to | 16.38% |
| 2015 | 41 | $18.03 | to | $23.17 | $866 | 0.89% | 0.20% | to | 1.65% | -5.16% | to | -3.88% |
| 2014 | 53 | $19.01 | to | $24.26 | $1,155 | 0.46% | 0.35% | to | 1.65% | 10.21% | to | 11.22% |
| **Lord Abbett Small Cap Value Fund - Class A** | | | | | | | | | | | | |
| 2018 | 29 | $25.58 | to | $29.91 | $820 | — | 0.55% | to | 1.60% | -13.29% | to | -12.36% |
| 2017 | 30 | $29.49 | to | $34.13 | $981 | — | 0.55% | to | 1.60% | 4.65% | to | 5.73% |
| 2016 | 40 | $28.19 | to | $32.28 | $1,242 | — | 0.55% | to | 1.60% | 18.54% | to | 19.82% |
| 2015 | 45 | $23.78 | to | $26.94 | $1,178 | — | 0.55% | to | 1.60% | -2.74% | to | -1.71% |
| 2014 | 47 | $24.45 | to | $27.41 | $1,254 | — | 0.55% | to | 1.60% | 0.29% | to | 1.33% |
| **Lord Abbett Fundamental Equity Fund - Class A** | | | | | | | | | | | | |
| 2018 | 10 | $20.31 | to | $20.77 | $204 | 1.49% | 0.80% | to | 1.05% | -9.37% | to | -9.18% |
| 2017 | 9 | $21.64 | to | $22.87 | $200 | 1.18% | 0.80% | to | 1.50% | 11.82% | to | 12.05% |
| 2016 | 11 | $19.38 | to | $20.69 | $213 | 1.19% | 0.60% | to | 1.55% | 14.00% | to | 15.07% |
| 2015 | 17 | $17.00 | to | $18.41 | $294 | 1.43% | 0.20% | to | 1.55% | -4.66% | to | -3.36% |
| 2014 | 14 | $17.79 | to | $19.05 | $265 | 0.76% | 0.20% | to | 1.60% | 5.27% | to | 6.72% |
| **Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC** | | | | | | | | | | | | |
| 2018 | 2,851 | $13.50 | to | $25.86 | $61,697 | 0.68% | 0.10% | to | 1.50% | -16.31% | to | -15.13% |
| 2017 | 3,241 | $16.03 | to | $30.66 | $83,700 | 0.56% | 0.10% | to | 1.50% | 5.25% | to | 6.73% |
| 2016 | 3,962 | $15.14 | to | $29.03 | $96,369 | 0.49% | 0.10% | to | 1.50% | 14.66% | to | 16.30% |
| 2015 | 4,314 | $13.13 | to | $25.24 | $91,575 | 0.58% | 0.10% | to | 1.50% | -5.21% | to | -3.90% |
| 2014 | 4,665 | $13.77 | to | $26.55 | $104,586 | 0.43% | 0.00% | to | 1.50% | 9.87% | to | 11.50% |
| **MainStay Large Cap Growth Fund - Class R3** | | | | | | | | | | | | |
| 2018 | — | $28.90 | | | $2 | — | — | | | 3.07% | | |
| 2017 | — | $28.04 | | | $2 | — | — | | | 31.71% | | |
| 2016 | — | $21.29 | | | $2 | — | — | | | -2.92% | | |
| 2015 | — | $21.93 | | | $2 | — | — | | | 5.58% | | |
| 2014 | — | $20.77 | | | $2 | — | — | | | 9.89% | | |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Massachusetts Investors Growth Stock Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 3 | $24.98 | to | $28.36 | $77 | 1.33% | 0.75% | to | 1.60% | -0.83% | to | 0.04% |
| 2017 | | 3 | $25.19 | to | $28.35 | $73 | 0.72% | 0.75% | to | 1.60% | 26.65% | to | 27.70% |
| 2016 | | 4 | $19.89 | to | $22.48 | $97 | 0.67% | 0.65% | to | 1.60% | 4.46% | to | 5.44% |
| 2015 | | 6 | $18.59 | to | $22.36 | $119 | 1.43% | 0.25% | to | 1.80% | -1.41% | to | -0.27% |
| 2014 | | 34 | $19.89 | to | $22.42 | $722 | 0.58% | 0.25% | to | 1.35% | 10.25% | to | 11.21% |
| Metropolitan West Total Return Bond Fund - Class I | | | | | | | | | | | | | |
| 2018 | | 1,935 | | $10.49 | | $20,298 | 2.72% | | — | | | 0.10% | |
| 2017 | | 1,580 | | $10.48 | | $16,550 | 2.15% | | — | | | 3.46% | |
| 2016 | | 1,041 | | $10.13 | | $10,546 | 1.90% | | — | | | 2.53% | |
| 2015 | 07/14/2015 | 368 | | $9.88 | | $3,636 | (b) | | — | | | (b) | |
| 2014 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| Metropolitan West Total Return Bond Fund - Class M | | | | | | | | | | | | | |
| 2018 | | 2,025 | $10.03 | to | $10.92 | $21,058 | 2.50% | 0.00% | to | 1.50% | | -1.57% | |
| 2017 | | 2,014 | $10.19 | to | $10.92 | $21,142 | 1.88% | 0.00% | to | 1.50% | 1.59% | to | 3.02% |
| 2016 | | 1,738 | $10.03 | to | $10.60 | $17,807 | 1.64% | 0.00% | to | 1.50% | 0.80% | to | 2.32% |
| 2015 | | 1,556 | $9.95 | to | $10.36 | $15,742 | 1.69% | 0.00% | to | 1.50% | | -1.58% | |
| 2014 | | 1,039 | $10.11 | to | $10.32 | $10,611 | 1.90% | 0.25% | to | 1.50% | 4.53% | to | 5.53% |
| MFS® New Discovery Fund - Class R3 | | | | | | | | | | | | | |
| 2018 | | 9 | $13.13 | to | $13.53 | $116 | — | 0.75% | to | 1.40% | -2.96% | to | -2.55% |
| 2017 | | 8 | $13.53 | to | $13.83 | $107 | — | 0.80% | to | 1.40% | 24.43% | to | 24.82% |
| 2016 | | 5 | $10.93 | to | $11.02 | $50 | — | 0.95% | to | 1.25% | 7.26% | to | 7.62% |
| 2015 | | 4 | $10.19 | to | $10.24 | $38 | — | 0.95% | to | 1.25% | -3.32% | to | -3.12% |
| 2014 | 08/13/2014 | — | $10.55 | to | $10.57 | $1 | (a) | 0.95% | to | 1.20% | | (a) | |
| MFS® International Value Fund - Class R3 | | | | | | | | | | | | | |
| 2018 | | 54 | $11.75 | to | $12.37 | $647 | 1.26% | 0.30% | to | 1.40% | -10.51% | to | -9.51% |
| 2017 | | 47 | $13.13 | to | $13.67 | $621 | 1.92% | 0.30% | to | 1.40% | 25.05% | to | 25.59% |
| 2016 | | 28 | $10.50 | to | $10.65 | $294 | 2.32% | 0.85% | to | 1.40% | 2.54% | to | 3.00% |
| 2015 | | 9 | $10.25 | to | $10.34 | $90 | 1.94% | 0.85% | to | 1.35% | 5.02% | to | 5.62% |
| 2014 | 08/15/2014 | 1 | $9.77 | to | $9.78 | $13 | (a) | 0.95% | to | 1.20% | | (a) | |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund / Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | Total Return[D] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Neuberger Berman Genesis Fund - Trust Class** | | | | | | | | | |
| 2018 | 17 | $20.34 | to $21.66 | $373 | — | 0.95% | to 1.70% | -8.30% | to -7.63% |
| 2017 | 13 | $22.18 | to $24.51 | $315 | 0.08% | 0.35% | to 1.70% | 13.57% | to 15.07% |
| 2016 | 31 | $19.53 | to $21.30 | $640 | 0.06% | 0.35% | to 1.70% | 16.04% | to 17.68% |
| 2015 | 29 | $16.83 | to $18.10 | $509 | — | 0.35% | to 1.70% | -1.52% | to -0.22% |
| 2014 | 27 | $17.09 | to $18.14 | $473 | — | 0.35% | to 1.70% | -1.23% | to -0.66% |
| **Neuberger Berman Sustainable Equity Fund - Institutional Class** | | | | | | | | | |
| 2018 | 212 | $12.57 | | $2,662 | 0.78% | — | | -5.63% | |
| 2017 | 184 | $13.32 | | $2,449 | 0.99% | — | | 18.72% | |
| 2016 | 121 | $11.22 | | $1,355 | 1.25% | — | | 10.32% | |
| 2015  07/15/2015 | 38 | $10.17 | | $385 | (b) | | (b) | | (b) |
| 2014 | (b) | | (b) | (b) | (b) | | | | (b) |
| **Neuberger Berman Sustainable Equity Fund - Trust Class** | | | | | | | | | |
| 2018 | 617 | $17.97 | to $21.79 | $12,231 | 0.26% | 0.25% | to 1.60% | -7.48% | to -6.17% |
| 2017 | 654 | $19.04 | to $23.23 | $13,921 | 0.45% | 0.00% | to 1.60% | 16.55% | to 18.40% |
| 2016 | 677 | $16.23 | to $19.67 | $12,306 | 1.11% | 0.00% | to 1.60% | 8.16% | to 9.89% |
| 2015 | 707 | $14.90 | to $17.95 | $11,809 | 0.96% | 0.00% | to 1.70% | -2.17% | to -0.56% |
| 2014 | 786 | $15.12 | to $18.09 | $13,345 | 0.92% | 0.00% | to 1.90% | 8.18% | to 10.29% |
| **New Perspective Fund® - Class R-3** | | | | | | | | | |
| 2018 | 61 | $25.15 | to $30.30 | $1,712 | 0.64% | 0.00% | to 1.25% | -7.33% | to -6.16% |
| 2017 | 67 | $27.14 | to $32.29 | $2,010 | 0.12% | 0.00% | to 1.25% | 26.88% | to 28.44% |
| 2016 | 73 | $21.39 | to $25.14 | $1,718 | 0.43% | 0.00% | to 1.25% | 0.23% | to 1.49% |
| 2015 | 88 | $20.96 | to $24.77 | $2,071 | 0.33% | 0.00% | to 1.40% | 3.56% | to 5.05% |
| 2014 | 94 | $20.24 | to $23.58 | $2,112 | 0.22% | 0.00% | to 1.40% | 1.40% | to 2.83% |
| **New Perspective Fund® - Class R-4** | | | | | | | | | |
| 2018 | 6,920 | $10.92 | to $32.23 | $177,548 | 1.02% | 0.00% | to 1.50% | -7.31% | to -5.90% |
| 2017 | 6,826 | $11.69 | to $34.25 | $189,193 | 0.46% | 0.00% | to 1.50% | 26.88% | to 28.87% |
| 2016 | 5,720 | $13.83 | to $26.59 | $135,484 | 0.81% | 0.00% | to 1.50% | 0.32% | to 1.84% |
| 2015 | 5,570 | $13.70 | to $26.11 | $130,637 | 0.67% | 0.00% | to 1.50% | 3.74% | to 5.34% |
| 2014 | 5,427 | $13.13 | to $24.79 | $121,851 | 0.59% | 0.00% | to 1.50% | 1.68% | to 3.20% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **New World Fund® - Class R-4** | | | | | | | | | | | | |
| 2018 | 103 | $10.16 | to | $10.85 | $1,095 | 1.13% | 0.00% | to | 1.40% | -13.53% | to | -12.34% |
| 2017 | 86 | $11.75 | to | $12.32 | $1,038 | 1.51% | 0.05% | to | 1.40% | 30.78% | to | 31.88% |
| 2016 | 35 | $8.98 | to | $9.30 | $324 | 1.37% | 0.10% | to | 1.40% | 2.39% | to | 3.79% |
| 2015 | 21 | $8.77 | to | $8.96 | $183 | 0.95% | 0.10% | to | 1.35% | -7.29% | to | -5.98% |
| 08/13/2014 2014 | 3 | $9.46 | to | $9.53 | $27 | (a) | 0.10% | to | 1.25% | (a) | | |
| **Nuveen Global Infrastructure Fund - Class I** | | | | | | | | | | | | |
| 2018 | 159 | $11.08 | to | $11.18 | $1,766 | 2.47% | 0.95% | to | 1.20% | -8.73% | to | -8.56% |
| 2017 | 175 | $12.14 | to | $12.23 | $2,125 | 2.67% | 0.95% | to | 1.20% | 18.21% | to | 18.39% |
| 2016 | 179 | $10.27 | to | $10.33 | $1,841 | 4.47% | 1.00% | to | 1.20% | 6.54% | to | 6.83% |
| 2015 | 107 | $9.64 | to | $9.67 | $1,029 | 2.07% | 1.00% | to | 1.20% | -7.75% | to | -7.55% |
| 05/15/2014 2014 | 115 | $10.45 | to | $10.46 | $1,197 | (a) | 1.00% | to | 1.20% | (a) | | |
| **Oppenheimer Capital Appreciation Fund - Class A** | | | | | | | | | | | | |
| 2018 | 3 | $18.88 | to | $19.89 | $66 | — | 0.85% | to | 1.20% | -7.09% | to | -6.75% |
| 2017 | 3 | $20.32 | to | $21.33 | $74 | 0.01% | 0.85% | to | 1.20% | 25.05% | to | 25.47% |
| 2016 | 4 | $16.25 | to | $17.00 | $64 | 0.07% | 0.85% | to | 1.20% | -3.50% | to | -3.19% |
| 2015 | 5 | $16.84 | to | $17.56 | $85 | — | 0.85% | to | 1.20% | 2.00% | to | 2.33% |
| 2014 | 6 | $16.51 | to | $17.35 | $104 | — | 0.75% | to | 1.20% | 13.63% | to | 14.22% |
| **Oppenheimer Developing Markets Fund - Class A** | | | | | | | | | | | | |
| 2018 | 4,037 | $10.47 | to | $95.87 | $216,966 | 0.25% | 0.00% | to | 1.75% | -13.67% | to | -12.14% |
| 2017 | 4,354 | $12.01 | to | $109.12 | $268,701 | 0.34% | 0.00% | to | 1.75% | 32.45% | to | 34.81% |
| 2016 | 3,352 | $10.31 | to | $80.96 | $197,196 | 0.23% | 0.00% | to | 1.75% | 5.05% | to | 6.94% |
| 2015 | 3,558 | $9.74 | to | $75.74 | $197,414 | 0.38% | 0.00% | to | 1.75% | -15.58% | to | -14.07% |
| 2014 | 3,823 | $11.43 | to | $88.14 | $249,694 | 0.27% | 0.00% | to | 1.75% | -6.45% | to | -4.51% |
| **Oppenheimer Developing Markets Fund - Class Y** | | | | | | | | | | | | |
| 2018 | 3,523 | $11.48 | to | $12.43 | $42,564 | 0.56% | 0.00% | to | 1.25% | -13.03% | to | -11.91% |
| 2017 | 3,726 | $13.20 | to | $14.11 | $51,340 | 0.67% | 0.00% | to | 1.25% | 33.47% | to | 35.15% |
| 2016 | 3,464 | $9.89 | to | $10.44 | $35,494 | 0.53% | 0.00% | to | 1.25% | 5.78% | to | 7.08% |
| 2015 | 3,532 | $9.35 | to | $9.75 | $33,914 | 0.69% | 0.00% | to | 1.25% | -14.85% | to | -13.79% |
| 2014 | 3,459 | $10.98 | to | $11.31 | $38,711 | 0.62% | 0.00% | to | 1.25% | -5.01% | to | -4.56% |

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**


| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Oppenheimer Gold & Special Minerals Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 8 | $5.27 | to | $5.69 | $45 | 0.00% | 0.80% | to | 1.65% | | -14.29% | |
| 2017 | | 8 | $6.12 | to | $6.92 | $52 | 3.12% | 0.20% | to | 1.75% | 15.04% | to | 16.89% |
| 2016 | | 7 | $5.32 | to | $5.92 | $38 | 8.12% | 0.20% | to | 1.75% | 46.67% | to | 48.37% |
| 2015 | | 6 | $3.66 | to | $3.99 | $24 | — | 0.20% | to | 1.65% | -24.09% | to | -23.27% |
| 2014 | | 4 | $4.82 | to | $5.20 | $21 | — | 0.20% | to | 1.75% | -16.75% | to | -15.58% |
| Oppenheimer International Bond Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 12 | $10.99 | to | $11.80 | $135 | 4.75% | 0.45% | to | 1.25% | -7.02% | to | -6.27% |
| 2017 | | 13 | $11.82 | to | $12.59 | $160 | 3.79% | 0.45% | to | 1.25% | 9.44% | to | 10.34% |
| 2016 | | 15 | $10.58 | to | $11.41 | $163 | 4.02% | 0.45% | to | 1.55% | 4.55% | to | 5.45% |
| 2015 | | 5 | $10.12 | to | $10.64 | $54 | 3.60% | 0.70% | to | 1.55% | -5.24% | to | -4.40% |
| 2014 | | 5 | $10.68 | to | $11.13 | $57 | 4.04% | 0.70% | to | 1.55% | -1.01% | to | -0.36% |
| Oppenheimer International Growth Fund - Class Y | | | | | | | | | | | | | |
| 2018 | | 55 | $8.90 | to | $9.32 | $492 | 1.45% | 0.40% | to | 1.40% | -20.46% | to | -19.72% |
| 2017 | | 42 | $11.19 | to | $11.61 | $474 | 1.12% | 0.40% | to | 1.40% | 25.17% | to | 26.47% |
| 2016 | | 28 | $8.94 | to | $9.18 | $255 | 1.80% | 0.40% | to | 1.40% | -3.34% | to | -2.44% |
| 2015 | | 12 | $9.27 | to | $9.41 | $114 | 1.61% | 0.40% | to | 1.35% | 2.09% | to | 2.95% |
| 2014 | 07/15/2014 | 1 | $9.09 | to | $9.11 | $10 | (a) | 0.95% | to | 1.20% | | (a) | |
| Oppenheimer International Small-Mid Company Fund - Class Y | | | | | | | | | | | | | |
| 2018 | | 40 | $13.29 | to | $13.82 | $543 | 0.86% | 0.55% | to | 1.40% | -10.51% | to | -9.73% |
| 2017 | | 41 | $14.85 | to | $15.31 | $616 | 1.30% | 0.55% | to | 1.40% | 36.36% | to | 37.31% |
| 2016 | | 33 | $10.89 | to | $11.07 | $365 | 0.58% | 0.75% | to | 1.40% | -1.63% | to | -1.17% |
| 2015 | | 15 | $11.07 | to | $11.15 | $163 | — | 0.95% | to | 1.40% | 13.54% | to | 14.12% |
| 2014 | 08/01/2014 | 1 | $9.75 | to | $9.77 | $12 | (a) | 0.95% | to | 1.40% | | (a) | |
| Oppenheimer Main Street Fund® - Class A | | | | | | | | | | | | | |
| 2018 | | 81 | $10.03 | to | $11.60 | $910 | 1.17% | 0.75% | to | 1.20% | -9.05% | to | -8.57% |
| 2017 | | 64 | $10.97 | to | $12.72 | $796 | 1.34% | 0.75% | to | 1.20% | 15.34% | to | 15.43% |
| 2016 | 05/13/2016 | 17 | | $11.02 | | $182 | (c) | | 1.20% | | | (c) | |
| 2015 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | Total Return[D] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Main Street Fund®/VA** | | | | | | | | | |
| 2018 | 3 | $16.25 | to $18.80 | $53 | 1.68% | 1.25% | to 1.50% | -9.27% | to -9.05% |
| 2017 | 4 | $17.91 | to $20.67 | $66 | 1.26% | 1.25% | to 1.50% | 15.18% | to 15.47% |
| 2016 | 4 | $15.55 | to $17.90 | $64 | 1.09% | 1.25% | to 1.50% | 9.97% | to 10.22% |
| 2015 | 5 | $14.14 | to $16.24 | $66 | 1.43% | 1.25% | to 1.50% | 1.80% | to 2.01% |
| 2014 | 5 | $13.89 | to $15.92 | $74 | 1.32% | 1.25% | to 1.50% | 9.03% | to 9.34% |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | | | | | | | |
| 2018 | 1,000 | $18.81 | to $29.15 | $24,778 | 0.33% | 0.00% | to 1.50% | -11.67% | to -10.32% |
| 2017 | 1,058 | $21.17 | to $32.83 | $29,512 | 0.87% | 0.00% | to 1.50% | 12.45% | to 14.17% |
| 2016 | 1,123 | $18.71 | to $29.05 | $27,621 | 0.50% | 0.00% | to 1.50% | 16.33% | to 18.02% |
| 2015 | 1,207 | $15.99 | to $24.85 | $25,350 | 0.94% | 0.00% | to 1.50% | -7.32% | to -5.91% |
| 2014 | 1,288 | $17.15 | to $26.68 | $28,354 | 0.86% | 0.00% | to 1.50% | 10.25% | to 12.00% |
| **Oppenheimer Discovery Mid Cap Growth Fund/VA** | | | | | | | | | |
| 2018 | 1 | $8.98 | to $18.34 | $14 | — | 1.25% | to 1.50% | -7.52% | to -7.28% |
| 2017 | 2 | $9.71 | to $19.78 | $16 | 0.03% | 1.25% | to 1.50% | 26.93% | to 27.20% |
| 2016 | 2 | $7.65 | to $15.55 | $14 | — | 1.25% | to 1.50% | 0.79% | to 1.04% |
| 2015 | 2 | $7.59 | to $15.39 | $15 | — | 1.25% | to 1.50% | 4.98% | to 5.34% |
| 2014 | 2 | $7.23 | to $14.61 | $15 | — | 1.25% | to 1.50% | 4.33% | to 4.43% |
| **Oppenheimer Global Fund/VA** | | | | | | | | | |
| 2018 | 6 | $25.59 | to $43.91 | $231 | 1.17% | 0.50% | to 1.40% | -14.40% | to -13.61% |
| 2017 | 6 | $25.66 | to $50.83 | $283 | 0.94% | 0.50% | to 1.80% | 34.21% | to 35.98% |
| 2016 | 6 | $19.12 | to $37.38 | $211 | 0.98% | 0.50% | to 1.80% | -1.70% | to -0.43% |
| 2015 | 7 | $19.45 | to $37.54 | $225 | 1.34% | 0.50% | to 1.80% | 2.10% | to 3.44% |
| 2014 | 7 | $19.05 | to $36.29 | $222 | 1.24% | 0.50% | to 1.80% | 0.47% | to 1.77% |
| **Oppenheimer Global Strategic Income Fund/VA** | | | | | | | | | |
| 2018 | 4 | $20.75 | to $23.99 | $90 | 5.41% | 0.55% | to 1.25% | -5.60% | to -4.91% |
| 2017 | 4 | $21.98 | to $25.23 | $95 | 2.30% | 0.55% | to 1.25% | 4.97% | to 5.70% |
| 2016 | 4 | $20.94 | to $23.87 | $90 | 4.71% | 0.55% | to 1.25% | 5.23% | to 5.95% |
| 2015 | 4 | $19.90 | to $22.34 | $96 | 6.19% | 0.60% | to 1.25% | -3.49% | to -2.83% |
| 2014 | 4 | $20.62 | to $22.99 | $98 | 4.06% | 0.60% | to 1.25% | 1.58% | to 2.22% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Parnassus Core Equity Fund[SM] - Investor Shares** | | | | | | | | | | | | | |
| 2018 | | 1,677 | $11.00 | to | $32.37 | $32,021 | 1.07% | 0.00% | to | 1.40% | -1.58% | to | -0.25% |
| 2017 | | 1,606 | $11.12 | to | $32.19 | $31,131 | 1.35% | 0.05% | to | 1.40% | 14.93% | to | 16.23% |
| 2016 | | 1,499 | $16.31 | to | $27.64 | $25,372 | 1.04% | 0.10% | to | 1.40% | 8.88% | to | 10.30% |
| 2015 | | 1,393 | $14.90 | to | $25.06 | $21,394 | 2.27% | 0.10% | to | 1.35% | -1.89% | to | -0.63% |
| 2014 | | 1,120 | $15.11 | to | $25.22 | $17,371 | 1.75% | 0.10% | to | 1.35% | 12.94% | to | 14.18% |
| **Pax Balanced Fund - Investor Class** | | | | | | | | | | | | | |
| 2018 | | 2,064 | $13.44 | to | $21.02 | $35,911 | 2.09% | 0.00% | to | 1.50% | -5.51% | to | -4.06% |
| 2017 | | 2,193 | $14.14 | to | $21.91 | $40,220 | 0.60% | 0.00% | to | 1.50% | 11.49% | to | 13.17% |
| 2016 | | 2,325 | $12.61 | to | $19.36 | $38,128 | 1.27% | 0.00% | to | 1.50% | 4.20% | to | 5.79% |
| 2015 | | 2,575 | $12.03 | to | $18.30 | $40,388 | 0.85% | 0.00% | to | 1.50% | -2.02% | to | -0.54% |
| 2014 | | 2,813 | $12.20 | to | $18.40 | $44,918 | 0.87% | 0.00% | to | 1.50% | 6.38% | to | 7.98% |
| **PIMCO CommodityRealReturn Strategy Fund® - Administrative Class** | | | | | | | | | | | | | |
| 2018 | | 257 | $5.16 | to | $9.22 | $1,362 | 5.64% | 0.25% | to | 1.50% | -15.50% | to | -14.40% |
| 2017 | | 226 | $6.10 | to | $10.82 | $1,406 | 7.39% | 0.25% | to | 1.50% | 0.99% | to | 2.24% |
| 2016 | | 257 | $6.04 | to | $6.25 | $1,570 | 0.97% | 0.25% | to | 1.50% | 12.69% | to | 14.05% |
| 2015 | | 98 | $5.36 | to | $5.48 | $532 | 6.23% | 0.25% | to | 1.50% | -27.07% | to | -26.22% |
| 2014 | 06/30/2014 | 2 | $7.36 | to | $7.38 | $14 | (a) | 0.95% | to | 1.25% | | | (a) |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | | | | | | | | |
| 2018 | | 4,614 | $9.69 | to | $17.35 | $70,080 | 2.46% | 0.00% | to | 1.60% | -3.75% | to | -2.17% |
| 2017 | | 5,193 | $10.03 | to | $17.74 | $81,690 | 2.31% | 0.00% | to | 1.60% | 2.02% | to | 3.65% |
| 2016 | | 6,498 | $9.79 | to | $17.12 | $98,105 | 2.28% | 0.00% | to | 1.60% | 3.49% | to | 5.22% |
| 2015 | | 6,996 | $9.42 | to | $16.27 | $101,300 | 3.87% | 0.00% | to | 1.60% | -4.23% | to | -2.69% |
| 2014 | | 8,463 | $9.80 | to | $16.72 | $127,404 | 1.43% | 0.00% | to | 1.60% | 1.43% | to | 3.11% |
| **Pioneer Equity Income Fund - Class Y** | | | | | | | | | | | | | |
| 2018 | | 689 | $10.09 | to | $17.43 | $11,896 | 2.51% | 0.75% | to | 0.95% | -9.51% | to | -9.36% |
| 2017 | | 795 | $11.15 | to | $19.23 | $15,188 | 1.68% | 0.75% | to | 0.95% | | | 14.26% |
| 2016 | | 848 | | | $16.83 | $14,268 | 2.10% | | | 0.85% | | | 18.44% |
| 2015 | | 726 | | | $14.21 | $10,306 | 2.05% | | | 0.85% | | | -0.28% |
| 2014 | | 592 | | | $14.25 | $8,438 | 2.94% | | | 0.95% | | | 12.12% |

281

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | Total Return[D] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Pioneer High Yield Fund - Class A** | | | | | | | | | | |
| 2018 | | 37 | $16.87 | to $21.26 | $722 | 5.26% | 0.20% | to 1.75% | -4.85% | to -3.32% |
| 2017 | | 39 | $17.73 | to $21.99 | $799 | 5.56% | 0.20% | to 1.75% | 5.66% | to 7.27% |
| 2016 | | 62 | $16.78 | to $20.50 | $1,175 | 4.98% | 0.20% | to 1.75% | 12.17% | to 13.89% |
| 2015 | | 102 | $14.96 | to $18.00 | $1,727 | 4.91% | 0.20% | to 1.75% | -6.56% | to -5.06% |
| 2014 | | 112 | $16.01 | to $18.96 | $2,023 | 4.31% | 0.20% | to 1.75% | -1.90% | to -0.37% |
| **Pioneer Strategic Income Fund - Class A** | | | | | | | | | | |
| 2018 | | 41 | $12.50 | to $14.23 | $562 | 3.25% | 0.20% | to 1.65% | -3.55% | to -2.06% |
| 2017 | | 34 | $12.86 | to $14.53 | $483 | 2.82% | 0.20% | to 1.75% | 3.38% | to 4.99% |
| 2016 | | 74 | $12.44 | to $13.84 | $992 | 3.08% | 0.20% | to 1.75% | 5.83% | to 7.37% |
| 2015 | | 94 | $11.83 | to $12.89 | $1,189 | 3.70% | 0.20% | to 1.65% | -3.02% | to -1.60% |
| 2014 | | 105 | $12.15 | to $13.10 | $1,354 | 3.84% | 0.20% | to 1.75% | 3.17% | to 4.38% |
| **Pioneer Equity Income VCT Portfolio - Class I** | | | | | | | | | | |
| 2018 | | — | $26.03 | | — | — | | 1.05% | | -9.52% |
| 2017 | | — | $28.77 | | — | 1.70% | | 1.05% | | 14.26% |
| 2016 | | — | $25.18 | | — | 5.57% | | 1.05% | | 18.55% |
| 2015 | | 3 | $21.24 | | $56 | 3.08% | | 1.05% | | -0.56% |
| 2014 | 10/06/2014 | — | $21.36 | | $9 | (a) | | 1.05% | | (a) |
| **Pioneer High Yield VCT Portfolio - Class I** | | | | | | | | | | |
| 2018 | | 770 | $16.00 | to $22.06 | 14,827 | 4.71% | 0.10% | to 1.50% | -4.72% | to -3.42% |
| 2017 | | 991 | $16.70 | to $22.84 | 20,189 | 4.55% | 0.10% | to 1.50% | 5.60% | to 7.13% |
| 2016 | | 1,026 | $15.71 | to $21.32 | $19,606 | 4.78% | 0.00% | to 1.50% | 12.48% | to 14.20% |
| 2015 | | 1,115 | $13.88 | to $18.68 | $18,835 | 4.92% | 0.00% | to 1.50% | -5.37% | to -3.90% |
| 2014 | | 1,311 | $14.58 | to $19.47 | $23,270 | 4.92% | 0.00% | to 1.50% | -1.41% | to 0.07% |
| **PGIM Jennison Utility Fund - Class Z** | | | | | | | | | | |
| 2018 | | 11 | $11.03 | to $12.24 | $128 | 2.58% | 0.75% | to 1.40% | 0.27% | to 0.89% |
| 2017 | | 9 | $11.00 | to $12.14 | $105 | 2.14% | 0.70% | to 1.40% | 12.75% | to 13.25% |
| 2016 | | 8 | $9.84 | to $10.72 | $79 | 2.31% | 0.80% | to 1.25% | 14.49% | to 14.90% |
| 2015 | | 5 | $8.58 | to $9.26 | $42 | 3.08% | 0.95% | to 1.25% | -13.55% | to -13.32% |
| 2014 | 08/14/2014 | 2 | $9.91 | to $10.70 | $23 | (a) | 0.95% | to 1.25% | (a) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | Total Return[D] (lowest to highest) |
|---|---|---|---|---|---|---|---|
| **Columbia Large Cap Value Fund - Advisor Class** | | | | | | | |
| 2018 | | 898 | $9.22 to $16.44 | $8,331 | 3.79% | 0.00% to 1.50% | -11.34% to -11.23% |
| 2017 | | — | $18.25 to $18.52 | $5 | 1.81% | 0.35% to 0.50% | 16.24% to 16.48% |
| 2016 | | 7 | $15.70 to $15.90 | $112 | 1.65% | 0.35% to 0.50% | 14.47% |
| 2015 | | 7 | $13.62 to $14.15 | $101 | 1.86% | 0.10% to 0.60% | -2.64% to -2.14% |
| 2014 | | 8 | $13.99 to $14.46 | $114 | — | 0.10% to 0.60% | — |
| **Royce Total Return Fund - K Class** | | | | | | | |
| 2018 | | — | $8.77 | $3 | (f) | 1.10% | (f) |
| 2017 | | — | $23.02 | $3 | 0.36% | 1.20% | 11.91% |
| 2016 | | — | $20.56 | $2 | (f) | 1.20% | (f) |
| 2015 | | — | $16.40 | $2 | — | 1.40% | 8.84% |
| 2014 | | — | $17.99 | $2 | — | 1.40% | 0.39% |
| **Ave Maria Rising Dividend Fund** | | | | | | | |
| 2018 | | 430 | $11.18 to $11.71 | $4,894 | 1.40% | 0.25% to 1.50% | -6.29% to -5.03% |
| 2017 | | 387 | $11.93 to $12.33 | $4,677 | 1.18% | 0.25% to 1.50% | 15.15% to 16.54% |
| 2016 | | 389 | $10.36 to $10.58 | $4,066 | 1.82% | 0.25% to 1.50% | 13.60% to 15.02% |
| 2015 | 09/15/2015 | 48 | $9.12 to $9.20 | $437 | (b) | 0.25% to 1.50% | (b) |
| 2014 | | (b) | (b) | (b) | (b) | (b) | (b) |
| **SMALLCAP World Fund® - Class R-4** | | | | | | | |
| 2018 | | 1,366 | $10.38 to $18.05 | $20,382 | — | 0.00% to 1.50% | -11.04% to -9.70% |
| 2017 | | 1,385 | $11.60 to $19.99 | $23,121 | 0.37% | 0.00% to 1.50% | 25.00% to 26.84% |
| 2016 | | 1,050 | $13.84 to $15.76 | $15,154 | — | 0.00% to 1.50% | 4.14% to 5.77% |
| 2015 | | 1,064 | $13.29 to $14.90 | $14,703 | — | 0.00% to 1.50% | 1.14% to 2.62% |
| 2014 | | 872 | $13.14 to $14.52 | $11,841 | — | 0.00% to 1.50% | 0.31% to 1.82% |
| **T. Rowe Price Institutional Large-Cap Growth Fund** | | | | | | | |
| 2018 | | 1,833 | $16.46 | $30,175 | 0.29% | — | 4.31% |
| 2017 | | 1,590 | $15.78 | $25,083 | 0.29% | — | 37.82% |
| 2016 | | 1,130 | $11.45 | $12,935 | 0.35% | — | 2.88% |
| 2015 | 07/14/2015 | 358 | $11.13 | $3,984 | (b) | — | (b) |
| 2014 | | (b) | (b) | (b) | (b) | (b) | (b) |

283

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | | | | | | | | | | | |
| 2018 | | 27 | $26.00 | to | $31.56 | $788 | 0.42% | 0.00% | to | 1.30% | -12.22% | to | -11.07% |
| 2017 | | 34 | $29.62 | to | $35.49 | $1,113 | 0.49% | 0.00% | to | 1.30% | 10.31% | to | 10.67% |
| 2016 | | 41 | $28.45 | to | $31.54 | $1,228 | 0.49% | 0.10% | to | 0.90% | 22.63% | to | 23.29% |
| 2015 | | 37 | $23.20 | to | $25.82 | $910 | 0.62% | 0.00% | to | 0.90% | -4.76% | to | -3.91% |
| 2014 | | 41 | $24.23 | to | $26.87 | $1,035 | 0.41% | 0.00% | to | 0.95% | 9.05% | to | 10.03% |
| **T. Rowe Price Value Fund - Advisor Class** | | | | | | | | | | | | | |
| 2018 | | 19 | $20.49 | | | $399 | 1.22% | 1.00% | | | -10.56% | | |
| 2017 | | 18 | $22.91 | | | $418 | 1.06% | 1.00% | | | 17.49% | | |
| 2016 | | 15 | $19.50 | | | $301 | 1.52% | 1.00% | | | 9.61% | | |
| 2015 | | 14 | $17.79 | | | $254 | 1.37% | 1.00% | | | -2.95% | | |
| 2014 | | 18 | $18.33 | | | $330 | 0.98% | 1.00% | | | 12.04% | | |
| **TCW Total Return Bond Fund - Class N** | | | | | | | | | | | | | |
| 2018 | | 614 | $9.91 | to | $10.48 | $6,183 | 3.33% | 0.00% | to | 1.50% | -1.00% | to | 0.48% |
| 2017 | | 593 | $9.97 | to | $10.43 | $6,006 | 2.58% | 0.00% | to | 1.50% | 1.52% | to | 3.06% |
| 2016 | | 597 | $9.79 | to | $10.12 | $5,929 | 2.78% | 0.00% | to | 1.50% | -0.30% | to | 1.20% |
| 2015 | 09/11/2015 | 249 | $9.90 | to | $10.00 | $2,471 | (b) | 0.00% | to | 1.50% | (b) | | |
| 2014 | | (b) | | | (b) | (b) | (b) | | | (b) | (b) | | |
| **Templeton Foreign Fund - Class A** | | | | | | | | | | | | | |
| 2018 | | 25 | $10.97 | to | $18.48 | $423 | 2.43% | 0.20% | to | 1.65% | -16.40% | to | -15.15% |
| 2017 | | 24 | $12.79 | to | $21.78 | $495 | 1.35% | 0.20% | to | 1.65% | 15.20% | to | 16.85% |
| 2016 | | 29 | $11.04 | to | $18.64 | $510 | 1.86% | 0.20% | to | 1.65% | 9.80% | to | 11.42% |
| 2015 | | 32 | $10.00 | to | $16.73 | $499 | 0.76% | 0.20% | to | 1.65% | -8.63% | to | -7.31% |
| 2014 | | 94 | $10.72 | to | $18.05 | $1,602 | 2.69% | 0.20% | to | 1.65% | -12.24% | to | -11.23% |
| **Templeton Global Bond Fund - Advisor Class** | | | | | | | | | | | | | |
| 2018 | | 2,147 | $11.41 | to | $11.75 | $24,501 | 6.51% | 0.00% | to | 0.45% | 0.97% | to | 1.47% |
| 2017 | | 2,464 | $11.30 | to | $11.58 | $27,852 | 3.58% | 0.00% | to | 0.45% | 2.17% | to | 2.66% |
| 2016 | | 2,462 | $11.06 | to | $11.28 | $27,244 | 2.62% | 0.00% | to | 0.45% | 6.14% | to | 6.62% |
| 2015 | | 3,070 | $10.42 | to | $10.58 | $32,007 | 3.33% | 0.00% | to | 0.45% | -4.49% | to | -4.08% |
| 2014 | | 3,491 | $10.91 | to | $11.03 | $38,088 | 6.75% | 0.00% | to | 0.45% | 1.39% | to | 1.85% |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements


| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Templeton Global Bond Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 5,240 | $10.76 | to | $38.41 | $118,332 | 6.18% | 0.00% | to | 1.50% | -0.25% | to | 1.27% |
| 2017 | | 5,561 | $10.77 | to | $37.93 | $127,026 | 3.29% | 0.00% | to | 1.50% | 0.85% | to | 2.36% |
| 2016 | | 5,636 | $10.67 | to | $37.06 | $129,353 | 2.38% | 0.00% | to | 1.50% | 4.65% | to | 6.26% |
| 2015 | | 6,518 | $10.19 | to | $34.89 | $144,039 | 3.04% | 0.00% | to | 1.50% | -5.71% | to | -4.23% |
| 2014 | | 7,637 | $10.79 | to | $36.44 | $180,054 | 6.35% | 0.00% | to | 1.50% | 0.09% | to | 1.52% |
| Third Avenue Real Estate Value Fund - Institutional Class | | | | | | | | | | | | | |
| 2018 | | 4 | $9.95 | to | $10.23 | $42 | 1.67% | 0.65% | to | 1.25% | -20.91% | to | -20.42% |
| 2017 | | 6 | $12.58 | to | $12.83 | $78 | 1.37% | 0.70% | to | 1.25% | 20.73% | to | 21.23% |
| 2016 | | 3 | $10.42 | to | $10.55 | $32 | 1.04% | 0.80% | to | 1.25% | 4.51% | to | 4.98% |
| 2015 | | 2 | $9.99 | to | $10.05 | $19 | — | 0.80% | to | 1.15% | -4.77% | to | -4.38% |
| 2014 | 08/27/2014 | — | $10.49 | to | $10.50 | $4 | (a) | 0.95% | to | 1.15% | | (a) | |
| Thornburg International Value Fund - Class R4 | | | | | | | | | | | | | |
| 2018 | | — | | $12.19 | | $2 | — | | 1.15% | | | -21.00% | |
| 2017 | | — | | $15.43 | | $3 | 0.75% | | 1.15% | | | 23.64% | |
| 2016 | | — | | $12.48 | | $3 | 0.29% | | 1.15% | | | -3.85% | |
| 2015 | | 4 | $12.98 | to | $13.41 | $51 | — | 0.60% | to | 1.15% | 5.10% | to | 5.67% |
| 2014 | | 4 | $12.35 | to | $12.69 | $45 | — | 0.60% | to | 1.15% | | -6.42% | |
| Touchstone Value Fund - Institutional Class | | | | | | | | | | | | | |
| 2018 | | 985 | | $12.21 | | $12,022 | 2.08% | | — | | | -5.35% | |
| 2017 | | 804 | | $12.90 | | $10,377 | 2.02% | | — | | | 14.36% | |
| 2016 | | 555 | | $11.28 | | $6,257 | 3.02% | | — | | | 13.48% | |
| 2015 | 07/14/2015 | 160 | | $9.94 | | $1,586 | (b) | | — | | | (b) | |
| 2014 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | | | | | | | | | | | | | |
| 2018 | | 4,033 | $3.17 | to | $3.49 | $13,275 | — | 0.25% | to | 1.50% | -13.55% | to | -12.31% |
| 2017 | | 3,528 | $3.66 | to | $3.98 | $13,321 | — | 0.25% | to | 1.50% | 7.96% | to | 9.37% |
| 2016 | | 4,024 | $3.39 | to | $3.70 | $14,039 | 5.37% | 0.00% | to | 1.50% | 43.64% | to | 46.25% |
| 2015 | | 2,989 | $2.36 | to | $2.53 | $7,214 | — | 0.00% | to | 1.50% | -27.66% | to | -26.45% |
| 2014 | | 2,743 | $3.26 | to | $3.44 | $9,095 | 1.41% | 0.00% | to | 1.50% | -9.70% | to | -8.51% |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund / Inception Date^A | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio^B | Expense Ratio^C (lowest to highest) | | Total Return^D (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **Vanguard® Total Bond Market Index Fund - Investor Shares** | | | | | | | | | |
| 2018   5/25/2018 | — | $10.16 | | — | (e) | 1.00% | | (e) | |
| 2017 | (e) | | (e) | (e) | (e) | | (e) | | (e) |
| 2016 | (e) | | (e) | (e) | (e) | | (e) | | (e) |
| 2015 | (e) | | (e) | (e) | (e) | | (e) | | (e) |
| 2014 | (e) | | (e) | (e) | (e) | | (e) | | (e) |
| **Diversified Value Portfolio** | | | | | | | | | |
| 2018 | 5 | $19.91 | to $23.22 | $112 | 2.59% | 0.95% | to 2.00% | -10.92% | to -10.00% |
| 2017 | 5 | $22.35 | to $25.80 | $120 | (e) | 0.95% | to 2.00% | 10.92% | to 12.13% |
| 2016 | 4 | $20.15 | to $23.01 | $103 | (e) | 0.95% | to 2.00% | 10.71% | to 11.86% |
| 2015 | 6 | $18.20 | to $20.57 | $116 | (e) | 0.95% | to 2.00% | -4.36% | to -3.38% |
| 2014 | 5 | $19.03 | to $21.29 | $116 | (e) | 0.95% | to 2.00% | 7.64% | to 8.79% |
| **Equity Income Portfolio** | | | | | | | | | |
| 2018 | 6 | $23.98 | to $27.37 | $169 | 2.24% | 1.10% | to 2.00% | -7.84% | to -7.00% |
| 2017 | 6 | $26.02 | to $29.43 | $188 | 2.40% | 1.10% | to 2.00% | 15.90% | to 16.97% |
| 2016 | 8 | $22.45 | to $25.16 | $199 | 2.61% | 1.10% | to 2.00% | 12.81% | to 13.67% |
| 2015 | 11 | $19.90 | to $22.37 | $237 | 2.47% | 1.00% | to 2.00% | -1.14% | to -0.13% |
| 2014 | 11 | $20.13 | to $22.40 | $249 | 2.43% | 1.00% | to 2.00% | 9.16% | to 10.29% |
| **Small Company Growth Portfolio** | | | | | | | | | |
| 2018 | 2 | $25.58 | to $29.83 | $47 | — | 0.95% | to 2.00% | -9.10% | to -8.16% |
| 2017 | 1 | $28.14 | to $32.48 | $46 | 0.45% | 0.95% | to 2.00% | 21.01% | to 22.29% |
| 2016 | 1 | $23.25 | to $26.56 | $33 | 0.32% | 0.95% | to 2.00% | 12.65% | to 13.84% |
| 2015 | 1 | $20.64 | to $23.33 | $26 | — | 0.95% | to 2.00% | -4.67% | to -3.67% |
| 2014 | 1 | $21.65 | to $24.22 | $24 | — | 0.95% | to 2.00% | 1.36% | to 2.41% |
| **Victory Integrity Small-Cap Value Fund - Class Y** | | | | | | | | | |
| 2018 | 39 | $10.77 | to $11.49 | $435 | 0.52% | 0.00% | to 1.40% | -19.69% | to -18.63% |
| 2017 | 24 | $13.41 | to $14.06 | $332 | 0.06% | 0.05% | to 1.40% | 10.83% | to 11.47% |
| 2016 | 9 | $12.10 | to $12.52 | $115 | 0.36% | 0.10% | to 1.40% | 22.85% | to 24.21% |
| 2015 | 5 | $9.89 | to $10.08 | $45 | — | 0.10% | to 1.25% | -7.83% | to -6.75% |
| 2014   08/22/2014 | 1 | $10.75 | to $10.81 | $6 | (a) | 0.10% | to 0.95% | (a) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Victory Sycamore Established Value Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 366 | $9.87 | to | $11.84 | $4,299 | 1.05% | 0.75% | to | 1.20% | -11.34% | to | -10.84% |
| 2017 | | 266 | $11.07 | to | $13.31 | $3,525 | 0.68% | 0.75% | to | 1.20% | | 14.35% | |
| 2016 | 05/19/2016 | 144 | | $11.64 | | $1,674 | (c) | | 1.20% | | | (c) | |
| 2015 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| Victory Sycamore Small Company Opportunity Fund - Class R | | | | | | | | | | | | | |
| 2018 | | — | $23.87 | to | $24.85 | $8 | — | 0.60% | to | 1.05% | -9.75% | to | -9.31% |
| 2017 | | 2 | $26.44 | to | $27.40 | $53 | 0.32% | 0.60% | to | 1.05% | | 10.12% | |
| 2016 | | 2 | $23.86 | to | $24.61 | $38 | 0.13% | 0.70% | to | 1.15% | 27.87% | to | 28.29% |
| 2015 | | 1 | $18.66 | to | $19.10 | $28 | — | 0.75% | to | 1.15% | -2.05% | to | -1.70% |
| 2014 | | 1 | $19.05 | to | $19.38 | $25 | — | 0.80% | to | 1.15% | 4.96% | to | 5.33% |
| Voya Balanced Portfolio - Class I | | | | | | | | | | | | | |
| 2018 | | 6,211 | $13.99 | to | $56.10 | $208,684 | 2.30% | 0.00% | to | 1.95% | -8.67% | to | -6.82% |
| 2017 | | 7,043 | $15.15 | to | $60.77 | $252,764 | 2.56% | 0.00% | to | 1.95% | 12.48% | to | 14.73% |
| 2016 | | 7,897 | $13.32 | to | $53.47 | $250,957 | 1.78% | 0.00% | to | 1.95% | 5.66% | to | 7.83% |
| 2015 | | 8,705 | $12.47 | to | $50.06 | $259,147 | 2.01% | 0.00% | to | 1.95% | -3.72% | to | -1.85% |
| 2014 | | 9,743 | $12.82 | to | $51.49 | $299,629 | 1.64% | 0.00% | to | 1.95% | 4.09% | to | 6.20% |
| Voya Large Cap Value Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 4 | $13.99 | to | $14.63 | $60 | 1.05% | 0.45% | to | 1.20% | -9.27% | to | -8.56% |
| 2017 | | 8 | $15.42 | to | $16.00 | $131 | 2.05% | 0.45% | to | 1.20% | 11.98% | to | 12.83% |
| 2016 | | 4 | $13.77 | to | $14.18 | $60 | 2.19% | 0.45% | to | 1.20% | 12.12% | to | 12.72% |
| 2015 | | 7 | $12.32 | to | $12.58 | $88 | 4.21% | 0.45% | to | 1.15% | | -5.35% | |
| 2014 | | — | | $13.27 | | $7 | — | | 0.50% | | | 9.04% | |
| Voya Real Estate Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 25 | $23.73 | to | $29.90 | $678 | 2.93% | 0.00% | to | 1.55% | -9.70% | to | -8.28% |
| 2017 | | 25 | $26.28 | to | $32.60 | $755 | 2.88% | 0.00% | to | 1.55% | 3.18% | to | 4.79% |
| 2016 | | 29 | $25.47 | to | $31.11 | $841 | 2.82% | 0.00% | to | 1.55% | 1.84% | to | 3.42% |
| 2015 | | 49 | $25.01 | to | $30.08 | $1,406 | 2.51% | 0.00% | to | 1.55% | 1.42% | to | 3.01% |
| 2014 | | 73 | $24.66 | to | $29.20 | $2,025 | 2.34% | 0.00% | to | 1.55% | 28.17% | to | 30.12% |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Voya Floating Rate Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 229 | $10.02 | to | $10.48 | $2,318 | 4.21% | 0.75% | to | 1.20% | -1.42% | to | -0.99% |
| 2017 | | 75 | $10.12 | to | $10.61 | $775 | 3.55% | 0.75% | to | 1.20% | 1.24% | to | 1.34% |
| 2016 | 06/01/2016 | 14 | | $10.47 | | $149 | (c) | | 1.20% | | | (c) | |
| 2015 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| Voya GNMA Income Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 197 | $9.89 | to | $18.47 | $2,539 | 2.39% | 0.20% | to | 1.55% | -0.68% | to | 0.60% |
| 2017 | | 228 | $9.93 | to | $18.36 | $2,981 | 2.47% | 0.25% | to | 1.55% | -0.08% | to | 1.27% |
| 2016 | | 239 | $9.90 | to | $18.13 | $3,178 | 2.92% | 0.25% | to | 1.55% | 0.08% | to | 1.40% |
| 2015 | | 240 | $10.94 | to | $17.88 | $3,252 | 3.03% | 0.00% | to | 1.55% | 0.00% | to | 1.59% |
| 2014 | | 257 | $10.94 | to | $17.64 | $3,484 | 3.42% | 0.00% | to | 1.55% | 3.27% | to | 4.95% |
| Voya Intermediate Bond Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 52 | $13.80 | to | $17.38 | $836 | 2.91% | 0.00% | to | 1.55% | -2.13% | to | -0.63% |
| 2017 | | 50 | $14.10 | to | $17.49 | $815 | 2.92% | 0.00% | to | 1.55% | 2.92% | to | 4.48% |
| 2016 | | 48 | $13.70 | to | $16.74 | $743 | 2.91% | 0.00% | to | 1.55% | 2.16% | to | 3.78% |
| 2015 | | 93 | $13.41 | to | $16.13 | $1,395 | 2.27% | 0.00% | to | 1.55% | -1.25% | to | 0.31% |
| 2014 | | 118 | $13.58 | to | $16.08 | $1,774 | 2.70% | 0.00% | to | 1.55% | 4.86% | to | 6.49% |
| Voya Intermediate Bond Portfolio - Class I | | | | | | | | | | | | | |
| 2018 | | 14,410 | $13.68 | to | $113.27 | $404,454 | 3.62% | 0.00% | to | 1.95% | -2.49% | to | -0.52% |
| 2017 | | 16,272 | $14.03 | to | $115.08 | $455,985 | 3.34% | 0.00% | to | 1.95% | 2.98% | to | 5.04% |
| 2016 | | 17,504 | $13.62 | to | $110.70 | $463,454 | 2.34% | 0.00% | to | 1.95% | 2.25% | to | 4.35% |
| 2015 | | 18,559 | $13.31 | to | $107.22 | $477,808 | 4.03% | 0.00% | to | 1.95% | -1.33% | to | 0.63% |
| 2014 | | 13,747 | $13.45 | to | $107.70 | $351,128 | 3.27% | 0.00% | to | 1.95% | 4.57% | to | 6.63% |
| Voya Intermediate Bond Portfolio - Class S | | | | | | | | | | | | | |
| 2018 | | 138 | | $15.28 | | $2,103 | 3.42% | | 0.35% | | | -1.16% | |
| 2017 | | 170 | | $15.46 | | $2,627 | 3.16% | | 0.35% | | | 4.39% | |
| 2016 | | 178 | | $14.81 | | $2,631 | 2.19% | | 0.35% | | | 3.86% | |
| 2015 | | 187 | | $14.26 | | $2,668 | 4.66% | | 0.35% | | | -0.14% | |
| 2014 | | 69 | | $14.28 | | $981 | 3.04% | | 0.35% | | | 6.17% | |

288

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Global Perspectives® Portfolio - Class I** | | | | | | | | | | | | | |
| 2018 | | 181 | $10.07 | to | $11.06 | $1,944 | 3.05% | 0.40% | to | 1.50% | -8.58% | to | -7.53% |
| 2017 | | 204 | $10.93 | to | $12.03 | $2,388 | 1.65% | 0.25% | to | 1.50% | 13.20% | to | 14.68% |
| 2016 | | 509 | $10.15 | to | $10.49 | $5,274 | 3.50% | 0.25% | to | 1.50% | 5.28% | to | 6.61% |
| 2015 | | 236 | $9.64 | to | $9.84 | $2,295 | 2.92% | 0.25% | to | 1.50% | -4.84% | to | -3.62% |
| 2014 | 05/12/2014 | 91 | $10.13 | to | $10.21 | $922 | (a) | 0.25% | to | 1.50% | (a) | | |
| **Voya High Yield Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2018 | | 3 | | | $13.28 | $41 | 5.00% | | | 0.35% | | | -3.84% |
| 2017 | | 3 | | | $13.81 | $39 | 6.55% | | | 0.35% | | | 5.42% |
| 2016 | | 3 | | | $13.10 | $39 | 7.07% | | | 0.35% | | | 13.81% |
| 2015 | | 3 | | | $11.51 | $34 | 5.13% | | | 0.35% | | | -2.70% |
| 2014 | | 4 | | | $11.83 | $44 | 6.67% | | | 0.35% | | | 0.51% |
| **Voya High Yield Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2018 | | 2,437 | $12.72 | to | $19.54 | $35,318 | 6.01% | 0.00% | to | 1.20% | -4.12% | to | -2.97% |
| 2017 | | 2,630 | $13.17 | to | $20.29 | $39,407 | 7.22% | 0.00% | to | 1.20% | 5.29% | to | 6.56% |
| 2016 | | 2,242 | $12.41 | to | $19.19 | $31,164 | 6.85% | 0.00% | to | 1.20% | 13.51% | to | 14.88% |
| 2015 | | 2,230 | $10.85 | to | $16.85 | $27,564 | 6.30% | 0.00% | to | 1.20% | -3.03% | to | -1.87% |
| 2014 | | 2,381 | $11.11 | to | $17.32 | $31,277 | 6.41% | 0.00% | to | 1.20% | 0.23% | to | 1.45% |
| **Voya High Yield Portfolio - Service Class** | | | | | | | | | | | | | |
| 2018 | | 993 | $17.62 | to | $22.29 | $19,881 | 5.77% | 0.10% | to | 1.50% | -4.63% | to | -3.31% |
| 2017 | | 1,042 | $18.37 | to | $23.09 | $21,758 | 6.92% | 0.00% | to | 1.50% | 4.63% | to | 6.18% |
| 2016 | | 1,084 | $17.45 | to | $22.28 | $21,510 | 6.58% | 0.00% | to | 1.50% | 12.86% | to | 14.60% |
| 2015 | | 1,120 | $15.36 | to | $19.45 | $19,604 | 6.16% | 0.00% | to | 1.50% | -3.48% | to | -2.03% |
| 2014 | | 1,361 | $15.82 | to | $19.86 | $24,624 | 6.21% | 0.00% | to | 1.50% | -0.35% | to | 1.21% |
| **Voya Large Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2018 | | 3 | | | $24.08 | $78 | — | | | 0.35% | | | -2.39% |
| 2017 | | 6 | | | $24.67 | $143 | 0.07% | | | 0.35% | | | 28.56% |
| 2016 | | 6 | | | $19.19 | $121 | — | | | 0.35% | | | 2.95% |
| 2015 | | 9 | | | $18.64 | $163 | — | | | 0.35% | | | 5.37% |
| 2014 | | 12 | | | $17.69 | $210 | — | | | 0.35% | | | 12.60% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Large Cap Growth Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2018 | | 20,013 | $22.96 | to | $32.64 | $483,586 | 0.67% | 0.00% | to | 1.50% | -2.97% | to | -1.48% |
| 2017 | | 21,642 | $23.65 | to | $33.45 | $535,736 | 0.64% | 0.00% | to | 1.50% | 27.82% | to | 29.71% |
| 2016 | | 22,383 | $18.51 | to | $26.03 | $430,272 | 0.55% | 0.00% | to | 1.50% | 2.43% | to | 4.00% |
| 2015 | | 23,787 | $18.07 | to | $25.28 | $443,531 | 0.57% | 0.00% | to | 1.50% | 4.78% | to | 6.38% |
| 2014 | | 24,580 | $17.24 | to | $23.99 | $434,528 | 0.38% | 0.00% | to | 1.50% | 11.88% | to | 13.62% |
| **Voya Large Cap Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2018 | | 460 | $15.60 | to | $38.16 | $12,694 | 0.41% | 0.00% | to | 1.50% | -3.24% | to | -1.75% |
| 2017 | | 422 | $15.94 | to | $38.84 | $11,802 | 0.40% | 0.00% | to | 1.50% | 27.53% | to | 29.42% |
| 2016 | | 321 | $12.36 | to | $30.01 | $6,892 | 0.28% | 0.00% | to | 1.50% | 2.16% | to | 3.70% |
| 2015 | | 290 | $11.96 | to | $28.94 | $5,927 | 0.35% | 0.00% | to | 1.50% | 4.52% | to | 6.12% |
| 2014 | | 286 | $11.31 | to | $27.27 | $5,413 | 0.24% | 0.00% | to | 1.35% | 11.79% | to | 13.35% |
| **Voya Large Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2018 | | 1 | | | $12.64 | $15 | — | | | 0.35% | | | -8.67% |
| 2017 | | 1 | | | $13.84 | $21 | 1.85% | | | 0.35% | | | 12.43% |
| 2016 | | 2 | | | $12.31 | $21 | 1.80% | | | 0.35% | | | 12.83% |
| 2015 | | 2 | | | $10.91 | $21 | — | | | 0.35% | | | -5.38% |
| 2014 | | 2 | | | $11.53 | $24 | — | | | 0.35% | | | 8.98% |
| **Voya Large Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2018 | | 17,753 | $13.34 | to | $17.66 | $267,860 | 2.01% | 0.00% | to | 1.95% | -9.62% | to | -7.78% |
| 2017 | | 20,269 | $14.76 | to | $19.15 | $335,852 | 2.43% | 0.00% | to | 1.95% | 11.31% | to | 13.52% |
| 2016 | | 22,298 | $13.26 | to | $16.87 | $328,460 | 2.34% | 0.00% | to | 1.95% | 11.70% | to | 13.93% |
| 2015 | | 24,918 | $11.87 | to | $14.81 | $325,457 | 1.84% | 0.00% | to | 1.95% | -6.39% | to | -4.45% |
| 2014 | | 27,820 | $12.68 | to | $15.50 | $384,229 | 2.12% | 0.00% | to | 1.95% | 7.95% | to | 10.09% |
| **Voya Large Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2018 | | 85 | $12.93 | to | $16.36 | $1,241 | 1.70% | 0.10% | to | 1.40% | -9.33% | to | -8.06% |
| 2017 | | 107 | $14.26 | to | $17.09 | $1,692 | 2.17% | 0.10% | to | 1.40% | 11.67% | to | 13.08% |
| 2016 | | 118 | $12.77 | to | $15.16 | $1,668 | 2.15% | 0.10% | to | 1.45% | 12.02% | to | 13.49% |
| 2015 | | 132 | $11.44 | to | $13.48 | $1,658 | 1.74% | 0.10% | to | 1.55% | -6.12% | to | -4.77% |
| 2014 | | 126 | $12.15 | to | $14.19 | $1,681 | 1.97% | 0.10% | to | 1.55% | 7.99% | to | 9.40% |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Limited Maturity Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2018 | | 1 | | | $10.19 | $15 | — | | | 0.35% | | | 0.39% |
| 2017 | | 1 | | | $10.15 | $11 | 1.36% | | | 0.35% | | | 0.59% |
| 2016 | | 1 | | | $10.09 | $10 | 0.48% | | | 0.35% | | | 0.50% |
| 2015 | | 4 | | | $10.04 | $37 | — | | | 0.35% | | | -0.20% |
| 2014 | | 2 | | | $10.06 | $19 | — | | | 0.35% | | | — |
| **Voya U.S. Stock Index Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2018 | | 1,301 | $19.90 | to | $29.54 | $28,279 | 1.86% | 0.00% | to | 1.40% | -5.94% | to | -4.65% |
| 2017 | | 1,271 | $20.95 | to | $30.98 | $29,429 | 1.95% | 0.00% | to | 1.40% | 19.76% | to | 21.49% |
| 2016 | | 1,028 | $17.33 | to | $25.50 | $20,177 | 2.18% | 0.00% | to | 1.40% | 10.10% | to | 11.65% |
| 2015 | | 842 | $15.59 | to | $22.84 | $15,178 | 1.74% | 0.00% | to | 1.40% | -0.26% | to | 1.11% |
| 2014 | | 1,006 | $15.49 | to | $22.59 | $19,708 | 2.04% | 0.00% | to | 1.40% | 11.78% | to | 13.35% |
| **VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2018 | | 2 | | | $10.24 | $20 | — | | | 0.35% | | | -2.75% |
| 2017 | | 3 | | | $10.53 | $32 | 0.90% | | | 0.35% | | | 1.84% |
| 2016 | | 5 | | | $10.34 | $48 | — | | | 0.35% | | | 2.89% |
| 2015 | | 4 | | | $10.05 | $38 | — | | | 0.35% | | | -3.18% |
| 2014 | | 4 | | | $10.38 | $43 | 1.85% | | | 0.35% | | | 1.76% |
| **VY® Clarion Global Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2018 | | 4,693 | $12.81 | to | $14.96 | $64,343 | 5.37% | 0.00% | to | 1.50% | -9.92% | to | -8.56% |
| 2017 | | 5,377 | $14.21 | to | $16.36 | $81,417 | 3.72% | 0.00% | to | 1.50% | 9.13% | to | 10.77% |
| 2016 | | 6,136 | $13.03 | to | $14.77 | $84,613 | 1.41% | 0.00% | to | 1.50% | -0.61% | to | 0.89% |
| 2015 | | 6,417 | $13.11 | to | $14.64 | $88,362 | 3.31% | 0.00% | to | 1.50% | -2.89% | to | -1.41% |
| 2014 | | 6,586 | $13.50 | to | $14.85 | $92,705 | 1.37% | 0.00% | to | 1.50% | 12.41% | to | 14.06% |
| **VY® Clarion Real Estate Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2018 | | 2 | | | $14.89 | $35 | 2.60% | | | 0.35% | | | -8.31% |
| 2017 | | 3 | | | $16.24 | $42 | 2.55% | | | 0.35% | | | 4.44% |
| 2016 | | 6 | | | $15.55 | $90 | 1.52% | | | 0.35% | | | 3.53% |
| 2015 | | 3 | | | $15.02 | $39 | 2.17% | | | 0.35% | | | 2.25% |
| 2014 | | 4 | | | $14.69 | $53 | 2.20% | | | 0.35% | | | 28.97% |

291

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Clarion Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2018 | 81 | $15.34 | to | $17.45 | $1,419 | 2.96% | 0.95% | to | 1.95% | -9.23% | to | -8.30% |
| 2017 | 96 | $16.90 | to | $19.03 | $1,820 | 2.32% | 0.95% | to | 1.95% | 3.43% | to | 4.50% |
| 2016 | 117 | $16.34 | to | $18.21 | $2,120 | 1.85% | 0.95% | to | 1.95% | 2.45% | to | 3.47% |
| 2015 | 129 | $15.95 | to | $17.60 | $2,262 | 1.54% | 0.95% | to | 1.95% | 1.14% | to | 2.21% |
| 2014 | 140 | $15.77 | to | $17.22 | $2,409 | 1.61% | 0.95% | to | 1.95% | 27.80% | to | 29.09% |
| **VY® Clarion Real Estate Portfolio - Service Class** | | | | | | | | | | | | |
| 2018 | 2,224 | $14.85 | to | $19.07 | $37,743 | 2.60% | 0.00% | to | 1.50% | -9.00% | to | -7.65% |
| 2017 | 2,860 | $16.22 | to | $20.65 | $53,192 | 2.07% | 0.00% | to | 1.50% | 3.59% | to | 5.20% |
| 2016 | 3,437 | $15.57 | to | $19.63 | $61,308 | 1.58% | 0.00% | to | 1.50% | 2.70% | to | 4.25% |
| 2015 | 3,616 | $15.07 | to | $18.83 | $62,453 | 1.32% | 0.00% | to | 1.50% | 1.43% | to | 2.95% |
| 2014 | 3,889 | $14.77 | to | $18.29 | $65,786 | 1.31% | 0.00% | to | 1.50% | 27.97% | to | 29.81% |
| **VY® Invesco Growth and Income Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2018 | 1,580 | $17.29 | to | $17.80 | $27,328 | 1.75% | 0.00% | to | 0.45% | -13.72% | to | -13.30% |
| 2017 | 1,642 | $20.04 | to | $20.53 | $32,904 | 2.26% | 0.00% | to | 0.45% | 13.61% | to | 14.12% |
| 2016 | 1,500 | $17.64 | to | $17.99 | $26,466 | 2.34% | 0.00% | to | 0.45% | 19.67% | to | 20.25% |
| 2015 | 1,486 | $14.74 | to | $14.96 | $21,900 | 3.52% | 0.00% | to | 0.45% | -3.09% | to | -2.67% |
| 2014 | 1,485 | $15.21 | to | $15.37 | $22,583 | 1.17% | 0.00% | to | 0.45% | 9.90% | to | 10.34% |
| **VY® Invesco Growth and Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2018 | 1,248 | $15.90 | to | $23.71 | $26,073 | 1.47% | 0.00% | to | 1.50% | -14.86% | to | -13.59% |
| 2017 | 1,363 | $18.57 | to | $27.44 | $33,274 | 2.05% | 0.00% | to | 1.50% | 12.17% | to | 13.91% |
| 2016 | 1,315 | $16.45 | to | $24.09 | $28,398 | 2.12% | 0.00% | to | 1.50% | 18.18% | to | 19.91% |
| 2015 | 1,411 | $13.84 | to | $20.09 | $25,661 | 3.25% | 0.00% | to | 1.50% | -4.41% | to | -2.90% |
| 2014 | 1,427 | $14.39 | to | $20.69 | $27,024 | 1.15% | 0.00% | to | 1.50% | 8.48% | to | 10.11% |
| **VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2018 | 8 | | | $19.69 | $151 | 0.57% | | | 0.35% | | | -17.37% |
| 2017 | 8 | | | $23.83 | $202 | 0.32% | | | 0.35% | | | 41.93% |
| 2016 | 16 | | | $16.79 | $266 | 0.93% | | | 0.35% | | | 12.23% |
| 2015 | 15 | | | $14.96 | $223 | 0.74% | | | 0.35% | | | -16.33% |
| 2014 | 18 | | | $17.88 | $321 | 0.68% | | | 0.35% | | | 0.17% |

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2018 | 561 | $20.22 | to | $20.28 | $11,355 | 0.90% | 0.95% | to | 1.20% | -17.57% | to | -17.39% |
| 2017 | 655 | $24.53 | to | $24.55 | $16,078 | 0.51% | 0.95% | to | 1.20% | 41.63% | to | 41.74% |
| 2016 | 1,109 | $17.32 | to | $17.58 | $19,344 | 1.49% | 0.85% | to | 1.20% | 11.89% | to | 12.33% |
| 2015 | 1,101 | $15.48 | to | $15.65 | $17,138 | 1.54% | 0.85% | to | 1.20% | -16.55% | to | -16.31% |
| 2014 | 1,208 | $18.55 | to | $18.70 | $22,492 | 1.22% | 0.95% | to | 1.20% | -0.11% | to | 0.16% |
| **VY® JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2018 | 890 | $9.70 | to | $26.81 | $20,389 | 0.62% | 0.00% | to | 1.50% | -18.02% | to | -16.74% |
| 2017 | 1,026 | $11.76 | to | $32.20 | $28,556 | 0.46% | 0.00% | to | 1.55% | 40.83% | to | 43.05% |
| 2016 | 898 | $8.30 | to | $22.52 | $17,732 | 1.22% | 0.00% | to | 1.55% | 11.21% | to | 12.94% |
| 2015 | 883 | $7.41 | to | $19.94 | $15,507 | 1.24% | 0.00% | to | 1.55% | -17.04% | to | -15.78% |
| 2014 | 953 | $8.88 | to | $23.68 | $20,091 | 0.94% | 0.00% | to | 1.55% | -0.58% | to | 0.97% |
| **VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2018 | 1 | | | $18.72 | $24 | — | | | 0.35% | | | -11.15% |
| 2017 | 2 | | | $21.06 | $46 | 0.19% | | | 0.35% | | | 14.82% |
| 2016 | 2 | | | $18.35 | $28 | 0.16% | | | 0.35% | | | 20.72% |
| 2015 | 3 | | | $15.20 | $41 | — | | | 0.35% | | | -4.34% |
| 2014 | 1 | | | $15.89 | $24 | — | | | 0.35% | | | 7.51% |
| **VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2018 | 2,187 | $19.07 | to | $19.63 | $41,715 | 0.66% | 0.00% | to | 0.45% | -10.76% | to | -10.32% |
| 2017 | 2,118 | $21.37 | to | $21.89 | $45,257 | 0.69% | 0.00% | to | 0.45% | 15.33% | to | 15.88% |
| 2016 | 2,073 | $18.53 | to | $18.89 | $38,416 | 0.76% | 0.00% | to | 0.45% | 21.43% | to | 21.87% |
| 2015 | 1,960 | $15.26 | to | $15.50 | $29,923 | 0.48% | 0.00% | to | 0.45% | -3.90% | to | -3.43% |
| 2014 | 1,682 | $15.88 | to | $16.05 | $26,704 | 0.56% | 0.00% | to | 0.45% | 8.10% | to | 8.59% |
| **VY® JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2018 | 1,109 | $20.68 | to | $31.52 | $30,497 | 0.40% | 0.00% | to | 1.65% | -11.98% | to | -10.52% |
| 2017 | 1,095 | $23.32 | to | $35.23 | $33,973 | 0.46% | 0.00% | to | 1.65% | 13.66% | to | 15.58% |
| 2016 | 1,022 | $20.36 | to | $30.48 | $27,747 | 0.47% | 0.00% | to | 1.65% | 19.60% | to | 21.61% |
| 2015 | 1,002 | $16.90 | to | $25.07 | $22,617 | 0.21% | 0.00% | to | 1.65% | -5.27% | to | -3.69% |
| 2014 | 931 | $17.70 | to | $26.03 | $22,043 | 0.36% | 0.00% | to | 1.65% | 6.60% | to | 8.37% |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | | | | | | | | | | | | |
| 2018 | 16 | $18.95 | | | $298 | 1.54% | 0.35% | | | -0.26% | | |
| 2017 | 25 | $19.00 | | | $479 | 0.97% | 0.35% | | | 14.32% | | |
| 2016 | 27 | $16.62 | | | $450 | 1.15% | 0.35% | | | 7.30% | | |
| 2015 | 28 | $15.49 | | | $429 | 0.96% | 0.35% | | | 4.45% | | |
| 2014 | 27 | $14.83 | | | $403 | 1.07% | 0.35% | | | 11.42% | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | | | | | | | | | | | | |
| 2018 | 17,670 | $18.48 | to | $19.02 | $326,569 | 2.53% | 0.00% | to | 0.45% | 0.27% | to | 0.74% |
| 2017 | 17,165 | $18.43 | to | $18.88 | $316,392 | 1.54% | 0.00% | to | 0.45% | 14.83% | to | 15.40% |
| 2016 | 16,607 | $16.05 | to | $16.36 | $266,487 | 1.69% | 0.00% | to | 0.45% | 7.86% | to | 8.27% |
| 2015 | 14,896 | $14.88 | to | $15.11 | $221,682 | 1.62% | 0.00% | to | 0.45% | 5.01% | to | 5.52% |
| 2014 | 13,509 | $14.17 | to | $14.32 | $191,423 | 1.63% | 0.00% | to | 0.45% | 11.93% | to | 12.40% |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | | | | | | | | | | | | |
| 2018 | 31,213 | $10.85 | to | $30.86 | $806,219 | 2.19% | 0.00% | to | 1.50% | -1.02% | to | 0.52% |
| 2017 | 31,475 | $10.88 | to | $30.70 | $827,633 | 1.25% | 0.00% | to | 1.50% | 13.40% | to | 15.11% |
| 2016 | 30,080 | $10.54 | to | $26.67 | $710,826 | 1.39% | 0.00% | to | 1.55% | 6.41% | to | 8.08% |
| 2015 | 28,031 | $17.30 | to | $24.69 | $625,604 | 1.33% | 0.00% | to | 1.65% | 3.62% | to | 5.24% |
| 2014 | 26,384 | $16.59 | to | $23.46 | $564,335 | 1.35% | 0.00% | to | 1.55% | 10.39% | to | 12.16% |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | | | | | | | | | | | | |
| 2018 | 40 | $19.98 | | | $803 | 1.76% | 0.35% | | | -10.00% | | |
| 2017 | 51 | $22.20 | | | $1,125 | 1.68% | 0.35% | | | 15.50% | | |
| 2016 | 67 | $19.22 | | | $1,281 | 1.87% | 0.35% | | | 17.91% | | |
| 2015 | 77 | $16.30 | | | $1,257 | 1.72% | 0.35% | | | -7.60% | | |
| 2014 | 87 | $17.64 | | | $1,535 | 1.62% | 0.35% | | | 6.78% | | |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | | | | | | | | | | | | |
| 2018 | 3,572 | $15.48 | to | $33.35 | $90,169 | 2.17% | 0.00% | to | 1.65% | -10.81% | to | -9.31% |
| 2017 | 3,794 | $17.23 | to | $36.78 | $106,982 | 2.03% | 0.00% | to | 1.65% | 14.34% | to | 16.25% |
| 2016 | 4,150 | $14.96 | to | $31.64 | $101,935 | 2.20% | 0.00% | to | 1.65% | 16.82% | to | 18.77% |
| 2015 | 4,373 | $12.71 | to | $26.64 | $93,280 | 1.97% | 0.00% | to | 1.65% | -8.45% | to | -6.88% |
| 2014 | 5,230 | $13.77 | to | $28.61 | $121,652 | 1.87% | 0.00% | to | 1.65% | 5.70% | to | 7.46% |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

## Notes to Financial Statements

| Fund / Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | Total Return[D] (lowest to highest) |
|---|---|---|---|---|---|---|
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | | | | | | |
| 2018 | 8 | $10.81 | $91 | 1.06% | 0.35% | -14.81% |
| 2017 | 8 | $12.69 | $98 | 0.84% | 0.35% | 27.03% |
| 2016 | 9 | $9.99 | $89 | 1.10% | 0.35% | 1.22% |
| 2015 | 9 | $9.87 | $91 | 0.96% | 0.35% | -1.69% |
| 2014 | 12 | $10.04 | $117 | 0.84% | 0.35% | -1.76% |
| VY® T. Rowe Price International Stock Portfolio - Service Class | | | | | | |
| 2018 | 412 | $9.23 to $19.33 | $6,957 | 1.82% | 0.00% to 1.50% | -15.38% to -14.13% |
| 2017 | 452 | $10.85 to $22.51 | $8,970 | 1.16% | 0.00% to 1.50% | 25.91% to 27.90% |
| 2016 | 445 | $8.56 to $17.60 | $6,961 | 1.43% | 0.00% to 1.50% | 0.41% to 1.88% |
| 2015 | 476 | $8.48 to $17.28 | $7,397 | 0.97% | 0.00% to 1.50% | -2.39% to -0.92% |
| 2014 | 484 | $8.63 to $17.44 | $7,682 | 1.18% | 0.00% to 1.50% | -2.58% to -1.08% |
| VY® Templeton Global Growth Portfolio - Institutional Class | | | | | | |
| 2018 | 26 | $9.26 to $21.19 | $520 | 3.10% | 0.60% to 1.40% | -15.36% to -14.63% |
| 2017 | 30 | $10.94 to $24.82 | $704 | 1.98% | 0.60% to 1.40% | 16.85% to 17.74% |
| 2016 | 36 | $9.40 to $21.31 | $713 | 3.95% | 0.50% to 1.40% | 9.81% to 10.64% |
| 2015 | 41 | $8.56 to $19.17 | $732 | 2.99% | 0.55% to 1.45% | -8.63% to -7.79% |
| 2014 | 41 | $9.36 to $20.79 | $806 | 1.36% | 0.55% to 1.45% | -3.95% to -3.12% |
| VY® Templeton Global Growth Portfolio - Service Class | | | | | | |
| 2018 | 311 | $11.82 to $14.42 | $4,050 | 2.87% | 0.25% to 1.50% | -15.65% to -14.57% |
| 2017 | 369 | $14.56 to $16.88 | $5,690 | 1.67% | 0.25% to 1.50% | 16.47% to 17.96% |
| 2016 | 370 | $12.51 to $14.31 | $4,876 | 3.45% | 0.00% to 1.50% | 9.26% to 10.90% |
| 2015 | 430 | $11.38 to $12.94 | $5,153 | 2.74% | 0.00% to 1.50% | -8.95% to -7.55% |
| 2014 | 503 | $11.66 to $14.03 | $6,583 | 1.31% | 0.00% to 1.50% | -4.27% to -2.76% |
| Voya Government Money Market Portfolio - Class I | | | | | | |
| 2018 | 16,792 | $9.28 to $56.76 | $237,575 | 1.47% | 0.00% to 1.80% | -0.11% to 1.57% |
| 2017 | 15,640 | $9.43 to $56.05 | $219,152 | 0.58% | 0.00% to 1.70% | -0.92% to 0.62% |
| 2016 | 16,116 | $9.41 to $55.98 | $228,794 | 0.08% | 0.00% to 1.80% | -1.67% to 0.21% |
| 2015 | 15,697 | $9.57 to $56.19 | $226,716 | — | 0.00% to 1.80% | -1.75% to 0.09% |
| 2014 | 16,143 | $9.74 to $56.50 | $236,364 | — | 0.00% to 1.80% | -1.51% to 0.10% |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Voya Global Real Estate Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 2 | $20.84 | to | $21.35 | $51 | 3.81% | 0.35% | to | 0.60% | -9.47% | to | -9.30% |
| 2017 | | 2 | $22.55 | to | $23.54 | $54 | 2.79% | 0.35% | to | 0.85% | 9.20% | to | 9.74% |
| 2016 | | 8 | $19.87 | to | $21.45 | $162 | 3.70% | 0.35% | to | 1.35% | -1.24% | to | -0.23% |
| 2015 | | 8 | $20.12 | to | $21.50 | $165 | 1.90% | 0.35% | to | 1.35% | -3.22% | to | -2.27% |
| 2014 | | 7 | $20.79 | to | $22.00 | $151 | 2.10% | 0.35% | to | 1.35% | 12.18% | to | 13.01% |
| Voya Multi-Manager International Small Cap Fund - Class A | | | | | | | | | | | | | |
| 2018 | | 12 | $20.67 | to | $23.99 | $260 | 1.23% | 0.00% | to | 1.00% | -22.82% | to | -22.06% |
| 2017 | | 14 | $26.59 | to | $30.78 | $388 | 0.99% | 0.00% | to | 1.05% | 33.53% | to | 34.94% |
| 2016 | | 14 | $19.92 | to | $22.81 | $294 | 0.54% | 0.00% | to | 1.05% | -1.78% | to | -0.74% |
| 2015 | | 15 | $19.80 | to | $22.98 | $318 | 0.62% | 0.00% | to | 1.25% | 6.62% | to | 7.99% |
| 2014 | | 16 | $18.57 | to | $21.28 | $328 | 0.48% | 0.00% | to | 1.25% | -7.06% | to | -6.13% |
| Voya Multi-Manager International Small Cap Fund - Class I | | | | | | | | | | | | | |
| 2018 | | 133 | $10.41 | to | $10.74 | $1,402 | 1.70% | 0.25% | to | 1.50% | -22.95% | to | -22.02% |
| 2017 | | 113 | $13.50 | to | $13.78 | $1,543 | 2.44% | 0.25% | to | 1.50% | 33.86% | to | 35.10% |
| 2016 | 06/06/2016 | 3 | $10.13 | to | $10.20 | $28 | (c) | 0.30% | to | 1.25% | | (c) | |
| 2015 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| Voya Global Bond Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2018 | | 18 | | $15.02 | | $275 | 3.32% | | 0.35% | | | -2.78% | |
| 2017 | | 17 | | $15.45 | | $267 | 2.28% | | 0.35% | | | 8.73% | |
| 2016 | | 20 | | $14.21 | | $285 | 1.55% | | 0.35% | | | 5.42% | |
| 2015 | | 20 | | $13.48 | | $269 | — | | 0.35% | | | -5.14% | |
| 2014 | | 19 | | $14.21 | | $272 | 0.34% | | 0.35% | | | 0.42% | |
| Voya Global Bond Portfolio - Initial Class | | | | | | | | | | | | | |
| 2018 | | 4,774 | $12.91 | to | $16.96 | $70,474 | 3.78% | 0.00% | to | 1.95% | -3.94% | to | -1.97% |
| 2017 | | 5,031 | $13.32 | to | $17.30 | $76,778 | 2.56% | 0.00% | to | 1.95% | 7.61% | to | 9.69% |
| 2016 | | 5,458 | $12.26 | to | $15.78 | $76,457 | 1.77% | 0.00% | to | 1.95% | 4.17% | to | 6.33% |
| 2015 | | 5,898 | $11.64 | to | $14.84 | $78,391 | — | 0.00% | to | 1.95% | -6.18% | to | -4.31% |
| 2014 | | 6,870 | $12.27 | to | $15.51 | $96,508 | 0.83% | 0.00% | to | 1.95% | -1.54% | to | 1.34% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Global Bond Portfolio - Service Class** | | | | | | | | | | | | | |
| 2018 | | 27 | $12.38 | to | $13.59 | $356 | 3.06% | 0.40% | to | 1.50% | -3.63% | to | -2.58% |
| 2017 | | 41 | $12.68 | to | $14.56 | $559 | 2.19% | 0.00% | to | 1.50% | 7.67% | to | 9.31% |
| 2016 | | 55 | $11.58 | to | $13.32 | $704 | 1.52% | 0.00% | to | 1.50% | 4.50% | to | 6.05% |
| 2015 | | 70 | $11.08 | to | $12.56 | $840 | — | 0.00% | to | 1.50% | -6.00% | to | -4.56% |
| 2014 | | 74 | $11.82 | to | $13.16 | $932 | 0.53% | 0.00% | to | 1.50% | -1.29% | to | 0.23% |
| **Voya Index Solution 2025 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2018 | | 545 | $16.18 | to | $22.25 | $11,069 | 1.75% | 0.00% | to | 1.40% | -6.27% | to | -4.99% |
| 2017 | | 510 | $17.24 | to | $23.24 | $10,973 | 1.86% | 0.05% | to | 1.40% | 13.23% | to | 14.53% |
| 2016 | | 426 | $15.20 | to | $20.25 | $8,027 | 2.55% | 0.10% | to | 1.40% | 5.68% | to | 7.03% |
| 2015 | | 335 | $14.37 | to | $18.92 | $5,964 | 2.39 | 0.10% | to | 1.40% | -2.65% | to | -1.36% |
| 2014 | | 143 | $14.73 | to | $19.18 | $2,587 | 1.78% | 0.10% | to | 1.40% | 4.51% | to | 5.63% |
| **Voya Index Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2018 | | 216 | $17.60 | to | $20.51 | $4,318 | 1.55% | 0.00% | to | 1.10% | -6.23% | to | -5.17% |
| 2017 | | 203 | $16.86 | to | $21.77 | $4,318 | 1.55% | 0.00% | to | 1.25% | 13.15% | to | 14.64% |
| 2016 | | 130 | $14.90 | to | $19.12 | $2,415 | 2.22% | 0.00% | to | 1.25% | 5.52% | to | 6.86% |
| 2015 | | 125 | $15.15 | to | $18.01 | $2,199 | 2.08% | 0.00% | to | 1.10% | -2.55% | to | -1.50% |
| 2014 | | 134 | $15.38 | to | $18.41 | $2,410 | 1.42% | 0.00% | to | 1.20% | 4.42% | to | 5.63% |
| **Voya Index Solution 2025 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2018 | | 150 | $15.72 | to | $17.73 | $2,527 | 1.08% | 0.20% | to | 1.55% | -6.76% | to | -5.49% |
| 2017 | | 239 | $16.86 | to | $19.06 | $4,336 | 1.34% | 0.00% | to | 1.55% | 12.63% | to | 14.41% |
| 2016 | | 271 | $14.97 | to | $16.66 | $4,345 | 2.06% | 0.00% | to | 1.55% | 5.05% | to | 6.73% |
| 2015 | | 246 | $14.25 | to | $15.61 | $3,706 | 1.37% | 0.00% | to | 1.55% | -3.13% | to | -1.64% |
| 2014 | | 282 | $14.71 | to | $15.87 | $4,350 | 1.72% | 0.00% | to | 1.55% | 3.88% | to | 5.52% |
| **Voya Index Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2018 | | 668 | $18.99 | to | $24.42 | $14,903 | 1.58% | 0.00% | to | 1.40% | -8.18% | to | -6.92% |
| 2017 | | 529 | $20.45 | to | $26.03 | $12,725 | 1.76% | 0.05% | to | 1.40% | 17.01% | to | 18.28% |
| 2016 | | 458 | $16.24 | to | $21.95 | $9,330 | 2.31% | 0.10% | to | 1.40% | 6.61% | to | 8.02% |
| 2015 | | 374 | $15.21 | to | $20.44 | $7,118 | 2.31% | 0.00% | to | 1.40% | -2.83% | to | -1.45% |
| 2014 | | 120 | $16.32 | to | $20.74 | $2,313 | 1.55% | 0.00% | to | 1.40% | 4.68% | to | 6.14% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | |
| 2018 | 281 | $17.09 | to | $22.51 | $6,123 | 1.36% | 0.00% | to | 1.25% | -8.27% | to | -7.12% |
| 2017 | 246 | $18.63 | to | $24.40 | $5,806 | 1.56% | 0.00% | to | 1.25% | 16.95% | to | 18.36% |
| 2016 | 188 | $15.93 | to | $20.74 | $3,721 | 2.21% | 0.00% | to | 1.25% | 6.62% | to | 7.78% |
| 2015 | 181 | $16.07 | to | $19.37 | $3,385 | 1.87% | 0.00% | to | 1.10% | -2.73% | to | -1.59% |
| 2014 | 88 | $16.33 | to | $19.82 | $1,641 | 1.12% | 0.00% | to | 1.20% | 4.66% | to | 5.90% |
| **Voya Index Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2018 | 83 | $17.06 | to | $19.59 | $1,514 | 0.93% | 0.00% | to | 1.55% | -8.57% | to | -7.11% |
| 2017 | 118 | $18.66 | to | $21.09 | $2,373 | 1.20% | 0.00% | to | 1.55% | 16.33% | to | 18.15% |
| 2016 | 154 | $16.04 | to | $17.85 | $2,640 | 1.92% | 0.00% | to | 1.55% | 5.94% | to | 7.59% |
| 2015 | 146 | $15.14 | to | $16.59 | $2,330 | 1.24% | 0.00% | to | 1.55% | -3.26% | to | -1.78% |
| 2014 | 183 | $15.65 | to | $16.89 | $3,006 | 1.54% | 0.00% | to | 1.55% | 4.13% | to | 5.83% |
| **Voya Index Solution 2045 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2018 | 595 | $18.78 | to | $25.63 | $13,991 | 1.38% | 0.00% | to | 1.40% | -9.44% | to | -8.14% |
| 2017 | 544 | $19.92 | to | $27.90 | $14,017 | 1.57% | 0.00% | to | 1.40% | 18.79% | to | 20.47% |
| 2016 | 448 | $16.75 | to | $23.16 | $9,650 | 2.08% | 0.00% | to | 1.40% | 6.83% | to | 8.27% |
| 2015 | 328 | $16.05 | to | $21.39 | $6,581 | 1.92% | 0.00% | to | 1.40% | -2.99% | to | -1.61% |
| 2014 | 86 | $16.83 | to | $21.74 | $1,768 | 0.93% | 0.00% | to | 1.40% | 4.83% | to | 6.36% |
| **Voya Index Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | |
| 2018 | 159 | $17.69 | to | $23.62 | $3,653 | 1.23% | 0.00% | to | 1.25% | -9.61% | to | -8.45% |
| 2017 | 124 | $19.57 | to | $25.96 | $3,154 | 1.43% | 0.00% | to | 1.25% | 18.75% | to | 20.21% |
| 2016 | 83 | $16.48 | to | $21.74 | $1,755 | 1.90% | 0.00% | to | 1.25% | 6.67% | to | 8.02% |
| 2015 | 63 | $15.45 | to | $20.25 | $1,240 | 1.38% | 0.00% | to | 1.25% | -3.07% | to | -1.84% |
| 2014 | 40 | $15.94 | to | $20.77 | $785 | 1.57% | 0.00% | to | 1.25% | 4.76% | to | 6.03% |
| **Voya Index Solution 2045 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2018 | 97 | $17.64 | to | $20.25 | $1,856 | 0.78% | 0.00% | to | 1.55% | -9.91% | to | -8.50% |
| 2017 | 131 | $19.58 | to | $22.13 | $2,783 | 1.05% | 0.00% | to | 1.55% | 18.09% | to | 19.95% |
| 2016 | 150 | $16.58 | to | $18.45 | $2,669 | 1.74% | 0.00% | to | 1.55% | 6.21% | to | 7.89% |
| 2015 | 122 | $15.61 | to | $17.10 | $2,021 | 0.94% | 0.00% | to | 1.55% | -3.46% | to | -2.01% |
| 2014 | 132 | $16.17 | to | $17.45 | $2,238 | 1.18% | 0.00% | to | 1.55% | 4.32% | to | 5.95% |

298

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Voya Index Solution 2055 Portfolio - Initial Class | | | | | | | | | | | | |
| 2018 | 277 | $17.92 | to | $20.23 | $5,203 | 1.19% | 0.00% | to | 1.40% | -9.73% | to | -8.53% |
| 2017 | 197 | $19.85 | to | $21.93 | $4,069 | 1.35% | 0.05% | to | 1.40% | 19.29% | to | 20.85% |
| 2016 | 134 | $16.64 | to | $18.14 | $2,292 | 1.72% | 0.10% | to | 1.40% | 6.60% | to | 7.98% |
| 2015 | 91 | $15.61 | to | $16.80 | $1,459 | 1.27% | 0.10% | to | 1.40% | -2.98% | to | -1.75% |
| 2014 | 26 | $16.09 | to | $17.10 | $424 | 1.04% | 0.10% | to | 1.40% | 5.09% | to | 6.49% |
| Voya Index Solution 2055 Portfolio - Service Class | | | | | | | | | | | | |
| 2018 | 122 | $17.39 | to | $19.80 | $2,235 | 1.03% | 0.00% | to | 1.50% | -10.04% | to | -8.63% |
| 2017 | 101 | $19.32 | to | $21.67 | $2,038 | 1.14% | 0.00% | to | 1.50% | 18.88% | to | 20.59% |
| 2016 | 60 | $16.26 | to | $17.97 | $1,009 | 1.52% | 0.00% | to | 1.50% | 6.27% | to | 7.93% |
| 2015 | 46 | $15.30 | to | $16.65 | $734 | 1.19% | 0.00% | to | 1.50% | -3.41% | to | -1.94% |
| 2014 | 27 | $15.84 | to | $16.98 | $446 | 1.73% | 0.00% | to | 1.50% | 4.76% | to | 6.32% |
| Voya Index Solution 2055 Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2018 | 62 | $17.10 | to | $19.56 | $1,152 | 0.74% | 0.00% | to | 1.55% | -10.19% | to | -8.77% |
| 2017 | 62 | $19.04 | to | $21.44 | $1,296 | 1.13% | 0.00% | to | 1.55% | 18.63% | to | 20.52% |
| 2016 | 48 | $16.05 | to | $17.79 | $831 | 1.52% | 0.00% | to | 1.55% | 6.08% | to | 7.69% |
| 2015 | 33 | $15.13 | to | $16.52 | $532 | 0.67% | 0.00% | to | 1.55% | -3.41% | to | -2.02% |
| 2014 | 22 | $15.84 | to | $16.86 | $368 | 1.03% | 0.00% | to | 1.35% | 4.75% | to | 6.10% |
| Voya Index Solution Income Portfolio - Initial Class | | | | | | | | | | | | |
| 2018 | 230 | $13.51 | to | $17.74 | $3,732 | 1.98% | 0.00% | to | 1.40% | -4.37% | to | -3.08% |
| 2017 | 270 | $14.11 | to | $18.16 | $4,533 | 2.11% | 0.05% | to | 1.40% | 7.86% | to | 9.06% |
| 2016 | 237 | $13.06 | to | $16.62 | $3,658 | 1.88% | 0.10% | to | 1.40% | 3.74% | to | 5.12% |
| 2015 | 213 | $12.57 | to | $15.81 | $3,153 | 1.16% | 0.10% | to | 1.40% | -2.26% | to | -1.00% |
| 2014 | 31 | $13.41 | to | $15.97 | $468 | 4.18% | 0.10% | to | 1.25% | 4.91% | to | 5.92% |
| Voya Index Solution Income Portfolio - Service Class | | | | | | | | | | | | |
| 2018 | 60 | $14.71 | to | $16.35 | $948 | 2.37% | 0.00% | to | 1.10% | -4.26% | to | -3.22% |
| 2017 | 60 | $15.20 | to | $17.01 | $990 | 1.82% | 0.00% | to | 1.10% | 7.81% | to | 9.04% |
| 2016 | 59 | $13.94 | to | $15.70 | $895 | 2.09% | 0.00% | to | 1.10% | 3.81% | to | 4.97% |
| 2015 | 90 | $13.28 | to | $15.06 | $1,296 | 0.33% | 0.00% | to | 1.10% | -2.20% | to | -1.12% |
| 2014 | 72 | $13.43 | to | $15.33 | $1,094 | 2.28% | 0.00% | to | 1.05% | 5.04% | to | 5.91% |

299

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2018 | | 71 | $12.99 | to | $14.91 | $980 | 1.53% | 0.00% | to | 1.55% | -4.90% | to | -3.43% |
| 2017 | | 86 | $13.66 | to | $15.44 | $1,245 | 1.70% | 0.00% | to | 1.55% | 7.22% | to | 8.89% |
| 2016 | | 85 | $12.74 | to | $14.18 | $1,145 | 1.83% | 0.00% | to | 1.55% | 3.24% | to | 4.80% |
| 2015 | | 100 | $12.34 | to | $13.53 | $1,292 | 0.51% | 0.00% | to | 1.55% | -2.83% | to | -1.24% |
| 2014 | | 22 | $12.70 | to | $13.70 | $288 | 2.19% | 0.00% | to | 1.55% | 4.18% | to | 5.79% |
| **Voya Solution 2025 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2018 | | 28 | | $16.43 | | $457 | 1.88% | | 0.35% | | | -6.33% | |
| 2017 | | 29 | $17.54 | to | $17.89 | $501 | 1.70% | 0.35% | to | 0.70% | 14.24% | to | 14.64% |
| 2016 | | 29 | $15.30 | to | $15.66 | $437 | 1.83% | 0.35% | to | 0.70% | 4.82% | to | 5.15% |
| 2015 | | 30 | $14.55 | to | $14.94 | $440 | 3.00% | 0.35% | to | 0.70% | -0.99% | to | -0.61% |
| 2014 | | 34 | $14.64 | to | $15.09 | $492 | 1.80% | 0.35% | to | 0.70% | | 4.87% | |
| **Voya Solution 2025 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2018 | | 760 | $10.32 | to | $14.86 | $8,566 | 2.34% | 0.00% | to | 1.20% | -6.62% | to | -5.47% |
| 2017 | | 725 | $11.00 | to | $15.72 | $8,717 | 2.90% | 0.00% | to | 1.20% | 14.18% | to | 15.59% |
| 2016 | | 211 | $10.71 | to | $13.60 | $2,609 | 2.29% | 0.00% | to | 1.20% | 4.79% | to | 6.17% |
| 2015 | | 206 | $10.22 | to | $12.81 | $2,461 | 4.21% | 0.00% | to | 1.20% | -0.97% | to | 0.16% |
| 2014 | | 120 | $10.32 | to | $12.79 | $1,478 | 4.94% | 0.00% | to | 1.20% | 5.33% | to | 5.79% |
| **Voya Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2018 | | 7,484 | $13.10 | to | $19.04 | $124,074 | 2.03% | 0.00% | to | 1.50% | -7.13% | to | -5.71% |
| 2017 | | 8,100 | $14.02 | to | $20.20 | $145,817 | 1.88% | 0.00% | to | 1.50% | 13.61% | to | 15.31% |
| 2016 | | 8,622 | $12.27 | to | $17.52 | $135,518 | 2.08% | 0.00% | to | 1.50% | 4.26% | to | 5.93% |
| 2015 | | 8,790 | $11.69 | to | $16.55 | $131,712 | 3.25% | 0.00% | to | 1.50% | -1.54% | to | -0.06% |
| 2014 | | 9,368 | $11.80 | to | $16.56 | $142,609 | 2.03% | 0.00% | to | 1.50% | 3.99% | to | 5.61% |
| **Voya Solution 2025 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2018 | | 455 | $15.88 | to | $18.23 | $7,854 | 1.68% | 0.00% | to | 1.55% | -7.35% | to | -6.08% |
| 2017 | | 471 | $17.14 | to | $19.07 | $8,664 | 1.83% | 0.20% | to | 1.55% | 13.28% | to | 14.88% |
| 2016 | | 689 | $15.13 | to | $16.78 | $11,067 | 2.07% | 0.05% | to | 1.55% | 4.13% | to | 5.73% |
| 2015 | | 850 | $14.53 | to | $15.92 | $13,036 | 2.94% | 0.00% | to | 1.55% | -1.76% | to | -0.25% |
| 2014 | | 982 | $14.79 | to | $15.96 | $15,200 | 1.82% | 0.00% | to | 1.55% | 3.79% | to | 5.42% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2035 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2018 | 23 | $17.16 | | | $401 | 1.63% | 0.35% | | | -8.87% | | |
| 2017 | 24 | $18.83 | | | $460 | 1.33% | 0.35% | | | 18.80% | | |
| 2016 | 24 | $15.85 | | | $386 | 2.44% | 0.35% | | | 5.67% | | |
| 2015 | 12 | $15.00 | | | $175 | 2.79% | 0.35% | | | -1.12% | | |
| 2014 | 12 | $15.17 | | | $183 | 1.51% | 0.35% | | | 4.98% | | |
| **Voya Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2018 | 635 | $10.28 | to | $15.60 | $7,686 | 2.14% | 0.00% | to | 1.20% | -9.25% | to | -8.07% |
| 2017 | 517 | $11.27 | to | $16.97 | $6,878 | 2.29% | 0.00% | to | 1.20% | 18.48% | to | 19.84% |
| 2016 | 246 | $10.77 | to | $14.16 | $3,095 | 2.09% | 0.00% | to | 1.20% | 5.18% | to | 6.47% |
| 2015 | 303 | $10.24 | to | $13.30 | $3,633 | 3.54% | 0.00% | to | 1.20% | -1.44% | to | -0.30% |
| 2014 | 217 | $10.39 | to | $13.34 | $2,695 | 2.23% | 0.00% | to | 1.20% | 5.43% | to | 5.96% |
| **Voya Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | |
| 2018 | 7,670 | $13.30 | to | $20.07 | $134,108 | 1.80% | 0.00% | to | 1.50% | -9.72% | to | -8.31% |
| 2017 | 8,035 | $14.65 | to | $21.90 | $156,617 | 1.53% | 0.00% | to | 1.50% | 17.67% | to | 19.47% |
| 2016 | 8,278 | $12.37 | to | $18.34 | $136,495 | 2.09% | 0.00% | to | 1.50% | 4.62% | to | 6.26% |
| 2015 | 8,227 | $11.75 | to | $17.26 | $128,935 | 3.31% | 0.00% | to | 1.50% | -1.93% | to | -0.46% |
| 2014 | 8,558 | $11.92 | to | $17.35 | $136,761 | 2.01% | 0.00% | to | 1.50% | 4.09% | to | 5.73% |
| **Voya Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2018 | 614 | $16.99 | to | $19.34 | $11,164 | 1.73% | 0.00% | to | 1.45% | -9.77% | to | -8.38% |
| 2017 | 618 | $18.83 | to | $21.11 | $12,339 | 1.49% | 0.00% | to | 1.45% | 17.61% | to | 19.27% |
| 2016 | 785 | $15.90 | to | $17.70 | $13,278 | 2.00% | 0.00% | to | 1.55% | 4.47% | to | 6.12% |
| 2015 | 782 | $15.22 | to | $16.68 | $12,529 | 2.92% | 0.00% | to | 1.55% | -2.19% | to | -0.66% |
| 2014 | 840 | $15.56 | to | $16.79 | $13,637 | 1.95% | 0.00% | to | 1.55% | 3.87% | to | 5.53% |
| **Voya Solution 2045 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2018 | 1 | $16.68 | to | $17.19 | $15 | — | 0.35% | to | 1.25% | -11.61% | to | -10.84% |
| 2017 | 1 | $18.87 | to | $19.28 | $29 | 0.97% | 0.35% | to | 1.25% | 19.43% | to | 20.50% |
| 2016 | 2 | $15.80 | to | $16.00 | $33 | 1.35% | 0.35% | to | 1.25% | 4.77% | to | 5.75% |
| 2015 | 2 | $15.08 | to | $15.13 | $31 | 2.76% | 0.35% | to | 1.25% | -2.33% | to | -1.50% |
| 2014 | 7 | $15.36 | to | $15.44 | $114 | 1.80% | 0.35% | to | 1.25% | 5.49% | | |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Voya Solution 2045 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2018 | | 517 | $10.18 | to | $15.94 | $6,196 | 1.82% | 0.00% | to | 1.20% | -11.16% | to | -10.05% |
| 2017 | | 473 | $11.40 | to | $17.72 | $6,333 | 1.66% | 0.00% | to | 1.20% | 20.06% | to | 21.54% |
| 2016 | | 177 | $10.82 | to | $14.58 | $2,351 | 1.86% | 0.00% | to | 1.20% | 5.36% | to | 6.58% |
| 2015 | | 158 | $10.27 | to | $13.68 | $2,014 | 2.94% | 0.00% | to | 1.20% | -1.72% | to | -0.58% |
| 2014 | | 114 | $10.45 | to | $13.76 | $1,526 | 1.83% | 0.00% | to | 1.20% | 5.83% | to | 6.34% |
| Voya Solution 2045 Portfolio - Service Class | | | | | | | | | | | | | |
| 2018 | | 5,356 | $13.13 | to | $20.48 | $94,948 | 1.44% | 0.00% | to | 1.50% | -11.56% | to | -10.19% |
| 2017 | | 5,993 | $14.75 | to | $22.81 | $122,145 | 1.07% | 0.00% | to | 1.50% | 19.44% | to | 21.27% |
| 2016 | | 6,073 | $12.28 | to | $18.81 | $102,771 | 1.64% | 0.00% | to | 1.50% | 4.85% | to | 6.39% |
| 2015 | | 5,865 | $11.64 | to | $17.68 | $94,100 | 3.16% | 0.00% | to | 1.50% | -2.46% | to | -0.95% |
| 2014 | | 5,982 | $11.86 | to | $17.85 | $98,309 | 1.68% | 0.00% | to | 1.50% | 4.51% | to | 6.12% |
| Voya Solution 2045 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2018 | | 278 | $17.29 | to | $19.85 | $5,179 | 1.34% | 0.00% | to | 1.55% | -11.74% | to | -10.34% |
| 2017 | | 274 | $19.59 | to | $22.14 | $5,732 | 1.18% | 0.00% | to | 1.55% | 19.16% | to | 20.98% |
| 2016 | | 446 | $16.44 | to | $18.30 | $7,798 | 1.53% | 0.00% | to | 1.55% | 4.65% | to | 6.27% |
| 2015 | | 447 | $15.71 | to | $17.22 | $7,401 | 2.88% | 0.00% | to | 1.55% | -2.60% | to | -1.03% |
| 2014 | | 473 | $16.13 | to | $17.40 | $7,963 | 1.56% | 0.00% | to | 1.55% | 4.27% | to | 5.84% |
| Voya Solution 2055 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2018 | | 179 | $10.16 | to | $19.60 | $2,280 | 1.76% | 0.00% | to | 1.20% | -11.40% | to | -10.30% |
| 2017 | | 144 | $11.41 | to | $21.85 | $2,039 | 1.41% | 0.00% | to | 1.20% | 20.46% | to | 21.93% |
| 2016 | | 85 | $10.85 | to | $17.92 | $1,073 | 1.15% | 0.00% | to | 1.20% | 5.44% | to | 6.73% |
| 2015 | | 97 | $10.29 | to | $16.79 | $1,180 | 2.35% | 0.00% | to | 1.20% | -1.81% | to | -0.65% |
| 2014 | | 57 | $10.48 | to | $16.90 | $777 | 1.07% | 0.00% | to | 1.20% | | 6.09% | |
| Voya Solution 2055 Portfolio - Service Class | | | | | | | | | | | | | |
| 2018 | | 1,264 | $16.85 | to | $19.19 | $22,428 | 1.21% | 0.00% | to | 1.50% | -11.92% | to | -10.54% |
| 2017 | | 1,256 | $19.12 | to | $21.45 | $25,364 | 0.92% | 0.00% | to | 1.50% | 19.86% | to | 21.67% |
| 2016 | | 1,103 | $15.59 | to | $17.63 | $18,451 | 1.38% | 0.00% | to | 1.50% | 4.86% | to | 6.46% |
| 2015 | | 896 | $14.77 | to | $16.57 | $14,170 | 2.63% | 0.00% | to | 1.50% | -2.31% | to | -0.84% |
| 2014 | | 672 | $15.03 | to | $16.71 | $10,817 | 1.38% | 0.00% | to | 1.50% | 4.63% | to | 6.23% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2018 | | 89 | $16.93 | to | $18.94 | $1,581 | 1.20% | 0.00% | to | 1.30% | -11.69% | to | -10.87% |
| 2017 | | 71 | $19.35 | to | $20.88 | $1,429 | 0.97% | 0.20% | to | 1.20% | 20.22% | to | 21.31% |
| 2016 | | 86 | $15.95 | to | $17.22 | $1,438 | 1.29% | 0.20% | to | 1.35% | 4.80% | to | 6.03% |
| 2015 | | 74 | $15.18 | to | $16.43 | $1,174 | 2.33% | 0.00% | to | 1.40% | -2.38% | to | -1.02% |
| 2014 | | 55 | $15.55 | to | $16.60 | $887 | 1.53% | 0.00% | to | 1.40% | 4.64% | to | 6.14% |
| **Voya Solution Balanced Portfolio - Service Class** | | | | | | | | | | | | | |
| 2018 | | 377 | $12.87 | to | $14.62 | $5,049 | 1.83% | 0.30% | to | 1.50% | -8.07% | to | -7.00% |
| 2017 | | 436 | $14.00 | to | $15.80 | $6,414 | 1.43% | 0.25% | to | 1.50% | 12.99% | to | 14.49% |
| 2016 | | 374 | $12.39 | to | $13.80 | $4,837 | 2.32% | 0.25% | to | 1.50% | 4.73% | to | 6.07% |
| 2015 | | 381 | $11.83 | to | $13.01 | $4,678 | 2.95% | 0.25% | to | 1.50% | -1.91% | to | -0.69% |
| 2014 | | 343 | $12.06 | to | $13.10 | $4,280 | 1.93% | 0.25% | to | 1.50% | 4.78% | to | 6.07% |
| **Voya Solution Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2018 | | 50 | $15.71 | | | $785 | 2.22% | 0.35% | | | -3.56% | | |
| 2017 | | 51 | $16.29 | | | $836 | 1.92% | 0.35% | | | 8.67% | | |
| 2016 | | 67 | $14.99 | | | $1,009 | 0.97% | 0.35% | | | 3.88% | | |
| 2015 | | 67 | $14.43 | | | $967 | 0.85% | 0.35% | | | -0.62% | | |
| 2014 | | 14 | $14.52 | | | $206 | 2.34% | 0.35% | | | 5.14% | | |
| **Voya Solution Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2018 | | 654 | $10.22 | to | $13.01 | $7,904 | 2.83% | 0.00% | to | 1.20% | -4.04% | to | -2.84% |
| 2017 | | 697 | $10.59 | to | $13.39 | $8,750 | 2.82% | 0.00% | to | 1.20% | 8.37% | to | 9.66% |
| 2016 | | 553 | $10.51 | to | $12.21 | $6,602 | 1.24% | 0.00% | to | 1.20% | 3.55% | to | 4.81% |
| 2015 | | 568 | $10.15 | to | $11.65 | $6,503 | 2.31% | 0.00% | to | 1.20% | -0.98% | to | 0.17% |
| 2014 | | 287 | $10.25 | to | $11.63 | $3,290 | 3.08% | 0.00% | to | 1.20% | 5.50% | to | 6.02% |
| **Voya Solution Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2018 | | 2,857 | $13.44 | to | $17.35 | $43,388 | 2.37% | 0.00% | to | 1.50% | -4.50% | to | -3.03% |
| 2017 | | 3,498 | $13.99 | to | $17.90 | $55,737 | 2.17% | 0.00% | to | 1.50% | 7.64% | to | 9.29% |
| 2016 | | 4,322 | $12.91 | to | $16.38 | $63,458 | 1.09% | 0.00% | to | 1.50% | 2.92% | to | 4.47% |
| 2015 | | 5,025 | $12.47 | to | $15.68 | $71,177 | 1.12% | 0.00% | to | 1.50% | -1.40% | to | 0.13% |
| 2014 | | 1,248 | $12.57 | to | $15.66 | $17,739 | 2.64% | 0.00% | to | 1.50% | 4.23% | to | 5.81% |

303

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Voya Solution Income Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2018 | 259 | $13.17 | to | $15.12 | $3,691 | 2.09% | 0.00% | to | 1.55% | -4.70% | to | -3.20% |
| 2017 | 320 | $13.82 | to | $15.62 | $4,736 | 1.96% | 0.00% | to | 1.55% | 7.55% | to | 9.23% |
| 2016 | 408 | $12.85 | to | $14.30 | $5,591 | 1.03% | 0.00% | to | 1.55% | 2.72% | to | 4.30% |
| 2015 | 525 | $12.51 | to | $13.71 | $6,948 | 0.69% | 0.00% | to | 1.55% | -1.56% | to | -0.15% |
| 2014 | 91 | $12.82 | to | $13.73 | $1,210 | 2.23% | 0.00% | to | 1.40% | 4.14% | to | 5.62% |
| Voya Solution Moderately Conservative Portfolio - Service Class | | | | | | | | | | | | |
| 2018 | 467 | $12.58 | to | $14.37 | $6,159 | 2.02% | 0.25% | to | 1.50% | -5.63% | to | -4.45% |
| 2017 | 529 | $13.33 | to | $15.04 | $7,396 | 2.24% | 0.25% | to | 1.50% | 8.64% | to | 10.02% |
| 2016 | 501 | $12.27 | to | $13.67 | $6,427 | 2.58% | 0.25% | to | 1.50% | 4.25% | to | 5.56% |
| 2015 | 480 | $11.77 | to | $12.95 | $5,865 | 2.60% | 0.25% | to | 1.50% | -1.83% | to | -0.61% |
| 2014 | 493 | $11.99 | to | $13.03 | $6,119 | 2.21% | 0.25% | to | 1.50% | 3.99% | to | 5.34% |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | | | | | | | | | | | | |
| 2018 | 2 | | $24.93 | | $39 | 1.79% | 0.35% | | | | | -14.80% |
| 2017 | 3 | | $29.26 | | $73 | 0.89% | 0.35% | | | | | 10.50% |
| 2016 | 3 | | $26.48 | | $75 | 1.35% | 0.35% | | | | | 23.28% |
| 2015 | 4 | | $21.48 | | $78 | 1.73% | 0.35% | | | | | -2.32% |
| 2014 | 7 | | $21.99 | | $153 | 1.37% | 0.35% | | | | | 11.74% |
| VY® American Century Small-Mid Cap Value Portfolio - Initial Class | | | | | | | | | | | | |
| 2018 | 1,535 | $9.15 | to | $22.79 | $33,150 | 1.30% | 0.00% | to | 1.40% | -15.34% | to | -14.13% |
| 2017 | 1,550 | $10.76 | to | $26.54 | $39,257 | 1.29% | 0.00% | to | 1.40% | 9.92% | to | 11.42% |
| 2016 | 1,436 | $17.78 | to | $23.82 | $32,821 | 1.52% | 0.00% | to | 1.40% | 22.65% | to | 24.39% |
| 2015 | 1,077 | $14.42 | to | $19.15 | $20,011 | 1.79% | 0.00% | to | 1.40% | -2.90% | to | -1.54% |
| 2014 | 1,017 | $14.77 | to | $19.45 | $19,231 | 1.62% | 0.00% | to | 1.40% | 11.19% | to | 12.75% |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | | | | | | | | | | | | |
| 2018 | 1,924 | $20.50 | to | $38.05 | $57,494 | 1.06% | 0.00% | to | 1.50% | -15.64% | to | -14.34% |
| 2017 | 2,082 | $24.15 | to | $44.42 | $73,631 | 1.08% | 0.00% | to | 1.50% | 9.48% | to | 11.11% |
| 2016 | 2,114 | $21.93 | to | $39.98 | $68,126 | 1.25% | 0.00% | to | 1.50% | 22.22% | to | 24.08% |
| 2015 | 1,925 | $17.84 | to | $32.22 | $50,668 | 1.50% | 0.00% | to | 1.55% | -3.21% | to | -1.71% |
| 2014 | 2,229 | $18.32 | to | $32.79 | $60,125 | 1.27% | 0.00% | to | 1.50% | 10.79% | to | 12.81% |

304

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units | Unit Fair Value | Net Assets | Investment Income | Expense Ratio[C] | Total Return[D] |
|---|---|---|---|---|---|---|
| Fund Inception Date[A] | (000's) | (lowest to highest) | (000's) | Ratio[B] | (lowest to highest) | (lowest to highest) |
| **VY® Baron Growth Portfolio - Adviser Class** | | | | | | |
| 2018 | 11 | $26.01 | $277 | — | 0.35% | -2.47% |
| 2017 | 15 | $26.67 | $393 | 0.60% | 0.35% | 27.42% |
| 2016 | 15 | $20.93 | $315 | — | 0.35% | 4.70% |
| 2015 | 17 | $19.99 | $336 | — | 0.35% | -5.62% |
| 2014 | 20 | $21.18 | $420 | — | 0.35% | 3.67% |
| **VY® Baron Growth Portfolio - Service Class** | | | | | | |
| 2018 | 3,388 | $13.26 to $44.00 | $122,163 | — | 0.00% to 1.50% | -3.36% to -1.90% |
| 2017 | 3,498 | $13.69 to $44.85 | $130,478 | 0.74% | 0.00% to 1.50% | 26.29% to 28.22% |
| 2016 | 4,507 | $10.81 to $34.98 | $123,986 | — | 0.00% to 1.50% | 3.77% to 5.33% |
| 2015 | 5,347 | $10.39 to $33.21 | $142,519 | 0.24% | 0.00% to 1.50% | -6.43% to -5.00% |
| 2014 | 6,191 | $11.08 to $34.97 | $175,509 | 0.07% | 0.00% to 1.55% | 2.76% to 4.35% |
| **VY® Columbia Contrarian Core Portfolio - Service Class** | | | | | | |
| 2018 | 345 | $16.12 to $40.85 | $11,187 | 0.91% | 0.00% to 1.50% | -10.36% to -9.00% |
| 2017 | 401 | $17.88 to $44.89 | $14,546 | 0.98% | 0.00% to 1.50% | 19.78% to 21.60% |
| 2016 | 453 | $14.84 to $36.92 | $13,696 | 3.34% | 0.00% to 1.50% | 6.79% to 8.43% |
| 2015 | 519 | $13.81 to $34.06 | $14,625 | 0.85% | 0.00% to 1.50% | 1.44% to 2.99% |
| 2014 | 554 | $13.53 to $33.07 | $15,271 | 0.77% | 0.00% to 1.50% | 11.13% to 12.88% |
| **VY® Columbia Small Cap Value II Portfolio - Adviser Class** | | | | | | |
| 2018 | 8 | $16.28 | $125 | — | 0.35% | -18.27% |
| 2017 | 8 | $19.92 | $167 | 0.16% | 0.35% | 10.30% |
| 2016 | 9 | $18.06 | $159 | 0.04% | 0.35% | 22.94% |
| 2015 | 19 | $14.69 | $272 | 0.38% | 0.35% | -3.55% |
| 2014 | 17 | $15.23 | $254 | 0.38% | 0.35% | 3.75% |
| **VY® Columbia Small Cap Value II Portfolio - Service Class** | | | | | | |
| 2018 | 321 | $15.82 to $18.56 | $5,486 | 0.27% | 0.25% to 1.50% | -19.00% to -17.98% |
| 2017 | 334 | $19.53 to $22.63 | $7,003 | 0.28% | 0.25% to 1.50% | 9.29% to 10.66% |
| 2016 | 373 | $17.78 to $20.64 | $7,084 | 0.26% | 0.15% to 1.50% | 21.90% to 23.34% |
| 2015 | 384 | $14.50 to $16.58 | $5,950 | 0.36% | 0.00% to 1.50% | -4.43% to -2.95% |
| 2014 | 293 | $15.08 to $17.12 | $4,730 | 0.18% | 0.00% to 1.50% | 2.82% to 4.33% |

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Invesco Comstock Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2018 | 11 | $20.01 | | | $228 | 0.90% | 0.35% | | | -12.89% | | |
| 2017 | 19 | $22.97 | | | $438 | 0.97% | 0.35% | | | 16.90% | | |
| 2016 | 21 | $19.65 | | | $408 | 2.11% | 0.35% | | | 17.10% | | |
| 2015 | 26 | $16.78 | | | $429 | 2.20% | 0.35% | | | -6.52% | | |
| 2014 | 27 | $17.95 | | | $482 | 1.94% | 0.35% | | | 8.46% | | |
| **VY® Invesco Comstock Portfolio - Service Class** | | | | | | | | | | | | |
| 2018 | 2,329 | $15.99 | to | $26.84 | $54,176 | 1.35% | 0.00% | to | 1.95% | -14.10% | to | -12.38% |
| 2017 | 2,571 | $18.42 | to | $30.79 | $68,978 | 1.16% | 0.00% | to | 1.95% | 15.37% | to | 17.67% |
| 2016 | 2,810 | $15.79 | to | $26.47 | $64,533 | 2.36% | 0.00% | to | 1.95% | 15.44% | to | 17.83% |
| 2015 | 3,201 | $13.53 | to | $22.74 | $62,485 | 2.26% | 0.00% | to | 1.95% | -7.77% | to | -5.98% |
| 2014 | 3,702 | $14.52 | to | $24.48 | $76,270 | 1.94% | 0.00% | to | 1.95% | 6.98% | to | 9.18% |
| **VY® Invesco Equity and Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2018 | 70 | $19.36 | | | $1,346 | 1.51% | 0.35% | | | -10.20% | | |
| 2017 | 72 | $21.56 | | | $1,561 | 1.28% | 0.35% | | | 9.94% | | |
| 2016 | 81 | $19.61 | | | $1,585 | 1.55% | 0.35% | | | 14.28% | | |
| 2015 | 89 | $17.16 | | | $1,534 | 1.81% | 0.35% | | | -2.89% | | |
| 2014 | 95 | $17.67 | | | $1,674 | 1.61% | 0.35% | | | 8.07% | | |
| **VY® Invesco Equity and Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2018 | 13,640 | $11.22 | to | $23.79 | $259,611 | 1.98% | 0.00% | to | 1.95% | -11.21% | to | -9.44% |
| 2017 | 15,337 | $12.49 | to | $26.27 | $326,650 | 2.18% | 0.00% | to | 1.95% | 8.71% | to | 10.91% |
| 2016 | 16,739 | $11.35 | to | $23.69 | $320,439 | 1.99% | 0.00% | to | 1.95% | 13.03% | to | 15.28% |
| 2015 | 18,498 | $9.93 | to | $20.55 | $310,862 | 2.22% | 0.00% | to | 1.95% | -3.95% | to | -2.03% |
| 2014 | 20,175 | $10.23 | to | $20.91 | $350,430 | 1.75% | 0.00% | to | 1.95% | 1.44% | to | 11.71% |
| **VY® Invesco Equity and Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2018 | 75 | $11.34 | to | $65.44 | $1,169 | 1.63% | 0.00% | to | 1.15% | -10.71% | to | -9.67% |
| 2017 | 98 | $12.70 | to | $72.99 | $1,649 | 1.60% | 0.00% | to | 1.15% | 9.51% | to | 10.61% |
| 2016 | 115 | $11.58 | to | $66.49 | $1,687 | 1.84% | 0.00% | to | 1.25% | 13.53% | to | 14.99% |
| 2015 | 110 | $10.20 | to | $58.25 | $1,429 | 1.46% | 0.00% | to | 1.25% | -3.50% | to | -2.25% |
| 2014 | 229 | $10.57 | to | $60.47 | $3,362 | 3.93% | 0.00% | to | 1.25% | 7.61% | | |

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | Total Return[D] (lowest to highest) |
|---|---|---|---|---|---|---|---|
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | | | | | | | |
| 2018 | | 10 | $24.15 | $244 | 1.01% | 0.35% | -12.66% |
| 2017 | | 13 | $27.65 | $351 | 0.37% | 0.35% | 13.00% |
| 2016 | | 14 | $24.47 | $344 | 0.46% | 0.35% | 14.03% |
| 2015 | | 14 | $21.46 | $301 | 0.28% | 0.35% | -3.59% |
| 2014 | | 18 | $22.26 | $406 | 0.52% | 0.35% | 14.27% |
| VY® JPMorgan Mid Cap Value Portfolio - Initial Class | | | | | | | |
| 2018 | | 1,206 | $9.52 to $16.35 | $19,362 | 1.40% | 0.75% to 0.95% | -12.82% to -12.61% |
| 2017 | | 1,300 | $10.92 to $18.71 | $24,121 | 1.24% | 0.75% to 0.95% | 13.12% |
| 2016 | | 510 | $16.54 | $8,433 | 0.95% | 0.85% | 13.99% |
| 2015 | | 490 | $14.51 | $7,118 | 0.92% | 0.85% | -3.65% |
| 2014 | | 461 | $15.06 | $6,939 | 1.19% | 0.95% | 14.18% |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | | |
| 2018 | | 1,639 | $18.93 to $39.84 | $54,651 | 1.12% | 0.00% to 1.50% | -13.50% to -12.18% |
| 2017 | | 1,852 | $21.75 to $45.37 | $70,926 | 0.60% | 0.00% to 1.50% | 12.03% to 13.73% |
| 2016 | | 1,997 | $19.30 to $39.90 | $67,799 | 0.67% | 0.00% to 1.50% | 12.99% to 14.70% |
| 2015 | | 2,065 | $16.98 to $34.79 | $61,629 | 0.61% | 0.00% to 1.55% | -4.51% to -3.01% |
| 2014 | | 2,205 | $17.67 to $35.87 | $68,476 | 0.84% | 0.00% to 1.55% | 13.20% to 14.99% |
| VY® Oppenheimer Global Portfolio - Adviser Class | | | | | | | |
| 2018 | | 11 | $20.52 | $219 | 1.49% | 0.35% | -13.89% |
| 2017 | | 19 | $23.83 | $453 | 0.74% | 0.35% | 35.32% |
| 2016 | | 21 | $17.61 | $373 | 0.75% | 0.35% | -0.62% |
| 2015 | | 30 | $17.72 | $532 | 1.10% | 0.35% | 3.20% |
| 2014 | | 33 | $17.17 | $559 | 0.86% | 0.35% | 1.48% |
| VY® Oppenheimer Global Portfolio - Initial Class | | | | | | | |
| 2018 | | 22,797 | $15.32 to $26.86 | $512,694 | 1.64% | 0.00% to 1.80% | -14.76% to -13.20% |
| 2017 | | 24,766 | $17.81 to $30.95 | $649,773 | 1.10% | 0.00% to 1.80% | 34.07% to 36.54% |
| 2016 | | 26,549 | $13.17 to $22.67 | $512,098 | 1.18% | 0.00% to 1.80% | -1.57% to 0.23% |
| 2015 | | 28,813 | $13.26 to $22.62 | $561,053 | 1.50% | 0.00% to 1.80% | 2.29% to 4.13% |
| 2014 | | 30,400 | $12.85 to $21.68 | $576,327 | 1.18% | 0.00% to 1.80% | -2.86% to 5.83% |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | Total Return[D] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Oppenheimer Global Portfolio - Service Class** | | | | | | | | | | |
| | 2018 | 53 | $24.75 | to $25.81 | $1,362 | 1.39% | 1.00% | to 1.25% | -14.48% | to -14.25% |
| | 2017 | 55 | $28.94 | to $30.10 | $1,667 | 0.94% | 1.00% | to 1.25% | 34.42% | to 34.80% |
| | 2016 | 49 | $21.53 | to $22.33 | $1,103 | 0.93% | 1.00% | to 1.25% | -1.24% | to -1.02% |
| | 2015 | 51 | $21.80 | to $22.56 | $1,159 | 1.33% | 1.00% | to 1.25% | 2.54% | to 2.78% |
| | 2014 | 50 | $21.26 | to $21.95 | $1,101 | 1.02% | 1.00% | to 1.25% | 0.81% | to 1.11% |
| **VY® Pioneer High Yield Portfolio - Initial Class** | | | | | | | | | | |
| | 2018 | 1,779 | $18.34 | to $23.54 | $36,471 | 5.32% | 0.00% | to 1.95% | -4.58% | to -2.66% |
| | 2017 | 1,834 | $19.22 | to $24.19 | $39,046 | 4.95% | 0.00% | to 1.95% | 5.26% | to 7.39% |
| | 2016 | 1,665 | $18.24 | to $22.53 | $33,378 | 5.04% | 0.00% | to 1.95% | 12.09% | to 14.31% |
| | 2015 | 1,881 | $16.11 | to $19.71 | $33,264 | 5.22% | 0.00% | to 1.95% | -6.49% | to -4.61% |
| | 2014 | 2,359 | $17.04 | to $20.67 | $43,987 | 5.14% | 0.00% | to 1.95% | -1.64% | to 0.34% |
| **VY® Pioneer High Yield Portfolio - Service Class** | | | | | | | | | | |
| | 2018 | 9 | $19.35 | to $21.68 | $199 | 4.23% | 0.40% | to 1.30% | -4.16% | to -3.30% |
| | 2017 | 19 | $20.19 | to $22.56 | $416 | 4.38% | 0.35% | to 1.30% | 5.89% | to 6.82% |
| | 2016 | 41 | $19.18 | to $21.34 | $856 | 4.62% | 0.25% | to 1.25% | 12.49% | to 13.63% |
| | 2015 | 41 | $16.89 | to $18.78 | $756 | 4.92% | 0.25% | to 1.35% | -6.06% | to -5.06% |
| | 2014 | 41 | $17.98 | to $19.78 | $788 | 4.71% | 0.25% | to 1.35% | -1.21% | to -0.15% |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class** | | | | | | | | | | |
| | 2018 | 11 | $27.68 | | $292 | — | | 0.35% | | -4.12% |
| | 2017 | 11 | $28.87 | | $331 | 0.25% | | 0.35% | | 23.69% |
| | 2016 | 14 | $23.34 | | $319 | 0.02% | | 0.35% | | 6.58% |
| | 2015 | 17 | $21.90 | | $379 | — | | 0.35% | | 1.15% |
| | 2014 | 18 | $21.65 | | $386 | — | | 0.35% | | 10.91% |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | | | | | | | | |
| | 2018 | 13,886 | $21.35 | to $34.35 | $403,457 | 0.19% | 0.00% | to 1.50% | -4.67% | to -3.21% |
| | 2017 | 15,001 | $22.26 | to $35.50 | $456,024 | 0.63% | 0.00% | to 1.50% | 22.95% | to 24.82% |
| | 2016 | 15,939 | $18.00 | to $28.44 | $389,971 | 0.31% | 0.00% | to 1.50% | 5.84% | to 7.44% |
| | 2015 | 17,153 | $16.91 | to $26.48 | $394,816 | — | 0.00% | to 1.50% | 0.46% | to 2.04% |
| | 2014 | 17,649 | $16.72 | to $25.96 | $404,023 | 0.27% | 0.00% | to 1.50% | 4.50% | to 14.29% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | Total Return[D] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | | | | | | | | |
| 2018 | | 49 | $20.15 | to $31.29 | $1,206 | — | 0.25% | to 1.25% | -4.68% | to -3.66% |
| 2017 | | 53 | $21.14 | to $32.48 | $1,378 | 0.44% | 0.25% | to 1.25% | 22.91% | to 24.11% |
| 2016 | | 50 | $17.20 | to $26.17 | $1,069 | 0.09% | 0.25% | to 1.25% | 5.91% | to 6.82% |
| 2015 | | 50 | $16.24 | to $25.21 | $994 | — | 0.00% | to 1.30% | 0.42% | to 1.69% |
| 2014 | | 53 | $16.17 | to $24.79 | $1,070 | — | 0.00% | to 1.30% | 10.19% | to 11.67% |
| **VY® T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | | | | | | | | |
| 2018 | | 32 | $29.25 | | $928 | — | 0.35% | | -1.91% | |
| 2017 | | 56 | $29.82 | | $1,656 | — | 0.35% | | 32.42% | |
| 2016 | | 50 | $22.52 | | $1,119 | — | 0.35% | | 0.67% | |
| 2015 | | 64 | $22.37 | | $1,424 | — | 0.35% | | 9.87% | |
| 2014 | | 73 | $20.36 | | $1,484 | — | 0.35% | | 7.78% | |
| **VY® T. Rowe Price Growth Equity Portfolio - Initial Class** | | | | | | | | | | |
| 2018 | | 8,845 | $22.50 | to $72.09 | $449,287 | 0.25% | 0.00% | to 1.50% | -2.60% | to -1.08% |
| 2017 | | 9,153 | $23.10 | to $72.88 | $469,719 | 0.05% | 0.00% | to 1.50% | 31.59% | to 33.60% |
| 2016 | | 9,257 | $17.55 | to $54.56 | $359,212 | — | 0.00% | to 1.50% | 0.00% | to 1.51% |
| 2015 | | 9,740 | $17.48 | to $53.79 | $381,587 | — | 0.00% | to 1.50% | 9.13% | to 10.83% |
| 2014 | | 9,293 | $15.91 | to $48.96 | $337,335 | — | 0.00% | to 1.50% | 7.06% | to 8.71% |
| **VY® T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | | | | | |
| 2018 | | 102 | $28.31 | to $35.14 | $3,407 | 0.05% | 0.00% | to 1.45% | -2.75% | to -1.32% |
| 2017 | | 118 | $29.11 | to $35.61 | $3,994 | — | 0.00% | to 1.45% | 31.30% | to 33.22% |
| 2016 | | 139 | $22.17 | to $26.75 | $3,555 | — | 0.00% | to 1.45% | -0.18% | to 1.25% |
| 2015 | | 167 | $22.21 | to $26.69 | $4,226 | — | 0.00% | to 1.45% | 8.93% | to 10.55% |
| 2014 | | 180 | $20.39 | to $24.39 | $4,148 | — | 0.00% | to 1.45% | 6.87% | to 8.40% |
| **VY® Templeton Foreign Equity Portfolio - Adviser Class** | | | | | | | | | | |
| 2018 | | 19 | $10.03 | | $190 | 1.87% | 0.35% | | -15.64% | |
| 2017 | | 20 | $11.89 | | $238 | 1.60% | 0.35% | | 21.20% | |
| 2016 | | 23 | $9.81 | | $223 | 2.36% | 0.35% | | 1.03% | |
| 2015 | | 36 | $9.71 | | $345 | 3.71% | 0.35% | | -4.15% | |
| 2014 | | 40 | $10.13 | | $409 | 2.11% | 0.35% | | -7.40% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| VY® Templeton Foreign Equity Portfolio - Initial Class | | | | | | | | | | | | | |
| 2018 | | 6,988 | $9.29 | to | $10.99 | $69,069 | 2.19% | 0.00% | to | 1.50% | -16.23% | to | -14.94% |
| 2017 | | 7,762 | $11.09 | to | $12.92 | $91,104 | 2.03% | 0.00% | to | 1.50% | 20.52% | to | 22.35% |
| 2016 | | 8,386 | $9.20 | to | $10.56 | $81,205 | 3.37% | 0.00% | to | 1.50% | 0.32% | to | 1.83% |
| 2015 | | 9,214 | $9.17 | to | $10.37 | $88,438 | 4.05% | 0.00% | to | 1.50% | -4.85% | to | -3.36% |
| 2014 | | 9,958 | $9.63 | to | $10.73 | $99,808 | 2.55% | 0.00% | to | 1.50% | -7.97% | to | -6.53% |
| VY® Templeton Foreign Equity Portfolio - Service Class | | | | | | | | | | | | | |
| 2018 | | 6 | $11.26 | to | $13.03 | $78 | 1.46% | 0.00% | to | 1.15% | -16.16% | to | -15.78% |
| 2017 | | 13 | $13.19 | to | $15.18 | $196 | 1.45% | 0.10% | to | 1.30% | 20.66% | to | 21.93% |
| 2016 | | 21 | $11.13 | to | $12.45 | $250 | 2.70% | 0.10% | to | 1.15% | 0.45% | to | 1.47% |
| 2015 | | 26 | $10.82 | to | $12.39 | $308 | 3.77% | 0.00% | to | 1.40% | -4.84% | to | -3.50% |
| 2014 | | 26 | $11.37 | to | $12.84 | $328 | 2.03% | 0.00% | to | 1.40% | -8.23% | to | -6.89% |
| Voya Corporate Leaders 1-- Fund - Class I | | | | | | | | | | | | | |
| 2018 | | 539 | $10.40 | to | $11.95 | $6,239 | 2.21% | 0.25% | to | 1.50% | -8.13% | to | -7.00% |
| 2017 | | 468 | $11.26 | to | $12.85 | $5,878 | 2.18% | 0.25% | to | 1.50% | 17.60% | to | 19.09% |
| 2016 | | 330 | $10.57 | to | $10.79 | $3,517 | 2.48% | 0.25% | to | 1.50% | 10.10% | to | 11.47% |
| 2015 | 06/29/2015 | 153 | $9.60 | to | $9.68 | $1,470 | (b) | 0.25% | to | 1.50% | | (b) | |
| 2014 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| Voya Strategic Allocation Conservative Portfolio - Class I | | | | | | | | | | | | | |
| 2018 | | 1,103 | $13.98 | to | $32.37 | $26,327 | 2.75% | 0.00% | to | 1.50% | -5.49% | to | -4.02% |
| 2017 | | 1,151 | $14.69 | to | $33.73 | $28,660 | 2.48% | 0.00% | to | 1.50% | 8.87% | to | 10.54% |
| 2016 | | 1,361 | $13.41 | to | $30.51 | $31,090 | 2.97% | 0.00% | to | 1.50% | 4.11% | to | 5.68% |
| 2015 | | 1,536 | $12.81 | to | $28.87 | $33,353 | 3.30% | 0.00% | to | 1.50% | -1.71% | to | -0.15% |
| 2014 | | 1,725 | $12.95 | to | $28.93 | $38,249 | 2.71% | 0.00% | to | 1.50% | 4.98% | to | 6.63% |
| Voya Strategic Allocation Growth Portfolio - Class I | | | | | | | | | | | | | |
| 2018 | | 2,476 | $13.59 | to | $35.34 | $60,918 | 2.13% | 0.00% | to | 1.95% | -10.09% | to | -8.32% |
| 2017 | | 2,690 | $14.96 | to | $38.55 | $72,444 | 1.73% | 0.00% | to | 1.95% | 15.60% | to | 17.92% |
| 2016 | | 3,025 | $12.80 | to | $32.70 | $69,555 | 2.66% | 0.00% | to | 1.95% | 4.81% | to | 6.93% |
| 2015 | | 3,234 | $12.08 | to | $30.58 | $70,037 | 2.67% | 0.00% | to | 1.95% | -3.06% | to | -1.20% |
| 2014 | | 3,394 | $12.34 | to | $30.84 | $75,559 | 2.04% | 0.00% | to | 1.95% | 4.45% | to | 6.63% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Strategic Allocation Moderate Portfolio - Class I** | | | | | | | | | | | | | |
| 2018 | | 2,310 | $13.80 | to | $33.56 | $54,755 | 2.42% | 0.00% | to | 1.50% | -7.49% | to | -6.05% |
| 2017 | | 2,560 | $14.82 | to | $35.72 | $64,749 | 1.97% | 0.00% | to | 1.50% | 12.79% | to | 14.53% |
| 2016 | | 2,828 | $13.06 | to | $31.20 | $62,777 | 2.66% | 0.00% | to | 1.50% | 5.02% | to | 6.68% |
| 2015 | | 3,023 | $12.36 | to | $29.26 | $63,542 | 2.91% | 0.00% | to | 1.70% | -2.06% | to | -0.53% |
| 2014 | | 3,238 | $12.54 | to | $29.32 | $68,770 | 2.33% | 0.00% | to | 1.60% | 4.94% | to | 6.71% |
| **Voya Growth and Income Portfolio - Class A** | | | | | | | | | | | | | |
| 2018 | | 67 | $19.01 | | | $1,271 | 1.39% | 0.35% | | | -5.19% | | |
| 2017 | | 73 | $20.05 | | | $1,456 | 1.38% | 0.35% | | | 19.35% | | |
| 2016 | | 78 | $16.80 | | | $1,308 | 1.48% | 0.35% | | | 8.88% | | |
| 2015 | | 91 | $15.43 | | | $1,408 | 1.53% | 0.35% | | | -2.16% | | |
| 2014 | | 101 | $15.77 | | | $1,598 | 1.56% | 0.35% | | | 9.82% | | |
| **Voya Growth and Income Portfolio - Class I** | | | | | | | | | | | | | |
| 2018 | | 24,740 | $17.26 | to | $601.68 | $1,069,882 | 1.82% | 0.00% | to | 1.95% | -6.30% | to | -4.45% |
| 2017 | | 27,824 | $18.23 | to | $635.67 | $1,266,962 | 1.81% | 0.00% | to | 1.95% | 17.98% | to | 20.37% |
| 2016 | | 30,717 | $15.28 | to | $533.22 | $1,180,483 | 1.95% | 0.00% | to | 1.95% | 7.66% | to | 9.77% |
| 2015 | | 34,119 | $14.05 | to | $490.34 | $1,206,913 | 1.98% | 0.00% | to | 1.95% | -3.39% | to | -1.38% |
| 2014 | | 37,723 | $14.38 | to | $502.14 | $1,371,748 | 1.94% | 0.00% | to | 1.95% | 8.58% | to | 10.72% |
| **Voya Growth and Income Portfolio - Class S** | | | | | | | | | | | | | |
| 2018 | | 9 | $18.10 | to | $27.69 | $190 | 1.10% | 0.45% | to | 1.35% | -5.96% | to | -5.11% |
| 2017 | | 14 | $19.18 | to | $29.18 | $355 | 1.56% | 0.10% | to | 1.35% | 18.66% | to | 19.94% |
| 2016 | | 16 | $16.13 | to | $24.41 | $335 | 1.86% | 0.10% | to | 1.45% | 8.11% | to | 9.35% |
| 2015 | | 15 | $14.89 | to | $22.41 | $290 | 1.75% | 0.10% | to | 1.55% | -3.12% | to | -1.77% |
| 2014 | | 15 | $15.29 | to | $22.95 | $281 | 1.62% | 0.10% | to | 1.55% | 8.70% | to | 10.33% |
| **Voya Global Equity Portfolio - Class I** | | | | | | | | | | | | | |
| 2018 | | 6,855 | $10.61 | to | $11.30 | $74,924 | 5.37% | 0.00% | to | 1.55% | -10.31% | to | -8.87% |
| 2017 | | 7,484 | $11.83 | to | $12.43 | $90,478 | 2.27% | 0.00% | to | 1.55% | 21.83% | to | 23.75% |
| 2016 | | 8,952 | $9.71 | to | $10.05 | $88,186 | 2.79% | 0.00% | to | 1.55% | 4.40% | to | 6.03% |
| 2015 | 03/09/2015 | 10,297 | $9.31 | to | $9.49 | $96,475 | (b) | 0.00% | to | 1.50% | (b) | | |
| 2014 | | (b) | | | (b) | (b) | (b) | | | (b) | | | (b) |

311

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Global Equity Portfolio - Class S** | | | | | | | | | | | | | |
| 2018 | | 965 | $10.99 | to | $11.56 | $10,636 | 4.58% | 0.00% | to | 1.25% | -10.21% | to | -9.12% |
| 2017 | | 1,049 | $12.24 | to | $12.72 | $12,878 | 2.08% | 0.00% | to | 1.25% | 21.91% | to | 23.50% |
| 2016 | | 1,119 | $10.04 | to | $10.30 | $11,258 | 2.53% | 0.00% | to | 1.25% | 4.47% | to | 5.75% |
| 2015 | 03/09/2015 | 1,241 | $9.60 | to | $9.74 | $11,940 | (b) | 0.00% | to | 1.40% | (b) | | |
| 2014 | | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **Voya Index Plus LargeCap Portfolio - Class I** | | | | | | | | | | | | | |
| 2018 | | 9,223 | $16.17 | to | $48.43 | $334,558 | 1.53% | 0.00% | to | 1.95% | -8.64% | to | -6.80% |
| 2017 | | 9,566 | $17.62 | to | $51.97 | $377,022 | 1.58% | 0.00% | to | 1.95% | 22.20% | to | 24.64% |
| 2016 | | 10,427 | $14.35 | to | $41.70 | $332,137 | 1.66% | 0.00% | to | 1.95% | 8.14% | to | 10.29% |
| 2015 | | 11,108 | $13.21 | to | $37.81 | $323,462 | 1.62% | 0.00% | to | 1.95% | -1.16% | to | 0.85% |
| 2014 | | 11,978 | $13.30 | to | $37.36 | $348,666 | 1.47% | 0.00% | to | 1.95% | 11.70% | to | 13.92% |
| **Voya Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2018 | | 8 | $22.40 | | | $181 | 1.05% | 0.35% | | | -7.36% | | |
| 2017 | | 8 | $24.18 | | | $201 | 0.88% | 0.35% | | | 23.87% | | |
| 2016 | | 15 | $19.52 | | | $298 | 1.44% | 0.35% | | | 9.60% | | |
| 2015 | | 16 | $17.81 | | | $282 | 1.33% | 0.35% | | | 0.28% | | |
| 2014 | | 18 | $17.76 | | | $318 | 1.23% | 0.35% | | | 13.12% | | |
| **Voya Index Plus MidCap Portfolio - Class I** | | | | | | | | | | | | | |
| 2018 | | 6,970 | $17.16 | to | $52.05 | $271,771 | 1.11% | 0.00% | to | 1.95% | -16.01% | to | -14.32% |
| 2017 | | 7,743 | $20.22 | to | $60.77 | $357,140 | 1.28% | 0.00% | to | 1.95% | 11.36% | to | 13.57% |
| 2016 | | 8,805 | $17.96 | to | $53.51 | $361,836 | 0.99% | 0.00% | to | 1.95% | 15.87% | to | 18.18% |
| 2015 | | 9,192 | $15.34 | to | $45.29 | $327,049 | 0.95% | 0.00% | to | 1.95% | -3.69% | to | -1.78% |
| 2014 | | 9,910 | $15.76 | to | $46.11 | $366,118 | 0.77% | 0.00% | to | 1.95% | 7.44% | to | 9.90% |
| **Voya Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2018 | | 3 | $21.34 | | | $59 | 1.54% | 0.35% | | | -14.84% | | |
| 2017 | | 3 | $25.06 | | | $71 | 0.84% | 0.35% | | | 12.93% | | |
| 2016 | | 13 | $22.19 | | | $282 | 0.88% | 0.35% | | | 17.41% | | |
| 2015 | | 16 | $18.90 | | | $300 | 0.60% | 0.35% | | | -2.43% | | |
| 2014 | | 19 | $19.37 | | | $364 | 0.69% | 0.35% | | | 8.94% | | |

312

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund / Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Plus SmallCap Portfolio - Class I** | | | | | | | | | | | | |
| 2018 | 4,022 | $17.32 | to | $38.72 | $122,776 | 0.96% | 0.00% | to | 1.95% | -14.10% | to | -12.38% |
| 2017 | 4,378 | $19.95 | to | $44.20 | $154,397 | 0.86% | 0.00% | to | 1.95% | 7.83% | to | 9.92% |
| 2016 | 5,041 | $18.31 | to | $40.21 | $163,309 | 0.81% | 0.00% | to | 1.95% | 24.85% | to | 27.36% |
| 2015 | 5,220 | $14.51 | to | $31.58 | $133,988 | 0.91% | 0.00% | to | 1.95% | -5.09% | to | -3.19% |
| 2014 | 5,601 | $15.13 | to | $32.63 | $149,688 | 0.63% | 0.00% | to | 1.95% | 3.40% | to | 5.43% |
| **Voya Index Plus SmallCap Portfolio - Class S** | | | | | | | | | | | | |
| 2018 | 8 | | $20.26 | | $155 | 0.57% | | 0.35% | | | -12.94% | |
| 2017 | 8 | | $23.27 | | $193 | 0.50% | | 0.35% | | | 9.25% | |
| 2016 | 13 | | $21.30 | | $275 | 0.61% | | 0.35% | | | 26.56% | |
| 2015 | 16 | | $16.83 | | $276 | 0.72% | | 0.35% | | | -3.83% | |
| 2014 | 16 | | $17.50 | | $278 | 0.39% | | 0.35% | | | 4.92% | |
| **Voya International Index Portfolio - Class I** | | | | | | | | | | | | |
| 2018 | 3,694 | $8.85 | to | $17.06 | $37,196 | 2.96% | 0.00% | to | 1.65% | -15.15% | to | -13.74% |
| 2017 | 3,510 | $10.43 | to | $19.96 | $41,414 | 2.37% | 0.00% | to | 1.65% | 22.85% | to | 24.92% |
| 2016 | 3,133 | $8.49 | to | $16.14 | $29,891 | 3.03% | 0.00% | to | 1.65% | -0.82% | to | 0.82% |
| 2015 | 3,113 | $8.56 | to | $16.16 | $29,868 | 3.32% | 0.00% | to | 1.65% | -2.51% | to | -0.92% |
| 2014 | 2,753 | $8.78 | to | $16.46 | $26,942 | 0.83% | 0.00% | to | 1.65% | -7.48% | to | -5.95% |
| **Voya International Index Portfolio - Class S** | | | | | | | | | | | | |
| 2018 | — | | $16.78 | | $7 | — | | 0.35% | | | -14.17% | |
| 2017 | 1 | | $19.55 | | $10 | 2.40% | | 0.35% | | | 24.05% | |
| 2016 | — | | $15.76 | | $7 | 2.76% | | 0.35% | | | 0.19% | |
| 2015 | — | | $15.73 | | $7 | — | | 0.35% | | | -1.38% | |
| 2014 | — | | $15.95 | | $7 | — | | 0.35% | | | -6.51% | |
| **Voya Russell™ Large Cap Growth Index Portfolio - Class I** | | | | | | | | | | | | |
| 2018 | 1,942 | $32.75 | to | $37.85 | $66,554 | 1.11% | 0.00% | to | 1.50% | -2.44% | to | -0.97% |
| 2017 | 1,801 | $33.57 | to | $38.22 | $63,047 | 1.12% | 0.00% | to | 1.50% | 29.31% | to | 31.25% |
| 2016 | 1,518 | $25.96 | to | $29.12 | $40,899 | 1.20% | 0.00% | to | 1.50% | 4.97% | to | 6.59% |
| 2015 | 1,069 | $24.73 | to | $27.32 | $27,315 | 1.14% | 0.00% | to | 1.50% | 6.00% | to | 7.60% |
| 2014 | 769 | $23.33 | to | $25.39 | $18,455 | 1.11% | 0.00% | to | 1.50% | 11.41% | to | 13.10% |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Russell™ Large Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | |
| 2018 | 48 | $32.46 | to | $36.27 | $1,671 | 0.89% | 0.00% | to | 1.35% | -2.55% | to | -1.22% |
| 2017 | 41 | $33.30 | to | $37.43 | $1,474 | 0.92% | 0.00% | to | 1.35% | 29.37% | to | 30.93% |
| 2016 | 43 | $26.08 | to | $28.59 | $1,182 | 1.07% | 0.00% | to | 1.20% | 5.03% | to | 6.32% |
| 2015 | 45 | $24.99 | to | $26.89 | $1,170 | 0.90% | 0.00% | to | 1.10% | 6.16% | to | 7.39% |
| 2014 | 43 | $23.54 | to | $25.04 | $1,040 | 1.10% | 0.00% | to | 1.10% | 11.95% | to | 12.74% |
| **Voya Russell™ Large Cap Index Portfolio - Class I** | | | | | | | | | | | | |
| 2018 | 6,414 | $18.62 | to | $21.96 | $130,188 | 1.65% | 0.00% | to | 1.60% | -5.00% | to | -3.47% |
| 2017 | 5,837 | $19.60 | to | $22.75 | $123,610 | 1.60% | 0.00% | to | 1.60% | 20.62% | to | 22.57% |
| 2016 | 5,397 | $16.11 | to | $18.56 | $93,725 | 1.75% | 0.00% | to | 1.70% | 9.07% | to | 10.94% |
| 2015 | 3,955 | $14.77 | to | $16.73 | $62,008 | 1.62% | 0.00% | to | 1.70% | 0.47% | to | 2.07% |
| 2014 | 3,365 | $14.76 | to | $16.39 | $52,083 | 1.45% | 0.00% | to | 1.65% | 11.06% | to | 12.96% |
| **Voya Russell™ Large Cap Index Portfolio - Class S** | | | | | | | | | | | | |
| 2018 | 14 | $30.43 | | | $423 | 1.39% | 0.95% | | | -4.58% | | |
| 2017 | 14 | $31.89 | | | $441 | 1.38% | 0.95% | | | 21.12% | | |
| 2016 | 15 | $26.33 | | | $400 | 1.61% | 0.95% | | | 9.66% | | |
| 2015 | 16 | $24.01 | | | $389 | 1.50% | 0.95% | | | 0.84% | | |
| 2014 | 17 | $23.81 | | | $412 | 0.95% | 0.95% | | | 11.52% | | |
| **Voya Russell™ Large Cap Value Index Portfolio - Class I** | | | | | | | | | | | | |
| 2018 | 23 | $24.22 | to | $24.46 | $558 | 2.28% | 1.15% | to | 1.25% | -7.80% | to | -7.70% |
| 2017 | 25 | $26.27 | to | $26.84 | $672 | 2.20% | 1.00% | to | 1.25% | 12.07% | to | 12.19% |
| 2016 | 21 | $23.44 | to | $23.62 | $490 | 1.62% | 1.15% | to | 1.25% | 14.17% | to | 14.33% |
| 2015 | 21 | $20.53 | to | $20.66 | $440 | 1.67% | 1.15% | to | 1.25% | -4.69% | to | -4.62% |
| 2014 | 18 | $21.54 | to | $21.66 | $399 | 1.57% | 1.15% | to | 1.25% | 11.03% | to | 11.13% |
| **Voya Russell™ Large Cap Value Index Portfolio - Class S** | | | | | | | | | | | | |
| 2018 | 620 | $23.07 | to | $26.67 | $14,982 | 2.02% | 0.00% | to | 1.50% | -8.27% | to | -6.85% |
| 2017 | 612 | $25.15 | to | $28.63 | $16,042 | 1.91% | 0.00% | to | 1.50% | 11.53% | to | 13.21% |
| 2016 | 571 | $22.55 | to | $25.29 | $13,396 | 1.30% | 0.00% | to | 1.50% | 13.60% | to | 15.32% |
| 2015 | 463 | $19.85 | to | $21.93 | $9,518 | 1.46% | 0.00% | to | 1.50% | -5.21% | to | -3.77% |
| 2014 | 382 | $20.94 | to | $22.79 | $8,242 | 1.23% | 0.00% | to | 1.50% | 10.56% | to | 12.21% |

314

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | | | | | | | | | | | | |
| 2018 | 492 | $29.71 | to | $34.34 | $15,370 | 0.43% | 0.00% | to | 1.50% | -6.78% | to | -5.37% |
| 2017 | 487 | $31.87 | to | $36.29 | $16,225 | 0.66% | 0.00% | to | 1.50% | 22.48% | to | 24.37% |
| 2016 | 473 | $26.02 | to | $29.18 | $12,817 | 0.69% | 0.00% | to | 1.50% | 5.26% | to | 6.81% |
| 2015 | 434 | $24.72 | to | $27.32 | $11,132 | 0.71% | 0.00% | to | 1.50% | -2.29% | to | -0.76% |
| 2014 | 387 | $25.30 | to | $27.53 | $10,138 | 0.21% | 0.00% | to | 1.50% | 9.48% | to | 11.10% |
| Voya Russell™ Mid Cap Index Portfolio - Class I | | | | | | | | | | | | |
| 2018 | 8,181 | $10.05 | to | $21.43 | $140,564 | 1.48% | 0.00% | to | 1.60% | -10.72% | to | -9.31% |
| 2017 | 8,340 | $11.16 | to | $23.63 | $159,494 | 1.56% | 0.00% | to | 1.60% | 16.11% | to | 17.97% |
| 2016 | 5,610 | $11.17 | to | $20.03 | $105,572 | 1.26% | 0.00% | to | 1.70% | 11.48% | to | 13.42% |
| 2015 | 4,628 | $15.39 | to | $17.66 | $77,658 | 1.28% | 0.00% | to | 1.80% | -4.42% | to | -2.81% |
| 2014 | 3,618 | $16.29 | to | $18.17 | $62,848 | 0.96% | 0.00% | to | 1.65% | 10.89% | to | 12.72% |
| Voya Russell™ Small Cap Index Portfolio - Class I | | | | | | | | | | | | |
| 2018 | 4,174 | $9.77 | to | $21.33 | $67,456 | 1.16% | 0.00% | to | 1.55% | -12.65% | to | -11.27% |
| 2017 | 3,853 | $11.09 | to | $24.04 | $70,922 | 1.15% | 0.00% | to | 1.55% | 12.55% | to | 14.26% |
| 2016 | 2,347 | $12.42 | to | $21.04 | $45,782 | 1.24% | 0.00% | to | 1.70% | 19.07% | to | 21.13% |
| 2015 | 2,082 | $15.26 | to | $17.37 | $33,953 | 1.07% | 0.00% | to | 1.70% | -6.13% | to | -4.56% |
| 2014 | 1,730 | $16.31 | to | $18.20 | $29,802 | 0.98% | 0.00% | to | 1.65% | 3.23% | to | 4.96% |
| Voya Small Company Portfolio - Class I | | | | | | | | | | | | |
| 2018 | 3,081 | $26.63 | to | $65.49 | $127,882 | 0.57% | 0.00% | to | 1.50% | -17.12% | to | -15.84% |
| 2017 | 3,514 | $21.78 | to | $77.82 | $178,760 | 0.33% | 0.00% | to | 1.50% | 9.62% | to | 11.30% |
| 2016 | 3,641 | $19.75 | to | $69.93 | $169,597 | 0.42% | 0.00% | to | 1.50% | 22.62% | to | 24.50% |
| 2015 | 3,689 | $16.01 | to | $56.17 | $140,805 | 0.50% | 0.00% | to | 1.50% | -2.27% | to | -0.76% |
| 2014 | 3,880 | $16.28 | to | $56.62 | $151,114 | 0.35% | 0.00% | to | 1.50% | 4.94% | to | 6.51% |
| Voya Small Company Portfolio - Class S | | | | | | | | | | | | |
| 2018 | 5 | $24.12 | | | $129 | — | | | 0.35% | | | -16.34% |
| 2017 | 5 | $28.83 | | | $146 | 0.19% | | | 0.35% | | | 10.63% |
| 2016 | 15 | $26.06 | | | $401 | 0.18% | | | 0.35% | | | 23.74% |
| 2015 | 15 | $21.06 | | | $314 | 0.33% | | | 0.35% | | | -1.40% |
| 2014 | 14 | $21.36 | | | $301 | — | | | 0.35% | | | 5.90% |

315

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya U.S. Bond Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2018 | | 1,292 | $11.54 | to | $13.96 | $16,449 | 2.27% | 0.00% | to | 1.80% | -2.12% | to | -0.36% |
| 2017 | | 1,221 | $11.79 | to | $14.01 | $15,746 | 2.35% | 0.00% | to | 1.80% | 1.38% | to | 3.17% |
| 2016 | | 1,281 | $11.63 | to | $13.58 | $16,169 | 2.28% | 0.00% | to | 1.80% | 0.43% | to | 2.34% |
| 2015 | | 1,070 | $11.58 | to | $13.27 | $13,331 | 2.29% | 0.00% | to | 1.80% | -1.53% | to | 0.23% |
| 2014 | | 982 | $11.76 | to | $13.24 | $12,284 | 1.95% | 0.00% | to | 1.80% | 3.89% | to | 5.75% |
| **Voya MidCap Opportunities Portfolio - Class I** | | | | | | | | | | | | | |
| 2018 | | 7,662 | $15.24 | to | $38.17 | $226,057 | — | 0.00% | to | 1.55% | -8.91% | to | -7.48% |
| 2017 | | 7,897 | $16.73 | to | $41.46 | $255,230 | 0.11% | 0.00% | to | 1.55% | 23.24% | to | 25.12% |
| 2016 | | 5,238 | $13.69 | to | $33.31 | $132,120 | — | 0.00% | to | 1.50% | 5.66% | to | 7.28% |
| 2015 | | 5,335 | $12.94 | to | $31.21 | $128,449 | — | 0.00% | to | 1.50% | -0.97% | to | 0.52% |
| 2014 | | 5,371 | $13.03 | to | $31.20 | $131,603 | 0.41% | 0.00% | to | 1.50% | 7.23% | to | 8.85% |
| **Voya MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | | |
| 2018 | | 41 | $21.58 | to | $30.69 | $1,008 | — | 0.30% | to | 1.55% | -9.14% | to | -7.96% |
| 2017 | | 41 | $23.75 | to | $33.37 | $1,104 | — | 0.30% | to | 1.55% | 22.87% | to | 24.37% |
| 2016 | | 49 | $19.33 | to | $26.84 | $1,066 | — | 0.30% | to | 1.55% | 5.34% | to | 6.70% |
| 2015 | | 60 | $18.35 | to | $25.17 | $1,232 | — | 0.20% | to | 1.55% | -1.29% | to | 0.05% |
| 2014 | | 67 | $18.59 | to | $25.19 | $1,396 | 0.29% | 0.20% | to | 1.55% | 6.90% | to | 8.16% |
| **Voya SmallCap Opportunities Portfolio - Class I** | | | | | | | | | | | | | |
| 2018 | | 3,223 | $11.82 | to | $32.26 | $55,777 | — | 0.00% | to | 1.55% | -17.17% | to | -15.85% |
| 2017 | | 3,289 | $14.22 | to | $38.42 | $69,587 | 0.08% | 0.00% | to | 1.55% | 16.96% | to | 18.73% |
| 2016 | | 3,119 | $12.13 | to | $32.18 | $56,707 | — | 0.00% | to | 1.65% | 11.53% | to | 13.39% |
| 2015 | | 3,040 | $10.82 | to | $28.65 | $50,351 | — | 0.00% | to | 1.65% | -2.35% | to | -0.91% |
| 2014 | | 2,382 | $11.05 | to | $28.97 | $42,392 | — | 0.00% | to | 1.75% | 4.01% | to | 5.63% |
| **Voya SmallCap Opportunities Portfolio - Class S** | | | | | | | | | | | | | |
| 2018 | | 4 | $25.65 | | | $104 | — | 0.35% | | | -16.40% | | |
| 2017 | | 4 | $30.68 | | | $109 | — | 0.35% | | | 18.05% | | |
| 2016 | | 4 | $25.99 | | | $99 | — | 0.35% | | | 12.71% | | |
| 2015 | | 5 | $23.06 | | | $121 | — | 0.35% | | | -1.50% | | |
| 2014 | | 6 | $23.41 | | | $139 | — | 0.35% | | | 4.98% | | |

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Wanger International** | | | | | | | | | | | | |
| 2018 | 2,737 | $11.48 | to | $14.10 | $35,293 | 2.21% | 0.00% | to | 1.50% | -18.97% | to | -17.69% |
| 2017 | 2,935 | $14.07 | to | $17.13 | $46,316 | 1.20% | 0.00% | to | 1.50% | 30.94% | to | 32.89% |
| 2016 | 3,461 | $10.68 | to | $12.89 | $41,297 | 1.19% | 0.00% | to | 1.50% | -2.87% | to | -1.38% |
| 2015 | 3,634 | $10.93 | to | $13.07 | $44,253 | 1.50% | 0.00% | to | 1.50% | -1.37% | to | 0.09% |
| 2014 | 3,757 | $11.02 | to | $13.06 | $46,020 | 1.53% | 0.00% | to | 1.60% | -5.94% | to | -4.35% |
| **Wanger Select** | | | | | | | | | | | | |
| 2018 | 2,040 | $15.80 | to | $30.43 | $54,081 | 0.18% | 0.00% | to | 1.65% | -13.71% | to | -12.41% |
| 2017 | 2,337 | $18.20 | to | $34.74 | $71,676 | 0.18% | 0.00% | to | 1.75% | 24.48% | to | 26.65% |
| 2016 | 2,502 | $14.50 | to | $27.43 | $61,099 | 0.16% | 0.00% | to | 1.75% | 11.67% | to | 13.38% |
| 2015 | 2,867 | $12.91 | to | $24.20 | $62,371 | 0.01% | 0.00% | to | 1.65% | -1.22% | to | 0.25% |
| 2014 | 3,331 | $12.99 | to | $24.14 | $73,151 | — | 0.00% | to | 1.75% | 1.39% | to | 3.43% |
| **Wanger USA** | | | | | | | | | | | | |
| 2018 | 2,601 | $11.11 | to | $33.76 | $77,471 | 0.11% | 0.00% | to | 1.55% | -2.96% | to | -1.42% |
| 2017 | 2,586 | $11.39 | to | $34.26 | $79,557 | — | 0.00% | to | 1.75% | 17.50% | to | 19.58% |
| 2016 | 2,642 | $15.22 | to | $28.79 | $68,640 | — | 0.00% | to | 1.75% | 11.73% | to | 13.69% |
| 2015 | 2,789 | $13.50 | to | $25.50 | $64,131 | — | 0.00% | to | 1.75% | -2.34% | to | -0.60% |
| 2014 | 2,947 | $13.70 | to | $25.84 | $68,668 | — | 0.00% | to | 1.75% | 2.96% | to | 4.79% |
| **Washington Mutual Investors Fund[SM] - Class R-3** | | | | | | | | | | | | |
| 2018 | 98 | $21.82 | to | $27.50 | $2,484 | 1.50% | 0.00% | to | 1.55% | -4.80% | to | -3.53% |
| 2017 | 113 | $22.92 | to | $27.46 | $2,965 | 1.54% | 0.25% | to | 1.55% | 17.90% | to | 19.44% |
| 2016 | 123 | $19.44 | to | $22.99 | $2,724 | 1.49% | 0.25% | to | 1.55% | 11.28% | to | 12.60% |
| 2015 | 148 | $17.47 | to | $21.02 | $2,936 | 1.77% | 0.00% | to | 1.55% | -2.07% | to | -0.47% |
| 2014 | 242 | $17.84 | to | $21.12 | $4,859 | 1.46% | 0.00% | to | 1.55% | 9.11% | to | 10.81% |
| **Washington Mutual Investors Fund[SM] - Class R-4** | | | | | | | | | | | | |
| 2018 | 8,042 | $11.02 | to | $28.56 | $189,561 | 1.90% | 0.00% | to | 1.50% | -4.48% | to | -2.98% |
| 2017 | 7,659 | $11.44 | to | $29.47 | $191,542 | 1.88% | 0.00% | to | 1.50% | 18.33% | to | 20.13% |
| 2016 | 7,095 | $16.13 | to | $24.56 | $152,821 | 1.91% | 0.00% | to | 1.50% | 11.67% | to | 13.33% |
| 2015 | 6,613 | $14.36 | to | $21.69 | $127,190 | 1.96% | 0.00% | to | 1.50% | -1.71% | to | -0.26% |
| 2014 | 6,771 | $14.52 | to | $21.76 | $132,246 | 1.70% | 0.00% | to | 1.50% | 9.53% | to | 11.16% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | Total Return[D] (lowest to highest) |
|---|---|---|---|---|---|---|---|
| Wells Fargo Small Cap Value Fund - Class A | | | | | | | |
| 2018 | | 7 | $15.92 | $105 | — | 1.00% | -19.64% |
| 2017 | | 7 | $19.81 | $131 | — | 1.00% | 12.75% |
| 2016 | | 9 | $17.57 | $153 | — | 1.00% | 31.41% |
| 2015 | | 7 | $13.37 | $95 | — | 1.00% | -11.57% |
| 2014 | | 7 | $15.12 | $108 | 0.90% | 1.00% | 2.44% |
| Wells Fargo Small Company Growth Fund - Administrator Class | | | | | | | |
| 2018 | | 461 | $12.85 to $13.37 | $6,008 | — | 0.25% to 1.50% | -5.34% to -4.39% |
| 2017 | | 46 | $13.53 to $13.94 | $636 | — | 0.30% to 1.50% | 18.87% to 19.72% |
| 2016 | 5/17/2016 | 19 | $11.38 to $11.61 | $216 | (c) | 0.50% to 1.25% | (c) |
| 2015 | | (c) | (c) | (c) | (c) | (c) | (c) |
| 2014 | | (c) | (c) | (c) | (c) | (c) | (c) |
| Wells Fargo Special Small Cap Value Fund - Class A | | | | | | | |
| 2018 | | 2,450 | $18.11 to $49.00 | $99,804 | 0.46% | 0.00% to 1.55% | -15.07% to -13.71% |
| 2017 | | 2,664 | $21.18 to $56.85 | $127,478 | 0.92% | 0.00% to 1.55% | 9.40% to 11.07% |
| 2016 | | 2,852 | $19.25 to $51.24 | $124,195 | 0.58% | 0.00% to 1.50% | 26.96% to 28.91% |
| 2015 | | 3,031 | $15.07 to $39.80 | $103,636 | 0.69% | 0.00% to 1.50% | -5.98% to -4.58% |
| 2014 | | 3,271 | $15.93 to $41.74 | $118,489 | 0.75% | 0.00% to 1.50% | 5.77% to 7.34% |

318

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

(a) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2017, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2018, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A  The Fund Inception Date represents the first date the fund received money.

B  The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C  The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D  Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**

**Report of Independent Registered Public Accounting Firm**

To the Shareholder and the Board of Directors of
Voya Retirement Insurance and Annuity Company

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 14, 2019

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2018 and 2017**
(In millions, except share and per share data)

| | As of December 31, | |
| --- | --- | --- |
| | **2018** | **2017** |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $22,860 as of 2018 and $21,774 as of 2017) | $ 22,981 | $ 23,141 |
| Fixed maturities, at fair value using the fair value option | 1,171 | 941 |
| Equity securities, at fair value (cost of $45 as of 2018 and 2017) | 57 | 60 |
| Short-term investments | 50 | 25 |
| Mortgage loans on real estate, net of valuation allowance of $1 as of 2018 and 2017 | 4,918 | 4,910 |
| Policy loans | 210 | 214 |
| Limited partnerships/corporations | 583 | 411 |
| Derivatives | 128 | 136 |
| Securities pledged (amortized cost of $867 as of 2018 and $864 as of 2017) | 882 | 960 |
| Other investments | 40 | — |
| Total investments | 31,020 | 30,798 |
| Cash and cash equivalents | 364 | 288 |
| Short-term investments under securities loan agreements, including collateral delivered | 793 | 765 |
| Accrued investment income | 301 | 304 |
| Premiums receivable and reinsurance recoverable | 1,409 | 1,496 |
| Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners | 1,104 | 766 |
| Notes receivable from affiliate | — | 175 |
| Short-term loan to affiliate | — | 80 |
| Current income tax recoverable | 35 | — |
| Due from affiliates | 54 | 60 |
| Property and equipment | 62 | 64 |
| Other assets | 251 | 140 |
| Assets held in separate accounts | 67,323 | 73,036 |
| Total assets | $ 102,716 | $ 107,972 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2018 and 2017**
(In millions, except share and per share data)

| | As of December 31, | | |
|---|---|---|---|
| | **2018** | | **2017** |
| **Liabilities and Shareholder's Equity** | | | |
| Future policy benefits and contract owner account balances | $ | 30,695 $ | 29,669 |
| Payable for securities purchased | | 49 | 79 |
| Payables under securities loan agreements, including collateral held | | 827 | 845 |
| Due to affiliates | | 73 | 61 |
| Derivatives | | 99 | 85 |
| Current income tax payable to Parent | | — | 23 |
| Deferred income taxes | | 64 | 187 |
| Other liabilities | | 264 | 406 |
| Liabilities related to separate accounts | | 67,323 | 73,036 |
| Total liabilities | | 99,394 | 104,391 |
| | | | |
| Commitments and Contingencies (Note 13) | | | |
| | | | |
| Shareholder's equity: | | | |
| Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2018 and 2017; $50 par value per share) | | 3 | 3 |
| Additional paid-in capital | | 2,728 | 2,730 |
| Accumulated other comprehensive income (loss) | | 108 | 818 |
| Retained earnings (deficit) | | 483 | 30 |
| Total shareholder's equity | | 3,322 | 3,581 |
| Total liabilities and shareholder's equity | $ | 102,716 $ | 107,972 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Operations**
**For the Years Ended December 31, 2018, 2017 and 2016**
(In millions)

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | 2018 | | 2017 | 2016 |
| **Revenues:** | | | | |
| Net investment income | $ | 1,623 | $ 1,520 | $ 1,501 |
| Fee income | | 695 | 713 | 725 |
| Premiums | | 41 | 48 | 870 |
| Broker-dealer commission revenue | | 69 | 170 | 175 |
| Net realized capital gains (losses): | | | | |
| Total other-than-temporary impairments | | (18) | (19) | (19) |
| Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss) | | 2 | (7) | — |
| Net other-than-temporary impairments recognized in earnings | | (20) | (12) | (19) |
| Other net realized capital gains (losses) | | (222) | (188) | (194) |
| Total net realized capital gains (losses) | | (242) | (200) | (213) |
| Other revenue | | 13 | — | (2) |
| Total revenues | | 2,199 | 2,251 | 3,056 |
| **Benefits and expenses:** | | | | |
| Interest credited and other benefits to contract owners/ policyholders | | 828 | 958 | 1,765 |
| Operating expenses | | 647 | 801 | 815 |
| Broker-dealer commission expense | | 69 | 170 | 175 |
| Net amortization of Deferred policy acquisition costs and Value of business acquired | | 86 | 233 | 167 |
| Total benefits and expenses | | 1,630 | 2,162 | 2,922 |
| Income (loss) before income taxes | | 569 | 89 | 134 |
| Income tax expense (benefit) | | 74 | (121) | 21 |
| Net income (loss) | $ | 495 | $ 210 | $ 113 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Comprehensive Income**
**For the Years Ended December 31, 2018, 2017 and 2016**
(In millions)

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2018** | | **2017** | | **2016** | |
| Net income (loss) | $ | 495 | $ | 210 | $ | 113 |
| Other comprehensive income (loss), before tax: | | | | | | |
|   Unrealized gains/losses on securities | | (897) | | 387 | | 258 |
|   Other-than-temporary impairments | | 8 | | (4) | | 9 |
|   Pension and other postretirement benefits liability | | (1) | | (2) | | (1) |
| Other comprehensive income (loss), before tax | | (890) | | 381 | | 266 |
| Income tax expense (benefit) related to items of other comprehensive income (loss) | | (192) | | 122 | | 93 |
| Other comprehensive income (loss), after tax | | (698) | | 259 | | 173 |
| Comprehensive income (loss) | $ | (203) | $ | 469 | $ | 286 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Changes in Shareholder's Equity**
**For the Years Ended December 31, 2018, 2017 and 2016**
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2016 | $ 3 | $ 3,272 | $ 386 | $ (293) | $ 3,368 |
| Comprehensive income (loss): | | | | | |
|   Net income (loss) | — | — | — | 113 | 113 |
|   Other comprehensive income (loss), after tax | — | — | 173 | — | 173 |
| Total comprehensive income (loss) | | | | | 286 |
| Dividends paid and distributions of capital | — | (278) | — | — | (278) |
| Employee related benefits | — | — | — | — | — |
| Balance as of December 31, 2016 | 3 | 2,994 | 559 | (180) | 3,376 |
| Comprehensive income (loss): | | | | | |
|   Net income (loss) | — | — | — | 210 | 210 |
|   Other comprehensive income (loss), after tax | — | — | 259 | — | 259 |
| Total comprehensive income (loss) | | | | | 469 |
| Dividends paid and distributions of capital | — | (265) | — | — | (265) |
| Employee related benefits | — | 1 | — | — | 1 |
| Balance as of December 31, 2017- As previously filed | 3 | 2,730 | 818 | 30 | 3,581 |
| | | | | | |
| Cumulative effect of changes in accounting: | | | | | |
|   Adjustment for adoption of ASU 2014-09 | — | — | — | 72 | 72 |
|   Adjustment for adoption of ASU 2016-01 | — | — | (12) | 12 | — |
| Balance as of January 1, 2018 - As adjusted | 3 | 2,730 | 806 | 114 | 3,653 |
| Comprehensive income (loss): | | | | | |
|   Net income (loss) | — | — | — | 495 | 495 |
|   Other comprehensive income (loss), after tax | — | — | (698) | — | (698) |
| Total comprehensive income (loss) | | | | | (203) |
| Dividends paid and distributions of capital | — | — | — | (126) | (126) |
| Employee related benefits | — | (2) | — | — | (2) |
| Balance as of December 31, 2018 | $ 3 | $ 2,728 | $ 108 | $ 483 | $ 3,322 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2018, 2017 and 2016**
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2018 | 2017 | 2016 |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 495 | $ 210 | $ 113 |
| Adjustments to reconcile Net income (loss) to Net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements | (64) | (80) | (80) |
| Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements | 87 | 234 | 168 |
| Net accretion/amortization of discount/premium | (3) | 12 | (1) |
| Future policy benefits, claims reserves and interest credited | 547 | 534 | 1,289 |
| Deferred income tax (benefit) expense | 49 | (158) | (3) |
| Net realized capital losses | 242 | 200 | 213 |
| Depreciation | 2 | 3 | 4 |
| Change in: | | | |
| Accrued investment income | 3 | (3) | (6) |
| Premiums receivable and reinsurance recoverable | 87 | 138 | 205 |
| Other receivables and asset accruals | (15) | 21 | 7 |
| Due to/from affiliates | 18 | (105) | 30 |
| Other payables and accruals | (169) | (3) | 126 |
| Other, net | (33) | (24) | (11) |
| Net cash provided by operating activities | 1,246 | 979 | 2,054 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, disposal or redemption of: | | | |
| Fixed maturities | 3,983 | 4,462 | 3,184 |
| Equity securities, available-for-sale | 3 | 25 | 49 |
| Mortgage loans on real estate | 598 | 494 | 375 |
| Limited partnerships/corporations | 99 | 81 | 71 |
| Acquisition of: | | | |
| Fixed maturities | (5,475) | (4,247) | (5,664) |
| Equity securities, available-for-sale | (3) | (2) | — |
| Mortgage loans on real estate | (606) | (1,149) | (900) |
| Limited partnerships/corporations | (254) | (120) | (113) |
| Derivatives, net | 23 | 203 | 28 |
| Policy loans, net | 4 | 5 | 11 |
| Short-term investments, net | (26) | 8 | (33) |
| Short-term loan to affiliate, net | 80 | (80) | — |
| Collateral received (delivered), net | (46) | (189) | (30) |
| Other investments, net | (40) | — | — |
| Net cash used in investing activities | (1,660) | (509) | (3,022) |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2018, 2017 and 2016**
(In millions)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2018 | | 2017 | | 2016 |
| **Cash Flows from Financing Activities:** | | | | | | |
| Deposits received for investment contracts | $ | 3,744 | $ | 2,380 | $ | 3,746 |
| Maturities and withdrawals from investment contracts | | (3,108) | | (2,794) | | (2,534) |
| Settlements on deposit contracts | | (20) | | (64) | | (66) |
| Dividends paid and return of capital distribution | | (126) | | (265) | | (278) |
| Net cash (used in) provided by financing activities | | 490 | | (743) | | 868 |
| Net increase (decrease) in cash and cash equivalents | | 76 | | (273) | | (100) |
| Cash and cash equivalents, beginning of period | | 288 | | 561 | | 661 |
| Cash and cash equivalents, end of period | $ | 364 | $ | 288 | $ | 561 |
| **Supplemental cash flow information:** | | | | | | |
| Income taxes paid, net | $ | 83 | $ | 13 | $ | 15 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

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## 1.     Business, Basis of Presentation and Significant Accounting Policies

*Business*

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States.  VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands.  In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

As of June 1, 2018, Directed Services LLC ("DSL") was divested pursuant to the transaction described below. Subsequent to the transaction, VRIAC has one wholly owned non-insurance subsidiary, Voya Financial Partners, LLC ("VFP").

On June 1, 2018, VRIAC's ultimate parent, Voya Financial, consummated a series of transactions (collectively, the "Transaction") pursuant to a Master Transaction Agreement dated December 20, 2017 (the "MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"). As part of the Transaction, VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") acquired certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's broker-dealer subsidiary. Following the closing of the Transaction, VRIAC acquired a 9.99% equity interest in VA Capital.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals.  The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients.  Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial's retail broker-dealer, Voya Financial Advisors, Inc. ("VFA").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. The Company's products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options.  In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company.  Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

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### Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP and DSL. Intercompany transactions and balances have been eliminated. As of June 1, 2018, DSL was divested pursuant to the Transaction.

### Significant Accounting Policies

*Estimates and Assumptions*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

*Fair Value Measurement*

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

*Investments*

The accounting policies for the Company's principal investments are as follows:

*Fixed Maturities and Equity Securities*:  Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2016-01 "Financial Instruments-Overall (ASC Subtopic 825-10):Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01") (See the *Adoption of New Pronouncements* section below). As a result, the Company measures its equity securities at fair value and recognizes any changes in fair value in net income. Prior to adoption, equity securities were designated as available-for-sale and reported at fair value with unrealized capital gains (losses) recorded in Accumulated other comprehensive income (loss) ("AOCI").

The Company's fixed maturities  are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO").  Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

*Short-term Investments*: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

*Assets Held in Separate Accounts*: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

*Mortgage Loans on Real Estate*: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

*Policy Loans*: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

*Limited Partnerships/Corporations*: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

*Securities Lending*: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

*Impairments*

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

*Derivatives*

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

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*Deferred Policy Acquisition Costs and Value of Business Acquired*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest.  Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.  DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract.  These transactions are identified as internal replacements.  Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts.  Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts.  Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations.  Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses.  Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

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*Contract Costs Associated with Certain Financial Services Contracts*

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance financial services contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

The Company defers (1) incremental commissions and variable compensation paid to the Company's direct sales force, consultant channel, and intermediary partners, as a result of obtaining certain financial services contracts and (2) account set-up expenses on certain recordkeeping contracts. The Company expenses as incurred deferrable contract costs for which the amortization period would be one year or less (based on the U.S. GAAP practical expedient) and other contract-related costs. The Company periodically reviews contract cost assets for impairment. Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

As of December 31, 2018, contract cost assets were $93. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years. This method is consistent with the transfer of services to which the assets relate. For the year ended December 31, 2018, amortization expenses of $18 were recorded in Operating expenses in the Consolidated Statements of Operations. There was no impairment loss in relation to the contract costs capitalized.

*Future Policy Benefits and Contract Owner Account Balances*

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.3% for the years 2018, 2017 and 2016. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

*GMDB*:  Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments.  Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC.  The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

*FIA*: The Company issues FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

*Stabilizer and MCG*: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums.  At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions.The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates.  Investment income and investment gains and losses generally accrue directly to such contract owners.  The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity.  Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities.  At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is generally invested in Short-term investments, with the offsetting obligation to repay the loan included within Payables under securities loan agreements, including collateral held on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments.  The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Recognition of Revenue*

Insurance Revenue and Related Benefits
Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Financial Services Revenue
Revenue for various financial services is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties. For recordkeeping and administration services, the Company recognizes revenue as services are provided, generally over time. In addition, the Company may arrange for sub-advisory services for a customer under certain contracts. Revenue is recognized when the Company has satisfied a performance obligation by transferring control of a service to a customer. Contract terms are typically less than one year, and consideration is generally variable and due as services are rendered.

For distribution and shareholder servicing revenue, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

For a description of principal activities from which the Company generates revenue, see the *Business* section above for further information.

Revenue for various financial services is recorded in Fee income or Other revenue in the Consolidated Statements of Operations.

Financial services revenue is disaggregated by type of service in the following table and represents approximately 14.8% of total revenue for the year ended December 31, 2018. For the year ended December 31, 2018, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods.

| | Year Ended December 31, 2018 | |
|---|---|---|
| **Service Line** | | |
| Recordkeeping & administration | $ | 202 |
| Distribution & shareholder servicing | | 123 |
| Total financial services revenue | $ | 325 |

Receivables of $63 are included in Other assets on the Consolidated Balance Sheet as of December 31, 2018.

*Income Taxes*

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis and as regulatory and business factors change.

Items required by tax law to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior

Table of Contents
**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards.  The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority.  The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority.  Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements.  Tax positions that meet this standard are recognized in the Consolidated Financial Statements.  The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

*Reinsurance*

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

*Long-duration*: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability.  Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

*Employee Benefits Plans*

The Company, in conjunction with Voya Services Company, sponsors non-qualified defined benefit pension plans covering eligible employees, sales representatives and other individuals.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in respect of non-qualified defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans on the Consolidated Balance Sheets.

Net periodic benefit cost for the non-qualified defined benefit pension plans is determined using management estimates and actuarial assumptions to derive service cost and interest cost for a particular year. The obligations and expenses associated with these plans require use of assumptions, such as discount rate and rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

*Contingencies*

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### *Adoption of New Pronouncements*

The following table provides a description of the Company's adoption of new ASUs issued by the Financial Accounting Standards Board and the impact of the adoption on the Company's financial statements.

| Standard | Description of Requirements | Effective date and method of adoption | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2017-05, Derecognition of Nonfinancial Assets | This standard, issued in February 2017, requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see *Revenue from Contracts with Customers* below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer. | January 1, 2018 using the modified retrospective method. | The adoption had no effect on the Company's financial condition, results of operations, or cash flows. |
| ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments | This standard, issued in August 2016, addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues. | January 1, 2018 using the retrospective method. | The adoption had no effect on the Company's financial condition, results of operations, or cash flows. |
| ASU 2016-09, Improvements to Employee Share-Based Payment Accounting | This standard, issued in March 2016, simplifies the accounting for share-based payment award transactions with respect to: • The income tax consequences of awards, • The impact of forfeitures on the recognition of expense for awards, • Classification of awards as either equity or liabilities, and • Classification on the statement of cash flows. | January 1, 2017 using the transition method prescribed for each applicable provision. | The guidance was adopted using the various transition methods as prescribed by the ASU and did not have a material impact on the Company's financial condition, results of operations, or cash flows. |
| ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities | This standard, issued in January 2016, addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, including requiring: • Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income. • Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost. | January 1, 2018 using the modified retrospective method, except for certain provisions that were required to be applied using the prospective method. | The impact to the January 1, 2018 Consolidated Balance Sheet was a $12 increase, net of tax, to Retained earnings (deficit) with a corresponding decrease of $12, net of tax, to AOCI to recognize the unrealized gain associated with Equity securities. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. Under previous guidance, prior to January 1, 2018, Equity securities were classified as available for sale with changes in fair value recognized in Other comprehensive income. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Standard | Description of Requirements | Effective date and method of adoption | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2014-09, Revenue from Contracts with Customers | This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance. | January 1, 2018 using the modified retrospective method. | The adoption had no impact on revenue recognition. However, the adoption resulted in a $90 increase in Other assets to capitalize costs to obtain and fulfill certain financial services contracts. This adjustment was offset by a related $18 increase in deferred tax liabilities, resulting in a net $72 increase to Retained earnings (deficit) on the Consolidated Balance Sheet as of January 1, 2018. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09. (See the *Significant Accounting Policies* section.)<br><br>Comparative information has not been adjusted and continues to be reported under previous revenue recognition guidance. As of December 31, 2018, the adoption of ASU 2014-09 resulted in a $93 increase in Other assets, reduced by a related $20 decrease in Deferred income taxes, resulting in a net $73 increase to Retained earnings (deficit) on the Consolidated Balance Sheet. For the year ended December 31, 2018 , the adoption resulted in a $3 increase in Operating expenses on the Consolidated Statement of Operations and had no impact on Net cash provided by operating activities. |

***Future Adoption of Accounting Pronouncements***

Long-Duration Contracts

In August 2018, the FASB issued ASU 2018-12, "Financial Services - Insurance (Topic 944) Targeted Improvements to the Accounting for Long-Duration Contracts" ("ASU 2018-12"), which changes the measurement and disclosures of insurance liabilities and deferred acquisition costs for long-duration contracts issued by insurers. The provisions of ASU 2018-12 are effective for fiscal years beginning after December 15, 2020, including interim periods, with early adoption permitted. The Company is currently in the process of evaluating the provisions of ASU 2018-12. While it is not possible to estimate the expected impact of adoption at this time, the Company believes there is a reasonable possibility that implementation of ASU 2018-12 may result in a significant impact on Shareholders' equity and future earnings patterns.

In addition to requiring significantly expanded interim and annual disclosures regarding long-duration insurance contract assets and liabilities, ASU 2018-12's provisions include modifications to the accounting for such contracts in the following areas:

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| ASU 2018-12 Subject Area | Description of Requirements | Transition Provisions | Effect on the financial statements or other significant matters |
|---|---|---|---|
| Assumptions used to measure the liability for future policy benefits for nonparticipating traditional and limited payment insurance contracts | Requires insurers to review and, if necessary, update cash flow assumptions at least annually.<br><br>The effect of updating cash flow assumptions will be measured on a retrospective catch-up basis and presented in the Statement of operations in the period in which the update is made.<br><br>The rate used to discount the liability for future policy benefits will be required to be updated quarterly, with related changes in the liability recorded in Accumulated other comprehensive income. The discount rate will be based on an upper-medium grade fixed-income corporate instrument yield reflecting the duration characteristics of the relevant liabilities. | Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. Under either method, upon adoption the liability for future policy benefits will be remeasured using current discount rates as of the beginning of the earliest period presented with the impact recorded as a cumulative effect adjustment to AOCI. | The application of periodic assumption updates for nonparticipating traditional and limited payment insurance contracts is significantly different from the current accounting approach for such liabilities, which is based on assumptions that are locked in at contract inception unless a premium deficiency occurs. Under the current accounting guidance, the liability discount rate is based on expected yields on the underlying investment portfolio held by the insurer.<br><br>The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated. |
| Measurement of market risk benefits | Creates a new category of benefit features called market risk benefits, defined as features that protect contract holders from capital market risk and expose the insurers to that risk. Market risk benefits will be required to be measured at fair value, with changes in fair value recognized in the Statement of operations, except for changes in fair value attributable to changes in the instrument-specific credit risk, which will be recorded in Accumulated other comprehensive income. | Full retrospective application is required. Upon adoption, any difference between the fair value and pre-adoption carrying value of market risk benefits not currently measured at fair value will be recorded to retained earnings. In addition, the cumulative effect of changes in instrument-specific credit risk will be reclassified from retained earnings to AOCI. | Under the current accounting guidance, certain features that are expected to meet the definition of market risk benefits are accounted for as either insurance liabilities or embedded derivatives.<br><br>The implications of these requirements and related potential financial statement impacts are currently being evaluated. |
| Amortization of DAC and other balances | Requires DAC (and other balances that refer to the DAC model, such as deferred sales inducement costs and unearned revenue liabilities) for all long-duration contracts to be measured on a constant level basis  over the expected life of the contract. | Initial adoption is required to be reported using either a full retrospective or modified retrospective approach.  The method of transition applied for DAC and other balances must be consistent with the transition method selected for future policy benefit liabilities, as described above. | This approach is intended to approximate straight-line amortization and cannot be based on revenue or profits as it is under the current accounting model. Related amounts in AOCI will be eliminated upon adoption.  ASU 2018-12 did not change the existing accounting guidance related to VOBA and net cost of reinsurance, which allows, but does not require, insurers to amortize such balances on a basis consistent with DAC.<br><br>The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table provides a description of future adoptions of other new accounting standards that may have an impact on the Company's financial statements when adopted:

| Standard | Description of Requirements | Effective date and transition provisions | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2018-15, Implementation costs in a cloud computing arrangement that is a service contract | This standard, issued in August 2018, requires a customer in a hosting arrangement that is a service contract to follow the guidance for internal-use software projects to determine which implementation costs to capitalize as an asset. Capitalized implementation costs are required to be expensed over the term of the hosting arrangement. In addition, a customer is required to apply the impairment and abandonment guidance for long-lived assets to the capitalized implementation costs. Balances related to capitalized implementation costs must be presented in the same financial statement line items as other hosting arrangement balances, and additional disclosures are required. | January 1, 2020 with early adoption permitted. Initial adoption of ASU 2018-15 may be reported either on a prospective or retrospective basis. | The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-15. |
| ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement | This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement. | January 1, 2020 with early adoption permitted. The transition method varies by provision. | The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-13. |
| ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income | This standard, issued in February 2018, permits a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because U.S. GAAP requires that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income. | January 1, 2019 with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized. | The Company intends to adopt ASU 2018-02 as of January 1, 2019. Adoption is expected to result in an increase to Accumulated other comprehensive income of approximately $137, with a corresponding decrease in Retained earnings. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Standard | Description of Requirements | Effective date and transition provisions | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities | This standard, issued in August 2017, enables entities to better portray risk management activities in their financial statements, as follows: • Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk, • Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item, and • Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and modifies required disclosures. In October 2018, the FASB issued an amendment which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting. | January 1, 2019, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach, with the exception of the presentation and disclosure requirements which are required to be applied prospectively. | The Company does not expect ASU 2017-12 to have a material impact on the Company's financial condition, results of operations, or cash flows. |
| ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities | This standard, issued in March 2017, shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date. | January 1, 2019, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach. | The Company does not expect ASU 2017-08 to have material impact on the Company's financial condition, results of operations, or cash flows. |
| ASU 2016-13, Measurement of Credit Losses on Financial Instruments | This standard, issued in June 2016: • Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, • Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, • Modifies the impairment model for available-for-sale debt securities, and • Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination. | January 1, 2019, including interim period, with early adoption permitted. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. | The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Standard | Description of Requirements | Effective date and transition provisions | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2016-02, Leases | This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type.<br><br>ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 and 2019 to clarify and simplify the provisions and implementation guidance of ASU 2016-02. | January 1, 2019, including interim periods, on a modified retrospective basis and with early adoption permitted.<br><br>In July 2018, the FASB issued an amendment that adds an optional transition method to apply the guidance on a modified retrospective basis at the adoption date, which is January 1, 2019. | The Company does not expect that the adoption will have a material impact on the Company's financial condition, results of operations, or cash flows. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 2.      Investments

*Fixed Maturities and Equity Securities*

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2018:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3][4] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 651 | $ 87 | $ — | $ — | $ 738 | $ — |
| U.S. Government agencies and authorities | — | — | — | — | — | — |
| State, municipalities and political subdivisions | 754 | 18 | 8 | — | 764 | — |
| U.S. corporate public securities | 7,908 | 288 | 181 | — | 8,015 | — |
| U.S. corporate private securities | 3,686 | 73 | 106 | — | 3,653 | — |
| Foreign corporate public securities and foreign governments[1] | 2,551 | 69 | 80 | — | 2,540 | — |
| Foreign corporate private securities[1] | 3,235 | 37 | 97 | — | 3,175 | — |
| | | | | | | |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,989 | 54 | 20 | 4 | 2,027 | — |
| Non-Agency | 977 | 39 | 12 | 5 | 1,009 | 3 |
| Total Residential mortgage-backed securities | 2,966 | 93 | 32 | 9 | 3,036 | 3 |
| Commercial mortgage-backed securities | 1,917 | 16 | 28 | — | 1,905 | — |
| Other asset-backed securities | 1,230 | 6 | 28 | — | 1,208 | 2 |
| | | | | | | |
| Total fixed maturities, including securities pledged | 24,898 | 687 | 560 | 9 | 25,034 | 5 |
| Less: Securities pledged | 867 | 45 | 30 | — | 882 | — |
| Total fixed maturities | 24,031 | 642 | 530 | 9 | 24,152 | 5 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $137 of net unrealized gains on impaired available-for-sale securities.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3][4] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 547 | $ 109 | $ — | $ — | $ 656 | $ — |
| U.S. Government agencies and authorities | 3 | — | — | — | 3 | — |
| State, municipalities and political subdivisions | 842 | 40 | 4 | — | 878 | — |
| U.S. corporate public securities | 8,476 | 786 | 26 | — | 9,236 | — |
| U.S. corporate private securities | 3,387 | 148 | 38 | — | 3,497 | — |
| Foreign corporate public securities and foreign governments[1] | 2,594 | 192 | 9 | — | 2,777 | — |
| Foreign corporate private securities[1] | 3,105 | 155 | 45 | — | 3,215 | 7 |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,878 | 65 | 17 | 6 | 1,932 | — |
| Non-Agency | 639 | 54 | 2 | 6 | 697 | 4 |
| Total Residential mortgage-backed securities | 2,517 | 119 | 19 | 12 | 2,629 | 4 |
| Commercial mortgage-backed securities | 1,437 | 39 | 6 | — | 1,470 | — |
| Other asset-backed securities | 671 | 11 | 1 | — | 681 | 2 |
| Total fixed maturities, including securities pledged | 23,579 | 1,599 | 148 | 12 | 25,042 | 13 |
| Less: Securities pledged | 864 | 104 | 8 | — | 960 | — |
| Total fixed maturities | 22,715 | 1,495 | 140 | 12 | 24,082 | 13 |
| Equity securities | 45 | 15 | — | — | 60 | — |
| Total fixed maturities and equity securities investments | $ 22,760 | $ 1,510 | $ 140 | $ 12 | $ 24,142 | $ 13 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $190 of net unrealized gains on impaired available-for-sale securities.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2018, are shown below by contractual maturity.  Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

| | Amortized Cost | | Fair Value | |
|---|---|---|---|---|
| Due to mature: | | | | |
| One year or less | $ | 548 | $ | 552 |
| After one year through five years | | 4,184 | | 4,203 |
| After five years through ten years | | 5,971 | | 5,864 |
| After ten years | | 8,082 | | 8,266 |
| Mortgage-backed securities | | 4,883 | | 4,941 |
| Other asset-backed securities | | 1,230 | | 1,208 |
| Fixed maturities, including securities pledged | $ | 24,898 | $ | 25,034 |

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis.  Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2018 and 2017, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

| | Amortized Cost | | Gross Unrealized Capital Gains | | Gross Unrealized Capital Losses | | Fair Value | |
|---|---|---|---|---|---|---|---|---|
| **December 31, 2018** | | | | | | | | |
| Communications | $ | 1,139 | $ | 55 | $ | 21 | $ | 1,173 |
| Financial | | 2,707 | | 101 | | 47 | | 2,761 |
| Industrial and other companies | | 7,604 | | 152 | | 214 | | 7,542 |
| Energy | | 1,884 | | 55 | | 81 | | 1,858 |
| Utilities | | 2,974 | | 80 | | 74 | | 2,980 |
| Transportation | | 729 | | 14 | | 17 | | 726 |
| Total | $ | 17,037 | $ | 457 | $ | 454 | $ | 17,040 |
| | | | | | | | | |
| **December 31, 2017** | | | | | | | | |
| Communications | $ | 1,145 | $ | 114 | $ | 1 | $ | 1,258 |
| Financial | | 2,750 | | 185 | | 4 | | 2,931 |
| Industrial and other companies | | 7,953 | | 532 | | 65 | | 8,420 |
| Energy | | 1,970 | | 159 | | 33 | | 2,096 |
| Utilities | | 2,725 | | 216 | | 11 | | 2,930 |
| Transportation | | 697 | | 52 | | 2 | | 747 |
| Total | $ | 17,240 | $ | 1,258 | $ | 116 | $ | 18,382 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Fixed Maturities*

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2018 and 2017, approximately 52.5% and 52.1%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

*Repurchase Agreements*

As of December 31, 2018 and 2017, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

*Securities Lending*

As of December 31, 2018 and 2017, the fair value of loaned securities was $759 and $799, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2018 and 2017, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $719 and $744, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2018 and 2017, liabilities to return collateral of $719 and $744, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2018 and 2017, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $67 and $61, respectively.

The following table presents borrowings under securities lending transactions by asset class pledged for the dates indicated:

| | December 31, 2018[1][2] | December 31, 2017[1][2] |
|---|---|---|
| U.S. Treasuries | $ 92 | $ 177 |
| U.S. corporate public securities | 523 | 460 |
| Foreign corporate public securities and foreign governments | 170 | 168 |
| Equity Securities | 1 | — |
| Payables under securities loan agreements | $ 786 | $ 805 |

[1] As of December 31, 2018 and December 31, 2017, borrowings under securities lending transactions include cash collateral of $719 and $744, respectively.
[2] As of December 31, 2018 and December 31, 2017, borrowings under securities lending transactions include non-cash collateral of $67 and $61, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Table of Contents
**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Variable Interest Entities*

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $583 and $411 as of December 31, 2018 and 2017, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

*Securitizations*

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Unrealized Capital Losses*

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2018:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| U.S. Treasuries | $ — | $ — | $ — | $ — | $ 15 | $ — | $ 15 | $ — |
| State, municipalities and political subdivisions | 60 | — | 131 | 3 | 88 | 5 | 279 | 8 |
| U.S. corporate public securities | 1,285 | 37 | 1,775 | 94 | 535 | 50 | 3,595 | 181 |
| U.S. corporate private securities | 639 | 13 | 863 | 27 | 579 | 66 | 2,081 | 106 |
| Foreign corporate public securities and foreign governments | 503 | 12 | 656 | 42 | 169 | 26 | 1,328 | 80 |
| Foreign corporate private securities | 604 | 10 | 900 | 67 | 221 | 20 | 1,725 | 97 |
| Residential mortgage-backed | 345 | 6 | 215 | 5 | 412 | 21 | 972 | 32 |
| Commercial mortgage-backed | 447 | 6 | 418 | 10 | 312 | 12 | 1,177 | 28 |
| Other asset-backed | 476 | 11 | 416 | 16 | 61 | 1 | 953 | 28 |
| Total | $ 4,359 | $ 95 | $ 5,374 | $ 264 | $ 2,392 | $ 201 | $ 12,125 | $ 560 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| U.S. Treasuries | $ 18 | $ — | $ — | $ — | $ 12 | $ — | $ 30 | $ — |
| State, municipalities and political subdivisions | 34 | — | 1 | — | 91 | 4 | 126 | 4 |
| U.S. corporate public securities | 504 | 11 | — | — | 304 | 15 | 808 | 26 |
| U.S. corporate private securities | 226 | 2 | 46 | 2 | 499 | 34 | 771 | 38 |
| Foreign corporate public securities and foreign governments | 148 | 1 | 5 | — | 99 | 8 | 252 | 9 |
| Foreign corporate private securities | 135 | 38 | 13 | — | 161 | 7 | 309 | 45 |
| Residential mortgage-backed | 263 | 5 | 26 | 1 | 438 | 13 | 727 | 19 |
| Commercial mortgage-backed | 436 | 5 | 19 | — | 50 | 1 | 505 | 6 |
| Other asset-backed | 95 | 1 | 9 | — | 38 | — | 142 | 1 |
| Total | $1,859 | $ 63 | $ 119 | $ 3 | $1,692 | $ 82 | $3,670 | $ 148 |

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 92.2% and 95.4% of the average book value as of December 31, 2018 and 2017, respectively.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2018** | | | | | | |
| Six months or less below amortized cost | $ 4,531 | $ 88 | $ 106 | $ 21 | 826 | 25 |
| More than six months and twelve months or less below amortized cost | 5,535 | 73 | 235 | 27 | 1,063 | 6 |
| More than twelve months below amortized cost | 2,378 | 80 | 144 | 27 | 519 | 5 |
| Total | $ 12,444 | $ 241 | $ 485 | $ 75 | 2,408 | 36 |
| | | | | | | |
| **December 31, 2017** | | | | | | |
| Six months or less below amortized cost | $ 1,883 | $ 67 | $ 30 | $ 38 | 433 | 7 |
| More than six months and twelve months or less below amortized cost | 128 | 7 | 4 | 2 | 37 | 1 |
| More than twelve months below amortized cost | 1,661 | 72 | 53 | 21 | 335 | 7 |
| Total | $ 3,672 | $ 146 | $ 87 | $ 61 | 805 | 15 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2018** | | | | | | |
| U.S. Treasuries | $ 15 | $ — | $ — | $ — | 5 | — |
| State, municipalities and political subdivisions | 287 | — | 8 | — | 132 | — |
| U.S. corporate public securities | 3,721 | 55 | 164 | 17 | 796 | 8 |
| U.S. corporate private securities | 2,120 | 67 | 84 | 22 | 245 | 2 |
| Foreign corporate public securities and foreign governments | 1,348 | 60 | 65 | 15 | 307 | 9 |
| Foreign corporate private securities | 1,765 | 57 | 76 | 21 | 157 | 6 |
| Residential mortgage-backed | 1,004 | — | 32 | — | 301 | 8 |
| Commercial mortgage-backed | 1,205 | — | 28 | — | 228 | — |
| Other asset-backed | 979 | 2 | 28 | — | 237 | 3 |
| Total | $ 12,444 | $ 241 | $ 485 | $ 75 | 2,408 | 36 |
| | | | | | | |
| **December 31, 2017** | | | | | | |
| U.S. Treasuries | $ 30 | $ — | $ — | $ — | 6 | — |
| State, municipalities and political subdivisions | 130 | — | 4 | — | 96 | — |
| U.S. corporate public securities | 828 | 6 | 24 | 2 | 167 | 2 |
| U.S. corporate private securities | 743 | 66 | 18 | 20 | 71 | 2 |
| Foreign corporate public securities and foreign governments | 254 | 7 | 7 | 2 | 61 | 1 |
| Foreign corporate private securities | 288 | 66 | 8 | 37 | 35 | 6 |
| Residential mortgage-backed | 746 | — | 19 | — | 194 | 3 |
| Commercial mortgage-backed | 511 | — | 6 | — | 131 | — |
| Other asset-backed | 142 | 1 | 1 | — | 44 | 1 |
| Total | $ 3,672 | $ 146 | $ 87 | $ 61 | 805 | 15 |

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted.  Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment.  Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Troubled Debt Restructuring*

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2018, the Company did not have any new commercial mortgage loan or private placement troubled debt restructuring. As of December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $3.

As of December 31, 2018 and 2017, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

*Mortgage Loans on Real Estate*

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

| | December 31, 2018 | | | December 31, 2017 | | |
|---|---|---|---|---|---|---|
| | Impaired | Non Impaired | Total | Impaired | Non Impaired | Total |
| Commercial mortgage loans | $ 4 | $ 4,915 | $ 4,919 | $ 4 | $ 4,907 | $ 4,911 |
| Collective valuation allowance for losses | N/A | (1) | (1) | N/A | (1) | (1) |
| Total net commercial mortgage loans | $ 4 | $ 4,914 | $ 4,918 | $ 4 | $ 4,906 | $ 4,910 |

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2018, 2017 and 2016.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Collective valuation allowance for losses, balance at January 1 | $ 1 | $ 1 |
| Addition to (reduction of) allowance for losses | — | — |
| Collective valuation allowance for losses, end of period | $ 1 | $ 1 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

|  | December 31, 2018 | December 31, 2017 |
|---|---|---|
| Impaired loans without allowances for losses | $ 4 | $ 4 |
| Less: Allowances for losses on impaired loans | — | — |
| Impaired loans, net | $ 4 | $ 4 |
| Unpaid principal balance of impaired loans | $ 5 | $ 6 |

As of December 31, 2018 and 2017, the Company did not have any impaired loans with allowances for losses.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2018 and 2017.

There was one loan 60 days or less in arrears, with respect to principal and interest as of December 31, 2018, with a total amortized cost of $6. There were no loans in arrears, with respect to principal and interest as of December 31, 2017.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2018 | 2017 | 2016 |
| Impaired loans, average investment during the period (amortized cost)[1] | $ 4 | $ 4 | $ 8 |
| Interest income recognized on impaired loans, on an accrual basis[1] | — | — | — |
| Interest income recognized on impaired loans, on a cash basis[1] | — | — | — |
| Interest income recognized on troubled debt restructured loans, on an accrual basis | — | — | — |

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following tables present the LTV and DSC ratios as of the dates indicated:

| | Recorded Investment | | | | | | |
| | Debt Service Coverage Ratios | | | | | | |
| | > 1.5x | >1.25x - 1.5x | >1.0x - 1.25x | < 1.0x | Commercial mortgage loans secured by land or construction loans | Total | % of Total |
|---|---|---|---|---|---|---|---|
| **December 31, 2018** [(1)] | | | | | | | |
| Loan-to-Value Ratios: | | | | | | | |
| 0% - 50% | $ 284 | $ 24 | $ 23 | $ — | $ — | $ 331 | 6.7% |
| >50% - 60% | 1,133 | 40 | 11 | — | — | 1,184 | 24.1% |
| >60% - 70% | 2,070 | 328 | 503 | 34 | 26 | 2,961 | 60.2% |
| >70% - 80% | 213 | 87 | 66 | 19 | 4 | 389 | 7.9% |
| >80% and above | 18 | 5 | 10 | — | 21 | 54 | 1.1% |
| Total | $ 3,718 | $ 484 | $ 613 | $ 53 | $ 51 | $ 4,919 | 100.0% |

[(1)] Balances do not include collective valuation allowance for losses.

| | Recorded Investment | | | | | | |
| | Debt Service Coverage Ratios | | | | | | |
| | > 1.5x | >1.25x - 1.5x | >1.0x - 1.25x | < 1.0x | Commercial mortgage loans secured by land or construction loans | Total | % of Total |
|---|---|---|---|---|---|---|---|
| **December 31, 2017** [(1)] | | | | | | | |
| Loan-to-Value Ratios: | | | | | | | |
| 0% - 50% | $ 297 | $ 30 | $ — | $ 14 | $ — | $ 341 | 6.9% |
| >50% - 60% | 1,205 | 25 | 21 | — | 5 | 1,256 | 25.7% |
| >60% - 70% | 2,241 | 228 | 534 | 39 | — | 3,042 | 61.9% |
| >70% - 80% | 154 | 57 | 45 | — | 6 | 262 | 5.3% |
| >80% and above | 5 | — | — | 1 | 4 | 10 | 0.2% |
| Total | $ 3,902 | $ 340 | $ 600 | $ 54 | $ 15 | $ 4,911 | 100.0% |

[(1)] Balances do not include collective valuation allowance for losses.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

| | December 31, 2018 [1] | | December 31, 2017 [1] | |
| --- | --- | --- | --- | --- |
| | Gross Carrying Value | % of Total | Gross Carrying Value | % of Total |
| Commercial Mortgage Loans by U.S. Region: | | | | |
| Pacific | $ 994 | 20.2% | $ 985 | 20.1% |
| South Atlantic | 1,011 | 20.5% | 982 | 20.0% |
| Middle Atlantic | 1,039 | 21.2% | 1,097 | 22.4% |
| West South Central | 566 | 11.5% | 552 | 11.2% |
| Mountain | 458 | 9.3% | 457 | 9.3% |
| East North Central | 465 | 9.5% | 468 | 9.5% |
| New England | 75 | 1.5% | 77 | 1.6% |
| West North Central | 258 | 5.2% | 243 | 4.9% |
| East South Central | 53 | 1.1% | 50 | 1.0% |
| Total Commercial mortgage loans | $ 4,919 | 100.0% | $ 4,911 | 100.0% |

[1] Balances do not include collective valuation allowance for losses.

| | December 31, 2018 [1] | | December 31, 2017 [1] | |
| --- | --- | --- | --- | --- |
| | Gross Carrying Value | % of Total | Gross Carrying Value | % of Total |
| Commercial Mortgage Loans by Property Type: | | | | |
| Retail | $ 1,335 | 27.2% | $ 1,383 | 28.1% |
| Industrial | 1,323 | 26.9% | 1,326 | 27.0% |
| Apartments | 1,104 | 22.4% | 948 | 19.3% |
| Office | 791 | 16.1% | 829 | 16.9% |
| Hotel/Motel | 111 | 2.3% | 177 | 3.6% |
| Mixed Use | 46 | 0.9% | 52 | 1.1% |
| Other | 209 | 4.2% | 196 | 4.0% |
| Total Commercial mortgage loans | $ 4,919 | 100.0% | $ 4,911 | 100.0% |

[1] Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

| | December 31, 2018 [1] | December 31, 2017 [1] |
| --- | --- | --- |
| Year of Origination: | | |
| 2018 | $ 375 | $ — |
| 2017 | 1,108 | 1,086 |
| 2016 | 906 | 867 |
| 2015 | 589 | 703 |
| 2014 | 490 | 538 |
| 2013 | 585 | 644 |
| 2012 and prior | 866 | 1,073 |
| Total Commercial mortgage loans | $ 4,919 | $ 4,911 |

[1] Balances do not include collective valuation allowance for losses.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Evaluating Securities for Other-Than-Temporary Impairments*

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2018 | | 2017 | | 2016 | |
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
|---|---|---|---|---|---|---|
| U.S. corporate public securities | $ 6 | 2 | $ — * | 3 | $ 3 | 2 |
| Foreign corporate public securities and foreign governments[1] | 2 | 3 | 2 | 3 | 12 | 3 |
| Foreign corporate private securities[1] | 9 | 1 | 9 | 2 | 1 | 2 |
| Residential mortgage-backed | 3 | 58 | 1 | 17 | 3 | 25 |
| Commercial mortgage-backed | — * | 1 | — * | 1 | — | — |
| Other asset-backed | — * | 1 | — | — | — | — |
| Total | $ 20 | 66 | $ 12 | 26 | $ 19 | 32 |

[1] Primarily U.S. dollar denominated.

*Less than $1.

The above table includes $14, $12 and $1 of write-downs related to credit impairments for the years ended December 31, 2018, 2017 and 2016, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $6 and $18 in write-downs for the years ended December 31, 2018 and 2016, respectively, are related to intent impairments. There were immaterial write-downs related to intent impairments for the year ended December 31, 2017.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2018 | | 2017 | | 2016 | |
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
|---|---|---|---|---|---|---|
| U.S. corporate public securities | $ 5 | 2 | $ — * | 3 | $ 4 | 1 |
| Foreign corporate public securities and foreign governments[1] | — | — | — | — | 12 | 2 |
| Residential mortgage-backed | 1 | 22 | — * | 6 | 2 | 4 |
| Commercial mortgage-backed | — * | 1 | — * | 1 | — | — |
| Total | $ 6 * | 25 | $ — * | 10 | $ 18 | 7 |

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2018** | **2017** | **2016** |
| Balance at January 1 | $ 16 | $ 9 | $ 19 |
| Additional credit impairments: | | | |
| On securities not previously impaired | — | 9 | — |
| On securities previously impaired | 1 | — | 1 |
| Reductions: | | | |
| Securities intent impaired | 12 | — | — |
| Increase in cash flows | — | — | 2 |
| Securities sold, matured, prepaid or paid down | — | 2 | 9 |
| Balance at December 31 | $ 5 | $ 16 | $ 9 |

*Net Investment Income*

The following table summarizes Net investment income for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2018** | **2017** | **2016** |
| Fixed maturities | $ 1,363 | $ 1,302 | $ 1,325 |
| Equity securities | 5 | 4 | 4 |
| Mortgage loans on real estate | 220 | 211 | 191 |
| Policy loans | 9 | 10 | 12 |
| Short-term investments and cash equivalents | 3 | 1 | 1 |
| Other | 95 | 60 | 30 |
| Gross investment income | 1,695 | 1,588 | 1,563 |
| Less: investment expenses | 72 | 68 | 62 |
| Net investment income | $ 1,623 | $ 1,520 | $ 1,501 |

As of December 31, 2018 and 2017, the Company had $1 and $3, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

*Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Upon the adoption of ASU 2016-01 as of January 1, 2018, realized capital gains (losses) also include changes in fair value of equity securities. The cost of the investments on disposal is generally determined based on FIFO methodology.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2018** | **2017** | **2016** |
| Fixed maturities, available-for-sale, including securities pledged | $ (69) | $ (29) | $ (70) |
| Fixed maturities, at fair value option | (227) | (226) | (201) |
| Equity securities | (4) | — | — |
| Derivatives | (36) | 9 | 51 |
| Embedded derivatives - fixed maturities | (4) | (5) | (6) |
| Guaranteed benefit derivatives | 94 | 55 | 13 |
| Other investments | 4 | (4) | — |
| Net realized capital gains (losses) | $ (242) | $ (200) | $ (213) |

For the year ended December 31, 2018, the change in fair value of equity securities still held as of December 31, 2018 was $(4).

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2018** | **2017** | **2016** |
| Proceeds on sales | $ 2,498 | $ 2,916 | $ 1,825 |
| Gross gains | 14 | 30 | 20 |
| Gross losses | 50 | 39 | 85 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

3.      **Derivative Financial Instruments**

The Company enters into the following types of derivatives:

*Interest rate caps*: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities.  Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

*Interest rate swaps*: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Foreign exchange swaps*: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Credit default swaps*: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

*Currency forwards:* The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

*Futures:* The Company uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

*Swaptions*: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

*Options:* The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

*Managed custody guarantees ("MCGs")*: The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Embedded derivatives*: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, accounted for under the deposit method, that contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to our cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

| | December 31, 2018 | | | December 31, 2017 | | |
|---|---|---|---|---|---|---|
| | Notional Amount | Asset Fair Value | Liability Fair Value | Notional Amount | Asset Fair Value | Liability Fair Value |
| **Derivatives: Qualifying for hedge accounting**[1] | | | | | | |
| Cash flow hedges: | | | | | | |
| Interest rate contracts | $ 35 | $ — | $ — | $ 35 | $ — | $ — |
| Foreign exchange contracts | 620 | 10 | 20 | 533 | — | 52 |
| **Derivatives: Non-qualifying for hedge accounting**[1] | | | | | | |
| Interest rate contracts | 19,280 | 117 | 76 | 18,769 | 117 | 20 |
| Foreign exchange contracts | 12 | — | — | 26 | — | — |
| Equity contracts | 98 | 1 | 1 | 154 | 9 | 7 |
| Credit contracts | 201 | — | 2 | 771 | 10 | 6 |
| **Embedded derivatives and Managed custody guarantees:** | | | | | | |
| Within fixed maturity investments | N/A | 9 | — | N/A | 12 | — |
| Within products | N/A | — | 15 | N/A | — | 117 |
| Within reinsurance agreements | N/A | — | (80) | N/A | — | (21) |
| Managed custody guarantees | N/A | — | — | N/A | — | — |
| Total | | $ 137 | $ 34 | | $ 148 | $ 181 |

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2018 and 2017. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

|  | December 31, 2018 | | |
|  | Notional Amount | Asset Fair Value | Liability Fair Value |
|---|---|---|---|
| Credit contracts | $ 201 | $ — | $ 2 |
| Equity contracts | 98 | 1 | 1 |
| Foreign exchange contracts | 632 | 10 | 20 |
| Interest rate contracts | 17,478 | 117 | 76 |
|  |  | 128 | 99 |
| Counterparty netting[1] |  | (88) | (88) |
| Cash collateral netting[1] |  | (37) | (2) |
| Securities collateral netting[1] |  | — | (9) |
| Net receivables/payables |  | $ 3 | $ — |

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

|  | December 31, 2017 | | |
|  | Notional Amount | Asset Fair Value | Liability Fair Value |
|---|---|---|---|
| Credit contracts | $ 771 | $ 10 | $ 6 |
| Equity contracts | 154 | 9 | 7 |
| Foreign exchange contracts | 559 | — | 52 |
| Interest rate contracts | 17,286 | 117 | 20 |
|  |  | 136 | 85 |
| Counterparty netting[1] |  | (50) | (50) |
| Cash collateral netting[1] |  | (84) | — |
| Securities collateral netting[1] |  | — | (30) |
| Net receivables/payables |  | $ 2 | $ 5 |

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

*Collateral*

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2018, the Company held $17 and $21 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2017, the Company held $11 and $74 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2018, the Company delivered $123 of securities and held no securities as collateral. As of December 31, 2017, the Company delivered $161 of securities and held no securities as collateral.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2018** | **2017** | **2016** |
| **Derivatives: Qualifying for hedge accounting**[1] | | | |
| Cash flow hedges: | | | |
| Interest rate contracts | $  — | $  1 | $  — |
| Foreign exchange contracts | 8 | 12 | (2) |
| **Derivatives: Non-qualifying for hedge accounting**[2] | | | |
| Interest rate contracts | (44) | (7) | 50 |
| Foreign exchange contracts | 1 | (3) | (1) |
| Equity contracts | — | 1 | 1 |
| Credit contracts | (1) | 5 | 3 |
| **Embedded derivatives and Managed custody guarantees:** | | | |
| Within fixed maturity investments[2] | (4) | (5) | (6) |
| Within products[2] | 94 | 55 | 12 |
| Within reinsurance agreements[3] | 58 | (22) | (28) |
| Managed custody guarantees[2] | — | — | 1 |
| Total | $  112 | $  37 | $  30 |

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2018, 2017 and 2016, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2018, the fair value of credit default swaps of $2 was included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2017, the fair value of credit default swaps of $10 and $6 was included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2018 and December 31, 2017, the maximum potential future exposure to the Company was $5 and $497, respectively, on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.      **Fair Value Measurements**

*Fair Value Measurement*

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Table of Contents
**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 679 | $ 59 | $ — | $ 738 |
| U.S. Government agencies and authorities | — | — | — | — |
| State, municipalities and political subdivisions | — | 764 | — | 764 |
| U.S. corporate public securities | — | 7,987 | 28 | 8,015 |
| U.S. corporate private securities | — | 2,882 | 771 | 3,653 |
| Foreign corporate public securities and foreign governments[1] | — | 2,540 | — | 2,540 |
| Foreign corporate private securities [1] | — | 3,051 | 124 | 3,175 |
| Residential mortgage-backed securities | — | 3,026 | 10 | 3,036 |
| Commercial mortgage-backed securities | — | 1,893 | 12 | 1,905 |
| Other asset-backed securities | — | 1,114 | 94 | 1,208 |
| Total fixed maturities, including securities pledged | 679 | 23,316 | 1,039 | 25,034 |
| Equity securities | 7 | — | 50 | 57 |
| Derivatives: | | | | |
| Interest rate contracts | — | 117 | — | 117 |
| Foreign exchange contracts | — | 10 | — | 10 |
| Equity contracts | — | 1 | — | 1 |
| Credit contracts | — | — | — | — |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,207 | — | — | 1,207 |
| Assets held in separate accounts | 61,457 | 5,805 | 61 | 67,323 |
| Total assets | $ 63,350 | $ 29,249 | $ 1,150 | $ 93,749 |
| Percentage of Level to total | 68% | 31% | 1% | 100% |
| Liabilities: | | | | |
| Derivatives: | | | | |
| Guaranteed benefit derivatives: | | | | |
| FIA | $ — | $ — | $ 11 | $ 11 |
| Stabilizer and MCGs | — | — | 4 | 4 |
| Other derivatives: | | | | |
| Interest rate contracts | — | 76 | — | 76 |
| Foreign exchange contracts | — | 20 | — | 20 |
| Equity contracts | — | 1 | — | 1 |
| Credit contracts | — | 2 | — | 2 |
| Embedded derivative on reinsurance | — | (80) | — | (80) |
| Total liabilities | $ — | $ 19 | $ 15 | $ 34 |

[1] Primarily U.S. dollar denominated.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 597 | $ 59 | $ — | $ 656 |
| U.S. Government agencies and authorities | — | 3 | — | 3 |
| State, municipalities and political subdivisions | — | 878 | — | 878 |
| U.S. corporate public securities | — | 9,210 | 26 | 9,236 |
| U.S. corporate private securities | — | 2,855 | 642 | 3,497 |
| Foreign corporate public securities and foreign governments[1] | — | 2,777 | — | 2,777 |
| Foreign corporate private securities [1] | — | 3,123 | 92 | 3,215 |
| Residential mortgage-backed securities | — | 2,608 | 21 | 2,629 |
| Commercial mortgage-backed securities | — | 1,463 | 7 | 1,470 |
| Other asset-backed securities | — | 638 | 43 | 681 |
| Total fixed maturities, including securities pledged | 597 | 23,614 | 831 | 25,042 |
| Equity securities, available-for-sale | 10 | — | 50 | 60 |
| Derivatives: | | | | |
| Interest rate contracts | — | 117 | — | 117 |
| Foreign exchange contracts | — | — | — | — |
| Equity contracts | — | 9 | — | 9 |
| Credit contracts | — | 10 | — | 10 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,078 | — | — | 1,078 |
| Assets held in separate accounts | 67,966 | 5,059 | 11 | 73,036 |
| Total assets | $ 69,651 | $ 28,809 | $ 892 | $ 99,352 |
| Percentage of Level to total | 70% | 29% | 1% | 100% |
| Liabilities: | | | | |
| Derivatives: | | | | |
| Guaranteed benefit derivatives: | | | | |
| FIA | $ — | $ — | $ 20 | $ 20 |
| Stabilizer and MCGs | — | — | 97 | 97 |
| Other derivatives: | | | | |
| Interest rate contracts | — | 20 | — | 20 |
| Foreign exchange contracts | — | 52 | — | 52 |
| Equity contracts | — | 7 | — | 7 |
| Credit contracts | — | 6 | — | 6 |
| Embedded derivative on reinsurance | — | (21) | — | (21) |
| Total liabilities | $ — | $ 64 | $ 117 | $ 181 |

[1] Primarily U.S. dollar denominated.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Valuation of Financial Assets and Liabilities at Fair Value*

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

*Fixed maturities:* The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

*U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

*U.S. Government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

*U.S. corporate public securities, Foreign corporate public securities, and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

*U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

*RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets.  The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market.  Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

*Equity securities*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

*Derivatives*: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure.  It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

*Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement*:  The carrying amounts for cash reflect the assets' fair values.  The fair values for cash equivalents and most short-term investments are determined based on quoted market prices.  These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts.  The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1.  Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

*Guaranteed benefit derivatives*:  The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract.  The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts.  The cash flow estimates are produced by market implied assumptions.  These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

*Embedded derivatives on reinsurance:* The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

*Transfers in and out of Level 1 and 2*

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2018 and 2017. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Table of Contents
**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

| | Year Ended December 31, 2018 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: Net Income | OCI | Purchases | Issuances | Sales | Settlements | Transfers into Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[4] |
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. Corporate public securities | $ 26 | $ — | $ — | $ 22 | $ — | $ (5) | $ — | $ — | $ (15) | $ 28 | $ — |
| U.S. Corporate private securities | 642 | — | (31) | 184 | — | (4) | (32) | 20 | (8) | 771 | — |
| Foreign corporate public securities and foreign governments[1] | — | — | — | — | — | — | — | — | — | — | — |
| Foreign corporate private securities[1] | 92 | (9) | 14 | 93 | — | (56) | (10) | — | — | 124 | (9) |
| Residential mortgage-backed securities | 21 | (5) | — | 41 | — | (40) | — | — | (7) | 10 | (5) |
| Commercial mortgage-backed securities | 7 | — | — | 13 | — | — | (1) | — | (7) | 12 | — |
| Other asset-backed securities | 43 | — | (2) | 56 | — | — | (4) | 22 | (21) | 94 | — |
| Total fixed maturities, including securities pledged | 831 | (14) | (19) | 409 | — | (105) | (47) | 42 | (58) | 1,039 | (14) |
| Equity securities | 50 | (4) | — | 4 | — | — | — | — | — | 50 | (4) |
| Derivatives: | | | | | | | | | | | |
| Guaranteed benefit derivatives: | | | | | | | | | | | |
| Stabilizer and MCGs[2] | (97) | 96 | — | — | (3) | — | — | — | — | (4) | — |
| FIA[2] | (20) | (2) | — | — | 2 | — | 9 | — | — | (11) | — |
| Assets held in separate accounts[5] | 11 | — | — | 67 | — | (6) | — | — | (11) | 61 | — |

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

Year Ended December 31, 2017

| | Fair Value as of January 1 | Total Realized/Unrealized Gains (Losses) Included in: Net Income | OCI | Purchases | Issuances | Sales | Settlements | Transfers into Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. Corporate public securities | $ 7 | $ — | $ — | $ 11 | $ — | $ — | $ (1) | $ 9 | $ — | $ 26 | $ — |
| U.S. Corporate private securities | 525 | — | 10 | 61 | — | (1) | (12) | 69 | (10) | 642 | — |
| Foreign corporate public securities and foreign governments[1] | — | — | — | — | — | — | — | — | — | — | — |
| Foreign corporate private securities[1] | 154 | (9) | (37) | 31 | — | — | (14) | — | (33) | 92 | (9) |
| Residential mortgage-backed securities | 21 | (7) | — | 5 | — | — | — | 2 | — | 21 | (7) |
| Commercial mortgage-backed securities | 10 | — | — | 7 | — | — | — | — | (10) | 7 | — |
| Other asset-backed securities | 27 | — | 1 | 32 | — | — | (2) | — | (15) | 43 | — |
| Total fixed maturities, including securities pledged | 744 | (16) | (26) | 147 | — | (1) | (29) | 80 | (68) | 831 | (16) |
| Equity securities, available-for-sale | 48 | — | — | 2 | — | — | — | — | — | 50 | — |
| Derivatives: | | | | | | | | | | | |
| Guaranteed benefit derivatives: | | | | | | | | | | | |
| Stabilizer and MCGs[2] | (151) | 57 | — | — | (3) | — | — | — | — | (97) | — |
| FIA[2] | (23) | (2) | — | — | — | — | 5 | — | — | (20) | — |
| Assets held in separate accounts[5] | 6 | — | — | 18 | — | (3) | — | 2 | (12) | 11 | — |

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2018 and 2017, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

*Significant Unobservable Inputs*

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.  The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals.  Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits.  Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements.  Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:*  For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2018:

| Unobservable Input | Range[1] | |
| --- | --- | --- |
| | FIA | Stabilizer / MCG |
| Interest rate implied volatility | — | 0.1% to 6.5% |
| Nonperformance risk | 0.38% to 1.2% | 0.38% to 1.2% |
| Actuarial Assumptions: | | |
| Partial Withdrawals | 0% to 7% | — |
| Lapses | 0% to 42% [2] | 0% to 50% [3] |
| Policyholder Deposits[4] | — | 0% to 50% [3] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

| | Percentage of Plans | Overall Range of Lapse Rates | Range of Lapse Rates for 85% of Plans | Overall Range of Policyholder Deposits | Range of Policyholder Deposits for 85% of Plans |
| --- | --- | --- | --- | --- | --- |
| Stabilizer (Investment Only) and MCG Contracts | 92% | 0-25% | 0-15% | 0-30% | 0-15% |
| Stabilizer with Recordkeeping Agreements | 8% | 0-50% | 0-30% | 0-50% | 0-25% |
| Aggregate of all plans | 100% | 0-50% | 0-30% | 0-50% | 0-25% |

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

| Unobservable Input | Range[1] | |
| --- | --- | --- |
| | FIA | Stabilizer / MCG |
| Interest rate implied volatility | — | 0.1% to 6.3% |
| Nonperformance risk | 0.02% to 1.1% | 0.02% to 1.1% |
| Actuarial Assumptions: | | |
| Partial Withdrawals | 0.5% to 7% | — |
| Lapses | 0% to 42% [2] | 0% to 50% [3] |
| Policyholder Deposits[4] | — | 0% to 50% [3] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

| | Percentage of Plans | Overall Range of Lapse Rates | Range of Lapse Rates for 85% of Plans | Overall Range of Policyholder Deposits | Range of Policyholder Deposits for 85% of Plans |
| --- | --- | --- | --- | --- | --- |
| Stabilizer (Investment Only) and MCG Contracts | 92% | 0-25% | 0-15% | 0-30% | 0-15% |
| Stabilizer with Recordkeeping Agreements | 8% | 0-50% | 0-30% | 0-50% | 0-25% |
| Aggregate of all plans | 100% | 0-50% | 0-30% | 0-50% | 0-25% |

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

*Other Financial Instruments*

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

| | December 31, 2018 | | December 31, 2017 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, including securities pledged | $ 25,034 | $ 25,034 | $ 25,042 | $ 25,042 |
| Equity securities | 57 | 57 | 60 | 60 |
| Mortgage loans on real estate | 4,918 | 4,983 | 4,910 | 4,924 |
| Policy loans | 210 | 210 | 214 | 214 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,207 | 1,207 | 1,078 | 1,078 |
| Derivatives | 128 | 128 | 136 | 136 |
| Notes receivable from affiliates | — | — | 175 | 222 |
| Short-term loan to affiliate | — | — | 80 | 80 |
| Other investments | 40 | 40 | — | — |
| Assets held in separate accounts | 67,323 | 67,323 | 73,036 | 73,036 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| Funding agreements without fixed maturities and deferred annuities[1] | 26,068 | 29,108 | 25,314 | 29,431 |
| Funding agreements with fixed maturities | 658 | 652 | — | — |
| Supplementary contracts, immediate annuities and other | 333 | 354 | 365 | 418 |
| Deposit liabilities | 77 | 122 | 135 | 198 |
| Derivatives: | | | | |
| Guaranteed benefit derivatives: | | | | |
| FIA | 11 | 11 | 20 | 20 |
| Stabilizer and MCGs | 4 | 4 | 97 | 97 |
| Other derivatives | 99 | 99 | 85 | 85 |
| Short-term debt[2] | 1 | 1 | — | — |
| Long-term debt[2] | 4 | 4 | 5 | 5 |
| Embedded derivatives on reinsurance | (80) | (80) | (21) | (21) |

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[2] Included in Other Liabilities on the Consolidated Balance Sheets.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the classification of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

| Financial Instrument | Classification |
| --- | --- |
| Mortgage loans on real estate | Level 3 |
| Policy loans | Level 2 |
| Notes receivable from affiliates | Level 2 |
| Short-term loan to affiliate | Level 2 |
| Other investments | Level 2 |
| Funding agreements without fixed maturities and deferred annuities | Level 3 |
| Funding agreements with fixed maturities | Level 2 |
| Supplementary contracts, immediate annuities and other | Level 3 |
| Deposit liabilities | Level 3 |
| Short-term debt and Long-term debt | Level 2 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

5.      **Deferred Policy Acquisition Costs and Value of Business Acquired**

The following table presents a rollforward of DAC and VOBA for the periods indicated:

| | DAC | VOBA | Total |
|---|---|---|---|
| Balance at January 1, 2016 | $ 520 | $ 709 | $ 1,229 |
| Deferrals of commissions and expenses | 74 | 5 | 79 |
| Amortization: | | | |
| Amortization, excluding unlocking | (72) | (87) | (159) |
| Unlocking [(1)] | (24) | (73) | (97) |
| Interest accrued | 38 | 51 [(2)] | 89 |
| Net amortization included in the Consolidated Statements of Operations | (58) | (109) | (167) |
| Change in unrealized capital gains/losses on available-for-sale securities | (59) | (68) | (127) |
| Balance as of December 31, 2016 | 477 | 537 | 1,014 |
| Deferrals of commissions and expenses | 75 | 5 | 80 |
| Amortization: | | | |
| Amortization, excluding unlocking | (76) | (83) | (159) |
| Unlocking [(1)] | (61) | (93) | (154) |
| Interest accrued | 37 | 43 [(2)] | 80 |
| Net amortization included in the Consolidated Statements of Operations | (100) | (133) | (233) |
| Change in unrealized capital gains/losses on available-for-sale securities | (67) | (42) | (109) |
| Balance as of December 31, 2017 | 385 | 367 | 752 |
| Deferrals of commissions and expenses | 55 | 6 | 61 |
| Amortization: | | | |
| Amortization, excluding unlocking | (75) | (72) | (147) |
| Unlocking [(1)] | (26) | 13 | (13) |
| Interest accrued | 35 | 39 [(2)] | 74 |
| Net amortization included in the Consolidated Statements of Operations | (66) | (20) | (86) |
| Change in unrealized capital gains/losses on available-for-sale securities | 162 | 198 | 360 |
| Balance as of December 31, 2018 | $ 536 | $ 551 | $ 1,087 |

[(1)] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. Additionally, the 2018 amounts include unfavorable unlocking of DAC and VOBA of $25 and $26, respectively, associated with an update to assumptions related to customer consents of changes to guaranteed minimum interest rate provisions. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[(2)] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2018, 2017 and 2016.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Year | | Amount |
|------|---|-------:|
| 2019 | $ | 18 |
| 2020 | | 15 |
| 2021 | | 14 |
| 2022 | | 14 |
| 2023 | | 14 |

### 6.      Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2018, the account value for the separate account contracts with guaranteed minimum benefits was $37.9 billion. The additional liability recognized related to minimum guarantees was $11. As of December 31, 2017, the account value for the separate account contracts with guaranteed minimum benefits was $38.1 billion. The additional liability recognized related to minimum guarantees was $103.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2018 and 2017 was $8.6 billion for both periods.

### 7.      Reinsurance

As of December 31, 2018, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2018, the Company had an agreement with one of its affiliates, Security Life of Denver International ("SLDI"), which is accounted for under the deposit method of accounting. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2018 and 2017, the Company had $1.4 billion and $1.5 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

| | December 31, | | | |
|---|---|---|---|---|
| | **2018** | | **2017** | |
| Reserves ceded and claims recoverable | $ | 1,409 | $ | 1,512 |
| Premiums receivable, net | | — | | (16) |
| Total | $ | 1,409 | $ | 1,496 |

For the years ended December 31, 2018, 2017 and 2016, premiums, net of reinsurance were $41, $48 and $870, respectively.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

**8.      Capital Contributions, Dividends and Statutory Information**

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2018, VRIAC declared an ordinary dividend in the amount of $126, which was paid to its Parent on May 25, 2018. During the year ended December 31, 2017, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $265, $261 of which was paid on May 24, 2017 and $4 of which was paid on December 28, 2017.

On March 28, 2018, VFP paid a $20 dividend to VRIAC, its parent; on June 28, 2018, VFP paid a $20 dividend to VRIAC; on September 26, 2018, VFP paid a $20 dividend to VRIAC; and on December 21, 2018, VFP paid a $30 dividend to VRIAC. During the year ended December 31, 2017, VFP paid dividends in the amount of $85 to VRIAC.

On May 25, 2018, DSL, which was a subsidiary of VRIAC at the time, paid a $49 dividend to its then parent, VRIAC. During the year ended December 31, 2017, DSL did not pay any dividends to VRIAC.

During the years ended December 31, 2018 and 2017, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to RBC requirements, as defined by the NAIC.  The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department.  Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically a portion of deferred tax assets in excess of prescribed thresholds.

Statutory net income (loss) was $377, $195 and $266, for the years ended December 31, 2018, 2017 and 2016, respectively. Statutory capital and surplus was $2.0 billion and $1.8 billion as of December 31, 2018 and 2017, respectively.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

9.      **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2018** | | **2017** | | **2016** | |
| Fixed maturities, net of OTTI | $ | 127 | $ | 1,451 | $ | 862 |
| Equity securities | | — | | 15 | | 15 |
| Derivatives | | 140 | | 124 | | 201 |
| DAC/VOBA and Sales inducements adjustments on available-for-sale securities | | (73) | | (433) | | (324) |
| Premium deficiency reserve adjustment | | (51) | | (115) | | (90) |
| Other | | — | | 5 | | — |
| Unrealized capital gains (losses), before tax | | 143 | | 1,047 | | 664 |
| Deferred income tax asset (liability) | | (39) | | (234) | | (111) |
| Unrealized capital gains (losses), after tax | | 104 | | 813 | | 553 |
| Pension and other postretirement benefits liability, net of tax | | 4 | | 5 | | 6 |
| AOCI | $ | 108 | $ | 818 | $ | 559 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

| | Year Ended December 31, 2018 | | | | | |
|---|---|---|---|---|---|---|
| | Before-Tax Amount | | Income Tax | | After-Tax Amount | |
| Available-for-sale securities: | | | | | | |
| Fixed maturities | $ | (1,401) | $ | 299 [5] | $ | (1,102) |
| Equity securities | | — [1] | | — | | — |
| Other | | (5) | | 1 | | (4) |
| OTTI | | 8 | | (2) | | 6 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | | 69 | | (14) | | 55 |
| DAC/VOBA and Sales inducements | | 360 [2] | | (76) | | 284 |
| Premium deficiency reserve adjustment | | 64 | | (13) | | 51 |
| Change in unrealized gains/losses on available-for-sale securities | | (905) | | 195 | | (710) |
| | | | | | | |
| Derivatives: | | | | | | |
| Derivatives | | 40 [3] | | (8) | | 32 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | | (24) | | 5 | | (19) |
| Change in unrealized gains/losses on derivatives | | 16 | | (3) | | 13 |
| | | | | | | |
| Pension and other postretirement benefits liability: | | | | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | | (1) [4] | | — | | (1) |
| Change in pension and other postretirement benefits liability | | (1) | | — | | (1) |
| Change in Other comprehensive income (loss) | $ | (890) | $ | 192 | $ | (698) |

[1] Balance reclassified to Retained earnings due to adoption of ASU 2016-01.
[2] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[3] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[4] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[5] Amount includes $9 valuation allowance. See the *Income Taxes* Note these Consolidated Financial Statements for additional information.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2017 | | | | | |
|---|---|---|---|---|---|---|
| | Before-Tax Amount | | Income Tax | | After-Tax Amount | |
| Available-for-sale securities: | | | | | | |
| Fixed maturities | $ | 564 | $ | (190) | $ | 374 |
| Equity securities | | — | | — | | — |
| Other | | 5 | | (2) | | 3 |
| OTTI | | (4) | | 1 | | (3) |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | | 29 | | (10) | | 19 |
| DAC/VOBA and Sales inducements | | (109) [1] | | 42 | | (67) |
| Premium deficiency reserve adjustment | | (25) | | 9 | | (16) |
| Change in unrealized gains/losses on available-for-sale securities | | 460 | | (150) | | 310 |
| | | | | | | |
| Derivatives: | | | | | | |
| Derivatives | | (53) [2] | | 19 | | (34) |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | | (24) | | 8 | | (16) |
| Change in unrealized gains/losses on derivatives | | (77) | | 27 | | (50) |
| | | | | | | |
| Pension and other postretirement benefits liability: | | | | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | | (2) [3] | | 1 | | (1) |
| Change in pension and other postretirement benefits liability | | (2) | | 1 | | (1) |
| Change in Other comprehensive income (loss) | $ | 381 | $ | (122) | $ | 259 |

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2016 | | | | | |
|---|---|---|---|---|---|---|
| | Before-Tax Amount | | Income Tax | | After-Tax Amount | |
| Available-for-sale securities: | | | | | | |
| Fixed maturities | $ | 346 | $ | (121) | $ | 225 |
| Equity securities | | 1 | | — | | 1 |
| Other | | — | | — | | — |
| OTTI | | 9 | | (3) | | 6 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | | 70 | | (25) | | 45 |
| DAC/VOBA and Sales inducements | | (128) [1] | | 45 | | (83) |
| Premium deficiency reserve adjustment | | (23) | | 8 | | (15) |
| Change in unrealized gains/losses on available-for-sale securities | | 275 | | (96) | | 179 |
| | | | | | | |
| Derivatives: | | | | | | |
| Derivatives | | 11 [2] | | (4) | | 7 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | | (19) | | 7 | | (12) |
| Change in unrealized gains/losses on derivatives | | (8) | | 3 | | (5) |
| | | | | | | |
| Pension and other postretirement benefits liability: | | | | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | | (1) [3] | | — | | (1) |
| Change in pension and other postretirement benefits liability | | (1) | | — | | (1) |
| Change in Other comprehensive income (loss) | $ | 266 | $ | (93) | $ | 173 |

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### 10. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

|  | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | | **2018** | | **2017** | | **2016** |
| Current tax expense (benefit): | | | | | | |
| Federal | $ | 25 | $ | 37 | $ | 24 |
| Total current tax expense (benefit) | | 25 | | 37 | | 24 |
| Deferred tax expense (benefit): | | | | | | |
| Federal | | 49 | | (158) | | (3) |
| Total deferred tax expense (benefit) | | 49 | | (158) | | (3) |
| Total income tax expense (benefit) | $ | 74 | $ | (121) | $ | 21 |

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

|  | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | | **2018** | | **2017** | | **2016** |
| Income (loss) before income taxes | $ | 569 | $ | 89 | $ | 134 |
| Tax rate | | 21.0% | | 35.0 % | | 35.0% |
| Income tax expense (benefit) at federal statutory rate | | 119 | | 31 | | 47 |
| Tax effect of: | | | | | | |
| Dividends received deduction | | (49) | | (36) | | (27) |
| Valuation allowance | | 9 | | (5) | | (2) |
| Tax Credit | | — | | 5 | | 2 |
| Effect of Tax Reform | | — | | (116) | | — |
| Other | | (5) | | — | | 1 |
| Income tax expense (benefit) | $ | 74 | $ | (121) | $ | 21 |
| Effective tax rate | | 13.0% | | (136.0)% | | 15.7% |

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform made broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017; and (4) changing how alternative minimum tax (AMT) credits can be realized. Tax Reform eliminated the corporate AMT and allows the AMT credit carryforward to be refunded over the next 4 years. Any refundable corporate AMT credit is not subject to the sequestration requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allowed the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to the provisional estimate and additional impacts from Tax Reform were recorded during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. In 2018, the Company finalized the impacts of Tax Reform.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Temporary Differences*

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2018** | | **2017** | |
| **Deferred tax assets** | | | | |
| Insurance reserves | $ | 74 | $ | 125 |
| Investments | | 79 | | 75 |
| Compensation and benefits | | 51 | | 55 |
| Other assets | | — | | 3 |
| Total gross assets | | 204 | | 258 |
| | | | | |
| **Deferred tax liabilities** | | | | |
| Net unrealized investment (gains) losses | | (45) | | (311) |
| Deferred policy acquisition costs | | (205) | | (134) |
| Other liabilities | | (18) | | — |
| Total gross liabilities | | (268) | | (445) |
| Net deferred income tax asset (liability) | $ | (64) | $ | (187) |

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.  As of December 31, 2018 and 2017, the Company had no valuation allowance. However, the application of intra-period tax allocation rules to benefits associated with capital deferred tax assets resulted in a valuation allowance as of December 31, 2018 and 2017 of $128 and $119, respectively, in continuing operations, offset by a corresponding benefit in Other comprehensive income.

For the year ended December 31, 2018, the application of the intra-period tax allocation rules to capital deferred assets resulted in an increase of $9 in the valuation allowance within continuing operations, offset by a benefit of $9 within Other comprehensive income. For the years ended 2017 and 2016, the decreases in the valuation allowance were $5 and $2, respectively, all of which were allocated to continuing operations.

*Tax Sharing Agreement*

The Company had a (payable)/receivable to/from Voya Financial of $35 and $(23) as of December 31, 2018 and 2017, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. However, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

*Unrecognized Tax Benefits*

The Company had no unrecognized tax benefits as of December 31, 2018 and December 31, 2017.

Table of Contents
**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Interest and Penalties*

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2018 and December 31, 2017.

*Tax Regulatory Matters*

For the tax years 2016 through 2019, Voya Financial participates in the IRS Compliance Assurance Process (CAP), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial for the period ended December 31, 2016.  Voya Financial is under examination for the periods ended December 31, 2017 and December 31, 2018. For the period ended December 31, 2017, Voya Financial expects the examination to be finalized within the next twelve months.

## 11.     Benefit Plans

*Defined Benefit Plan*

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $7, $8 and $8 for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

*Defined Contribution Plan*

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria ("Career Agents"). The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law.  The costs allocated to the Company for the Savings Plan were $10, $11 and $10, for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

*Non-Qualified Retirement Plans*

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers Career Agents. The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

*Obligations and Funded Status*

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2018 and 2017:

|  | Year Ended December 31, | | | |
|  | 2018 | | 2017 | |
|---|---|---|---|---|
| Change in benefit obligation: | | | | |
| Benefit obligation, January 1 | $ | 88 | $ | 88 |
| Interest cost | | 3 | | 4 |
| Benefits paid | | (7) | | (5) |
| Actuarial (gains) losses on obligation | | (4) | | 1 |
| Benefit obligation, December 31 | $ | 80 | $ | 88 |

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2018 and 2017:

|  | December 31, | | | |
|  | 2018 | | 2017 | |
|---|---|---|---|---|
| Accrued benefit cost | $ | (80) | $ | (88) |
| Accumulated other comprehensive income (loss): | | | | |
| Prior service cost (credit) | | — | | (1) |
| Net amount recognized | $ | (80) | $ | (89) |

*Assumptions*

The discount rate used in the measurement of the December 31, 2018 and 2017 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

|  | 2018 | 2017 |
|---|---|---|
| Discount rate | 4.46% | 3.85% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

|  | 2018 | 2017 | 2016 |
|---|---|---|---|
| Discount rate | 3.85% | 4.55% | 4.81% |

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2018, 2017 and 2016:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2018 | 2017 | 2016 |
| Interest cost | $ 3 | $ 4 | $ 4 |
| Amortization of prior service cost (credit) | (1) | (1) | (1) |
| Net (gain) loss recognition | (4) | 1 | 1 |
| Net periodic (benefit) cost | $ (2) | $ 4 | $ 4 |

*Cash Flows*

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

| 2019 | $ 6 |
|---|---|
| 2020 | 6 |
| 2021 | 6 |
| 2022 | 6 |
| 2023 | 6 |
| 2024-2028 | 27 |

In 2019, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

***Share Based Compensation Plans***

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial of $23, $24 and $22 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company recognized tax benefits of $5, $9 and $8 for the years ended 2018, 2017 and 2016, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company used tax law ordering to determine when excess tax benefits would be realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in net income, rather than Additional paid-in capital.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Other Benefit Plans*

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans were immaterial for the years ended December 31, 2018, 2017, and 2016.

## 12. Financing Agreements

*Windsor Property Loan*

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). As of December 31, 2018 and 2017, the amount of the loan outstanding was $5, which was reflected in Other liabilities on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended and $5 in cash was transferred into the cash deposit account as cash collateral. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

## 13. Commitments and Contingencies

*Leases*

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the year ended December 31, 2018, rent expense for leases was $5. For the years ended December 31, 2017 and 2016, rent expense for leases was $4.

*Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

securities underlying the commitments. As of December 31, 2018 the Company had off-balance sheet commitments to acquire mortgage loans of $63 and purchase limited partnerships and private placement investments of $519.

*Restricted Assets*

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2018** | | **2017** | |
| Fixed maturity collateral pledged to FHLB[1] | $ | 771 | $ | — |
| FHLB restricted stock[2] | | 40 | | — |
| Other fixed maturities-state deposits | | 13 | | 13 |
| Cash and cash equivalents | | 5 | | 5 |
| Securities pledged[3] | | 882 | | 960 |
| Total restricted assets | $ | 1,711 | $ | 978 |

[1] Included in Fixed maturities, available for sale, at fair value, on the Consolidated Balance sheets.

[2] Included in Other investments on the Consolidated Balance sheets.

[3] Includes the fair value of loaned securities of $759 and $799 as of December 31, 2018 and 2017, respectively. In addition, as of December 31, 2018 and 2017, the Company delivered securities as collateral of $123 and $161, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

*Federal Home Loan Bank Funding*

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2018, the Company had $657 in non-putable funding agreements, which are included in Future policy benefits and contract owner account balances on the Consolidated Balance sheets. As of December 31, 2018, assets with a market value of approximately $771 collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available for sale, at fair value on the Consolidated Balance sheets.

*Litigation, Regulatory Matters and Loss Contingencies*

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2018, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously. Plaintiff filed an amended complaint on January 4, 2018, and the Company filed a motion to dismiss the amended complaint on February 8, 2018.

## 14.     Related Party Transactions

*Operating Agreements*

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred in the amounts of $65, $64 and $58, respectively.

- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred in the amounts of $287, $263 and $265, respectively.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2018, 2017 and 2016, expenses related to the agreement were incurred in the amount of $15, $43 and $45, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described below, the intercompany agreement with VIM was amended, effective May 1, 2017. For the years ended December 31, 2018, 2017 and 2016, revenue under the VIM intercompany agreement was $63, $55 and $33, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2018, 2017 and 2016 commission expenses incurred by VRIAC were $79, $77 and $73, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

As disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, DSL was divested as part of the Transaction. DSL had certain agreements whereby it generated revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL served as the principal underwriter for variable insurance products and provided wholesale distribution services for mutual fund custodial products. In addition, DSL was authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2018, 2017 and 2016, commissions were collected in the amount of $69, $170 and $175, respectively. Such commissions were, in turn, paid to broker-dealers.

- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earned as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. On or about May 1, 2017, Voya Investments, LLC ("VIL") was appointed investment advisor for these certain additional U.S. registered investment companies previously managed by DSL, which in turn caused DSL and the Contracting Party to terminate separate revenue sharing intercompany agreements dated as of December 22, 2010 between DSL and the Contracting Party by which DSL had paid a portion of the revenue DSL earned as investment adviser. DSL continued to pay the Contracting Party the revenue DSL earned for other related services. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred under these intercompany agreements in the amounts of $26, $83 and $123, respectively.

- Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL received certain services for a fee. The fee for these services was calculated as a percentage of average assets of Voya Investors Trust. For the year ended December 31, 2018, no expenses were incurred under these agreements. For the years ended December 31, 2017 and 2016, expenses were incurred in the amounts of $23 and $70, respectively. See above where it is discussed that DSL no longer provides these advisory services, effective on May 1, 2017.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Reinsurance Agreements*

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2018 and 2017, the Company had deposit assets of $37 and $63, respectively, and deposit liabilities of $77 and $135, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business. Effective January 1, 2018, the Company recaptured the coinsurance agreement and recorded a $74 pre-tax gain on the recapture which was reported in Operating expenses in the Consolidated Statement of Operations for the year ended December 31, 2018.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

*Investment Advisory and Other Fees*

DSL was retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provided or arranged for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earned a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provided certain management, administrative and other services to Voya Investors Trust and was compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL was the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. had an investment advisory agreement, whereby DSL had overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. paid DSL a monthly fee which was based on a percentage of average daily net assets. For the years ended December 31, 2018, 2017 and 2016, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $27, $179 and $350, respectively. See "Operating Agreements" section above where it is discussed that DSL no longer provide these advisory services, effective on May 1, 2017.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2018, 2017 and 2016, distribution revenues received by VFP related to affiliated mutual fund products were $27, $27 and $25, respectively.

*Financing Agreements*

*Reciprocal Loan Agreement*

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2018, 2017, and 2016, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred and earned immaterial interest expense and interest income for the years ended December 31, 2018, 2017 and 2016. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2018, the Company did not have any outstanding

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

receivable/payable with Voya Financial under the reciprocal loan agreement. As of December 31, 2017, the Company had an outstanding receivable of $80 and no outstanding payable.

*Note with Affiliate*

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC.  The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $5, $11, $11 for the years ended December 31, 2018, 2017 and 2016, respectively. As of June 1, 2018, VIAC ceased to be an affiliate of the Company following the closing of the Transaction as disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements. The investment in surplus notes is reported in Fixed maturities, available-for-sale on the Company's Consolidated Balance Sheet as of December, 31, 2018.

# PART C
# OTHER INFORMATION

**Item 24. Financial Statements and Exhibits**

  (a)   Financial Statements:
      (1)     Included in Part A:
             Condensed Financial Information
      (2)     Included in Part C:
             Financial Statements of Variable Annuity Account C:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2018
- Statements of Operations for the year ended December 31, 2018
- Statements of Changes in Net Assets for the years ended December 31, 2018 and 2017
- Notes to Financial Statements
    Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2018 and 2017
- Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2018, 2017 and 2016
- Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016
- Notes to Consolidated Financial Statements

  (b)   Exhibits
      (1)     Resolution establishing Variable Annuity Account C • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
      (2)     Not applicable
      (3.1)   Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
      (3.2)   Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 33-75996), as filed on December 20, 2006.
      (3.3)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
      (3.4)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
      (3.5)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as "Voya Retirement Insurance and Annuity Company") • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

(3.6) Amendment No. 4, effective March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (IIM) (now known as Voya Investment Management LLC or VIM) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.

(3.7) Amendment No. 5, effective as of May 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.

(3.8) Amendment No. 6, effective as of July 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.

(4.1) Variable Annuity Contract (I-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75964), as filed on February 11, 1997.

(4.2) Variable Annuity Contract (GIH-CDA-HB) and (IMT-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75980), as filed on February 12, 1997.

(4.3) Variable Annuity Contract (IST-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 033-75992), as filed on February 13, 1997.

(4.4) Variable Annuity Contract (I-CDA-HD(XC)) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 033-75992), as filed on February 13, 1997.

(4.5) Endorsement (EIP-SDOTHD-97) to Contract I-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75992), as filed on April 14, 1997.

(4.6) Endorsement (EIP-SDOTHD-97(NY)) to Contract I-CDA-HD(XC) • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75992), as filed on April 14, 1997.

(4.7) Schedule (ISIRA-97 (XC)) to Contract I-CDA-HD(XC) • Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 033-75992), as filed on December 31, 1997.

(4.8) Endorsement (EIP-SDOTPM-97(NY)) to Contracts IMT-CDA-HO and
IST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75992), as filed on April 14, 1997.

(4.9) Endorsement (EIP-SDOTPM-97) to Contracts IMT-CDA-HO and
IST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75992), as filed on April 14, 1997.

(4.10) Endorsement (EFUND97) to Contracts IMT-CDA-HO and IST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.

(4.11) Endorsement (EIRA-ROTH-97(NY)) to Contract I-CDA-HD(XC) • Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 033-75992), as filed on December 31, 1997.

(4.12) Endorsement (EIGET-IC(R)) to Contracts I-CDA-HD, IMT-CDA-HO and
IST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75964), as filed on August 30, 1996.

(4.13) Endorsement (EGETE-IC(R)) to Contract GIH-CDA-HB • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 033-88720), as filed on June 28, 1996.

(4.14)  Endorsement (EIGF-IC(NY)) to Contract I-CDA-HD(XC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75992), as filed on September 18, 1998.

(4.15)  Endorsement (EGET-99) to Contracts I-CDA-HD, IMT-CDA-HO and I-CDA-HD(XC) • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 1999.

(4.16)  Endorsement (EEGTRRA-PENIRA (01)) to Contract I-CDA-HD, IMT-CDA-HO and IST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 033-75992), as filed on April 12, 2002.

(4.17)  Endorsement E-LOANA(01/01) to Contracts I-CDA-HD, IMT-CDA-HO, IST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 10, 2002.

(4.18)  Endorsements ENMCHG (05/02) and ENMCHGI (05/02) for name change • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(4.19)  Endorsement EVNMCHG (09/14) to Contract IRA-CDA-03 • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75992), as filed on April 17, 2015.

(5.1)   Variable Annuity Contract Application (710.00.16H (11/97)) • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 033-75964), as filed on April 9, 1998.

(5.2)   Variable Annuity Contract Application (710.00.16H (NY)(11/97)) • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 033-75964), as filed on April 9, 1998.

(6.1)   Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(6.2)   Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to the ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(7)     Not applicable

(8.1)   Participation Agreement effective as of March 1, 2000 among Aetna Life Insurance and Annuity Company, Alliance Fund Distributors, Inc., and Alliance Capital Management L.P. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-87305), as filed on April 26, 2000.

(8.2)   Service Agreement effective as of March 1, 2000 among Aetna Life Insurance and Annuity Company and Alliance Capital Management L.P. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-87305), as filed on April 26, 2000.

(8.3)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AllianceBernstein Investor Services, Inc., ING Life insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 9, 2008.

(8.4)   Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.5)  Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.6)  Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.7)  Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.8)  First Amendment as of June 26, 2009 to Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.9)  Letter Agreement dated May 16, 2007 and effective July 2, 2007 between ING Life Insurance and Annuity Company, Variable Insurance Products Fund, Variable Insurance Products Fund I, Variable Insurance Products Fund II, Variable Insurance Product Fund V and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.

(8.10) Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.11) Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.12) First Amendment effective as of April 1, 2005 to Service Contract dated June 20, 2003 between Fidelity Distributors Corporation and ING Financial Advisers, Inc. and amended on April 1, 2006 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.

(8.13) Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.14) Amended and Restated Participation Agreement as of June 1, 2018 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Voya Financial Partners, LLC. • Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 3, 2019.

(8.15)   Amended and Restated Administrative Services Agreement dated June 1, 2018, between Franklin Templeton Services, LLC, Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. • Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 3, 2019.

(8.16)   Rule 22c-2 Shareholder Information Agreement entered into as of June 1, 2018 among Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. • Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 3, 2019.

(8.17)   Fund Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(8.18)   Amendment No. 1 dated October 1, 2000 to Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds (renamed Invesco Variable Insurance Funds, Inc.), A I M Distributors, Inc. (renamed Invesco Distributors, Inc.) and Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and amended on November 17, 2000 and July 12, 2002 • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.

(8.19)   Service Agreement effective June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(8.20)   First Amendment dated October 1, 2000 to the Service Agreement dated June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.

(8.21)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.22)   Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.23)   First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Fund Participation Agreement effective as of July 20, 2001 among ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.24)   Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.25)   First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Service Agreement effective as of July 20, 2001 between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and Lord Abbett Series Fund, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.26)  Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.27)  Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.28)  First Amendment dated December 1, 1999 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. dated March 11, 1997 and amended on May 1, 2004 and August 15, 2007 • Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 39 (File No. 033-75988), as filed on April 11, 2007, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.

(8.29)  Service Agreement effective as of March 11, 1997 between OppenheimerFunds, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.30)  Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Oppenheimer Funds Services, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.31)  Novation of and Amendment to Participation Agreement dated as of January 26, 2011 and effective as of February 14, 2011 by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 25, 2012.

(8.32)  Participation Agreement dated as of May 1, 2004 among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and PA Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.33)  First Amendment dated as of August 15, 2007 to Participation Agreement by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.34)  Services Agreement dated as of May 1, 2004 between PIMCO Variable Insurance Trust (the "Trust"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.35)  First Amendment dated August 15, 2007 to Services Agreement between PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.36) Services Agreement effective as of May 1, 2004 between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.37) First Amendment dated as of August 15, 2007 to Services Agreement between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company and Allianz Global Investors Distributors LLC effective as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.38) Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.

(8.39) Participation Agreement made and entered into as of July 1, 2001 by and among Pioneer Variable Contracts Trust, Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.40) Amendment No. 1 is made and entered into as of May 1, 2004 to Participation Agreement between Pioneer Variable Contracts Trust and ING Life Insurance and Annuity Company f/k/a Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. dated July 1, 2001 and amended on August 15, 2007 • Incorporated by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 13, 2005, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.

(8.41) Rule 22c-2 Agreement dated March 1, 2007 and is effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.42) Fund Participation, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016 by and between Voya Retirement Insurance And Annuity Company, Voya Financial Partners, LLC and Voya Investments Distributor, LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.43) Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance And Annuity Company, ING National Trust, ING USA Annuity And Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company Of New York, Security Life Of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), As filed on June 15, 2007.

(8.44) Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.45) First Amendment dated May 7, 2007 to Fund Participation Agreement effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, Wanger Advisors Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company ● Incorporated by reference to Post-Effective Amendment No. 53 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 18, 2008.

(8.46) Service Agreement with investment adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company. ● Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.47) Joinder and Amendment, effective as of July 1, 2017, to the Service Agreement dated May 1, 2004, by and between Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company, Columbia Wanger Asset Management, LLC and Columbia Management Investment Services Corp. ● Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 3, 2019

(8.48) Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. ● Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(9) Opinion and Consent of Counsel

(10) Consent of Independent Registered Public Accounting Firm

(11) Not applicable

(12) Not applicable

(13) Powers of Attorney


**Item 25. Directors and Officers of the Depositor***

| Name | Principal Business Address | Positions and Offices with Depositor |
|---|---|---|
| Charles P. Nelson | One Orange Way<br>Windsor, CT 06095-4774 | Director and President |
| Rodney O. Martin, Jr. | 230 Park Avenue<br>New York, NY 10169 | Director and Chairman |
| Michael S. Smith | 230 Park Avenue<br>New York, NY 10169 | Director, Executive Vice President and Chief Risk Officer |
| William T. Bainbridge | 1475 Dunwoody Drive<br>West Chester, PA 19380 | Director and Senior Vice President |
| Anthony J. Brantzeg | 1475 Dunwoody Drive<br>West Chester, PA 19380 | Director |
| Patricia J. Walsh | 230 Park Avenue<br>New York, NY 10169 | Executive Vice President and Chief Legal Officer |
| Carlo Bertucci | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President and Chief Tax Officer |
| C. Landon Cobb, Jr. | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President and Chief Accounting Officer |
| Miles R. Edwards | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President |
| Howard F. Greene | 230 Park Avenue<br>New York, NY 10169 | Senior Vice President, Compensation |

| | | |
|---|---|---|
| William S. Harmon | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President |
| Heather H. Lavallee | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President |
| Francis G. O'Neill | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President and Chief Financial Officer |
| David S. Pendergrass | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President and Treasurer |
| Justin Smith | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President and Deputy General Counsel |
| Matthew Toms | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President |
| Jean Weng | 230 Park Avenue<br>New York, NY 10169 | Senior Vice President and Assistant Secretary |
| Rajat P. Badhwar | One Orange Way<br>Windsor, CT 06095-4774 | Chief Information Security Officer |
| Brian J. Baranowski | One Orange Way<br>Windsor, CT 06095-4774 | Vice President, Compliance |
| Debra M. Bell | 8055 East Tuft Avenue<br>Suite 710<br>Denver, CO 80237 | Vice President and Assistant Treasurer |
| Regina A. Gordon | One Orange Way<br>Windsor, CT 06095-4774 | Vice President and Chief Compliance Officer |
| Carol B. Keen | One Orange Way<br>Windsor, CT 06095-4774 | Vice President |
| Kyle A. Puffer | One Orange Way<br>Windsor, CT 06095-4774 | Vice President and Appointed Actuary |
| Kevin J. Reimer | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Vice President and Assistant Treasurer |
| Jennifer M. Ogren | 20 Washington Avenue South<br>Minneapolis, MN 55401 | Secretary |

\*    These individuals may also be directors and/or officers of other affiliates of the Company.


**Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant**

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 61 to Registration Statement on Form N-4 for Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (File No. 033-81216), as filed with the Securities and Exchange Commission on April 8, 2019.


**Item 27. Number of Contract Owners**

As of February 28, 2019, there were 335,296 individuals holding interests in variable annuity contracts funded through Variable Annuity Account C of Voya Retirement Insurance and Annuity Company.


**Item 28. Indemnification**

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS.  Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations.

These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Amended and Restated Limited Liability Company Agreement executed as of June 30, 2016 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

## Item 29. Principal Underwriter

(a) In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account B of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

| Name | Principal Business Address | Positions and Offices with Underwriter |
|---|---|---|
| William P. Elmslie | One Orange Way<br>Windsor, CT 06095-4774 | Director and Managing Director |
| Thomas W. Halloran | 30 Braintree Hill Office Park<br>Floors 2-4<br>Braintree, MA 02184 | Director |
| Michael S. Smith | 230 Park Avenue<br>New York, NY 10169 | Executive Vice President and Chief Risk Officer |
| Rajat P. Badhwar | One Orange Way<br>Windsor, CT 06095-4774 | Chief Information Security Officer |
| Regina A. Gordon | One Orange Way<br>Windsor, CT 06095-4774 | Chief Compliance Officer |
| Kristin H. Hultgren | One Orange Way<br>Windsor, CT 06095-4774 | Chief Financial Officer |
| Frederick Bohn | One Orange Way<br>Windsor, CT 06095-4774 | Assistant Chief Financial Officer |
| Carlo Bertucci | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President and Chief Tax Officer |
| David S. Pendergrass | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President and Treasurer |
| Jean Weng | 230 Park Avenue<br>New York, NY 10169 | Senior Vice President and Assistant Secretary |
| Jennifer M. Ogren | 20 Washington Avenue South<br>Minneapolis, MN 55401 | Secretary |
| M. Bishop Bastien | 3017 Douglas Boulevard<br>Roseville, CA 95661 | Vice President |
| Debra M. Bell | 8055 East Tuft Avenue<br>Suite 710<br>Denver, CO 80237 | Vice President and Assistant Treasurer |
| Lisa S. Gilarde | One Orange Way<br>Windsor, CT 06095-4774 | Vice President |
| Mark E. Jackowitz | 22 Century Hill Drive, Suite 101<br>Latham, NY 12110 | Vice President |

| | | |
|---|---|---|
| Carol B. Keen | One Orange Way<br>Windsor, CT 06095-4774 | Vice President |
| George D. Lessner, Jr. | 15455 North Dallas Parkway<br>Suite 1250<br>Addison, TX 75001 | Vice President |
| David J. Linney | 2900 North Loop West, Suite 180<br>Houston, TX 77092 | Vice President |
| Michael J. Pise | One Orange Way<br>Windsor, CT 06095-4774 | Vice President |
| Kevin J. Reimer | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Vice President and Assistant Treasurer |
| Frank W. Snodgrass | 9020 Overlook Blvd.<br>Brentwood, TN 37027 | Vice President |
| Scott W. Stevens | 30 Braintree Hill Office Park<br>Floors 2-4<br>Braintree, MA 02184 | Vice President |
| Angelia M. Lattery | 20 Washington Avenue South<br>Minneapolis, MN 55401 | Assistant Secretary |
| Melissa A. O'Donnell | 20 Washington Avenue South<br>Minneapolis, MN 55401 | Assistant Secretary |
| Tina M. Schultz | 20 Washington Avenue South<br>Minneapolis, MN 55401 | Assistant Secretary |
| James D. Ensley | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Tax Officer |
| Andrew M. Kallenberg | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Tax Officer |
| Keith C. Watkins | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Tax Officer |

(c)   Compensation to Principal Underwriter during last fiscal year:

| (1)<br>Name of<br>Principal<br>Underwriter | (2)<br>Net Underwriting<br>Discounts and<br>Commissions | (3)<br>Compensation on<br>Redemption or<br>Annuitization | (4)<br>Brokerage<br>Commissions | (5)<br>Compensation* |
|---|---|---|---|---|
| Voya Financial<br>Partners, LLC | | | | $54,251,364.57 |

\* Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company during 2018.

## Item 30. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, CT 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

## Item 31. Management Services

Not applicable

## Item 32. Undertakings

Registrant hereby undertakes:
(a)  to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;
(b)  to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and
(c)  to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

# SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of Voya Retirement Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-75992) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 15th day of April, 2019.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
    *(Registrant)*

By:    VOYA RETIREMENT INSURANCE AND ANNUITY
       COMPANY
       *(Depositor)*

By:    Charles P. Nelson*
       Charles P. Nelson
       President
       (principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 52 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| Charles P. Nelson*<br>Charles P. Nelson | Director and President<br>(principal executive officer) | |
| William Bainbridge*<br>William T. Bainbridge | Director | |
| Tony Brantzeg*<br>Anthony J. Brantzeg | Director | |
| C. Landon Cobb, Jr.*<br>C. Landon Cobb, Jr. | Senior Vice President and Chief Accounting Officer<br>(principal accounting officer) | April<br>15, 2019 |
| Francis G. O'Neill*<br>Francis G. O'Neill | Senior Vice President and Chief Financial Officer<br>(principal financial officer) | |
| Rodney O. Martin, Jr.*<br>Rodney O. Martin, Jr. | Director | |
| Michael S. Smith*<br>Michael S. Smith | Director | |

By:    /s/ Peter M. Scavongelli
       Peter M. Scavongelli
       *Attorney-in-Fact

# VARIABLE ANNUITY ACCOUNT C
# EXHIBIT INDEX

| Exhibit No. | Exhibit |
|---|---|
| 24(b)(9) | Opinion and Consent of Counsel |
| 24(b)(10) | Consent of Independent Registered Public Accounting Firm |
| 24(b)(13) | Powers of Attorney |